As filed with the Securities and Exchange Commission on January 13, 2017
Reg. No. 333-214992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Windstream Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4813	46-2847717
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

4001 Rodney Parham Road
Little Rock, Arkansas 72212
(501) 748-7000
(Address, including ZIP code, and telephone number, including area code, of registrant’s principal executive offices)

Kristi Moody, Esq.
Senior Vice President and Corporate Secretary
4001 Rodney Parham Road
Little Rock, Arkansas 72212
(501) 748-7000
(Name, address, including ZIP code, and telephone number, including area code, of agent for service)

With Copies to:

Robert B. Pincus, Esq.	Samuel R. DeSimone,	Jeffrey D. Marell, Esq.	David M. Carter, Esq.
Skadden, Arps, Slate,	Jr., Esq.	Ross A. Fieldston, Esq.	Troutman Sanders LLP
Meagher & Flom LLP	Executive Vice President,	Paul, Weiss, Rifkind,	1001 Haxall Point
One Rodney Square,	General Counsel and	Wharton & Garrison LLP	Richmond Virginia
7th Floor	Corporate Secretary	1285 Avenue of the	23219
Wilmington, Delaware	EarthLink Holdings Corp.	Americas
19801	1170 Peachtree Street,	New York, New York 10019	(804) 697-1200
Suite 900
(302) 651-3000	Atlanta, Georgia 30309	(212) 373-3000

(404) 815-0770

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the mergers described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐ Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the SEC, acting pursuant to said Section 8(a), may determine.

(This page intentionally left blank.)

The information in this joint proxy statement/prospectus is not complete and may be changed. The securities offered by this joint proxy statement/prospectus may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JANUARY 13, 2017

MERGERS PROPOSED—YOUR VOTE IS VERY IMPORTANT

Windstream Holdings, Inc. (which we refer to as Windstream) and EarthLink Holdings Corp. (which we refer to as EarthLink) have entered into an Agreement and Plan of Merger, dated as of November 5, 2016 (which, as it may be amended from time to time in accordance with the terms thereof, we refer to as the merger agreement). Pursuant to the terms and subject to the conditions of the merger agreement, an indirect, wholly-owned subsidiary of Windstream (which we refer to as Merger Sub 1) will merge with and into EarthLink, with EarthLink continuing as the surviving corporation (which we refer to as the merger) and, immediately following the merger, the surviving corporation will merge with and into another indirect, wholly-owned subsidiary of Windstream (which we refer to as Merger Sub 2), with Merger Sub 2 continuing as the surviving company (which we refer to as the subsequent merger and, together with the merger, as the mergers).

Upon completion of the mergers, holders of outstanding shares of EarthLink common stock as of immediately prior to the effective time of the merger (other than Windstream, EarthLink, Merger Sub 1, Merger Sub 2 and their respective direct or indirect wholly-owned subsidiaries, whose shares will be automatically cancelled for no consideration) will receive for each share of EarthLink common stock that they own 0.818 shares of Windstream common stock (which we refer to as the exchange ratio) and cash in lieu of any fractional shares of Windstream common stock to which they otherwise would be entitled after giving effect to the exchange ratio. The exchange ratio is fixed and will not be adjusted to reflect stock price changes with respect to Windstream’s or EarthLink’s stock prior to the closing of the merger. Based on the closing price of Windstream common stock on the NASDAQ Global Select Market (which we refer to as the NASDAQ) on November 3, 2016, the last trading day before media reports of the possibility of a transaction were published, the merger consideration represented approximately $5.55 in value for each share of EarthLink common stock. Based on the closing price of Windstream common stock on [●], 2017, the latest practicable trading day before the date of this joint proxy statement/prospectus, the merger consideration represented approximately $[●] in value for each share of EarthLink common stock. Windstream stockholders will continue to own their existing Windstream shares. EarthLink common stock is currently traded on the NASDAQ under the symbol “ELNK,” and Windstream common stock is currently traded on the NASDAQ under the symbol “WIN.” Following the completion of the mergers, shares of Windstream common stock will continue to trade on the NASDAQ under the symbol “WIN.” We urge you to obtain current market quotations of EarthLink common stock and Windstream common stock before voting.

Based on the estimated number of shares of Windstream and EarthLink common stock that will be outstanding immediately prior to the closing of the mergers, we estimate that, upon closing, existing Windstream stockholders will own approximately 51% of the outstanding shares of Windstream and former EarthLink stockholders will own approximately 49% of the outstanding shares of Windstream.

Windstream and EarthLink will each hold special meetings of their respective stockholders in connection with the proposed mergers.

●

At the special meeting of Windstream stockholders, Windstream stockholders will be asked to consider and vote on (1) the proposal to approve the issuance of shares of Windstream common stock (which we refer to as the Windstream stock issuance) to EarthLink stockholders pursuant to the merger (which we refer to as the Windstream stock issuance proposal), (2) the proposal to approve an amendment to

Windstream’s Amended and Restated Certificate of Incorporation, as amended (which we refer to as the Windstream charter amendment), increasing the number of authorized shares of Windstream common stock (which we refer to as the Windstream charter amendment proposal) in order for Windstream to have sufficient authorized shares to complete the Windstream stock issuance and for other general corporate purposes, including for purposes of future equity grants to Windstream employees and issuances in connection with future strategic opportunities that may arise, and (3) the proposal to adjourn the Windstream special meeting to solicit additional proxies if Windstream has not received proxies representing a sufficient number of shares of Windstream common stock to approve the Windstream stock issuance proposal or the Windstream charter amendment proposal (which we refer to as the Windstream adjournment proposal).

●

At the special meeting of EarthLink stockholders, EarthLink stockholders will be asked to consider and vote on (1) the proposal to adopt the merger agreement (which we refer to as the merger proposal), (2) the proposal to adjourn the EarthLink special meeting to solicit additional proxies if EarthLink has not received proxies representing a sufficient number of shares of EarthLink common stock to approve the merger proposal (which we refer to as the EarthLink adjournment proposal) and (3) the proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to EarthLink’s named executive officers in connection with the mergers, and the agreements and understandings pursuant to which such compensation may be paid or become payable (which we refer to as the compensation proposal).

We cannot complete the mergers unless the stockholders of Windstream approve the Windstream stock issuance proposal and the Windstream charter amendment proposal, and the stockholders of EarthLink approve the merger proposal, each as described above. Your vote is very important, regardless of the number of shares of Windstream or EarthLink stock you own. Whether or not you expect to attend either special meeting, please submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the Windstream or EarthLink special meeting, as applicable.

The Windstream board of directors (which we refer to as the Windstream Board) has unanimously approved the merger agreement and the transactions contemplated thereby, including the adoption of the Windstream charter amendment and the issuance of shares of Windstream common stock to EarthLink stockholders pursuant to the merger, and has determined and declared that they are advisable and are in the best interests of Windstream and its stockholders. The Windstream Board unanimously recommends that the Windstream stockholders vote “FOR” the Windstream stock issuance proposal, “FOR” the Windstream charter amendment proposal and “FOR” the Windstream adjournment proposal.

The EarthLink board of directors (which we refer to as the EarthLink Board) has unanimously approved the merger agreement and the transactions contemplated thereby, including the mergers, and has determined and declared that they are advisable and are in the best interests of EarthLink and its stockholders. The EarthLink Board unanimously recommends that EarthLink stockholders vote “FOR” the merger proposal, “FOR” the EarthLink adjournment proposal and “FOR” the compensation proposal.

The obligations of Windstream and EarthLink to complete the mergers are subject to the satisfaction or waiver of certain conditions described in the accompanying joint proxy statement/prospectus. The accompanying joint proxy statement/prospectus also contains detailed information about EarthLink, Windstream, the special meetings, the merger agreement and the mergers. You should read this joint proxy statement/prospectus carefully and in its entirety before voting, including the section entitled “Risk Factors” beginning on page 51.

We look forward to the successful completion of the mergers.

Sincerely,

Tony Thomas	Joseph F. Eazor
President and Chief Executive Officer	President and Chief Executive Officer
Windstream Holdings, Inc.	EarthLink Holdings Corp.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [●], 2017 and is first being mailed to EarthLink and Windstream stockholders on or about [●], 2017.

Windstream Holdings, Inc.
4001 Rodney Parham Road
Little Rock, Arkansas 72212
(501) 748-7000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Windstream Holdings, Inc.:

You are invited to attend the special meeting of stockholders of Windstream Holdings, Inc., a Delaware corporation (which we refer to as Windstream), which will be held virtually via live webcast at www.virtualshareholdermeeting.com/WIN17SM, on [●], 2017, at [●] a.m. [central] time, to consider and vote on the following:

●

a proposal to approve the issuance of shares of Windstream common stock (which we refer to as the Windstream stock issuance) to the stockholders of EarthLink Holdings Corp., a Delaware corporation (which we refer to as EarthLink) as contemplated by the Agreement and Plan of Merger, dated as of November 5, 2016 (which, as it may be amended from time to time in accordance with the terms thereof, we refer to as the merger agreement), by and among EarthLink, Windstream, Europa Merger Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Windstream, and Europa Merger Sub, LLC, a Delaware limited liability company and an indirect, wholly-owned subsidiary of Windstream, a copy of which is included as Annex A to the joint proxy statement/prospectus of which this notice forms a part (which we refer to as the Windstream stock issuance proposal);

●

a proposal to approve the adoption of an amendment (which we refer to as the Windstream charter amendment) to Windstream’s Amended and Restated Certificate of Incorporation increasing to 375,000,000 the number of authorized shares of Windstream’s common stock (which we refer to as the Windstream charter amendment proposal); and

●

a proposal to adjourn the Windstream special meeting to solicit additional proxies if Windstream has not received proxies representing a sufficient number of shares of Windstream common stock to approve the Windstream stock issuance proposal and the Windstream charter amendment proposal (which we refer to as the Windstream adjournment proposal).

Because the Windstream special meeting is virtual and is being conducted electronically, stockholders will not be able to attend the special meeting in person. During the virtual meeting, you may ask questions and will be able to vote your shares electronically. To participate, you will need the 16-digit control number provided on the proxy card. Additional directions for participating in the special meeting are available at www.virtualshareholdermeeting.com/WIN17SM. We encourage you to allow ample time for online check-in, which will begin at [●] a.m., [central] time.

Windstream will transact no other business at the special meeting. Please refer to the joint proxy statement/prospectus of which this notice forms a part for further information with respect to the business to be transacted at the special meeting.

Completion of the mergers is conditioned on, among other things, approval of the Windstream stock issuance and the adoption of the Windstream charter amendment.

The Windstream board of directors (which we refer to as the Windstream Board) has unanimously approved the merger agreement and the transactions contemplated thereby, including the Windstream stock issuance and the Windstream charter amendment, and has determined and declared that they are advisable and are in the best interests of Windstream and its stockholders. The Windstream Board unanimously recommends that Windstream stockholders vote “FOR” the Windstream stock issuance proposal, “FOR” the Windstream charter amendment proposal and “FOR” the Windstream adjournment proposal.

Only Windstream stockholders of record at the close of business on [●], 2017, the record date for the Windstream special meeting, are entitled to receive notice of, and to vote at, the Windstream special meeting and any adjournments or postponements thereof. The Windstream stock issuance proposal requires the affirmative vote of holders of a majority of the votes cast by holders of Windstream common stock present or represented by proxy at the Windstream special meeting and entitled to vote on the proposal. The Windstream charter amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Windstream common stock. The Windstream adjournment proposal requires the affirmative vote of holders of a majority of the votes cast by holders of Windstream common stock at the Windstream special meeting on such proposal, if a quorum is present, or the affirmative vote of the holders of a majority of the shares present or represented by proxy at the meeting, and entitled to vote at the meeting, if a quorum is not present.

A list of the names of Windstream stockholders of record entitled to vote at the Windstream special meeting will be available for ten days prior to the Windstream special meeting for inspection by Windstream stockholders for any purpose germane to the special meeting between the hours of 9:00 a.m. and 5:00 p.m., local time, at Windstream’s headquarters, 4001 Rodney Parham Road, Little Rock, Arkansas 72212. The Windstream stockholder list will also be available during the Windstream special meeting for examination by any stockholder participating in the virtual meeting at www.virtualshareholdermeeting.com/WIN17SM.

Your vote is very important, regardless of the number of shares of Windstream common stock you own. For your convenience, in addition to submitting a proxy to vote your shares by signing and returning the enclosed proxy card in the postage-paid envelope provided, we have also made telephone and Internet voting available to you. Simply follow the instructions on the enclosed proxy. If you wish, you may revoke your proxy at any time prior to the time it is voted. If your shares are held in a 401(k) plan or in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the plan trustee or administrator, or record holder, as appropriate. Please note that if you hold shares in different accounts, it is important that you vote the shares represented by each account.

The enclosed joint proxy statement/prospectus provides a detailed description of the mergers and the merger agreement as well as a description of the Windstream common stock. We urge you to read the joint proxy statement/prospectus of which this notice forms a part, including any documents incorporated by reference and the Annexes, carefully and in their entirety. If you have any questions concerning the mergers or the joint proxy statement/prospectus, would like additional copies or need help voting your shares of Windstream common stock, please contact us using the following information:

Windstream Holdings, Inc.
4001 Rodney Parham Road
Little Rock, Arkansas 72212
Attn: Investor Relations
(501) 748-7000

or

Okapi Partners LLC
1212 Avenue of the Americas
New York, New York 10036
(212) 297-0720 (Main)
Stockholders Call Toll-Free: (855) 208-8903
Email: info@okapipartners.com

By Order of the Board of Directors of Windstream
Holdings, Inc.

Kristi Moody, Senior Vice President and Corporate
Secretary

Little Rock, Arkansas, [●], 2017

EarthLink Holdings Corp.
1170 Peachtree Street
Suite 900
Atlanta, Georgia 30309
(404) 815-0770

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On [●], 2017

To the Stockholders of EarthLink Holdings Corp.:

You are invited to attend the special meeting of stockholders of EarthLink Holdings Corp., a Delaware corporation (which we refer to as EarthLink), which will be held at EarthLink’s Atlanta offices, located at 1170 Peachtree Street, Suite 900, Atlanta, Georgia 30309, on [●], 2017, at [●] a.m., local time, to consider and vote on the following:

●

a proposal to adopt the Agreement and Plan of Merger, dated as of November 5, 2016 (which, as it may be amended from time to time in accordance with the terms thereof, we refer to as the merger agreement), by and among EarthLink, Windstream Holdings, Inc., a Delaware corporation (which we refer to as Windstream), Europa Merger Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Windstream (which we refer to as Merger Sub 1), and Europa Merger Sub, LLC, a Delaware limited liability company and an indirect, wholly-owned subsidiary of Windstream (which we refer to as Merger Sub 2), which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice. Pursuant to the merger agreement, Merger Sub 1 will be merged with and into EarthLink, with EarthLink surviving as an indirect, wholly-owned subsidiary of Windstream (which we refer to as the merger), and immediately thereafter, EarthLink will merge with and into Merger Sub 2, with Merger Sub 2 surviving as an indirect, wholly-owned subsidiary of Windstream (which we refer to as the subsequent merger and, together with the merger, the mergers). We refer to this proposal as the merger proposal;

●

a proposal to adjourn the EarthLink special meeting to solicit additional proxies if EarthLink has not received proxies representing a sufficient number of shares of EarthLink common stock to approve the merger proposal (which we refer to as the EarthLink adjournment proposal); and

●

a non-binding, advisory proposal to approve the compensation that may become payable to EarthLink’s named executive officers in connection with the completion of the mergers (which we refer to as the compensation proposal).

EarthLink will transact no other business at the special meeting. Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the EarthLink special meeting.

Completion of the mergers is conditioned on, among other things, approval of the merger proposal.

The EarthLink board of directors (which we refer to as the EarthLink Board) has unanimously approved the merger agreement and the transactions contemplated thereby, including the mergers, and has determined and declared that they are advisable and are in the best interests of EarthLink and its stockholders. The EarthLink Board unanimously recommends that EarthLink stockholders vote “FOR” the merger proposal, “FOR” the EarthLink adjournment proposal and “FOR” the compensation proposal.

Only EarthLink stockholders of record at the close of business on [●], 2017, the record date for the EarthLink special meeting, are entitled to notice of, and to vote at, the special meeting and at any adjournment or postponement thereof. The merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of EarthLink common stock entitled to vote on the proposal. Each of the EarthLink adjournment proposal (whether or not a quorum is present) and the compensation proposal requires the affirmative vote of holders of a majority of the number of shares of EarthLink stock entitled to vote present in person or represented by proxy at the EarthLink special meeting.

A list of the names of EarthLink stockholders of record entitled to vote at the EarthLink special meeting will be available for ten days prior to the EarthLink special meeting for inspection by stockholders for any purpose germane to the special meeting during ordinary business hours at EarthLink’s executive offices and principal place of business at 1170 Peachtree Street, Suite 900, Atlanta, Georgia 30309. The EarthLink stockholder list will also be available at the EarthLink special meeting for examination by any stockholder present at such meeting.

Your vote is very important, regardless of the number of shares of EarthLink common stock you own. For your convenience, in addition to submitting a proxy to vote your shares by signing and returning the enclosed proxy card in the postage-paid envelope provided, we have also made telephone and Internet voting available to you. Simply follow the instructions on the enclosed proxy. If you wish, you may revoke your proxy at any time prior to the time it is voted. If your shares are held in a 401(k) plan or in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the plan trustee or administrator, or record holder, as appropriate. Please note that if you hold shares in different accounts, it is important that you vote the shares represented by each account.

The enclosed joint proxy statement/prospectus provides a detailed description of the mergers and the merger agreement. We urge you to read the enclosed joint proxy statement/prospectus, including any documents incorporated by reference, and the annexes carefully and in their entirety. If you have any questions concerning the mergers or the joint proxy statement/prospectus, would like additional copies or need help voting your shares of EarthLink common stock, please contact us using the following information:

EarthLink Holdings Corp.
1170 Peachtree Street,
Suite 900
Atlanta, Georgia 30309
Attention: Investor Relations
(404) 815-0770

or

Mackenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
earthlink@mackenziepartners.com
(800) 322-2885 (toll-free)
(212) 929-5500 (banks and brokers only)

By order of the Board of Directors,
Samuel R. DeSimone, Jr. Executive Vice President, General Counsel and Corporate Secretary

Atlanta, Georgia, [●], 2017

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Windstream and EarthLink from documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Windstream Holdings, Inc.	EarthLink Holdings Corp.
4001 Rodney Parham Road	1170 Peachtree Street, Suite 900
Little Rock, Arkansas 72212	Atlanta, Georgia 30309
(501) 748-7000	(404) 815-0770
Attn: Kristi Moody, Senior Vice President and	Attn: Samuel R. DeSimone, Jr., Executive Vice
Corporate Secretary	President, General Counsel and Corporate
Secretary
or
or
Okapi Partners LLC
1212 Avenue of the Americas	MacKenzie Partners, Inc.
New York, New York 10036	105 Madison Avenue
(212) 297-0720 (Main)	New York, New York 10016
Stockholders Call Toll-Free: (855) 208-8903	earthlink@mackenziepartners.com
Email: info@okapipartners.com	(800) 322-2885 (toll-free)
(212) 929-5500 (banks and brokers only)

If you would like to request any documents, please do so no later than five business days before the date of Windstream’s special meeting of stockholders (which is [●], 2017) or five business days before the date of EarthLink’s special meeting of stockholders (which is [●], 2017), as applicable.

For a more detailed description of the information incorporated by reference in this joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 215.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) by Windstream, constitutes a prospectus of Windstream under the Securities Act of 1933, as amended (which we refer to as the Securities Act), with respect to the shares of Windstream common stock to be issued pursuant to the merger. This joint proxy statement/prospectus also constitutes a joint proxy statement for both EarthLink and Windstream under the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act). It also constitutes a notice of meeting with respect to the special meeting of Windstream stockholders and the special meeting of EarthLink stockholders.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [●], 2017, and you should assume that the information contained in this joint proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this joint proxy statement/prospectus is only accurate as of the date of such information. Neither the mailing of this joint proxy statement/prospectus to EarthLink stockholders or Windstream stockholders nor the issuance by Windstream of shares of common stock pursuant to the merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding EarthLink has been provided by EarthLink and information contained in this joint proxy statement/prospectus regarding Windstream has been provided by Windstream.

All references in this joint proxy statement/prospectus to “Windstream” refer to Windstream Holdings, Inc., a Delaware corporation; all references to EarthLink refer to EarthLink Holdings Corp., a Delaware corporation; all references to “Merger Sub 1” refer to Europa Merger Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Windstream formed for the purpose of effecting the mergers; all references to “Merger Sub 2” refer to Europa Merger Sub, LLC, a Delaware limited liability company and an indirect, wholly-owned subsidiary of Windstream formed for the purpose of effecting the mergers; all references to the “combined company” refer to Windstream and EarthLink following the completion of the mergers; and all references in this joint proxy statement/prospectus to “we,” “our,” “us” or similar terms refer to each of Windstream and EarthLink, as applicable. Unless otherwise indicated or as the context requires, all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of November 5, 2016, as it may be amended from time to time in accordance with the terms thereof, by and among EarthLink, Windstream, Merger Sub 1 and Merger Sub 2, a copy of which is included as Annex A to this joint proxy statement/prospectus; all references to the “merger” refer to the merger of Merger Sub 1 with and into EarthLink, with EarthLink continuing as the surviving corporation; all references to the “subsequent merger” refer to the merger of the surviving corporation with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving company; all references to the “mergers” refer to the merger and the subsequent merger, together; all references to “Windstream common stock” refer to the common stock, par value $0.0001 per share, of Windstream; and all references to “EarthLink common stock” refer to the common stock, par value $0.01 per share, of EarthLink.

Conduct of Business	143
Tax Free Reorganization Treatment	152
Access to Information; Confidentiality	152
No Solicitation of Alternative Transaction Proposals	154
Preparation of SEC Documents; Stockholders’ Meetings	157
Employee Matters	158
Notification of Certain Matters	158
Filings; Other Actions	159
Indemnification and Insurance	160
Section 16 Matters	161
Control of Operations	161
Windstream Board; Governance Matters	161
Dividend Matters	161
Financing Efforts and Related Cooperation	161
Treatment of Existing Indentures	162
Windstream Charter Amendment	163
Holding Company Formation	163
Windstream Rights Agreement	164
Availability of Funds	164
Conditions to the Mergers	164
Termination	166
Payments	167
Amendment or Supplement	168
Miscellaneous	168
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	169
ACCOUNTING TREATMENT	172
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
OF WINDSTREAM HOLDINGS, INC.	173
COMPARATIVE STOCK PRICE DATA AND DIVIDENDS	184
Stock Prices	184
DIRECTORS OF WINDSTREAM FOLLOWING THE MERGERS	185
DESCRIPTION OF WINDSTREAM CAPITAL STOCK	186
General	186
Preferred Stock	186
Common Stock	186
Anti-Takeover Effects of the DGCL and Windstream’s Certificate of Incorporation and Bylaws	187
COMPARISON OF RIGHTS OF WINDSTREAM STOCKHOLDERS AND EARTHLINK STOCKHOLDERS	191
LEGAL MATTERS	208
EXPERTS	209
FUTURE STOCKHOLDER PROPOSALS	210
HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS	213
OTHER MATTERS	214
WHERE YOU CAN FIND MORE INFORMATION	215

QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of Windstream or EarthLink, as applicable, may have regarding the mergers, the merger proposal (as defined below), the compensation proposal (as defined below), the Windstream stock issuance (as defined below), the Windstream charter amendment (as defined below) and the other matters being considered at the special meetings and answers to those questions. Windstream and EarthLink urge you to carefully read the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the mergers, the merger proposal, the compensation proposal, the Windstream stock issuance, the Windstream charter amendment and the other matters being considered at the special meetings. Additional important information is also contained in the Annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because you were a stockholder of record of EarthLink or Windstream on [●], 2017, the record date for the EarthLink special meeting and the Windstream special meeting, respectively. EarthLink and Windstream have agreed to the mergers pursuant to the terms of the merger agreement, as described in this joint proxy statement/prospectus. A copy of the merger agreement is included in this joint proxy statement/prospectus as Annex A.

In order to complete the mergers, among other things:

■Windstream stockholders must vote to approve (i) the issuance of shares of Windstream common stock (which we refer to in this joint proxy statement/prospectus as the Windstream stock issuance) to EarthLink stockholders pursuant to the merger (which we refer to in this joint proxy statement/prospectus as the Windstream stock issuance proposal) and (ii) the amendment (which we refer to in this joint proxy statement/prospectus as the Windstream charter amendment) of Windstream’s Amended and Restated Certificate of Incorporation, as amended (which we refer to in this joint proxy statement/prospectus as the Windstream charter) increasing the number of authorized shares of Windstream common stock (which we refer to as the Windstream charter amendment proposal); and

■EarthLink stockholders must vote to adopt the merger agreement and approve the mergers (which we refer to in this joint proxy statement/prospectus as the merger proposal).

EarthLink and Windstream will hold separate special meetings of their respective stockholders to obtain these approvals (each of which we refer to in this joint proxy statement/prospectus as the EarthLink special meeting and the Windstream special meeting, respectively). In addition, EarthLink will solicit stockholder approval, on an advisory (non-binding) basis, of the compensation that may become payable to EarthLink’s named executive officers in connection with the mergers (which we refer to in this joint proxy statement/prospectus as the compensation proposal). The separate vote, on an advisory (non-binding) basis, of the compensation proposal, is not a condition to the completion of the mergers. This joint proxy statement/prospectus, including its Annexes, contains and incorporates by reference important information about Windstream and EarthLink, the mergers, the merger proposal, the compensation proposal, the Windstream stock issuance, the Windstream charter amendment and the Windstream and EarthLink special meetings, respectively. You should read all of the available information carefully and in its entirety. The enclosed proxy card and instructions allow you to vote your shares without attending the special meeting.

Your vote is important. Please vote as soon as possible.

Q:	What will I receive in the mergers?

A:	EarthLink Stockholders: If the mergers are completed, holders of shares of EarthLink common stock (other than Windstream, EarthLink, Merger Sub 1, Merger Sub 2 and their respective direct or indirect wholly-owned subsidiaries, whose shares will be automatically cancelled for no consideration, which we refer to in this joint proxy statement/prospectus as cancelled shares) will be entitled to receive 0.818 shares of Windstream common stock for each share of EarthLink common stock held as of immediately prior to the effective time of the merger (which we refer to in this joint proxy statement/prospectus as the exchange ratio or the merger consideration). EarthLink stockholders will not receive any fractional shares of Windstream common stock in the mergers. Instead, Windstream will pay cash in lieu of any fractional shares of Windstream common stock that an EarthLink stockholder would otherwise have been entitled to receive in the merger after giving effect to the exchange ratio.

Windstream Stockholders: Windstream stockholders will not receive any merger consideration and will continue to hold their shares of Windstream common stock.

Q:	What is the value of the merger consideration?

A:	Because Windstream will issue 0.818 shares of Windstream common stock in exchange for each share of EarthLink common stock held as of immediately prior to the effective time of the merger (other than the cancelled shares), the value of the merger consideration that holders of shares of EarthLink common stock receive will depend on the price per share of Windstream common stock at the effective time of the merger. That price will not be known at the time of the Windstream and EarthLink special meetings and may be more or less than the current price or the price at the time of such special meetings. The exchange ratio will not be adjusted for changes in the market price of either Windstream common stock or EarthLink common stock between the date of signing the merger agreement and completion of the mergers. Based on the closing price of Windstream common stock on the NASDAQ on November 3, 2016, the last trading day before media reports of the possibility of a transaction were published, the merger consideration represented approximately $5.55 in value for each share of EarthLink common stock. Based on the closing price of Windstream common stock on [●], 2017, the latest practicable trading day before the date of this joint proxy statement/prospectus, the merger consideration represented approximately $[●] in value for each share of EarthLink common stock.

Windstream stockholders will continue to own their existing shares of Windstream common stock. Windstream common stock is currently traded on the NASDAQ under the symbol “WIN,” and EarthLink common stock is currently traded on the NASDAQ under the symbol “ELNK.” We urge you to obtain current market quotations of Windstream common stock and EarthLink common stock.

Q:	If I am an EarthLink stockholder, can I attend the special meeting and vote my shares?

A:	Yes. If you are an EarthLink stockholder of record, you may vote your shares in person at the EarthLink special meeting by completing a ballot at the meeting. Even if you currently plan to attend the EarthLink special meeting, it is recommended that you also submit your proxy as described below, so your vote will be counted if you later decide not to attend the meeting. If you submit your vote by proxy and later decide to vote in person at the meeting, the vote you submit at the meeting will override your proxy vote. If you are a “street name” holder (i.e., you hold the shares in the name of your broker, bank, trust company or other nominee), you may vote your shares in person at the meeting only if you obtain and bring to the meeting a signed letter or other form of legal proxy from your broker, bank, trust company or other nominee giving you the right to vote the shares at the special meeting.

Q:	If I am a Windstream stockholder, can I attend the special meeting and vote my shares?

A:	Yes. If you are a Windstream stockholder of record, you may vote your shares via the Internet at the Windstream special meeting by following the instructions for joining and voting at the special meeting posted at www.virtualshareholdermeeting.com/WIN17SM. However, there will be very limited time to vote at the special meeting, and thus, you are encouraged to vote in advance or immediately at the start of the meeting. To vote during the meeting, you will need the 16-digit control number provided on your proxy card or voting instruction form. Broadridge Financial Solutions is hosting our virtual special meeting and, on the date of the special meeting, will be available via telephone at 1-855-449-0991 to answer your questions regarding how to attend and participate in the special meeting via the Internet. Even if you currently plan to attend the Windstream special meeting, it is recommended that you also submit your proxy as described below, so your vote will be counted if you later decide not to attend the meeting. If you submit your vote by proxy and later decide to vote at the meeting, the vote you submit at the meeting will override your proxy vote. If you are a “street name” holder (i.e., you hold the shares in the name of your broker, bank, trust company or other nominee), and you wish to vote your shares at the meeting, you must follow the instructions provided at www.virtualshareholdermeeting.com/WIN17SM.

Q:	How can I attend the meeting?

A:	EarthLink Stockholders: All of EarthLink’s stockholders as of the record date (and their duly authorized proxyholders) are invited to attend the EarthLink special meeting. Proof of stock ownership as of this date and some form of government issued photo identification (such as a valid driver’s license or passport) will be required for admission to the special meeting. If you hold your shares in “street name,” you will need to obtain a “legal proxy” from the record holder to attend the EarthLink special meeting. EarthLink reserves the right to refuse admittance to anyone without proper proof of share ownership (or proxy authority) and without proper photo identification.

To help EarthLink plan for the meeting, please indicate whether you expect to attend by responding affirmatively when prompted during Internet or telephone voting or by marking the attendance box on the proxy card.

Windstream Stockholders: All of Windstream’s stockholders (and their duly authorized proxyholders) as of the record date are invited to attend the Windstream special meeting live online at www.virtualshareholdermeeting.com/WIN17SM. Stockholders may vote and submit questions while attending the special meeting online. In order to be able to enter the special meeting, you will need the 16-digit control number, which is included on your proxy card. Instructions on how to attend and participate are also posted online at www.virtualshareholdermeeting.com/WIN17SM.

Q:	When and where will the special stockholders meetings be held?

A:	EarthLink Stockholders: The special meeting of EarthLink stockholders will be held at EarthLink’s Atlanta offices, located at 1170 Peachtree Street, Suite 900, Atlanta, Georgia 30309, on [●], 2017, at [●], local time.

Windstream Stockholders: The special meeting of Windstream stockholders will be held via live webcast at www.virtualshareholdermeeting.com/WIN17SM, on [●], 2017, at [●], [central] time. We encourage you to allow ample time for online check-in, which will begin at [●] a.m., [central] time. Please note that you will not be able to attend the special meeting in person.

Q:	Who is entitled to vote at the special stockholders meetings?

A:	EarthLink Stockholders: The board of directors of EarthLink (which we refer to in this joint proxy statement/prospectus as the EarthLink Board) has set [●], 2017 as the record date for the EarthLink special meeting. If you were a stockholder of record of issued and outstanding shares of EarthLink common stock at the close of business on [●], 2017, you are entitled to vote at the EarthLink special meeting. As of the record date, [●] shares of EarthLink’s common stock, representing all of EarthLink’s voting stock, were issued and outstanding and, therefore, eligible to vote at the EarthLink special meeting.

Windstream Stockholders: The board of directors of Windstream (which we refer to in this joint proxy statement/prospectus as the Windstream Board) has set [●], 2017 as the record date for the Windstream special meeting. If you were a stockholder of record of outstanding shares of Windstream common stock at the close of business on [●], 2017, you are entitled to vote at the Windstream special meeting. As of the record date, [●] shares of Windstream’s common stock, representing all of Windstream’s voting stock, were issued and outstanding and, therefore, eligible to vote at the meeting.

Q:	What constitutes a quorum at the special stockholders meetings?

A:	EarthLink Stockholders: In accordance with EarthLink’s Amended and Restated Bylaws (which we refer to in this joint proxy statement/prospectus as the EarthLink bylaws), stockholders who hold shares representing a majority of the number of shares of EarthLink stock outstanding and entitled to vote at the EarthLink special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the EarthLink special meeting. Abstentions and shares of record held by a broker, bank, trust company or other nominee that are voted on any matter are included in determining whether a quorum is present. Shares of record held by a broker, bank, trust company or other nominee that are not instructed how to vote on any matter will not be included in determining whether a quorum is present.

Windstream Stockholders: In accordance with Windstream’s Third Amended and Restated Bylaws (which we refer to in the joint proxy statement/prospectus as the Windstream bylaws), stockholders who hold shares representing a majority of the outstanding shares of Windstream common stock entitled to vote must be present or represented by proxy to constitute a quorum for the transaction of business at the Windstream special meeting. Abstentions and shares of record held by a broker, bank, trust company or other nominee, whether or not voted on any matter, will be included in determining whether a quorum is present.

Q:	What does it mean if I receive more than one set of proxy materials?
A:

If you receive more than one set of proxy materials or multiple control numbers for use in submitting your proxy, it means that you hold shares registered in more than one account or hold shares of both Windstream and EarthLink. To ensure that all of your shares are voted, sign and return each proxy card or voting instruction card you receive or, if you submit your proxy by Internet or telephone, vote once for each card or control number you receive.

Q:	How do I vote if I am a stockholder of record?

A:

EarthLink Stockholders: If you are a stockholder of record of EarthLink as of the close of business on the record date for the EarthLink special meeting, you may vote in person by attending the EarthLink special meeting or, to ensure your shares are represented at the EarthLink special meeting, you may authorize a proxy to vote by:

■accessing the Internet site listed on the proxy card;

■calling the toll-free number listed on the proxy card; or

■signing the enclosed proxy card and returning it by mail.

If you hold EarthLink shares in “street name,” you can vote your shares in the manner prescribed by your broker, bank, trust company or other nominee. Your broker, bank, trust company or other nominee has enclosed or otherwise provided a voting instruction card for you to use in directing such broker, bank, trust company or other nominee how to vote your shares. Without instructions from you, your broker, bank, trust company or other nominee cannot vote your shares, which will have the effect described below.

Windstream Stockholders: There will be very limited time to vote at the Windstream special meeting, and thus, you are encouraged to vote in advance or immediately at the start of the meeting. If you are a stockholder of record of Windstream as of the close of business on the record date for the Windstream special meeting, you may vote via live webcast by attending the Windstream special meeting at www.virtualshareholdermeeting.com/WIN17SM or, to ensure your shares are represented at the Windstream special meeting, you may authorize a proxy to vote by:

■accessing the Internet site listed on the proxy card;

■calling the toll-free number listed on the proxy card; or

■signing the enclosed proxy card and returning it by mail.

If you hold Windstream shares in “street name,” you can vote your shares in the manner described at www.virtualshareholdermeeting.com/WIN17SM. Without instructions from you, your broker, bank, trust company or other nominee cannot vote your shares, which will have the effect described below.

Q:	What are my voting rights?

A:	EarthLink Stockholders: Holders of EarthLink’s common stock are entitled to one vote per share. As of the close of business on the record date for the EarthLink special meeting, a total of [●] votes are entitled to be cast at the EarthLink special meeting.

Windstream Stockholders: Holders of Windstream’s common stock are entitled to one vote per share. As of the close of business on the record date for the Windstream special meeting, a total of [●] votes are entitled to be cast at the Windstream special meeting.

Q:	What vote is required to approve each proposal?

A:	EarthLink Stockholders: Approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of EarthLink common stock entitled to vote on the proposal. Approval of each of the EarthLink adjournment proposal (whether or not a quorum is present) and the compensation proposal requires the affirmative vote of holders of a majority of the number of shares of EarthLink stock entitled to vote present in person or represented by proxy at the EarthLink special meeting.

Windstream Stockholders: Approval of the Windstream stock issuance proposal requires the affirmative vote of a majority of the votes of Windstream common stock cast at the Windstream special meeting at which a quorum is present on such proposal. Approval of the Windstream charter amendment proposal requires the affirmative vote of holders of a majority of the outstanding shares of Windstream common stock entitled to vote on such proposal. Approval of the Windstream adjournment proposal requires the affirmative vote of a majority of the votes of Windstream common stock cast at the Windstream special meeting on such proposal, if a quorum is present, or the affirmative vote of the holders of a majority of the shares present or represented by proxy at the Windstream special meeting, and entitled to vote at the meeting, if a quorum is not present.

Q:	How does the EarthLink Board recommend that EarthLink stockholders vote?

A:	The EarthLink Board has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the mergers, and has determined and declared that they are advisable and are in the best interests of EarthLink and its stockholders. The EarthLink Board unanimously recommends that EarthLink stockholders vote “FOR” the merger proposal, “FOR” the EarthLink adjournment proposal and “FOR” the compensation proposal.

Q:	How does the Windstream Board recommend that Windstream stockholders vote?

A:	The Windstream Board has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the Windstream stock issuance and the Windstream charter amendment, and has determined and declared that they are advisable and are in the best interests of Windstream and its stockholders. The Windstream Board unanimously recommends that Windstream stockholders vote “FOR” the Windstream stock issuance proposal, “FOR” the Windstream charter amendment proposal and “FOR” the Windstream adjournment proposal.

Q:	What is the difference between a stockholder of record and a “street name” holder?

A:	If your shares are registered directly in your name, you are considered the stockholder of record with respect to those shares. If your shares are held in a stock brokerage account or by a bank, broker, trust company or other nominee, then the broker, bank, trust company or other nominee is considered to be the stockholder of record with respect to those shares, while you are considered the beneficial owner of those shares. In the latter case, your shares are said to be held in “street name.”

Q:	My shares are held in “street name” by my broker, bank, trust company or other nominee. Will my broker, bank, trust company or other nominee automatically vote my shares for me?

A:	No. Your broker, bank, trust company or other nominee cannot vote your shares on “non-routine” matters, as described below in the section titled “What will happen if I return my proxy card without indicating how to vote,” without instructions from you. This is often called a “broker non-vote.” You should instruct your broker, bank, trust company or other nominee as to how to vote your shares, following the directions it provides to you. Please check the voting form used by your broker, bank, trust company or other nominee. If you do not provide your broker, bank, trust company or other nominee with instructions on any matter, your shares will not be counted for purposes of determining a quorum at the EarthLink special meeting if you are an EarthLink stockholder; your shares will, however, be counted for purposes of determining a quorum at the Windstream special meeting if you are a Windstream stockholder. If you provide your broker, bank, trust company or other nominee with instructions on any matter, your shares will be counted for purposes of determining a quorum at the EarthLink special meeting and will be voted on each proposal on which you have provided instructions according to your instructions at each special meeting. Please note that you may not vote shares held in “street name” by returning a proxy card directly to EarthLink or Windstream or by voting at your special meeting unless, in the case of EarthLink, you first obtain a legal proxy from your broker, bank, trust company or other nominee.

Q:	What will happen if I fail to vote?

A:	EarthLink Stockholders: If you do not vote, it will be more difficult for EarthLink to obtain the necessary quorum to approve the merger proposal and the compensation proposal, and obtain the necessary vote to approve the EarthLink adjournment proposal.

If you are a stockholder of record and you fail to vote by proxy or by ballot at the special meeting, or if you hold your shares in “street name” and fail to instruct your broker, bank, trust company or other nominee how to vote on any matter, your shares will not be in attendance at the EarthLink special meeting and will not be counted for purposes of determining a quorum. However, if you hold your shares in “street name” and fail to instruct your broker, bank, trust company or other nominee how to vote on some but not all matters brought before the meeting, your shares will be in attendance at the EarthLink special meeting and counted for purposes of determining a quorum, but will be treated as a broker non-vote as to each uninstructed matter. Shares not in attendance at the EarthLink special meeting (whether due to a stockholder of record’s failure to submit a proxy or vote at the meeting or a “street name” holder’s failure to instruct its broker, bank, trust company or other nominee how to vote on any matter) and broker non-votes will be treated in the following manner with respect to determining the votes received for each of the proposals:

■

with respect to stockholders of record, a failure to submit a proxy card or vote in person, by telephone, or through the Internet will have no effect on the EarthLink adjournment proposal or the compensation proposal, but will be treated as a vote “AGAINST” the merger proposal; and

■	with respect to “street name” holders,

■

a share not in attendance at the EarthLink special meeting because the broker, bank, trust company or other nominee has received no instructions regarding how to vote on any matter will have no effect on the EarthLink adjournment proposal or the compensation proposal, but will be treated as a vote “AGAINST” the merger proposal; and

■	a broker non-vote will be treated as a vote “AGAINST” the merger proposal, the EarthLink adjournment proposal (whether or not a quorum is present) and the compensation proposal.

Windstream Stockholders: If you do not vote, it will be more difficult for Windstream to obtain the necessary quorum to approve the Windstream stock issuance proposal and the Windstream charter amendment proposal, and obtain the necessary vote to approve the Windstream adjournment proposal.

All shares held on behalf of a “street name” holder of Windstream common stock by a broker, bank, trust company or other nominee will be counted for purposes of determining a quorum regardless of whether the “street name” holder instructs the broker, bank, trust company or other nominee how to vote on all, some or none of the matters brought before the Windstream special meeting, but will be treated as a broker non-vote as to each uninstructed matter. However, if you are the stockholder of record and you fail to vote by proxy or at the Windstream special meeting, your shares will not be counted for purposes of determining a quorum. Failures to submit a proxy card or vote at the Windstream special meeting and broker non-votes will be treated in the following manner with respect to determining the votes received for each of the proposals:

■

with respect to stockholders of record, a failure to submit a proxy card or vote at the special meeting, by telephone or through the Internet will have no effect on the Windstream stock issuance proposal or the Windstream adjournment proposal (whether or not a quorum is present), but will be treated as a vote “AGAINST” the Windstream charter amendment proposal; and

■	with respect to “street name” holders, a broker non-vote will be treated

■	as a vote “AGAINST” the Windstream charter amendment proposal;
■	if a quorum is not present and such share was instructed how to vote as to any other matter, as a vote “AGAINST” the Windstream adjournment proposal;
■	as having no effect on the Windstream stock issuance proposal or, if a quorum is present, the Windstream adjournment proposal; and
■	if a quorum is not present and such share was not instructed how to vote as to any matter, as having no effect on the Windstream adjournment proposal.

Q:	What will happen if I abstain from voting?

A:	EarthLink Stockholders: You may vote “FOR,” “AGAINST” or “ABSTAIN” on each of the proposals. An abstention will be counted for purposes of determining a quorum. However, an abstention will be treated as a vote “AGAINST” the merger proposal, the EarthLink adjournment proposal (whether or not a quorum is present) and the compensation proposal.

Windstream Stockholders: You may vote “FOR,” “AGAINST” or “ABSTAIN” on each of the proposals. An abstention will be counted for purposes of determining a quorum. However, an abstention will be treated as a vote “AGAINST” the Windstream charter amendment proposal and, if a quorum is not present, the Windstream adjournment proposal, but will have no effect on the Windstream stock issuance proposal or, if a quorum is present, the Windstream adjournment proposal.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	EarthLink Stockholders: If you are a stockholder of record and you submit your proxy by Internet, telephone or mail but do not specify how you want to vote your shares on a particular proposal, EarthLink will vote your shares:

■	“FOR” the merger proposal;
■	“FOR” EarthLink adjournment proposal; and
■	“FOR” the compensation proposal.

If you are a “street name” holder and fail to instruct the broker, bank, trust company or other nominee that is the stockholder of record how you want to vote your shares on a particular proposal, those shares are considered to be “uninstructed” with respect to such proposal. Stockholders of record of shares held in “street name” have the discretion to vote uninstructed shares on specified routine matters, but do not have the authority to vote uninstructed shares on non-routine matters, such as the merger proposal, the EarthLink adjournment proposal and the compensation proposal. If you fail to give any instructions and, as a result, your shares are uninstructed on all proposals brought before the EarthLink special meeting, your shares will not be in attendance at the meeting and will have no effect on the EarthLink adjournment proposal or the compensation proposal, but will be treated as a vote “AGAINST” the merger proposal. If you fail to give instructions on some but not all of the proposals brought before the EarthLink special meeting, your shares will be treated as a broker non-vote with respect to each uninstructed proposal. A broker non-vote will be treated as a vote “AGAINST” the merger proposal, the EarthLink adjournment proposal (whether or not a quorum is present) and the compensation proposal.

Windstream Stockholders: If you are a stockholder of record and you submit your proxy by Internet, telephone or mail but do not specify how you want to vote your shares on a particular proposal, Windstream will vote your shares:

■	“FOR” the Windstream stock issuance proposal;
■	“FOR” the Windstream charter amendment proposal; and
■	“FOR” the Windstream adjournment proposal.

If you are a “street name” holder and fail to instruct the broker, bank, trust company or other nominee that is the stockholder of record how you want to vote your shares on a particular proposal, those shares are considered to be “uninstructed” with respect to such proposal. Stockholders of record of shares held in “street name” have the discretion to vote uninstructed shares on specified routine matters, but do not have the authority to vote uninstructed shares on non-routine matters, such as the Windstream stock issuance proposal, the Windstream charter amendment proposal and the Windstream adjournment proposal. A broker non-vote will be treated (i) as a vote “AGAINST” the Windstream charter amendment proposal, (ii) if a quorum is not present and such share was instructed how to vote as to any other matter, as a vote “AGAINST” the Windstream adjournment proposal, (iii) as having no effect on the Windstream stock issuance proposal or, if a quorum is present, the Windstream adjournment proposal and (iv) if a quorum is not present and such share was not instructed how to vote as to any matter, as having no effect on the Windstream adjournment proposal.

Q:	Can I change my vote or revoke my proxy after I have returned a proxy or voting instruction card?

A:	Yes. If you are the holder of record of either EarthLink common stock or Windstream common stock, you can change your vote or revoke your proxy at any time before your proxy is voted at your special meeting. You can do this in one of four ways:

■	by submitting a later-dated proxy by Internet or telephone before the deadline stated on the enclosed proxy card;
■	by submitting a later-dated proxy card;
■	by sending a written notice of revocation to the Corporate Secretary of EarthLink or Windstream, as applicable, which must be received before the time of such special meeting; or
■	by voting in person by ballot or via live webcast at the EarthLink or Windstream special meeting, as applicable.

If you are a “street name” holder, please refer to the voting instructions provided to you by your broker, bank, trust company or other nominee.

Any holder of EarthLink common stock or Windstream common stock entitled to vote at the EarthLink or Windstream special meeting, respectively, may vote at the meeting regardless of whether a proxy has been previously given. A Windstream or EarthLink stockholder simply attending the Windstream or EarthLink special meeting, respectively, will not constitute revocation of a previously given proxy.

Q:	Will EarthLink be required to submit the merger proposal to its stockholders even if the EarthLink Board has withdrawn (or amended or modified in a manner adverse to Windstream) its recommendation?

A:	Yes, unless the merger agreement has been terminated by either party pursuant to the terms of the merger agreement. For more information regarding the ability of EarthLink or Windstream to terminate the merger agreement, see the sections entitled “The Merger Agreement—Termination” beginning on page 166 and “The Merger Agreement—Payments,” beginning on page 167.

Q:	Will Windstream be required to submit the Windstream stock issuance proposal and the Windstream charter amendment proposal to its stockholders even if the Windstream Board has withdrawn (or amended or modified in a manner adverse to EarthLink) its recommendation?

A:	Yes, unless the merger agreement has been terminated by either party pursuant to the terms of the merger agreement. For more information regarding the ability of Windstream or EarthLink to terminate the merger agreement, see the sections entitled “The Merger Agreement—Termination” beginning on page 166 and “The Merger Agreement—Payments,” beginning on page 167.

Q:	What are the material U.S. federal income tax consequences of the mergers to U.S. holders of shares of EarthLink common stock?

A:	Windstream and EarthLink intend for the mergers to qualify as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (which we refer to in this joint proxy statement/prospectus as the Code) such that U.S. holders (as defined under “Material U.S. Federal Income Tax Consequences”) will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of shares of EarthLink common stock for shares of Windstream common stock in the mergers, except with respect to cash received in lieu of fractional shares. It is a condition to Windstream’s obligation to complete the mergers that Windstream receive an opinion from Skadden, Arps, Slate, Meagher & Flom LLP to the effect that the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition of EarthLink’s obligation to complete the mergers that EarthLink receive an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP to the effect that the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

You should read the section titled “Material U.S. Federal Income Tax Consequences” beginning on page 169 for a more complete discussion of the material U.S. federal income tax consequences of the mergers. Tax consequences of the mergers to you will depend on your particular facts and circumstances. Please consult your tax advisor to determine the tax consequences of the mergers to you.

Q:	When do you expect the mergers to be completed?

A:	EarthLink and Windstream hope to complete the mergers as soon as reasonably practicable and currently expect the closing of the mergers to occur in the first half of 2017. However, the mergers are subject to various regulatory clearances and the satisfaction or waiver of other conditions described in the merger agreement, and it is possible that factors outside the control of EarthLink and Windstream could result in the mergers being completed at a later time or not at all. There can be no assurances as to when or if the mergers will close.

Q:	Do I need to do anything with my shares of common stock other than voting for the proposals at the special meeting?

A:	EarthLink Stockholders: If you are an EarthLink stockholder, after the mergers are completed, each share of EarthLink common stock you hold as of immediately prior to the effective time of the merger (other than the cancelled shares) will be converted into the right to receive 0.818 shares of Windstream common stock and cash in lieu of any fractional shares of Windstream common stock to which you otherwise are entitled after giving effect to the exchange ratio. You will receive instructions at that time regarding exchanging your shares for the merger consideration. You do not need to take any action at this time. Please do not send your EarthLink share certificates, if any, with your proxy card.

Windstream Stockholders: If you are a Windstream stockholder, after the mergers are completed, you are not required to take any action with respect to your shares of Windstream common stock.

Q:	Are stockholders entitled to appraisal rights?

A:	Under the General Corporation Law of the State of Delaware (which we refer to in this joint proxy statement/prospectus as the DGCL), neither Windstream stockholders nor EarthLink stockholders are entitled to exercise any appraisal rights in connection with the mergers or the other transactions contemplated by the merger agreement.

Q:	What happens if I sell my shares of Windstream common stock or EarthLink common stock before the special meeting?

A:	The record dates for the Windstream and EarthLink special meetings are earlier than the date of the special meetings and the date that the mergers are expected to be completed. If you transfer your shares of Windstream or EarthLink common stock after the applicable record date but before the applicable special meeting, you will retain your right to vote at the applicable special meeting. However, if you are an EarthLink stockholder, you will have transferred your right to receive the merger consideration in the merger. In order to receive the merger consideration, holders of EarthLink common stock must hold their shares through the completion of the merger.

Q:	What if I hold shares in both EarthLink and Windstream?

A:	If you are a stockholder of both EarthLink and Windstream, you will receive two separate packages of proxy materials. A vote cast as a Windstream stockholder will not count as a vote cast as an EarthLink stockholder, and a vote cast as an EarthLink stockholder will not count as a vote cast as a Windstream stockholder. Therefore, please separately submit a proxy for each of your EarthLink and Windstream shares.

Q:	Why am I being asked to cast an advisory (non-binding) vote to approve the compensation proposal?

A:	The Securities Exchange Act of 1934, as amended (which we refer to in this joint proxy statement/prospectus as the Exchange Act) and applicable SEC rules thereunder require EarthLink to seek an advisory (non-binding) vote with respect to certain payments that could become payable to its named executive officers in connection with the mergers.

Q:	What will happen if the stockholders of EarthLink do not approve the compensation proposal at the EarthLink special meeting?

A:	Approval of the compensation proposal is not a condition to the completion of the mergers. The vote with respect to the compensation proposal is an advisory vote and will not be binding on either EarthLink or Windstream. However, the companies will take under advisement the voting results on the compensation proposal. If the other requisite stockholder approvals are obtained and the mergers are completed, the amounts payable under the compensation proposal may still be paid to EarthLink’s named executive officers in accordance with applicable agreements and understandings.

Q:	Who pays for the cost of proxy preparation and solicitation?

A:	Subject to the parties’ respective rights to be reimbursed for their incurred expenses if the merger agreement is terminated in certain circumstances (as more fully described in this joint proxy statement/prospectus), EarthLink will bear the entire cost of proxy solicitation for the EarthLink special meeting, Windstream will bear the entire cost of proxy solicitation for the Windstream special meeting, and EarthLink and Windstream will bear all expenses incurred by such party in connection with the filing of the registration statement of which this document forms a part with the SEC and the printing and mailing of this document.

Q:	Who can answer my questions?

A:	Windstream stockholders or EarthLink stockholders who have questions about the mergers, the other matters to be voted on at the special meetings, or how to submit a proxy or who desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

If you are a Windstream stockholder:	If you are an EarthLink stockholder:

Windstream Holdings, Inc.	EarthLink Holdings Corp.

4001 Rodney Parham Road	1170 Peachtree Street, Suite 900
Little Rock, Arkansas 72212	Atlanta, Georgia 30309
(501) 748-7000	(404) 815-0770
Attn: Investor Relations	Attn: Investor Relations

or	or

Okapi Partners LLC	MacKenzie Partners, Inc.

1212 Avenue of the Americas	105 Madison Avenue
New York, New York 10036	New York, New York 10016
(212) 297-0720 (Main)	earthlink@mackenziepartners.com
Stockholders Call Toll-Free: (855) 208-8903	(800) 322-2885 (toll-free)
Email: info@okapipartners.com	(212) 929-5500 (banks and brokers only)

SUMMARY

This summary highlights information contained elsewhere in this joint proxy statement/prospectus and may not contain all of the information that is important to you with respect to the mergers, the merger proposal, the compensation proposal, the Windstream stock issuance proposal and the Windstream charter amendment proposal and the other matters being considered at the Windstream and EarthLink special stockholder meetings. EarthLink and Windstream urge you to read the remainder of this joint proxy statement/prospectus carefully, including the attached Annexes, and the other documents to which we have referred you. See also the section entitled “Where You Can Find More Information” beginning on page 215. We have included page references in this summary to direct you to a more complete description of the topics presented below where appropriate.

The Companies

Windstream

Windstream Holdings, Inc., a Delaware corporation, is a leading provider of advanced network communications and technology solutions for consumers, businesses, enterprise organizations and carrier partners across the United States. It provides data, cloud solutions, unified communications and managed services to small business and enterprise clients. Windstream also offers bundled services, including broadband, security solutions, voice and digital television to consumers. Windstream also supplies core transport solutions on a local and long-haul fiber-optic network spanning approximately 129,000 miles, the sixth largest fiber network in the nation.

Windstream’s common stock is traded on the NASDAQ under the symbol “WIN.”

The principal executive offices of Windstream are located at 4001 Rodney Parham Road, Little Rock, Arkansas 72212 and its telephone number is (501) 748-7000.

EarthLink

EarthLink Holdings Corp., a Delaware corporation, together with its consolidated subsidiaries, is a leading managed network, security and cloud services provider to business and residential customers in the United States. EarthLink provides a broad range of data, voice and managed network services to retail and wholesale business customers. EarthLink also provides nationwide Internet access and related value-added services to residential customers. EarthLink operates an extensive network including more than 29,000 route fiber miles and 90 metro fiber rings. Through its owned and leased facilities, EarthLink provides data and voice IP service coverage across more than 90 percent of the United States.

EarthLink’s common stock is traded on the NASDAQ under the symbol “ELNK.”

The principal executive offices of EarthLink are located at 1170 Peachtree St., Suite 900, Atlanta, Georgia 30309 and its telephone number is (404) 815-0770.

Europa Merger Sub, Inc. and Europa Merger Sub, LLC

Europa Merger Sub, Inc. and Europa Merger Sub, LLC, indirect, wholly-owned subsidiaries of Windstream, are a Delaware corporation and a Delaware limited liability company, respectively, each formed on November 1, 2016 for the sole purpose of effecting the mergers. In the merger, Merger Sub 1 will be merged with EarthLink, with EarthLink continuing as the surviving corporation. In the subsequent merger, which will occur immediately following the merger, the surviving corporation will be merged with Merger Sub 2, with Merger Sub 2 continuing as the surviving company and an indirect, wholly-owned subsidiary of Windstream.

Risk Factors

In addition to other information included in and incorporated by reference into this document, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully read and consider the risks related to the mergers, including the parties’ ability to complete the mergers, the risks related to Windstream following the mergers and the risks associated with each of the businesses of EarthLink and Windstream, beginning on page 51, before deciding whether to vote for the proposals presented in this document.

The Mergers

A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. The rights and obligations of Windstream and EarthLink are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. Windstream and EarthLink stockholders are urged to read the merger agreement carefully and in its entirety as well as this joint proxy statement/prospectus before making any decisions regarding the mergers, including the approval of the merger proposal or the approval of the Windstream stock issuance proposal and the Windstream charter amendment proposal, as applicable. This summary is qualified in its entirety by reference to the merger agreement. For more information on the merger agreement, see the section entitled “The Merger Agreement” beginning on page 139.

The Mergers (see page 139)

The merger agreement provides that, on the terms and subject to the conditions set forth in the merger agreement, Merger Sub 1 will merge with and into EarthLink, with EarthLink continuing as the surviving corporation, and an indirect, wholly-owned subsidiary of Windstream. Immediately after the effective time of the merger, EarthLink will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving company, and an indirect, wholly-owned subsidiary of Windstream.

Conversion of Shares; Exchange of Certificates (see page 139)

At the effective time of the merger, each share of EarthLink common stock issued and outstanding immediately prior to the effective time of the merger (other than the cancelled shares) will be converted into the right to receive 0.818 shares of Windstream common stock.

Windstream will not issue fractional shares of Windstream common stock pursuant to the merger agreement. Instead, each EarthLink stockholder who otherwise would have been entitled to receive a fraction of a share of Windstream common stock will receive, in lieu of such fractional share, an amount in cash equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled by (ii) the closing price for a share of Windstream common stock on the NASDAQ on the business day immediately preceding the closing of the merger.

The exchange ratio will be equitably adjusted to reflect the effect of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution or other change with respect to the shares of Windstream common stock or shares of EarthLink common stock prior to the effective time of the merger.

Material U.S. Federal Income Tax Consequences (see page 169)

Windstream and EarthLink intend for the mergers to qualify as a “reorganization” within the meaning of Section 368(a) of the Code such that U.S. holders (as defined under “Material U.S. Federal Income Tax Consequences”) will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of shares of EarthLink Common Stock for shares of Windstream Common Stock in the mergers, except with respect to cash received in lieu of fractional shares. It is a condition to Windstream’s obligation to complete the mergers that Windstream receive an opinion from Skadden, Arps, Slate, Meagher & Flom LLP to the effect that the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition of EarthLink’s obligation to complete the mergers that EarthLink receive an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP to the effect that the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

You should read the section titled “Material U.S. Federal Income Tax Consequences” beginning on page 169 for a more complete discussion of the material U.S. federal income tax consequences of the mergers. Tax consequences of the mergers to you will depend on your particular facts and circumstances. Please consult your tax advisor to determine the tax consequences of the mergers to you.

Recommendation of EarthLink’s Board of Directors (see page 81)

After careful consideration, the EarthLink Board unanimously approved the merger agreement and the transactions contemplated thereby, including the mergers, and has determined and declared that they are advisable and are in the best interests of EarthLink and its stockholders. For more information regarding the factors considered by the EarthLink Board in reaching its decision to approve the merger agreement and the mergers, see the section entitled “EarthLink’s Reasons for the Mergers; Recommendation of EarthLink’s Board of Directors.”

In considering the recommendation of the EarthLink Board with respect to the proposal to adopt the merger agreement and approve the mergers, you should be aware that the EarthLink directors and executive officers have interests in the mergers that may be different from, or in addition to, yours. See the section entitled “The Mergers—Interests of EarthLink Directors and Executive Officers in the Mergers” beginning on page 125.

The EarthLink Board unanimously recommends that the EarthLink stockholders vote “FOR” the merger proposal, “FOR” the EarthLink adjournment proposal and “FOR” the compensation proposal.

Recommendation of Windstream’s Board of Directors (see page 108)

After careful consideration, the Windstream Board unanimously approved the merger agreement and the transactions contemplated thereby, including the Windstream stock issuance and the adoption of the Windstream charter amendment, and has determined and declared that they are advisable and are in the best interests of Windstream and its stockholders. For more information regarding the factors considered by the Windstream Board in reaching its decision to approve the merger agreement, to authorize the Windstream stock issuance and to adopt the Windstream charter amendment, see the section entitled “The Mergers—Windstream’s Reasons for the Mergers; Recommendation of Windstream’s Board of Directors” beginning on page 108.

The Windstream Board unanimously recommends that Windstream stockholders vote “FOR” the Windstream stock issuance proposal, “FOR” the Windstream charter amendment proposal and “FOR” the Windstream adjournment proposal.

Opinions of EarthLink’s Financial Advisors (see page 86)

Foros Securities LLC

Foros Securities LLC (which we refer to in this joint proxy statement/prospectus as Foros) delivered to the EarthLink Board an opinion, dated November 5, 2016, to the effect that, as of that date and based on and subject to the assumptions, limitations, qualifications and other matters set forth therein, the exchange ratio was fair, from a financial point of view, to the holders of EarthLink common stock.

The full text of the written opinion of Foros, dated November 5, 2016, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection therewith, is attached as Annex B to this joint proxy statement/prospectus. Foros provided its opinion to the EarthLink Board for the benefit and use of the EarthLink Board (in its capacity as such) in connection with and for purposes of its evaluation of the mergers. Foros’s opinion does not address any other aspect of the mergers and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the mergers or any other matter.

Goldman, Sachs & Co.

Goldman, Sachs & Co. (which we refer to in this joint proxy statement/prospectus as Goldman Sachs) delivered its opinion to the EarthLink Board that, as of November 5, 2016 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders (other than Windstream and its affiliates) of EarthLink common stock.

The full text of the written opinion of Goldman Sachs, dated November 5, 2016, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/ prospectus. Goldman Sachs provided its opinion for the information and assistance of the EarthLink Board in connection with its consideration of the mergers. The Goldman Sachs opinion is not a recommendation as to how any holder of EarthLink’s common stock should vote with respect to the mergers or any other matter. Pursuant to an engagement letter between EarthLink and Goldman Sachs, EarthLink has agreed to pay Goldman Sachs a transaction fee of $3,500,000, all of which is payable upon consummation of the mergers.

For a more complete description of Foros’s and Goldman Sachs’s respective opinions, see “The Mergers—Opinions of EarthLink’s Financial Advisors” beginning on page 86. See also Annex B and Annex C to this joint proxy statement/prospectus.

Opinion of Windstream’s Financial Advisor (see page 112)

Windstream engaged Barclays Capital Inc. (which we refer to in this joint proxy statement/prospectus as Barclays) to act as its financial advisor with respect to a possible transaction with EarthLink, pursuant to an engagement letter dated November 1, 2016. On November 5, 2016, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Windstream Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the exchange ratio to be paid by Windstream was fair to Windstream, from a financial point of view.

For a more complete description of Barclays’ opinion, see “The Mergers—Opinion of Windstream’s Financial Advisor” beginning on page 112. See also the full text of Barclays’ written opinion, dated as of November 5, 2016, attached as Annex D to this joint proxy statement/prospectus and incorporated herein by reference. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety.

Interests of Windstream Directors and Executive Officers in the Mergers (see page 125)

The mergers do not constitute a “change in control” under Windstream’s employment or change in control agreements entered into with its executive officers and therefore the merger will not trigger any benefits under such agreements. Likewise, the mergers do not constitute a “change in control” under the equity compensation plans of Windstream and therefore will not cause any acceleration of outstanding Windstream equity awards.

Interests of EarthLink Directors and Executive Officers in the Mergers (see page 125)

Certain members of the board of directors and executive officers of EarthLink may be deemed to have interests in the mergers that are in addition to, or different from, the interests of other EarthLink stockholders generally. The EarthLink Board was aware of and considered these interests, to the extent such interests existed at the time, among other matters, in evaluating and negotiating the merger agreement and the merger and in recommending that the merger agreement be adopted by the EarthLink stockholders. These interests include:

●	Outstanding EarthLink stock options held by the members of the EarthLink Board and EarthLink’s executive officers will vest pursuant to their terms upon consummation of the merger and be settled for shares of Windstream common stock;

●	The employment agreement with Mr. Eazor and the Change-in-Control Accelerated Vesting and Severance Plan for executive officers provide for severance benefits upon certain qualifying terminations of employment following the consummation of the mergers;

●	Members of the EarthLink Board and EarthLink’s executive officers are entitled to continued indemnification and insurance coverage under the merger agreement; and

●	Certain executive officers and key employees of EarthLink and certain members of the EarthLink Board may be offered post-closing offer letters or arrangements. Among such agreements, Windstream has entered into an offer letter in connection with the mergers with Mr. John Dobbins, EarthLink's Executive Vice President of Network Operations. The new offer letter is generally consistent with the terms of other compensation arrangements with Windstream executives. Further details of Mr. Dobbins' offer letter can be found in the “Interests of EarthLink Directors and Executive Officers in the Mergers” section beginning on page 125.

Windstream Board; Governance Matters (see page 161)

Prior to the closing of the mergers, Windstream will increase the size of the Windstream Board to twelve members and, effective as of the effective time of the merger, will appoint three members of the EarthLink Board (which we refer to in this joint proxy statement/prospectus as the EarthLink designees) selected by EarthLink to the Windstream Board. The EarthLink designees must be reasonably acceptable to Windstream, taking into account Windstream’s normal corporate governance process for selection of directors to the Windstream Board.

The EarthLink designees will serve until Windstream’s next annual meeting of stockholders, and must be nominated for election to the Windstream Board at the first annual meeting immediately following the closing of the mergers and Windstream must solicit proxies in favor of their election using efforts no less than the efforts used to solicit proxies in favor of the election of the other individuals nominated to the Windstream Board.

As of the date of this joint proxy statement/prospectus, EarthLink has not determined the identities of the EarthLink designees.

Regulatory Clearances Required for the Mergers (see page 134)

EarthLink and Windstream have each agreed to use reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from or notices to the Department of Justice (which we refer to in this joint proxy statement/prospectus as the DOJ), the Federal Trade Commission (which we refer to in this joint proxy statement/prospectus as the FTC), the Federal Communications Commission (which we refer to in this joint proxy statement/prospectus as the FCC), certain state public service or state public utility commissions (which we refer to in this joint proxy statement/prospectus as PSCs), and possibly various other federal, state and local regulatory authorities.

EarthLink and Windstream have filed numerous applications and notifications to obtain the required regulatory approvals. Although EarthLink and Windstream believe that all required regulatory approvals can be obtained, EarthLink and Windstream cannot be certain when or if these approvals will be obtained.

Treatment of Options to Purchase EarthLink Shares and EarthLink RSUs (see page 136)

Options

At the effective time of the merger, each outstanding option to purchase EarthLink common stock will be cancelled and converted into the right to receive a number of shares of Windstream common stock equal to (i) the product of the number of shares of EarthLink common stock underlying such option and the exchange ratio, less (ii) that number of shares of Windstream common stock, if any, equal to the product of (A) the number of shares of EarthLink common stock subject to such option with a fair market value (determined based on the closing price of EarthLink common stock on the business day immediately prior to the closing of the merger) equal to the sum of (x) the aggregate exercise price of such EarthLink option plus (y) any required federal, state, local or foreign tax withholding on such option and (B) the exchange ratio, provided that any resulting fractional shares of Windstream common stock will be treated in the same manner as any resulting fractional shares of Windstream common stock payable as merger consideration.

Restricted Stock Units

At the effective time of the merger, each outstanding EarthLink restricted stock unit will be assumed by Windstream and converted into a Windstream restricted stock unit with respect to that number of shares of Windstream common stock determined by multiplying the number of shares of EarthLink common stock subject to such EarthLink restricted stock unit by the exchange ratio, provided that any resulting fractional shares of Windstream common stock will be treated in the same manner as any resulting fractional shares of Windstream common stock payable as merger consideration. The other pre-existing terms of the EarthLink restricted stock unit, including vesting, shall continue to apply to the Windstream restricted stock unit.

Financing Efforts and Related Cooperation (see page 161)

Each of EarthLink and Windstream has acknowledged and agreed that the obtaining of any financing is not a condition to the closing of the mergers.

Prior to the effective time of the mergers, EarthLink will provide (and will use reasonable best efforts to cause its directors, officers, employees, consultants, advisors, counsel, accountants, auditors and other representatives to provide) such cooperation as is reasonably requested by Windstream with respect to any financing of the mergers, subject to certain limitations, including, among other things, that EarthLink, its subsidiaries, and their respective officers, directors, managers, employees, advisors, accountants, consultants, auditors, agents and other representatives will not be required to take any action that would unreasonably interfere with the business of EarthLink and its subsidiaries or that would violate any material agreement of EarthLink or any of its subsidiaries.

Windstream will promptly reimburse EarthLink and its subsidiaries for all reasonable and documented out-of-pocket costs and expenses incurred by it and its subsidiaries in complying with the financing cooperation provisions of the merger agreement. Windstream will indemnify EarthLink and its subsidiaries, and each of their respective directors, officers, employees, agents and other representatives, from and against any and all losses, damages, claims, interest, costs, expenses, awards, judgments, penalties and amounts paid in settlement, suffered or incurred, directly or indirectly, in connection with any financing, other than any claims arising (i) from fraud, intentional misrepresentation, willful misconduct or gross negligence of EarthLink, its subsidiaries or their respective directors, officers, employees, agents and other representatives or (ii) as a result of information provided by EarthLink, its subsidiaries or their respective directors, officers, employees, agents and other representatives to Windstream specifically to be used in connection with the financing being materially misleading or materially incorrect.

Subject to certain limited exceptions, EarthLink and its subsidiaries have agreed to consent to the use of their logos in connection with any financing.

Prior to or at closing of the mergers, EarthLink must deliver an executed payoff letter in customary form for its Second Amended and Restated Credit Agreement, dated as of June 30, 2016.

EarthLink has agreed that Windstream and its affiliates may share any information with respect to EarthLink and its subsidiaries with financing sources in connection with any marketing efforts in connection with any financing. However, the recipients of such information must agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda.

Completion of the Mergers (see page 141)

Unless the parties agree otherwise, the closing of the mergers will take place on the third business day after the satisfaction or waiver (subject to applicable law) of the conditions to the closing of the mergers (excluding conditions that, by their terms, cannot be satisfied until the closing of the mergers, but subject to the satisfaction or, where permitted, waiver of those conditions as of the closing of the mergers). The mergers will be effective on the date shown on the certificates of merger filed with the Secretary of State of the State of Delaware, in accordance with the laws of Delaware.

No Solicitation of Alternative Transaction Proposals (see page 154)

Each of EarthLink and Windstream has agreed that, from the date of the merger agreement until the earlier of the closing of the merger and the termination of the merger agreement (which we refer to as the no shop period), each of the parties and its respective subsidiaries will not and will instruct its affiliates and representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage any alternative transaction proposal or any inquiry or proposal that would reasonably be expected to lead to an alternative transaction proposal or (ii) participate in any discussions or negotiations with any persons regarding, or furnish to any person non-public information with respect to, or knowingly cooperate in any way with any person in connection with soliciting, initiating, facilitating or encouraging, any alternative transaction proposal or the submission or making of an inquiry that would reasonably be expected to lead to an alternative transaction proposal.

Prior to the necessary stockholder approval, each party’s board of directors may make an adverse recommendation change and, in the case of an alternative transaction proposal, terminate the merger agreement to enter into a definitive agreement with respect to a an alternative transaction proposal (i) if the party’s board of directors determines that an alternative transaction proposal constitutes a superior proposal or (ii) in response to any event, fact, circumstance, development or occurrence that is material to the party and its subsidiaries, taken as a whole, that was not known to, or reasonably foreseeable by, such party’s board of directors, that becomes known to such party’s board of directors prior to such party’s stockholder approvals required under the merger agreement and does not involve or relate to an alternative transaction proposal if, in either case, the party’s board determines in good faith that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties. Neither party will be entitled to exercise its right to make an adverse recommendation change or, in the case of an alternative transaction proposal which constitutes a superior proposal, terminate the merger agreement to enter into a definitive agreement with respect to the superior proposal, unless (i) the party has given the other party at least three (3) business days’ prior written notice that the party’s board intends to take such action and specifying the reasons, including, in the case of a superior proposal, the material terms of any superior proposal, (ii) during such period, the party has negotiated, and has caused its representatives to negotiate, with the other party in good faith, to the extent the other party desires to negotiate, to enable the other party to propose in writing a binding offer to make such adjustments in the terms and conditions of the merger agreement so that, if applicable, the alternative transaction proposal ceases to constitute a superior proposal or, in connection with a change in recommendation not involving or relating to an alternative transaction proposal, would cause the party’s board no longer to believe that the failure to make a recommendation change would be reasonably likely to be inconsistent with its fiduciary duties, and (iii) at the end of such period, the party’s board must have considered in good faith such binding offer and determined that the superior proposal continues to constitute a superior proposal or, other than in the case of an alternative transaction proposal, that it would continue to be reasonably likely to be inconsistent with the party’s board’s fiduciary duties.

Conditions to the Mergers (see page 164)

The obligations of each of EarthLink and Windstream to effect the mergers are subject to the satisfaction, or waiver, of the following conditions:

●	EarthLink’s stockholder approval of the merger proposal will have been obtained in accordance with applicable law;

●	Windstream’s stockholder approval of the Windstream stock issuance proposal and the Windstream charter amendment proposal will have been obtained in accordance with the rules of the NASDAQ and the DGCL, respectively;

●	the Windstream charter amendment will have been duly filed with the Secretary of State and be in full force and effect;

●	no applicable law or other legal restraint or prohibition and no binding order or determination by any governmental entity will be in effect that prevents, makes illegal or prohibits the mergers;

●	the Form S-4 will have been declared effective under the Securities Act and will not be the subject of any stop order or proceedings seeking a stop order;

●	the shares of Windstream common stock issuable in the merger will have been approved for listing on the NASDAQ;

●	the waiting period (and any extension thereof) applicable to the mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which we refer to in this joint proxy statement/prospectus as the HSR Act) will have expired or been earlier terminated;

●	any and all authorizations required to be obtained from the FCC in connection with the consummation of the mergers will have been obtained and will be documented in an effective order or notice from the FCC; and

●	the consents requested in the applications to state regulators (which we refer to in this joint proxy statement/prospectus as the PSC applications) agreed pursuant to the merger agreement will have been obtained from the applicable PSCs, and such consents will be in full force and effect.

In addition, the obligations of EarthLink to effect the mergers are subject to the satisfaction, or waiver, of the following additional conditions:

●	The representations and warranties of Windstream in the merger agreement will be true and correct (i) in all material respects, with respect to certain representations and warranties regarding organization and qualification and authority to enter into the merger agreement, (ii) in all respects, with respect to certain representations and warranties regarding capitalization (other than de minimis inaccuracies) and Windstream’s tax accounting and status and (iii) in all respects, with respect to all representations and warranties not referenced in clauses (i) and (ii), except where any failure to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Windstream;

●	Windstream will have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement to be performed or complied with by it prior to the effective time of the merger;

●	Since November 5, 2016, there will have been no circumstance that has had, or would reasonably be expected to have a material adverse effect on Windstream;

●	EarthLink will have received a tax opinion of its tax counsel, dated as of the closing date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

●	Windstream will have delivered to EarthLink a certificate certifying to the effect that the conditions with respect to compliance with representations and warranties, compliance with covenants and the absence of a material adverse effect have been satisfied as of the effective time of the merger.

In addition, the obligations of Windstream, Merger Sub 1 and Merger Sub 2 to effect the mergers are subject to the satisfaction, or waiver, of the following additional conditions:

●	The representations and warranties of EarthLink in the merger agreement will be true and correct (i) in all material respects, with respect to certain representations and warranties regarding organization and qualification and authority to enter into the merger agreement, (ii) in all respects, with respect to certain representations and warranties regarding capitalization (other than de minimis inaccuracies) and (iii) in all respects, with respect to all representations and warranties not referenced in clauses (i) and (ii), except where any failure to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on EarthLink;

●	EarthLink will have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement to be performed or complied with by it prior to the effective time of the merger;

●	Since November 5, 2016, there will have been no circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on EarthLink; and

●	Windstream will have received a tax opinion of its tax counsel, dated as of the closing date, to the effect that, on the basis of the facts, representations and assumptions in such opinion, the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

●	EarthLink will have delivered to Windstream a certificate certifying to the effect that the conditions with respect to compliance with representations and warranties, compliance with covenants and the absence of a material adverse effect have been satisfied as of the effective time of the merger agreement.

Under the merger agreement, either party may waive compliance with the conditions to the closing of the mergers, except for those conditions that may not be waived under applicable law. Each of the Windstream Board and the EarthLink Board intends to resolicit stockholder approval if either party waives material conditions to the closing of the mergers and such changes in the terms of the mergers render the disclosure that Windstream or EarthLink previously provided to their stockholders materially misleading.

Termination (see page 166)

The merger agreement may be terminated and the mergers abandoned in the following circumstances:

●	by mutual written consent of EarthLink and Windstream at any time before the effective time of the merger;

●	by written notice of either EarthLink or Windstream:

	●	at any time before the effective time of the merger, if the mergers are not consummated by November 5, 2017 (which we refer to in this joint proxy statement/prospectus as the termination date) (subject to a ninety (90) day extension if the only reason closing has not occurred is because of the failure to obtain governmental approvals);

	●	at any time before the effective time of the merger, if any governmental entity issues a final and nonappealable order, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the mergers;

	●	after the Windstream special meeting at which a vote was taken, if the Windstream stockholders fail to approve the Windstream stock issuance or the Windstream charter amendment at the Windstream stockholder meeting;

	●	after the EarthLink special meeting at which a vote was taken, if the EarthLink stockholders fail to adopt the merger agreement at the EarthLink stockholder meeting;

●	by either party, at any time before the effective time of the merger, upon a breach of any representation, warranty, covenant or agreement contained in the merger agreement by the other party such that the conditions to the other party’s obligations to complete the mergers are not satisfied and, if such breach is capable of being cured, the breaching party has not commenced good faith efforts to cure the breach within twenty (20) calendar days or has not cured the breach within forty-five (45) calendar days following receipt of written notice of such breach;

●	by EarthLink, at any time prior to Windstream stockholder approval of the Windstream stock issuance proposal and the Windstream charter amendment proposal, if Windstream, the Windstream Board or any committee thereof for any reason will have failed to include in this joint proxy statement/prospectus the recommendation of the Windstream Board that such stockholders approve the Windstream charter amendment and the Windstream stock issuance, or made an adverse recommendation change;

●	by Windstream, at any time prior to the EarthLink stockholder approval of the merger proposal, if EarthLink, the EarthLink Board or any committee thereof for any reason will have failed to include in this joint proxy statement/prospectus distributed to the stockholders of EarthLink the recommendation of the EarthLink Board that such stockholders adopt the merger agreement and approve the mergers, or made an adverse recommendation change;

●	by EarthLink, at any time prior to the EarthLink stockholder approval of the merger proposal, if (i) EarthLink receives an alternative transaction proposal that the EarthLink Board determines constitutes a superior proposal, (ii) the EarthLink Board authorizes EarthLink to enter into a binding written agreement concerning the mergers that constitutes a superior proposal, (iii) EarthLink has complied in all material respects with the merger agreement regarding alternative transaction proposals and (iv) EarthLink, at or prior to the termination of the merger agreement, pays to Windstream the termination fee described below;

●	by Windstream, at any time prior to Windstream stockholder approval of the Windstream stock issuance proposal and the Windstream charter amendment proposal, if Windstream receives an alternative transaction proposal that the Windstream Board determines constitutes a superior proposal, (ii) the Windstream Board authorizes Windstream to enter into a binding written agreement concerning the transaction that constitutes a superior proposal, (iii) Windstream has complied in all material respects with the merger agreement regarding alternative transaction proposals and (iv) Windstream, at or prior to the termination of the merger agreement, pays to EarthLink the termination fee described below; and

●	by EarthLink, at any time before the effective time of the merger, if Windstream fails to close the merger when required to do so under the merger agreement or breaches its covenant to keep sufficient funds available to consummate the transactions contemplated by the merger agreement.

Payments (see page 167)

EarthLink will be required to pay a termination fee of $35,000,000 in the event that (A) Windstream terminates the merger agreement due to an adverse recommendation change by the EarthLink Board, (B) EarthLink terminates the merger agreement in order to enter into a definitive agreement with respect to a superior proposal or (C) following announcement of an alternative transaction proposal, (i) the EarthLink stockholder approval is not obtained, the merger agreement is terminated following the termination date or the merger agreement is terminated due to a breach of the merger agreement by EarthLink, and (ii) an alternative transaction proposal is consummated, or a definitive agreement with respect to an alternative transaction proposal is executed, in each case within twelve (12) months after termination.

Windstream will be required to pay a termination fee of $35,000,000 in the event that (A) EarthLink terminates the merger agreement due to an adverse recommendation change by the Windstream Board, (B) Windstream terminates the merger agreement in order to enter into a definitive agreement with respect to a superior proposal or (C) following announcement of an alternative transaction proposal, (i) the Windstream stockholder approval is not obtained, the merger agreement is terminated following the termination date or the merger agreement is terminated due to a breach of the merger agreement by Windstream, and (ii) an alternative transaction proposal is consummated, or a definitive agreement with respect to an alternative transaction proposal is executed, in each case within twelve (12) months after termination. Additionally, if Windstream fails to close the mergers when required to do so under the merger agreement or breaches its covenant to keep sufficient funds available to consummate the transactions contemplated by the merger agreement, Windstream will be required to pay a termination fee of $70,000,000 to EarthLink upon termination of the merger agreement by EarthLink; provided that EarthLink may elect in its notice of termination to waive its right to receive the $70,000,000 fee in order to bring a claim for damages under the merger agreement.

In addition, EarthLink and Windstream will be obligated to reimburse the other party for up to ten million dollars ($10,000,000) in incurred expenses if the merger agreement is validly terminated by either party because a party’s required stockholder approval is not obtained.

Accounting Treatment (see page 172)

Windstream prepares its financial statements in accordance with GAAP. The mergers will be accounted for using the acquisition method of accounting. Windstream will allocate the purchase price to the fair value of EarthLink’s tangible and intangible assets and liabilities at the acquisition date, with the excess purchase price being recorded as goodwill. Under GAAP, goodwill is not amortized but is tested for impairment at least annually.

Appraisal Rights

Under the DGCL, neither Windstream stockholders nor EarthLink stockholders are entitled to exercise any appraisal rights in connection with the mergers or the other transactions contemplated by the merger agreement.

Comparison of Stockholder Rights and Corporate Governance Matters (see page 191)

EarthLink stockholders receiving merger consideration will have different rights once they become stockholders of Windstream due to differences between the governing corporate documents of EarthLink and the governing corporate documents of Windstream. These differences are described in detail under the section entitled “Comparison of Rights of Windstream Stockholders and EarthLink Stockholders” beginning on page 191.

Listing of Shares of Windstream Common Stock; Delisting and Deregistration of EarthLink Common Shares (see pages 137 and 138)

It is a condition to the completion of the mergers that the shares of Windstream common stock to be issued pursuant to the merger be authorized for listing on the NASDAQ (or any successor inter-dealer quotation system or stock exchange thereto) at the effective time of the merger. Upon completion of the mergers, EarthLink common stock currently listed on the NASDAQ will cease to be listed on the NASDAQ and will be subsequently deregistered under the Exchange Act.

The Meetings

The EarthLink Special Meeting (see page 63)

The special meeting of EarthLink stockholders will be held at EarthLink’s Atlanta offices, located at 1170 Peachtree Street, Suite 900, Atlanta, Georgia 30309, on [●], 2017, at [●], local time. The special meeting of EarthLink stockholders is being held to consider and vote on:

●	the merger proposal;

●	the EarthLink adjournment proposal; and

●	the compensation proposal.

Completion of the mergers is conditioned on approval of the merger proposal.

Only holders of record of EarthLink common stock at the close of business on [●], 2017, the record date for the EarthLink special meeting, are entitled to vote at the EarthLink special meeting or any adjournments or postponements thereof. At the close of business on the record date, [●] shares of EarthLink common stock were issued and outstanding.

You may cast one vote for each share of EarthLink common stock you own. The approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of EarthLink common stock entitled to vote on the merger proposal. The approval of each of the EarthLink adjournment proposal (whether or not a quorum is present) and the compensation proposal requires the affirmative vote of holders of a majority of the number of shares of EarthLink stock entitled to vote present in person or represented by proxy at the EarthLink special meeting.

The Windstream Special Meeting (see page 56)

The special meeting of Windstream stockholders will be held virtually via live webcast by visiting www.virtualshareholdermeeting.com/WIN17SM, on [●], 2017, at [●], local time. The special meeting of Windstream stockholders is being held to consider and vote on:

●	the Windstream stock issuance proposal;
●	the Windstream charter amendment proposal; and
●	the Windstream adjournment proposal.

Completion of the mergers is conditioned on approval of both the Windstream stock issuance proposal and the Windstream charter amendment proposal.

Only holders of record of Windstream common stock at the close of business on [●], 2017, the record date for the Windstream special meeting, are entitled to vote at the Windstream special meeting or any adjournments or postponements thereof. At the close of business on the record date, [●] shares of Windstream common stock were issued and outstanding.

You may cast one vote for each share of Windstream common stock you own. The approval of the Windstream stock issuance proposal requires the affirmative vote of a majority of the votes of Windstream common stock cast at the Windstream special meeting on such proposal. The approval of the Windstream charter amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Windstream common stock entitled to vote thereon. The approval of the

Windstream adjournment proposal requires the affirmative vote of a majority of the votes of Windstream common stock cast at the Windstream special meeting on the proposal, if a quorum is present, or the affirmative vote of the holders of a majority of the shares present or represented by proxy at the meeting, and entitled to vote at the meeting, if a quorum is not present.

Voting by EarthLink and Windstream Directors and Executive Officers (see pages 59 and 66)

On the record date for the EarthLink special meeting, the directors and executive officers of EarthLink owned and were entitled to vote shares of EarthLink common stock, representing [●]% of the issued and outstanding EarthLink common stock. EarthLink currently expects that its directors and executive officers will vote their shares in favor of the above-listed proposals, although none of them has entered into any agreements obligating him or her to do so.

On the record date for the Windstream special meeting, the directors and executive officers of Windstream owned and were entitled to vote shares of Windstream’s common stock, representing [●]% of the outstanding Windstream common stock. Windstream currently expects that its directors and executive officers will vote their shares in favor of the above-listed proposals, although none of them has entered into any agreements obligating him or her to do so.

Selected Historical Consolidated Financial Data

Selected Historical Consolidated Financial Data of EarthLink

The following table presents selected historical consolidated financial data of EarthLink. The historical consolidated statements of operations data and statements of cash flows data for the years ended December 31, 2013, 2014 and 2015 and balance sheet data as of December 31, 2014 and 2015 below have been derived from EarthLink’s audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, or “GAAP,” which are contained in EarthLink’s annual report on Form 10-K for the fiscal year ended December 31, 2015 and incorporated herein by reference. The historical consolidated statements of operations data and statements of cash flows data for the years ended December 31, 2011 and 2012 and the balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from EarthLink’s audited consolidated financial statements prepared in accordance with GAAP that are not included in this joint proxy statement/prospectus. The historical consolidated statements of operations data and statements of cash flows data for the nine months ended September 30, 2015 and 2016 and the balance sheet data as of September 30, 2016 below have been derived from EarthLink’s unaudited consolidated financial statements, which are contained in EarthLink’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2016 and incorporated herein by reference, but include, in the opinion of EarthLink’s management, all adjustments, consisting of normal recurring adjustments and accruals, necessary for their presentation of such data. The historical consolidated balance sheet data as of September 30, 2015 have been derived from EarthLink’s unaudited consolidated financial statements, which are not contained in this joint proxy statement/prospectus, but include, in the opinion of our management, all adjustments, consisting of normal recurring adjustments and accruals, necessary for their presentation of such data. Results for interim periods are not necessarily indicative of the results for future periods.

You should read the selected historical combined financial data set forth below together with the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of EarthLink’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference in this joint proxy statement/prospectus and the consolidated financial statements and the related notes contained in and incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 215.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2011(1)	2012	2013	2014	2015	2015	2016
		(in thousands, except per share amounts)
Statement of operations data:
Revenues	$1,300,543	$1,335,135	$1,240,606	$1,176,895	$1,097,252	$837,015	$729,744
Operating costs and expenses (2)(3)	1,170,899	1,263,112	1,505,555	1,197,749	1,077,026	815,608	688,548
Income (loss) from operations	129,644	72,023	(264,949)	(20,854)	20,226	21,407	41,196
Income (loss) from continuing operations (4)	37,273	9,938	(536,866)	(72,371)	(43,210)	(30,928)	12,212
Loss from discontinued operations, net of tax (5)	(2,706)	(2,418)	(1,961)	(381)	—	—	—
Net income (loss)	34,567	7,520	(538,827)	(72,752)	(43,210)	(30,928)	12,212
Basic net income (loss) per share
Continuing operations	$0.34	$0.09	$(5.23)	$(0.71)	$(0.42)	$(0.30)	$0.12
Discontinued operations	(0.03)	(0.02)	(0.02)	—	—	—	—
Basic net income (loss) per share	$0.32	$0.07	$(5.25)	$(0.71)	$(0.42)	$(0.30)	$0.12
Diluted net income (loss) per share
Continuing operations	$0.34	$0.09	$(5.23)	$(0.71)	$(0.42)	$(0.30)	$0.11
Discontinued operations	(0.02)	(0.02)	(0.02)	—	—	—	—
Diluted net income (loss) per share	$0.32	$0.07	$(5.25)	$(0.71)	$(0.42)	$(0.30)	$0.11
Basic weighted average common
shares outstanding	108,098	105,221	102,599	102,313	103,388	103,228	105,090
Diluted weighted average common shares outstanding	108,949	105,983	102,599	102,313	103,388	103,228	108,344
Cash dividends declared per common share	$0.20	$0.20	$0.20	$0.20	$0.20	$0.15	$0.15

Cash flow data:
Cash provided by operating activities	146,234	191,055	124,156	139,995	167,448	126,089	98,460
Cash provided by (used in) investing activities	141,594	(163,836)	(112,500)	(102,777)	(87,468)	(60,413)	(35,496)
Cash used in financing activities	(318,997)	(81,381)	(52,641)	(19,721)	(122,817)	(112,186)	(95,283)

	As of December 31,					As of September 30,
	2011	2012	2013	2014	2015	2015	2016
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$211,783	$157,621	$116,636	$134,133	$91,296	$87,623	$58,977
Investments in marketable securities	29,607	46,851	—	—	—	—	—
Cash and marketable securities	241,390	204,472	116,636	134,133	91,296	87,623	58,977
Total assets	1,671,755	1,591,850	994,090	899,196	734,652	760,556	643,640
Long-term debt, including long-term portion of capital leases (6)	645,069	607,330	593,214	595,319	505,613	499,865	438,109
Total liabilities	918,611	873,046	831,872	824,412	711,806	723,430	617,033
Accumulated deficit	(613,668)	(606,148)	(1,144,975)	(1,217,727)	(1,260,937)	(1,248,655)	(1,248,725)
Stockholders’ equity	753,144	718,804	162,218	74,784	22,846	37,126	26,607
____________________

(1)	On April 1, 2011, EarthLink acquired One Communications Corp, a privately-held integrated telecommunications solutions provider serving customers in the northeast, mid-Atlantic and upper midwest sections of the United States. The results of operations of One Communications have been included in EarthLink’s consolidated financial statements since the acquisition date. The comparison of selected financial data is affected by this acquisition and, to a lesser extent, by other smaller acquisitions including STS Telecom, Inc., Logical Solutions and Business Vitals, LLC, among others, completed during the year ended December 31, 2011; CenterBeam, Inc. completed during the year ended December 31, 2013; and Boston Retail Partners, LLC completed during the nine months ended September 30, 2016.

(2)	Operating costs and expenses for the year ended December 31, 2013 includes a non-cash impairment charge of $255.6 million related to goodwill. During 2013, EarthLink performed an interim goodwill impairment test following a sustained decrease in its stock price and market capitalization which resulted in an impairment charge in EarthLink’s legacy Business Services reporting unit. Operating costs and expenses for the year ended December 31, 2014 includes non-cash impairment charge of $14.3 million related to long-lived assets for certain work in progress and software licenses not expected to be used.

(3)	Operating costs and expenses for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 include restructuring, acquisition and integration-related costs of $32.1 million, $18.2 million, $40.0 million, $20.1 million and $19.3 million, respectively. Operating costs and expenses for the nine months ended September 30, 2015 and 2016 include restructuring, acquisition and integration-related costs of $14.8 million and $9.1 million, respectively.

(4)	During the year ended December 31, 2013, EarthLink recorded an income tax provision of approximately $266.3 million to record a valuation allowance for deferred tax assets. These deferred tax assets related primarily to net operating loss carryforwards which EarthLink determined it “more-likely-than-not” would be unable to utilize.

(5)	The operating results of EarthLink’s telecom systems business acquired as part of ITC^DeltaCom, Inc. have been separately presented as discontinued operations for all periods presented. On August 2, 2013, EarthLink sold its telecom systems business.

(6)	Includes the carrying amount of ITC^DeltaCom’s 10.5% senior secured notes due 2016, EarthLink’s 8.875% Senior Notes due 2019, EarthLink’s 7.375% Senior Secured Notes due 2020 and amounts outstanding under EarthLink’s credit facility. In 2012, EarthLink redeemed $32.5 million aggregate principal amount of the ITC^DeltaCom Notes. In 2013, EarthLink redeemed the remaining $292.3 million aggregate principal amount of the ITC^DeltaCom Notes and issued $300.0 million aggregate principal amount of 7.375% Senior Secured Notes due 2020. In 2015, EarthLink redeemed or repurchased $126.1 million aggregate principal amount of 8.875% Senior Notes due 2019 and drew down $35.0 million (net of repayments) under its senior secured revolving credit facility. In 2016, EarthLink redeemed or repurchased $97.4 million aggregate principal amount of 8.875% Senior Notes due 2019, repaid $25.0 million (net of drawdowns) under its senior secured revolving credit facility and issued a $50.0 million senior secured term loan.

Selected Historical Consolidated Financial Data of Windstream

The following table presents selected historical consolidated financial data of Windstream. The historical consolidated statements of statement of operations data for the years ended December 31, 2013, 2014 and 2015 and balance sheet data as of December 31, 2014 and 2015 below have been derived from Windstream’s audited consolidated financial statements prepared in accordance with GAAP, which are contained in Windstream’s annual report on Form 10-K for the fiscal year ended December 31, 2015 and incorporated herein by reference. The historical consolidated statements of operations data for the years ended December 31, 2011 and 2012 and the balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from Windstream’s consolidated financial statements prepared in accordance with GAAP that are not included in this prospectus. The historical consolidated statement of operations data for the nine months ended September 30, 2015 and 2016 and the balance sheet data as of September 30, 2016 below have been derived from Windstream’s unaudited consolidated financial statements, which are contained in Windstream’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2016 and incorporated herein by reference, but include, in the opinion of Windstream’s management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. The historical consolidated balance sheet data as of September 30, 2015 have been derived from Windstream’s unaudited consolidated financial statements, which are not contained in this joint proxy statement/prospectus, but include, in the opinion of Windstream’s management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair statement of such data. Results for interim periods are not necessarily indicative of the results for future periods.

You should read the selected historical combined financial data set forth below together with the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Windstream’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference in this joint proxy statement/prospectus and the consolidated financial statements and the related notes contained in and incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 215.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2011	2012	2013	2014	2015	2015	2016
(Millions, except per share amounts)
Revenues and sales	$4,279.6	$6,139.5	$5,988.1	$5,829.5	$5,765.3	$4,338.3	$4,077.9
Operating income	962.9	883.9	1,009.0	507.1	509.4	377.7	441.7
Dividend income on CS&L common stock	—	—	—	—	48.4	30.6	17.6
Other (expense) income, net	(0.1)	4.6	(12.5)	0.1	9.1	7.9	(2.5)
Gain on disposal of investment in CS&L common stock	—	—	—	—	—	—	15.2
Gain on sale of data center	—	—	—	—	326.1	—	—
Loss on early extinguishment of debt	(136.1)	1.9	(28.5)	—	(36.4)	(35.8)	(18.0)
Other-than-temporary impairment loss on investment in CS&L common stock	—	—	—	—	—	—	(181.9)
Interest expense	(558.3)	(625.1)	(627.7)	(571.8)	(813.2)	(588.8)	(653.5)
(Loss) income from continuing operations before income taxes	268.4	265.3	340.3	(64.6)	43.4	(208.4)	(381.4)
(Loss) income before income taxes	99.4	98.2	105.3	(25.1)	16.0	(95.3)	(84.8)
(Loss) income from continuing operations	169.0	167.1	235.0	(39.5)	27.4	(113.1)	(296.6)
Discontinued operations, including tax expense of $9.8, $2.2, and $0, for 2013, 2012 and 2011, respectively	0.5	0.9	6.0	—	—	—	—
Net (loss) income	$169.5	$168.0	$241.0	$(39.5)	$27.4	$(113.1)	$(296.6)
Basic and diluted (loss) earnings per share:
From continuing operations	$1.94	$1.69	$2.35	($.45)	$.24	($1.16)	($3.19)
From discontinued operations	—	—	.06	—	—	—	—
Net (loss) income	$1.94	$1.69	$2.41	($.45)	$.24	($1.16)	($3.19)
Dividends declared per common share	$6.00	$6.00	$6.00	$6.00	$2.31	$2.16	$.45
Balance sheet data
Total assets	$14,074.6	$13,641.5	$13,341.6	$12,520.3	$12,518.1	$13,004.4	$11,823.6
Total long-term debt and capital and other lease obligations (excluding premium and discount)	$9,138.6	$9,025.4	$8,683.4	$8,762.3	$10,443.0	$10,971.0	$10,000.8
Total equity	$1,495.3	$1,104.8	$840.2	$224.8	$306.4	$174.3	$250.3
____________________

(1)	Explanations for significant events affecting Windstream’s historical operating trends during the periods January 1, 2013 through September 30, 2016 are provided in Management’s Discussion and Analysis of Results of Operations and Financial Condition in Windstream’s Annual Report on Form 10-K for the year ended December 31, 2015 and Windstream’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, which are incorporated herein by reference.

(2)	In 2011, Windstream changed its method of recognizing actuarial gains and losses for pension benefits to recognize actuarial gains and losses in our operating results in the year in which the gains and losses occur. The effect of this change in methodology can create volatility in actuarial gains and losses recognized based on market fluctuations which impacts pension expense (income) for the year. Pension expense (income) was $1.2 million, $128.3 million, $(115.3) million, $67.4 million and $166.8 million in 2015, 2014, 2013, 2012, and 2011, respectively.

(3)	On November 30, 2011, Windstream acquired PAETEC Holding Corp., which affected Windstream’s historical operating trends during 2012.

(4)	Pursuant to the terms of a Membership Interest Purchase Agreement, Windstream Services, LLC sold a portion of Windstream's data center business to TierPoint LLC (which we refer to in this joint proxy statement/prospectus as Tierpoint), effective as of December 18, 2015, and agreed to indemnify TierPoint for certain losses attributable to alleged breaches of representations and warranties made by Windstream. Such indemnification liability is generally capped at $10.0 million. On November 22, 2016, TierPoint submitted a notice of a claim for indemnification from Windstream and payment of $10.0 million. Windstream is reviewing the factual basis for the claim and its legal defenses thereto. While a final determination has yet to be made, at this time, it is reasonably possible that Windstream may pay up to $10.0 million to resolve the claim.

Selected Unaudited Pro Forma Condensed Combined Financial Information of EarthLink and Windstream

The following tables show selected unaudited pro forma condensed combined financial information about the combined financial condition and operating results of Windstream after giving effect to the closing of the mergers. The unaudited pro forma condensed combined statement of operations data give effect to the closing of the mergers as if completed on January 1, 2015, and includes all adjustments which give effect to the events that are directly attributable to the mergers, are expected to continue and that are factually supportable. The unaudited pro forma condensed combined balance sheet data as of September 30, 2016 gives effect to the closing of the mergers as if they had been completed on September 30, 2016 and includes all adjustments which give effect to the events that are directly attributable to the mergers and that are factually supportable.

This information should be read in conjunction with the annual and quarterly reports and other information Windstream and EarthLink have filed with the SEC and incorporated by reference in this joint proxy statement/prospectus, and with the unaudited pro forma condensed combined financial statements and related notes incorporated by reference in this joint proxy statement/prospectus. See the sections entitled “Where You Can Find More Information” beginning on page 215 and “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 173. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the mergers actually been completed at the beginning of each period presented, nor the impact of possible business model changes. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, cost savings, and asset dispositions, among other factors. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial statements, the aggregate value of purchase consideration and preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial statements are subject to adjustment and may vary significantly from the actual purchase price and allocation that will be recorded upon the closing of the mergers, which itself will be subject to further adjustment for up to one year following the closing.

	Year Ended	Nine Months Ended
	December 31, 2015	September 30, 2016
	(Unaudited)
	(In millions, except per share
	amounts)
Statement of Operations Data
Revenues and sales	$6,886.2	$4,824.5
Operating income	$483.6	$432.1
Net loss	$(32.6)	$(310.3)
Basic and diluted loss per share	($.20)	($1.74)

As of September 30, 2016
(In millions)
Summary Balance Sheet Data
Net property, plant and equipment	$5,572.3
Goodwill	$4,843.6
Total assets	$13,279.7
Long-term debt, including current portion	$5,374.0
Shareholders’ equity	$892.1

Unaudited Comparative Per Share Data

Presented below are EarthLink’s historical per share data and Windstream’s historical per share data for continuing operations for the nine months ended September 30, 2016 and for the year ended December 31, 2015, as well as unaudited pro forma combined per share data for the nine months ended September 30, 2016 and for the year ended December 31, 2015 after giving effect to the closing of the mergers as if completed on January 1, 2015. This information should be read together with the consolidated financial statements and related notes of EarthLink and Windstream that are incorporated by reference in this joint proxy statement/prospectus and with the unaudited pro forma condensed combined financial data included under the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 173.

The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the mergers had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of Windstream following the mergers. The historical book value per share is computed by dividing total stockholders’ equity by the number of shares of common stock outstanding at the end of the period. The unaudited pro forma loss per share of Windstream following the mergers is computed by dividing the unaudited pro forma net loss by the unaudited pro forma weighted average number of shares outstanding. The unaudited pro forma book value per share of Windstream following the mergers is computed by dividing total unaudited pro forma stockholders’ equity by the unaudited pro forma number of shares of Windstream common stock outstanding at the end of the period.

	Nine Months Ended September 30, 2016
				EarthLink
	Windstream	EarthLink	Windstream	Equivalent
	Historical	Historical	Pro Forma	Pro Forma (1)
	(in millions, except per share data)
Net (loss) income per common share:
Basic	($3.19)	$.12	($1.74)	($1.42)
Diluted	($3.19)	$.11	($1.74)	($1.42)

Cash dividends declared per
common share (2)	$.45	$.15	$.45	$.37

Book value per common share (3)	$2.60	$.25	$4.89	$4.00
____________________

(1)	Represents Windstream’s pro forma amounts adjusted by the exchange ratio of 0.818.

(2)	Pro forma same as historical, as no change in Windstream’s dividend policy is expected as a result of the mergers.

(3)	Common shares outstanding excludes 7.3 million shares reserved for share-based awards that would be converted into the right to receive shares of Windstream common stock in accordance with the terms of the merger agreement.

	Year Ended December 31, 2015
				EarthLink
	Windstream	EarthLink	Windstream	Equivalent
	Historical	Historical	Pro Forma	Pro Forma (1)
	(in millions, except per share data)
Net income (loss) per common share:
Basic	$.24	($.42)	($.20)	($.16)
Diluted	$.24	($.42)	($.20)	($.16)

Cash dividends declared per
common share (2)	$.60	$.20	$.60	$.49
____________________

(1)	Represents Windstream’s pro forma amounts adjusted by the exchange ratio of 0.818.

(2)	Pro forma same as historical, as no change in Windstream’s dividend policy is expected as a result of the mergers.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of EarthLink by Windstream, including financial and operating results and synergy benefits that may be realized from the acquisition and the timeframe for realizing those benefits; (ii) Windstream’s and EarthLink’s plans, objectives, expectations and intentions; (iii) other statements contained in this communication that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “goal,” “strategy,” “future,” “likely,” “may,” “should,” “could,” “will,” and words of similar meaning or similar references to future periods.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, forward-looking statements are based only on current beliefs, assumptions and expectations regarding the future of our business, including the effects of the mergers, future plan and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, which may include third-party approvals, many of which are beyond Windstream’s and EarthLink’s control and are difficult to predict. Therefore, you are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to the ability to obtain the requisite Windstream and EarthLink stockholder approvals required to complete the mergers; the ability to satisfy the conditions to consummation of the mergers, including obtaining governmental and regulatory approvals required for the mergers; the risk that required governmental and regulatory approvals may delay the mergers or result in the imposition of conditions that could cause the parties to abandon the mergers or materially impact the financial benefits of the proposed mergers; timing to consummate the proposed mergers; the risk that the businesses will not be integrated successfully; the risk that the cost savings and anticipated synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the anticipated future cash requirements of the proposed combined company; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; dividend policy changes for the combined company; general worldwide economic conditions and related uncertainties; and the effect of any changes in governmental regulations. These risks and uncertainties also include those set forth under “Risk Factors,” beginning on page 51.

Other important factors that may affect Windstream’s and the combined business’ results of operations and financial condition include, but are not limited to: (i) the continued expansion in consumption of data and video via the Internet by consumers and businesses; (ii) continued uncertainty in the global financial markets and the global economy; (iii) disruptions in the financial markets that could affect Windstream’s ability to obtain financing; and (iv) Windstream’s ability to: increase revenue from the services it offers; successfully use new technology and information systems to support new and existing services; prevent process and system failures that significantly disrupt the availability and quality of the services that it provides; prevent its security measures from being breached, or its services from being degraded as a result of security breaches; develop new services that meet customer demands and generate acceptable margins; effectively manage expansions to its operations; provide services that do not infringe the intellectual property and proprietary rights of others; attract and retain qualified management and other personnel; and meet all of the terms and conditions of debt obligations.

Additional information concerning these and other important factors can be found within Windstream’s and EarthLink’s filings with the SEC, which discuss the foregoing risks as well as other important risk factors that could contribute to such differences or otherwise affect their business, results of operations and financial condition. Statements in this communication should be evaluated in light of these important factors. The forward-looking statements in this communication speak only as of the date they are made. Except for the ongoing obligations of Windstream and EarthLink to disclose material information under the federal securities laws, Windstream and EarthLink do not undertake any obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statement to reflect new information, circumstances or events that occur after the date such forward-looking statement is made unless required by law.

RISK FACTORS

In addition to the other information included and incorporated by reference in this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors before deciding whether to vote for the merger proposal, the compensation proposal, in the case of EarthLink stockholders, or for the proposals to approve the Windstream stock issuance and adoption of the Windstream charter amendment, in the case of Windstream stockholders. In addition, you should read and consider the risks associated with each of the businesses of EarthLink and Windstream because these risks will relate to Windstream following the completion of the mergers. Descriptions of some of these risks can be found in the Annual Reports on Form 10-K for the fiscal year ended December 31, 2015, and any amendments thereto, for each of EarthLink and Windstream, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q, which are incorporated by reference into this joint proxy statement/prospectus. You should also consider the other information in this document and the other documents incorporated by reference into this document. See the section titled “Where You Can Find More Information” beginning on page 215.

The exchange ratio will not be adjusted if the price of Windstream common stock declines before the merger is completed. As a result, the value of the shares of Windstream common stock at the time EarthLink stockholders receive them could be less than the value of those shares on the date of this joint proxy statement/prospectus or the date of the EarthLink special meeting.

In the merger, EarthLink stockholders (other than holders of cancelled shares) will be entitled to receive 0.818 shares of Windstream common stock for each share of EarthLink common stock owned by them as of immediately prior to the effective time of the merger and cash in lieu of any fractional shares of Windstream common stock to which they otherwise would be entitled after giving effect to the exchange ratio. Windstream and EarthLink will not adjust the exchange ratio as a result of any change in the market price of Windstream common stock between the date of this joint proxy statement/prospectus and the date on which EarthLink stockholders receive shares of Windstream common stock in exchange for their shares of EarthLink common stock. The market price of Windstream common stock will likely be different, and may be lower, on the date on which EarthLink stockholders receive their shares of Windstream common stock than the market price of Windstream common stock on the date of this joint proxy statement/prospectus. Differences in the market price of Windstream common stock may be the result of changes in the business, operations or prospects of Windstream, market reactions to the proposed mergers, regulatory considerations, general market and economic conditions or other factors.

Regulators may impose conditions that could prevent completion of the mergers or reduce the anticipated benefits from the mergers. As a result, the price of Windstream common stock or EarthLink common stock may be adversely affected.

As a condition to their respective obligations to complete the mergers, Windstream and EarthLink must obtain the approval of various regulatory authorities, including, without limitation, the DOJ, the FTC, the FCC and certain PSCs. The filings made with the FCC and relevant PSCs are, in many cases, subject to third-party comments and protests. Any of these regulators could object to or deny approval for the mergers and/or impose conditions or restrictions on their approvals that are materially adverse to Windstream, EarthLink and the combined company. Depending on their nature and extent, any objections, conditions or restrictions of regulatory authorities may jeopardize or delay completion of the mergers or may lessen or eliminate the anticipated potential benefits of the mergers. Under the merger agreement, Windstream and EarthLink are obligated to use reasonable best efforts to resolve any such objections, conditions or restrictions to permit the mergers to occur, but are not required to take any action that would have a material adverse effect on the assets, liabilities, business, results of operations or condition (financial or otherwise) of Windstream and its subsidiaries, taken as a whole, after giving effect to the mergers (measured on a scale relative to Windstream and its subsidiaries, taken as a whole, immediately prior to the mergers).

Each of Windstream and EarthLink expects to incur significant non-recurring expenses related to the mergers.

Windstream and EarthLink are expected to incur significant non-recurring expenses related to the mergers and integration efforts. Neither Windstream nor EarthLink can be certain that the elimination of duplicative costs or the realization of other efficiencies related to the integration of the businesses will offset the transaction and integration costs in the near term, or at all.

The merger agreement limits each of Windstream’s and EarthLink’s respective ability to pursue alternatives to the mergers, and in certain instances requires payment of a termination fee, which could deter a third party from proposing an alternative transaction to the mergers.

While the merger agreement is in effect, subject to certain limited exceptions, each of EarthLink and Windstream is prohibited from soliciting, initiating, knowingly facilitating, knowingly encouraging or entering into certain transactions, such as a merger, sale of assets or other business combination, with any third party. As a result of these limitations, EarthLink and Windstream may lose opportunities to enter into a more favorable transaction than the mergers. See “The Merger Agreement—No Solicitation of Alternative Transaction Proposals” beginning on page 154 for a description of the foregoing limitations. Moreover, under specified circumstances, Windstream and EarthLink may be required to pay the other a termination fee of $35,000,000 in connection with the termination of the merger agreement, and Windstream may be required to pay EarthLink a termination fee of $70,000,000 in the event Windstream fails to close the mergers when required under the merger agreement or breaches its covenant to keep sufficient funds available to consummate the mergers. Additionally, upon termination of the merger agreement under certain circumstances, Windstream and EarthLink may be required to reimburse the other for up to $10,000,000 of incurred expenses. See “The Merger Agreement—Payments” beginning on page 167 for a description of the obligations in these services.

EarthLink will be subject to business uncertainties and contractual restrictions while the proposed mergers are pending that could adversely affect EarthLink’s business.

Uncertainty about the effect of the proposed mergers on EarthLink’s employees and customers may have an adverse effect on EarthLink’s business. These uncertainties may impair EarthLink’s ability to attract, retain and motivate key personnel until the proposed mergers are completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with EarthLink to seek to change existing business relationships with EarthLink. Employee retention may be particularly challenging during the pendency of the proposed mergers, as employees may experience uncertainty about their future roles with the combined company. If, despite EarthLink’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, EarthLink’s business could be seriously harmed.

Windstream may not realize the anticipated synergies from the mergers.

Windstream expects to achieve annual operating and capital expense synergies. However, Windstream’s ability to realize the anticipated synergies will depend upon the successful integration of EarthLink’s business with that of Windstream. Even if Windstream successfully integrates EarthLink’s business, there can be no assurance that this integration will result in the realization of the full benefit of the anticipated synergies or that these benefits will be realized within the expected time frames. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, benefits from the merger may be offset by costs incurred in integrating Windstream and EarthLink, or regulatory authorities may impose adverse conditions on the combined company in connection with granting approval of the mergers.

EarthLink stockholders will have reduced ownership and voting interests after the mergers and will exercise less influence over management of Windstream than they currently exercise over management of EarthLink.

After the effective time of the mergers, EarthLink stockholders will own in the aggregate a smaller percentage of Windstream than they currently own of EarthLink. Following completion of the mergers, EarthLink stockholders are expected to own approximately [●]% of the outstanding shares of Windstream common stock based on the number of shares of EarthLink common stock and Windstream common stock outstanding on the record date for the special meetings of EarthLink and Windstream stockholders. Consequently, EarthLink stockholders as a group will have less influence over the management and policies of Windstream than they currently exercise over the management and policies of EarthLink.

EarthLink stockholders will have different rights with respect to their holdings following the mergers.

Upon completion of the mergers, EarthLink stockholders will become stockholders of Windstream. There are differences between the rights of EarthLink stockholders under the EarthLink governing documents and the rights of Windstream stockholders under the Windstream governing documents. For a description of some of these differences, see “Comparison of Rights of Common Stockholders of Windstream and Common Stockholders of EarthLink” beginning on page 191.

Windstream cannot assure you whether, when or in what amounts it will be able to utilize EarthLink’s net operating losses following the mergers.

Based on current tax law, EarthLink is estimated to have net operating losses (which we refer to in this joint proxy statement/prospectus as NOLs) for U.S. federal income tax purposes at the closing of the mergers. After the mergers, the combined company’s ability to utilize these tax attributes to offset future taxable income will be subject to significant limitations under Sections 382 and 383 of the Code. Moreover, issuances or sales of Windstream stock following the mergers (including transactions outside of Windstream’s control) could result in an ownership change further limiting the combined company’s ability to utilize these NOLs. Determining whether an ownership change has occurred and the limitations applicable to the NOLs is technical and highly complex. For these and other reasons, Windstream cannot assure you that the combined company will be able to use EarthLink’s NOLs after the mergers in the amounts it projects.

Failure to quickly and efficiently integrate EarthLink’s businesses, products and services could reduce Windstream’s profitability, adversely affect its stock price, and either delay or prevent realization of many of the potential benefits of the mergers.

In order to obtain the benefits of the mergers, Windstream must effectively integrate EarthLink’s businesses, products and services with Windstream’s businesses, products and services. Windstream may not be able to accomplish this integration quickly and effectively. Windstream may be required to spend additional time and money on operating compatibility, which would otherwise be spent on selling its own products and services and investing in its networks. If Windstream does not integrate operations effectively or uses too many resources on integration, it could harm the combined company’s business, financial condition and results of operations.

The time and effort required to be dedicated to the integration of EarthLink into Windstream could divert the attention of Windstream’s management from other business concerns or otherwise harm Windstream’s business.

The integration process could result in the diversion of Windstream management’s attention from other business concerns, in the disruption or interruption of, or the loss of momentum in, Windstream’s ongoing business, or in inconsistencies in standards, controls, procedures and policies. Any of these impacts could adversely affect Windstream’s ability to maintain relationships with its customers and employees or Windstream’s ability to achieve the anticipated benefits of the mergers, or could reduce the earnings or otherwise adversely affect Windstream’s business and financial results.

Under the Amended and Restated Certificate of Incorporation of Windstream, as amended by the Windstream charter amendment, Windstream will be able to issue more shares of common stock than are expected to be outstanding immediately after the mergers are completed. As a result, such future issuances of common stock may have a dilutive effect on the earnings per share and voting power of Windstream’s stockholders.

If the mergers are completed, the Windstream charter amendment authorizes a greater number of shares of common stock than are expected to be outstanding immediately after the mergers. If the Windstream Board elects to issue additional shares of common stock in the future, whether in public offerings, in connection with mergers and acquisitions, for purposes of equity grants to Windstream employees or otherwise, such additional issuances may dilute the earnings per share and voting power of the combined company’s stockholders and may adversely affect the market price of their shares of Windstream common stock.

THE COMPANIES

Windstream Holdings, Inc.

Windstream Holdings, Inc., a Delaware corporation, is a leading provider of advanced network communications and technology solutions for consumers, businesses, enterprise organizations and carrier partners across the United States. It provides data, cloud solutions, unified communications and managed services to small business and enterprise clients. Windstream also offers bundled services, including broadband, security solutions, voice and digital television to consumers. Windstream also supplies core transport solutions on a local and long-haul fiber-optic network spanning approximately 129,000 miles, the sixth largest fiber network in the nation.

Windstream’s common stock is traded on the NASDAQ under the symbol “WIN.”

The principal executive offices of Windstream are located at 4001 Rodney Parham Road, Little Rock, Arkansas 72212 and its telephone number is (501) 748-7000.

EarthLink Holdings Corp.

EarthLink Holdings Corp., a Delaware corporation, together with its consolidated subsidiaries, is a leading managed network, security and cloud services provider to business and residential customers in the United States. EarthLink provides a broad range of data, voice and managed network services to retail and wholesale business customers. EarthLink also provides nationwide Internet access and related value-added services to residential customers. EarthLink operates an extensive network including more than 29,000 route fiber miles and 90 metro fiber rings. Through its owned and leased facilities, EarthLink provides data and voice IP service coverage across more than 90 percent of the United States.

EarthLink’s common stock is traded on the NASDAQ under the symbol “ELNK.”

The principal executive offices of EarthLink are located at 1170 Peachtree St., Suite 900, Atlanta, Georgia 30309 and its telephone number is (404) 815-0770.

Europa Merger Sub, Inc. and Europa Merger Sub, LLC

Europa Merger Sub, Inc. and Europa Merger Sub, LLC, indirect, wholly-owned subsidiaries of Windstream, are a Delaware corporation and a Delaware limited liability company, respectively, each formed on November 1, 2016 for the sole purpose of effecting the mergers. In the merger, Merger Sub 1 will be merged with EarthLink, with EarthLink continuing as the surviving corporation. In the subsequent merger, which will occur immediately thereafter, the surviving corporation will be merged with Merger Sub 2, with Merger Sub 2 continuing as the surviving company.

THE WINDSTREAM SPECIAL MEETING

This section contains information about the special meeting of Windstream stockholders that has been called to consider and approve the Windstream stock issuance, the Windstream charter amendment and the Windstream adjournment proposal. The Windstream special meeting will be held virtually via live webcast by visiting www.virtualshareholdermeeting.com/WIN17SM on [●], 2017, at [●] a.m., [central] time.

Matters to Be Considered

The purpose of the Windstream special meeting is to vote on:

●	the Windstream stock issuance proposal;
●	the Windstream charter amendment proposal; and
●	the Windstream adjournment proposal.

Proxies

Each copy of this document mailed to holders of Windstream common stock as of the record date is accompanied by a form of proxy with instructions for voting by mail, by telephone or through the Internet. If you hold stock in your name as a stockholder of record, you should submit a proxy by completing, signing and returning the proxy card accompanying this document or by following the instructions on the enclosed proxy card for Internet or telephone submissions, to ensure that your vote is counted at the Windstream special meeting, or at any adjournment or postponement of the special meeting, regardless of whether or not you plan to attend the Windstream special meeting.

If you are a “street name” holder (i.e., you hold your shares in the name of your broker, bank, trust company or other nominee), and you wish to vote your shares at the meeting, you must follow the instructions provided at www.virtualshareholdermeeting.com/WIN17SM.

If you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted at the special meeting by properly submitting a later-dated proxy by mail, Internet or telephone before the deadline stated on the proxy card, by delivering a written notice of revocation to Windstream’s Corporate Secretary, which must be received by us before the time of the special meeting, or by voting at the special meeting.

Any stockholder entitled to vote at the Windstream special meeting may vote regardless of whether or not a proxy has been previously given, but simply attending the Windstream special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Windstream Holdings, Inc.
4001 Rodney Parham Road
Little Rock, Arkansas 72212
(501) 748-7000
Attn: Kristi Moody, Senior Vice President and Corporate Secretary

If your shares are held in “street name” by a bank, broker, trust company or other nominee, you should follow the instructions of your bank, broker, trust company or other nominee regarding the revocation of proxies.

All shares represented by valid proxies that are received through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card or as instructed via the Internet or telephone. If you are a stockholder of record and you make no specification on your proxy card as to how you want your shares voted, your proxy will be voted “FOR” the Windstream stock issuance proposal, “FOR” the Windstream charter amendment proposal and “FOR” the Windstream adjournment proposal. According to the Windstream bylaws, only such business that is specified in Windstream’s notice of the meeting may be conducted at a special meeting of stockholders.

Solicitation of Proxies

The solicitation of proxies from Windstream stockholders is made on behalf of the Windstream Board. In accordance with the merger agreement, Windstream will bear the costs and expenses of proxy solicitation for the Windstream special meeting, and will bear the costs and expenses it incurs in connection with the preparation and filing of this joint proxy statement/prospectus. Windstream has retained Okapi Partners LLC to aid in the solicitation of proxies for a fee of approximately $20,600, plus expenses. If necessary, Windstream may also use several of its directors, officers and other regular employees, who will not be specially compensated except reimbursement for actual expenses, to solicit proxies from Windstream stockholders, either personally or by telephone, facsimile, letter or other electronic means. Windstream will also request that banks, brokers and other record holders forward proxies and proxy materials to the beneficial owners of Windstream common stock and secure their voting instructions, and Windstream will provide customary reimbursement to such firms for the cost of forwarding these materials. EarthLink will pay the costs of soliciting and obtaining its proxies and all other expenses related to the EarthLink special meeting

Record Date

The close of business on [●], 2017 has been fixed as the record date for determining the Windstream stockholders entitled to receive notice of and to vote at the Windstream special meeting. At that time, shares of Windstream common stock were outstanding, held by approximately [●] holders of record.

Quorum

In accordance with the Windstream bylaws, stockholders who hold shares representing a majority of the outstanding shares of Windstream common stock entitled to vote at the Windstream special meeting must be present or represented by proxy to constitute a quorum for the transaction of business at the Windstream special meeting. If a quorum is not present, the holders of a majority of the shares of Windstream common stock present or represented by proxy at the Windstream special meeting, and entitled to vote at the meeting, may adjourn the Windstream special meeting to another time and place. At any adjourned meeting at which a quorum shall be present, any business may be transacted that might have been transacted at the original meeting. Notice of any adjourned meeting need not be given except by announcement of the time and place thereof at the meeting at which adjournment is taken.

If a holder of Windstream common stock is a beneficial owner of shares held in “street name” by a bank, broker, trust company or other nominee and does not provide the organization that holds its shares with specific voting instructions then, under applicable rules, the organization that holds its shares may generally vote on “routine” matters but cannot vote on “non-routine” matters. If the organization that holds its shares does not receive instructions from such stockholder on how to vote its shares on a non-routine matter, that bank, broker, trust company or other nominee will inform the inspector of election at the Windstream special meeting that it does not have authority to vote on the matter with respect to its shares. This is generally referred to as a “broker non-vote.” Abstentions and broker non-votes will be included in the calculation of the number of shares of Windstream common stock represented at the special meeting for purposes of determining whether a quorum has been achieved.

Vote Required; Effect of Abstentions and Broker Non-Votes

Each share of Windstream common stock outstanding on the record date for the Windstream special meeting entitles the holder to one vote with respect to such share on each matter to be voted upon at the Windstream special meeting. Each of the proposals has the following vote requirement in order to be approved:

●

assuming a quorum is present, approval of the Windstream stock issuance proposal requires the affirmative vote of a majority of the votes of Windstream common stock cast at the Windstream special meeting on such proposal;

●	approval of the Windstream charter amendment proposal requires the affirmative vote of holders of a majority of the outstanding shares of Windstream common stock entitled to vote on such proposal; and
●

approval of the Windstream adjournment proposal requires the affirmative vote of a majority of the votes of Windstream common stock cast at the Windstream special meeting on such proposal, if a quorum is present, or the affirmative vote of the holders of a majority of the shares present or represented by proxy at the Windstream special meeting, and entitled to vote at the meeting, if a quorum is not present.

Abstentions, failures to submit a proxy card or vote and broker non-votes will be treated in the following manner with respect to determining the votes received for each of the proposals:

●

with respect to stockholders of record, a failure to submit a proxy card or vote at the special meeting, by telephone or through the Internet will have no effect on the Windstream stock issuance proposal or the Windstream adjournment proposal (whether or not a quorum is present), but will be treated as a vote “AGAINST” the Windstream charter amendment proposal;

●

an abstention will be treated as a vote “AGAINST” the Windstream charter amendment proposal and, if a quorum is not present, the Windstream adjournment proposal, but will have no effect on the Windstream stock issuance proposal or, if a quorum is present, the Windstream adjournment proposal; and

●	with respect to “street name” holders, a broker non-vote will be treated

●	as a vote “AGAINST” the Windstream charter amendment proposal;
●	if a quorum is not present and such share was instructed how to vote as to any other matter, as a vote “AGAINST” the Windstream adjournment proposal;
●	as having no effect on the Windstream stock issuance proposal or, if a quorum is present, the Windstream adjournment proposal; and
●	if a quorum is not present and such share was not instructed how to vote as to any other matter, as having no effect on the Windstream adjournment proposal.

The Windstream Board urges Windstream stockholders to promptly vote by completing, dating and signing the accompanying proxy card and returning it promptly in the enclosed postage-paid envelope; calling the toll-free number listed in the proxy card instructions if voting by telephone; or accessing the Internet site listed in the proxy card instructions if voting through the Internet. If you hold your stock in “street name” through a bank, broker, trust company or other nominee, please vote by following the voting instructions of your bank, broker, trust company or other nominee.

Windstream stockholders may also vote at the Windstream special meeting. Votes cast at the meeting or by proxy will be tallied by [●], Windstream’s inspector of election.

Voting Power of Windstream’s Directors and Executive Officers

On the record date for the Windstream special meeting, the directors and executive officers of Windstream and their affiliates owned and were entitled to vote [●] shares of Windstream’s common stock, representing [●]% of the outstanding Windstream common stock.

Recommendation of Windstream’s Board of Directors

The Windstream Board has unanimously approved the merger agreement and the transactions contemplated thereby, including the Windstream stock issuance and the Windstream charter amendment, and has determined and declared that they are advisable and are in the best interests of Windstream and its stockholders. The Windstream Board unanimously recommends that you vote “FOR” the Windstream stock issuance proposal, “FOR” the Windstream charter amendment proposal and “FOR” the Windstream adjournment proposal. See the section titled “The Mergers—Windstream’s Reasons for the Mergers; Recommendation of Windstream’s Board of Directors” beginning on page 108 for a more detailed discussion of the Windstream Board’s recommendation.

Attending the Windstream Special Meeting

Stockholders may attend the special meeting virtually via the internet at www.virtualshareholdermeeting. com/WIN17SM. In order to vote or submit a question during the meeting, you will need to follow the instructions posted at www.virtualshareholdermeeting.com/WIN17SM and will need the 16-digit control number provided to you with your proxy materials. Broadridge Financial Solutions is hosting our virtual annual meeting and, on the date of the special meeting, will be available via telephone at 1-855-449-0991 to answer your questions regarding how to attend and participate in the special meeting virtually via the live webcast.

WINDSTREAM PROPOSALS

Item 1. The Windstream Stock Issuance Proposal

(Item 1 on Windstream Proxy Card)

It is a condition to the completion of the mergers that Windstream stockholders approve the issuance of Windstream common stock to EarthLink stockholders in the merger pursuant to the rules of the NASDAQ. When the merger becomes effective, each share of EarthLink common stock outstanding immediately prior to the merger (other than the cancelled shares) will be converted into the right to receive 0.818 shares of Windstream common stock. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the mergers.

Under the NASDAQ’s Listing Rules, a company listed on the NASDAQ is required to obtain stockholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if, due to the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, among other things, (A) the common stock so issued has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock (or securities convertible into or exercisable for common stock) or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. If the merger is completed, it is estimated, as of the record date for the Windstream and EarthLink special meetings, that Windstream will issue approximately [●] shares of Windstream common stock in connection with the merger. The aggregate number of shares of Windstream common stock issued in the merger will exceed 20% of the shares of Windstream common stock outstanding prior to such issuance, as well as 20% of Windstream’s voting power outstanding prior to the issuance. For this reason, Windstream must obtain the approval of Windstream stockholders for the issuance of shares of Windstream common stock to EarthLink stockholders in the merger.

The approval of the Windstream stock issuance proposal requires the affirmative vote of a majority of the votes of Windstream common stock cast at the Windstream special meeting on such proposal. The approval of the Windstream stock issuance proposal is necessary to effect the mergers.

The Windstream Board unanimously recommends a vote “FOR” the Windstream stock issuance proposal (Item 1).

Item 2. The Windstream Charter Amendment Proposal

(Item 2 on Windstream Proxy Card)

It is a condition to the completion of the mergers that Windstream stockholders approve the amendment of Windstream’s Amended and Restated Certificate of Incorporation, as amended (which we refer to in this joint proxy statement/prospectus as the Windstream charter), pursuant to the DGCL. The Windstream charter currently provides that the total number of shares of Windstream stock which Windstream has authority to issue is 200,000,000 shares, consisting of (i) 33,333,333 shares of preferred stock, par value $0.0001 per share and (ii) 166,666,667 shares of Windstream common stock.

In connection with the Windstream stock issuance contemplated by the merger agreement, the Windstream Board has proposed to increase the number of shares of authorized common stock provided in its charter from 166,666,667 shares of common stock to 375,000,000 shares of common stock. As of [●], 2017, the record date for the Windstream and EarthLink special meetings, Windstream intends to issue approximately [●] shares of Windstream common stock to EarthLink stockholders in the merger.

The remaining proposed shares would be utilized for general corporate purposes, including for grants to employees pursuant to Windstream’s equity incentive plans and EarthLink’s equity incentive plans that will be assumed by Windstream should the mergers become effective and for issuances in connection with future strategic opportunities that may arise. The Windstream Board believes it is advisable to have additional authorized shares of Windstream common stock available for these important corporate purposes, allowing Windstream the ability to react quickly to future strategic opportunities that may arise and to attract and retain talented employees through the use of equity compensation.

The Windstream Board is submitting for consideration and approval by Windstream stockholders an amendment to increase the maximum number of authorized shares of Windstream common stock from 166,666,667 shares of common stock to 375,000,000 shares of common stock, and thereby increasing the total number of Windstream’s authorized shares from 200,000,000 shares to 408,333,333 shares. Windstream intends to file the amendment, if approved by Windstream’s stockholders, with the Secretary of State of the State of Delaware prior to the effectiveness of the merger. The full text of the form of proposed amendment is attached as Annex E to this joint proxy statement/prospectus.

The approval of the Windstream charter amendment proposal requires the affirmative vote of holders of a majority of the outstanding shares of Windstream common stock entitled to vote on such proposal. The approval of the Windstream charter amendment proposal is necessary to effect the mergers.

The Windstream Board unanimously recommends a vote “FOR” the Windstream charter amendment proposal (Item 2).

Item 3. The Windstream Adjournment Proposal

(Item 3 on Windstream Proxy Card)

The Windstream special meeting may be adjourned to another time or place to solicit additional proxies if Windstream has not received proxies representing a sufficient number of shares of Windstream common stock to approve the Windstream stock issuance proposal and the Windstream charter amendment proposal.

If, at the Windstream special meeting, the number of shares of Windstream common stock present or represented and voting in favor of the Windstream stock issuance proposal or the Windstream charter amendment proposal is insufficient to approve such proposal, Windstream intends to move to adjourn the Windstream special meeting in order to enable the Windstream Board to solicit additional proxies for approval of the Windstream stock issuance proposal and the Windstream charter amendment proposal.

In the Windstream adjournment proposal, Windstream is asking its stockholders to authorize the holder of any proxy solicited by the Windstream Board to vote in favor of granting discretionary authority to the proxyholders, and each of them individually, to adjourn the Windstream special meeting to another time and place for the purpose of soliciting additional proxies. If the Windstream stockholders approve the Windstream adjournment proposal, Windstream could adjourn the Windstream special meeting and any adjourned session of the Windstream special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Windstream stockholders who have previously delivered proxies not in favor of the Windstream stock issuance proposal or the Windstream charter amendment proposal.

If a quorum is present, the approval of the Windstream adjournment proposal requires the affirmative vote of a majority of the votes of Windstream common stock cast at the Windstream special meeting on such proposal. If a quorum is not present, the approval of the Windstream adjournment proposal requires the affirmative vote of the holders of a majority of the shares present or represented by proxy at the meeting and entitled to vote at the meeting.

The Windstream Board unanimously recommends a vote “FOR” the Windstream adjournment proposal (Item 3).

THE EARTHLINK SPECIAL MEETING

This section contains information about the special meeting of EarthLink stockholders that has been called to consider and approve the merger proposal, the EarthLink adjournment proposal and the compensation proposal.

Together with this document you will be sent a notice of the special meeting and a form of proxy that is solicited by the EarthLink Board. The EarthLink special meeting will be held on [●], 2017, at [●] a.m., local time, at EarthLink’s Atlanta offices, located at 1170 Peachtree Street, Suite 900, Atlanta, Georgia 30309.

Matters to Be Considered

The purpose of the EarthLink special meeting is to vote on:

●	the merger proposal;
●	the EarthLink adjournment proposal; and
●	the compensation proposal.

Proxies

Each copy of this document mailed to holders of EarthLink common stock as of the record date is accompanied by a form of proxy with instructions for voting by mail, by telephone or through the Internet. If you hold stock in your name as a stockholder of record, you should submit a proxy by completing, signing and returning the proxy card accompanying this document or by following the instructions on the enclosed proxy card for Internet or telephone submissions, to ensure that your vote is counted at the EarthLink special meeting, or at any adjournment or postponement of the special meeting, regardless of whether or not you plan to attend the EarthLink special meeting.

If you hold your stock in “street name” through a bank, broker, trust company or other nominee, you must direct your bank, broker, trust company or other nominee to vote in accordance with the instructions you have received from your bank, broker, trust company or other nominee.

If you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted at the special meeting by properly submitting a later-dated proxy by mail, Internet or telephone before the deadline stated on the proxy card, by delivering a written notice of revocation to EarthLink’s corporate secretary, which must be received by us before the time of the special meeting, or by voting in person by ballot at the special meeting.

Any stockholder entitled to vote at the EarthLink special meeting may vote in person regardless of whether or not a proxy has been previously given, but simply attending the EarthLink special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

EarthLink Holdings Corp.
1170 Peachtree Street
Suite 900
Atlanta, Georgia 30309
Attention: Corporate Secretary

If your shares are held in “street name” by a bank, broker, trust company or other nominee, you should follow the instructions of your bank, broker, trust company or other nominee regarding the revocation of proxies.

All shares represented by valid proxies that are received through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card or as instructed via the Internet or telephone. If you are a stockholder of record and you make no specification on your proxy card as to how you want your shares voted, your proxy will be voted “FOR” the merger proposal, “FOR” the EarthLink adjournment proposal and “FOR” the compensation proposal. According to the EarthLink bylaws, the only business conducted at a special meeting of EarthLink stockholders shall be that business brought before the meeting pursuant to EarthLink’s notice of meeting given in accordance with the EarthLink bylaws.

Solicitation of Proxies

The solicitation of proxies from EarthLink stockholders is made on behalf of the EarthLink Board. In accordance with the merger agreement, EarthLink will bear the costs and expenses of proxy solicitation for the EarthLink special meeting, and will bear the costs and expenses it incurs in connection with the preparation and filing of this joint proxy statement/prospectus. EarthLink has retained MacKenzie Partners, Inc. to aid in the solicitation of proxies for a fee of approximately $25,000, plus expenses. In addition, if necessary, EarthLink may use several of its directors, officers and other regular employees, who will not be specially compensated except reimbursement for actual expenses, to solicit proxies from EarthLink stockholders, either personally or by telephone, facsimile, letter or other electronic means. EarthLink will also request that banks, brokers and other record holders forward proxies and proxy materials to the beneficial owners of EarthLink common stock and secure their voting instructions, and EarthLink will provide customary reimbursement to such firms for the cost of forwarding these materials. Windstream will pay the costs of soliciting and obtaining its proxies and all other expenses related to the Windstream special meeting.

Record Date

The close of business on [●], 2017 has been fixed as the record date for determining the EarthLink stockholders entitled to receive notice of and to vote at the EarthLink special meeting. At that time, [●] shares of EarthLink common stock were outstanding, held by approximately [●] holders of record.

Quorum

In accordance with the EarthLink bylaws, stockholders who hold shares representing a majority of the number of shares of EarthLink stock outstanding and entitled to vote at the EarthLink special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the EarthLink special meeting. The holders of a majority of the number of shares of EarthLink stock entitled to vote that are present in person or represented by proxy thereat, whether or not a quorum is present, may adjourn the EarthLink special meeting to another time and place. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting. Notice of any adjourned meeting need not be given if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, except if the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting.

If a holder of EarthLink common stock is a beneficial owner of shares held in “street name” by a bank, broker, trust company or other nominee and does not provide the organization that holds its shares with specific voting instructions then, under applicable rules, the organization that holds its shares may generally vote on “routine” matters but cannot vote on “non-routine” matters. If the organization that holds its shares does not receive instructions from such stockholder on how to vote its shares on a non-routine matter, that bank, broker, trust company or other nominee will inform the inspector of election at the EarthLink special meeting that it does not have authority to vote on the matter with respect to its shares. This is generally referred to as a “broker non-vote.” Abstentions and broker non-votes will be included in the calculation of the number of shares of EarthLink common stock represented at the special meeting for purposes of determining whether a quorum has been achieved. However, if a beneficial owner of EarthLink common stock does not instruct its broker, bank, trust company or other nominee how to vote on any matter, the broker, bank, trust company or other nominee will not have discretion to vote on any proposal at the EarthLink special meeting and the shares will not be in attendance at the meeting or counted for purposes of determining whether a quorum has been achieved.

Vote Required; Effect of Abstentions and Broker Non-Votes

Each share of EarthLink common stock outstanding on the record date for the EarthLink special meeting entitles the holder to one vote on each matter to be voted upon at the EarthLink special meeting. Each of the proposals has the following vote requirement in order to be approved:

●	approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of EarthLink common stock entitled to vote on the proposal; and
●

approval of each of the EarthLink adjournment proposal (whether or not a quorum is present) and the compensation proposal (assuming a quorum is present) requires the affirmative vote of holders of a majority of the number of shares of EarthLink stock entitled to vote present in person or represented by proxy at the EarthLink special meeting.

Abstentions, failures to submit a proxy card or vote in person and broker non-votes will be treated in following manner with respect to determining the votes received for each of the proposals:

●

with respect to stockholders of record, a failure to submit a proxy card or vote in person, by telephone, or through the Internet will have no effect on the EarthLink adjournment proposal or the compensation proposal, but will be treated as a vote “AGAINST” the merger proposal;

●	an abstention will be treated as a vote “AGAINST” the merger proposal, the EarthLink adjournment proposal and the compensation proposal; and
●	with respect to “street name” holders,

●

a share not in attendance at the EarthLink special meeting because the broker, bank, trust company or other nominee has received no instructions regarding how to vote on any matter will have no effect on the EarthLink adjournment proposal or the compensation proposal, but will be treated as a vote “AGAINST” the merger proposal; and

●	a broker non-vote will be treated as a vote “AGAINST” the merger proposal, the EarthLink adjournment proposal (whether or not a quorum is present) and the compensation proposal.

The EarthLink Board urges EarthLink stockholders to promptly vote by completing, dating and signing the accompanying proxy card and returning it promptly in the enclosed postage-paid envelope; calling the toll-free number listed in the proxy card instructions if voting by telephone; or accessing the Internet site listed in the proxy card instructions if voting through the Internet. If you hold your stock in “street name” through a bank, broker, trust company or other nominee, please vote by following the voting instructions of your bank, broker, trust company or other nominee.

EarthLink stockholders may also vote at the EarthLink special meeting by ballot. Votes cast at the meeting, in person or by proxy, will be tallied by Broadridge Financial Solutions, Inc., EarthLink’s inspector of election.

Voting Power of EarthLink’s Directors and Executive Officers

On the record date for the EarthLink special meeting, the directors and executive officers of EarthLink and their affiliates owned and were entitled to vote [●] shares of EarthLink’s common stock, representing [●]% of the outstanding EarthLink common stock.

Recommendation of the EarthLink Board

The EarthLink Board has unanimously approved the merger agreement and the transactions contemplated by it, including the mergers, and has determined and declared that they are advisable and are in the best interests of EarthLink and its stockholders. The EarthLink Board unanimously recommends that you vote “FOR” the merger proposal, “FOR” the EarthLink adjournment proposal and “FOR” the compensation proposal. See the section titled “The Mergers—EarthLink’s Reasons for the Mergers; Recommendation of EarthLink’s Board of Directors” beginning on page 81 for a more detailed discussion of the EarthLink Board’s recommendation.

Attending the EarthLink Special Meeting

Only stockholders who own EarthLink common stock as of the close of business on the record date (and their duly authorized proxyholders) will be entitled to attend the special meeting. Proof of stock ownership (or proxy authority) as of this date and some form of government issued photo identification (such as a valid driver’s license or passport) will be required for admission to the special meeting. If you hold your shares of EarthLink common stock in a brokerage account or through another nominee, you are the beneficial owner of those shares but not the record holder and you will need to obtain a “legal proxy” from the record holder to attend the special meeting. EarthLink reserves the right to refuse admittance to anyone without proper proof of share ownership (or proxy authority) and without proper photo identification.

THE EARTHLINK PROPOSALS

Item 1. The Merger Proposal

(Item 1 on EarthLink Proxy Card)

As discussed throughout this joint proxy statement/prospectus, EarthLink is asking its stockholders to approve the merger proposal. Holders of EarthLink common stock should read carefully this joint proxy statement/prospectus in its entirety, including the Annexes hereto, for more detailed information concerning the merger agreement and the mergers. In particular, holders of EarthLink common stock are directed to the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. Approval of the merger proposal is required for completion of the mergers.

The affirmative vote of the holders of a majority of the outstanding shares of EarthLink common stock entitled to vote on such proposal is required to approve the merger proposal.

The EarthLink Board unanimously recommends a vote “FOR” the merger proposal (Item 1).

Item 2. The EarthLink Adjournment Proposal

(Item 2 on EarthLink Proxy Card)

The EarthLink special meeting may be adjourned to another time or place to solicit additional proxies if EarthLink has not received proxies representing a sufficient number of shares of EarthLink common stock to approve the merger proposal.

If, at the EarthLink special meeting, the number of shares of EarthLink common stock for which EarthLink has received proxies in favor of the merger proposal is insufficient to approve such proposal, EarthLink intends to move to adjourn the EarthLink special meeting in order to enable the EarthLink Board to solicit additional proxies for approval of the merger proposal.

In the EarthLink adjournment proposal, EarthLink is asking its stockholders to authorize the holder of any proxy solicited by the EarthLink Board to vote in favor of granting discretionary authority to the proxyholders, and each of them individually, to adjourn the EarthLink special meeting to another time and place for the purpose of soliciting additional proxies. If EarthLink stockholders approve the EarthLink adjournment proposal, EarthLink could adjourn the EarthLink special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from EarthLink stockholders who have previously delivered proxies not in favor of the merger proposal.

Whether or not a quorum is present, approval of the EarthLink adjournment proposal requires the affirmative vote of holders of a majority of the number of shares of EarthLink stock entitled to vote present in person or represented by proxy at the EarthLink special meeting.

The EarthLink Board unanimously recommends a vote “FOR” the EarthLink adjournment proposal (Item 2).

Item 3. The Compensation Proposal

(Item 3 on EarthLink Proxy Card)

As required by Section 14A of the Exchange Act of 1934 and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, EarthLink is required to submit a proposal to EarthLink stockholders for a non-binding, advisory vote to approve the payment by EarthLink of certain compensation to the named executive officers of EarthLink that is based on or otherwise relates to the mergers. This proposal, commonly known as the “say-on-golden parachute” proposal and which EarthLink refers to as the compensation proposal, gives EarthLink stockholders the opportunity to vote on a non-binding, advisory basis on the compensation that EarthLink’s named executive officers may be entitled to receive from EarthLink that is based on or otherwise relates to the mergers.

The compensation that EarthLink’s named executive officers may be entitled to receive from EarthLink that is based on or otherwise relates to the mergers is summarized and included in the section entitled “The Mergers—Interests of EarthLink’s Directors and Executive Officers in the Mergers—Quantification of Potential Payments to EarthLink’s Named Executive Officers in Connection with the Mergers” beginning on page 130. That summary includes all compensation and benefits that may be paid or become payable to EarthLink’s named executive officers by EarthLink that are based on or otherwise relate to the mergers.

The EarthLink Board encourages you to review carefully the named executive officer merger-related compensation information disclosed in this joint proxy statement/prospectus.

The EarthLink Board unanimously recommends that EarthLink’s stockholders approve the following resolution:

“RESOLVED, that the stockholders of EarthLink approve, on a non-binding, advisory basis, the compensation that will or may become payable to EarthLink’s named executive officers that is based on or otherwise relates to the mergers as disclosed pursuant to Item 402(t) of Regulation S-K in the section entitled ‘The Mergers—Interests of EarthLink’s Directors and Executive Officers in the Mergers—Quantification of Potential Payments to EarthLink’s Named Executive Officers in Connection with the Mergers.’”

Because the vote on the compensation proposal is advisory only, it will not be binding on either EarthLink or Windstream. Accordingly, if the merger agreement is adopted and the mergers are completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of EarthLink’s stockholders.

The affirmative vote of holders of a majority of the number of shares of EarthLink stock entitled to vote present in person or represented by proxy at the EarthLink special meeting is required to approve the compensation proposal.

The EarthLink Board unanimously recommends a vote “FOR” the compensation proposal (Item 3).

THE MERGERS

Effects of the Mergers

In the merger, Merger Sub 1, an indirect, wholly-owned subsidiary of Windstream that was formed for the purpose of effecting the mergers, will merge with and into EarthLink, with EarthLink continuing as the surviving corporation. In the subsequent merger, which will occur immediately following the merger, the surviving corporation will merge with and into Merger Sub 2, an indirect, wholly-owned subsidiary of Windstream that was formed for the purpose of effecting the mergers, with Merger Sub 2 continuing as the surviving company.

In the merger, each share of EarthLink common stock issued and outstanding immediately prior thereto (other than the cancelled shares) will be converted into the right to receive 0.818 shares of Windstream common stock and cash in lieu of any fractional shares of Windstream common stock to which a holder of EarthLink common stock otherwise would be entitled to receive after giving effect to the exchange ratio. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the mergers. Based on the closing price of Windstream common stock on the NASDAQ on November 3, 2016, the last trading day before media reports of the possibility of a transaction were published, the merger consideration represented approximately $5.55 in value for each share of EarthLink common stock. Based on the closing price of Windstream common stock on [●], 2017, the latest practicable trading day before the date of this joint proxy statement/prospectus, the merger consideration represented approximately $[●] in value for each share of EarthLink common stock. Windstream stockholders will continue to hold their existing shares of Windstream common stock.

Background of the Mergers

Windstream, a Fortune 500 company and leading provider of advanced network communications and technology solutions for consumers, businesses, enterprise organizations and wholesale customers, was formed in July 2006 through Alltel Corporation’s spinoff of its wireline telecommunications division and subsequent merger with VALOR Communications Group, Inc. Since its formation, Windstream has engaged in numerous discussions with a number of telecommunications-related companies regarding a variety of possible business opportunities in connection with the consolidation in the telecommunications industry during the past decade. These discussions ranged from possible commercial or partnering arrangements to possible acquisitions or other business combinations. From 2006 to the present, Windstream grew rapidly through a number of targeted, strategic acquisitions, which enabled Windstream to transform from a traditional rural-focused telephone company to a nationwide enterprise communications and service provider with a local and long-haul fiber network comprised of approximately 129,000 route miles, while realizing significant synergies from the increased scale the acquisitions brought to its overall operations. These acquisitions have permitted Windstream to expand its network infrastructure to offer advanced IP-based voice and data services, such as MPLS networking, cloud computing, managed hosting and managed services, to business customers and TDM special access, Ethernet, Wave transport and other wholesale voice and data services to carriers and network operators, while still delivering telephone, broadband, and related services to over one million primarily rural residential customers. These acquisitions served Windstream’s goal of expanding in strategic growth areas to enhance its competitiveness, to better serve customers, and to deliver value to its stockholders, even as the telecommunications industry trended toward consolidation.

Similar to Windstream, the EarthLink Board and its management regularly review EarthLink’s results of operations, prospects and competitive position in the business segments in which it operates, as well as business opportunities and strategic alternatives. In connection with these reviews, EarthLink from time to time evaluates potential transactions which would further its strategic objectives, and the potential benefits and risks of those transactions in light of, among other things, the consolidation that has been occurring in the telecommunications industry and EarthLink’s competitive position. In addition, from time to time, the members of EarthLink’s senior management team meet with the senior management of other companies within the telecommunications industry to discuss industry developments and potential strategic transactions.

In 2014 and 2015, in addition to strategic business opportunities, Windstream began evaluating other unique ways to accelerate network investments and reduce debt. In July 2014, Windstream announced plans to spin off certain of its fiber and copper telecommunications network assets and other real estate into an independent, publicly traded real estate investment trust, Communications Sales & Leasing, Inc. (which we refer to in this joint proxy statement/prospectus as CS&L), and enter into a master lease agreement to lease those network assets back from CS&L (which we refer to in this joint proxy statement/prospectus as the REIT Spin-Off). In connection with the REIT Spin-Off, which was completed in April 2015, and the subsequent monetization of Windstream’s approximate 20 percent retained equity interest in CS&L, Windstream reduced its debt by approximately $3.9 billion. Additionally, in December 2015, Windstream sold its tier one data center business (14 of its 27 data centers) for approximately $575 million in cash, allowing it to further reduce debt and make targeted investments in its core network.

Upon Joseph Eazor’s commencement of employment as EarthLink’s President and Chief Executive Officer in 2014, he began a strategic assessment of EarthLink’s business in order to discover opportunities to improve the company’s operations and financial performance. This assessment resulted in a more focused, market based strategy for each of EarthLink’s customer segments, with an emphasis on being a leading managed network services provider for multi-location retail and services businesses. The company also aligned its organization into business units to better serve its customer segments and streamline operations. EarthLink’s operating improvements resulted in improved financial performance and a stronger balance sheet. However, while these improvements were occurring, the EarthLink Board also acknowledged the continuing industry challenges facing EarthLink and its growth prospects as a stand-alone entity in a consolidating industry. These challenges include growing revenues from growth products and services to offset declining revenues in other products and services, responding to increased market competition, including competition with companies with greater scale, aligning costs with trends in revenues and ensuring adequate resources to invest in growth.

During the period from 2014 and continuing through the announcement of the merger agreement with Windstream in November 2016, the EarthLink Board regularly reviewed and evaluated its strategic plans and objectives as a regular topic of discussion at its meetings, which discussions included multiple specific potential strategic alternatives. As part of this process, in the summer of 2014 EarthLink engaged Foros Securities LLC (which we refer to in this joint proxy statement/prospectus as Foros) as its independent financial advisor to assist the EarthLink Board and management in their review of these strategic alternatives. As a result of this review of strategic alternatives, from time to time since the summer of 2014, EarthLink has held discussions with a number of potential financial and strategic parties regarding possible transactions, both in response to unsolicited inquiries and following contacts made by EarthLink. In addition to these various discussions, the EarthLink Board also continued to review other potential strategic alternatives.

As part of Windstream’s ongoing evaluation of business opportunities in the telecommunications industry and EarthLink’s ongoing review and evaluation of its strategic plans and objectives, representatives of EarthLink and Windstream had several calls, meetings and other communications in 2014 and 2015 regarding enhanced commercial agreements and/or various business combination alternatives, none of which resulted in any agreement or understanding with respect to a business combination because, at the time of such discussions, Windstream remained focused on the REIT Spin-Off and monetizing its retained CS&L equity stake prior to pursuing strategic initiatives and EarthLink continued to review other potential strategic alternatives.

In June 2016, Windstream completed the monetization of its retained equity stake in CS&L. In August 2016, the Windstream Board and management began discussing broader long-term strategic alternatives, which included a review of a number of possible opportunities and potential transaction partners. Following the regularly scheduled quarterly Windstream Board meeting on August 3, 2016, Windstream management began preparing an M&A readiness workplan, including assembling a core team of internal senior leaders by business unit that would be ready to source, investigate and evaluate potential strategic opportunities, as and when they developed.

On September 1, 2016, Tony Thomas, Windstream’s President and Chief Executive Officer and Mr. Eazor had a call to discuss ongoing commercial negotiations regarding network access between the companies, the potential opportunity for a broader commercial arrangement and whether a strategic business combination would be beneficial to the companies and their stockholders. Mr. Thomas noted that strategic conversations would need to wait until Windstream concluded certain pending financing transactions but commercial negotiations could continue. Messrs. Thomas and Eazor agreed to meet again in October 2016 to measure progress on the commercial arrangements under negotiation and whether a broader discussion between each company’s respective management teams was warranted.

Later in the day on September 1, the EarthLink Board held a previously scheduled telephonic meeting to discuss strategic alternatives, with members of EarthLink management and a representative of Troutman Sanders LLP (which we refer to in this joint proxy statement/prospectus as Troutman Sanders), EarthLink’s outside counsel, in attendance. During this meeting, Mr. Eazor informed the other members of the EarthLink Board about his conversation with Mr. Thomas.

As Windstream completed its work assessing the EarthLink network in September 2016, it became evident that the ability to drive large cost savings through each company’s respective networks would make a strategic business combination between the companies very compelling. Following discussions between Messrs. Eazor and Thomas in early October 2016, the parties confirmed that they would hold an in-person meeting among the Windstream and EarthLink management teams on October 4, 2016, and that the principal topic for that meeting would be to discuss a possible strategic combination. In furtherance of that discussion, on October 3, 2016, Windstream and EarthLink entered into a confidentiality agreement to permit the exchange of non-public information. Following execution of the confidentiality agreement, the parties exchanged discussion materials prepared for the October 4, 2016 management meeting.

On October 4, 2016, members of EarthLink’s and Windstream’s management, including Messrs. Thomas and Eazor, met in Atlanta and discussed the companies’ respective businesses, including selected financial and other business information. At the conclusion of the meeting, Mr. Thomas informed Mr. Eazor that Windstream would likely submit an indication of interest to EarthLink by October 6, 2016 for a strategic combination of the two companies. Mr. Eazor promptly informed the other members of the EarthLink Board of this development, which scheduled a telephonic board meeting for October 7, 2016 in anticipation of receiving Windstream’s indication of interest by October 6.

On October 5, 2016, the Windstream Board met with Windstream management to discuss a potential strategic combination transaction with EarthLink and feedback from the management meetings. The Windstream Board reviewed and considered proposed terms of an indication of interest to provide to EarthLink, which included a fixed exchange ratio, a potential cash component, a customary termination fee, no financing condition and an opportunity for EarthLink to designate one individual to the

Windstream Board, and engaged in a discussion regarding the proposed pro forma dividend policy of the combined company. The Windstream Board also evaluated the potential transaction in light of Windstream’s net operating losses and its ability to finance a transaction with EarthLink, including the repayment or replacement of EarthLink’s existing indebtedness.

Following the October 5 Windstream Board meeting, Mr. Thomas sent Mr. Eazor Windstream’s non-binding preliminary indication of interest (which we refer to as Windstream’s October 5 proposal). Windstream’s October 5 proposal contemplated a merger between the two companies in which each share of EarthLink common stock would be exchanged for 0.7 shares of Windstream common stock (which implied a 12.9% premium to EarthLink’s 10-day average exchange ratio of 0.62x), which could include some per share portion in cash, with the final amount of any cash consideration to be determined in Windstream’s discretion. In addition to the amount of proposed merger consideration, the proposal contemplated the following key terms: (1) a non-solicitation covenant restricting EarthLink’s ability to solicit alternative transactions and a termination fee in the amount of $35 million to be payable by EarthLink to Windstream to accept a superior alternative, but also a “force the vote” provision requiring EarthLink to submit the merger agreement with Windstream to a vote of EarthLink stockholders even if the EarthLink Board changed its recommendation; (2) the absence of any financing condition to Windstream’s obligation to consummate the proposed transaction; (3) one EarthLink director would be appointed to the Windstream Board at closing; and (4) an approximately 30-day pre-signing exclusive negotiation period for Windstream to complete due diligence and negotiate definitive transaction agreements. In delivering the proposal, Mr. Thomas highlighted some of the reasons for EarthLink to consider a potential combination, including that the two companies could create more value together than apart, that EarthLink stockholders would own approximately 45% of the combined company, that substantial synergies would be expected from the combination and that the amount of the dividend currently paid to EarthLink stockholders would likely increase following the transaction.

Over the next several days, Windstream management continued due diligence reviews of EarthLink, and on October 7, 2016, with the guidance of the Windstream Board, engaged J.P. Morgan Chase & Co. (which we refer to in this joint proxy statement/prospectus as J.P. Morgan) to serve as its financial advisor on the potential transaction. J.P. Morgan was engaged because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed transaction and has routinely provided Windstream with strategic and industry related advice. Based on J.P. Morgan’s lack of any disclosed potential conflicts of interest, familiarity with Windstream and Windstream’s business and qualifications, Windstream determined that J.P. Morgan was qualified to serve as its independent financial advisor.

On October 7, 2016, the EarthLink Board met telephonically to discuss Windstream’s October 5 proposal with EarthLink’s senior management and representatives of Foros and Troutman Sanders. During the course of this meeting, the attendees first received a presentation from management reviewing the directors’ consideration of strategic alternatives to date, including the proposed transaction with Windstream and alternative business combinations EarthLink had considered but which were not completed. Mr. Eazor also provided an overview of Windstream’s business based on the October 4 management meeting and discussed his views of the potential benefits of a transaction with Windstream, including the increased scale that could be added to EarthLink’s business units, the more extensive nationwide network for EarthLink’s products that could result from a combination, the potential improvement in “on-net” services and resulting cost advantages, and the substantial synergies that could be created in such a transaction. During this meeting, representatives of Foros also reviewed with the EarthLink Board certain financial aspects of Windstream’s October 5 proposal and a preliminary financial analysis of the combined business. After discussion and consultation with its advisors, the

EarthLink Board determined that, while Windstream’s October 5 proposal was inadequate and that accepting it would not be in the best interests of EarthLink’s stockholders, it was sufficiently attractive to warrant continued discussions and negotiations with Windstream regarding a potential business combination. In this regard, the EarthLink Board continued to acknowledge EarthLink’s competitive challenges as a stand-alone entity but also believed that in light of EarthLink’s improved financial performance and stronger balance sheet, EarthLink could negotiate more favorable transaction terms with Windstream that would be in the best interests of EarthLink’s stockholders. The EarthLink Board directed management to work together with Foros to propose for the directors’ review and consideration a counterproposal to Windstream and to present that counterproposal to the EarthLink Board at a future meeting. The EarthLink Board also determined, based in part on the views expressed by management and the representatives of Foros regarding the company’s previous outreach efforts and discussions with other parties as well as other factors relating to the M&A environment generally, not to direct Foros or management to contact or solicit alternative potential counterparties at that time. Among other things, the EarthLink Board concluded based on input from management and its advisors that there likely were no alternative counterparties that were currently interested in and financially capable of acquiring EarthLink and that, even if there were such counterparties, Windstream’s October 5 proposal contemplated EarthLink’s ability to negotiate with respect to and potentially accept unsolicited superior proposals. However, the EarthLink Board also decided not to grant Windstream’s request for a 30-day exclusive negotiation period, and directed Foros and management to reject that aspect of Windstream’s proposal.

During the October 7 EarthLink Board meeting, the representative of Troutman Sanders also reviewed with the members of the EarthLink Board their fiduciary duties as directors of a Delaware corporation in considering the proposed transaction. In connection with that review, the EarthLink Board considered and discussed Foros’s qualifications to continue to serve as EarthLink’s independent financial advisor in connection with the proposed transaction with Windstream. Based on Foros’s lack of any disclosed potential conflicts of interest, substantial experience in transactions similar to the proposed transaction, reputation in the investment community and familiarity with EarthLink and EarthLink’s business, the EarthLink Board determined that Foros remained qualified to serve as its independent financial advisor. During this discussion, the EarthLink Board also discussed the advisability of engaging a second independent financial advisor in light of the significance of the proposed transaction to EarthLink, its business and its stockholders and directed management to contact Goldman, Sachs & Co. (which we refer to in this joint proxy statement/prospectus as Goldman Sachs) regarding a potential engagement, and EarthLink ultimately engaged Goldman Sachs as an additional financial advisor. The EarthLink Board determined to contact and engage Goldman Sachs because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed transaction. Goldman Sachs also informed EarthLink that it had concluded that, in its opinion, nothing would limit its ability to fulfill its responsibilities as financial advisor to EarthLink in connection with the contemplated transaction. The EarthLink Board considered disclosures made by Goldman Sachs to EarthLink and made an independent determination that Goldman Sachs was qualified to serve as the EarthLink Board’s independent financial advisor. Additionally, the representative from Troutman Sanders led the EarthLink Board in a discussion regarding the company’s publicly disclosed change in control arrangements and other compensation matters with EarthLink’s officers and directors that would be affected by a transaction with Windstream. Following these discussions, the EarthLink Board scheduled another telephonic meeting for October 10, 2016 to review and consider a proposed counterproposal to Windstream’s October 5 proposal.

In advance of the October 10 EarthLink Board meeting, EarthLink management provided the EarthLink Board the Windstream management presentation that was presented to EarthLink management at the October 4 meeting in Atlanta. At the telephonic board meeting held on October 10, with members of management and representatives of Foros and Troutman Sanders present, the EarthLink Board again reviewed the financial aspects of Windstream’s October 5 proposal and a proposed counterproposal. After discussion and consultation with its advisors, the EarthLink Board directed Mr. Eazor to deliver a counterproposal (which we refer to as EarthLink’s October 10 proposal) to Windstream. EarthLink’s October 10 proposal contemplated the following key revisions to Windstream’s October 5 proposal: (1) an increase in the exchange ratio from 0.7 to 0.8 shares of Windstream common stock for each share of EarthLink common stock and for any cash consideration to be “mutually agreed” upon by the parties; (2) a reduction of the termination fee to be paid by EarthLink to accept an unsolicited superior proposal from $35 million to $25 million; (3) removal of the “force the vote” requirement if the EarthLink Board were to change its recommendation regarding the proposed transaction; (4) an increase in the number of EarthLink directors to be appointed to the combined company’s board from one to not less than one-third of the total board size; (5) payment of a special dividend to EarthLink stockholders immediately prior to closing equalizing (after giving effect to the exchange ratio) the per share dividends received by EarthLink and Windstream stockholders between signing and closing pursuant to the companies’ respective existing dividend policies; (6) the parties must mutually agree before signing upon the dividend policy for the combined company; and (7) rejection of Windstream’s request for a 30-day exclusive negotiation period. During the meeting, the attendees also discussed engaging, and ultimately engaged Paul, Weiss, Rifkind, Wharton & Garrison LLP (which we refer to in this joint proxy statement/prospectus as Paul, Weiss) as special legal counsel in connection with the transaction. The EarthLink Board determined to engage Paul, Weiss based on its experience, qualifications and reputation in advising public companies in transactions of the kind contemplated by Windstream’s October 5 proposal.

Following the October 10 EarthLink Board meeting, Mr. Eazor sent EarthLink’s October 10 proposal to Mr. Thomas.

On October 11, 2016, the Windstream Board met to discuss EarthLink’s October 10 proposal. After evaluating, among other things, the terms of EarthLink’s counterproposal, as well as the advice of its financial and legal advisors, the Windstream Board authorized management to engage in further negotiations and additional diligence activities with EarthLink to determine if Windstream and EarthLink could reach agreement on the terms of a proposed business combination. The Windstream Board also authorized management to deliver a revised proposal to EarthLink (which we refer to as Windstream’s October 11 proposal) that included: (1) a 0.75 exchange ratio; (2) increased the potential cash component up to $1.00 per share of EarthLink common stock at the discretion of Windstream; (3) a termination fee payable by EarthLink upon entering into a superior proposal in the amount of $35 million, with no “force the vote” requirement; (4) up to three directors to be appointed to the combined company’s board by EarthLink and with the combined company’s board size to be set at twelve directors; and (5) maintenance of Windstream’s existing $0.60 per share dividend policy following the transaction, at the discretion of the Windstream Board.

On October 12, 2016, the EarthLink Board held a telephonic meeting to discuss Windstream’s October 11 proposal. Members of EarthLink’s senior management and representatives of Foros, Paul, Weiss and Troutman Sanders were present at the meeting. EarthLink’s senior management and the representatives of Foros discussed with the directors various financial aspects of Windstream’s October 11 proposal, including the companies’ respective financial profiles, a relative contribution analysis and an analysis at various exchange ratios. In addition, EarthLink’s management discussed the necessary due diligence to fully evaluate the potential benefits and considerations of the proposed transaction, including its recommendation to engage Ernst & Young LLP (which we refer to in this joint proxy statement/prospectus as EY) to assist with due diligence relating to accounting and tax matters. Following these discussions, the EarthLink Board directed management to continue its due diligence and to engage EY as recommended. The EarthLink Board also determined after discussion and consultation with its advisors that Windstream’s October 11 proposal remained inadequate and directed management to send a revised counterproposal (which we refer to as EarthLink’s October 12 proposal) contemplating: (1) that the exchange ratio be in the range of 0.75 to 0.8 shares of Windstream common stock per share of EarthLink common stock and subject to continuing negotiation; (2) that any additional cash consideration be in an amount agreed to by EarthLink prior to signing; (3) that the amount of the termination fee payable by EarthLink be in a range of $25 million to $35 million and subject to continuing negotiation; (4) clarification that the EarthLink Board would be free to change its recommendation or terminate the merger agreement to accept an unsolicited superior proposal; (5) that the number of EarthLink directors appointed to the combined company’s board of directors be in the range of three to four and subject to continuing negotiation; and (6) that EarthLink stockholders receive a special dividend at closing to equalize the per share dividend differential paid to EarthLink and Windstream stockholders between signing and closing.

Following the EarthLink Board meeting on October 12, Mr. Eazor provided EarthLink’s October 12 proposal to Mr. Thomas. After discussion of the revised term sheet and the parties’ respective determinations that the broad terms of the proposal were sufficiently compelling to continue negotiations, the parties made available their respective electronic data rooms and commenced due diligence of non-public materials. Thereafter and continuing until the execution of the merger agreement on November 5, 2016, the management teams of Windstream and EarthLink, together with their respective financial, legal and accounting advisors, performed reciprocal due diligence reviews through a series of in-person and telephonic discussions and review of publicly available information and non-public information made available by each party.

During the week of October 17, 2016, EarthLink and Windstream management, along with representatives of Foros, Goldman Sachs, EY and J.P. Morgan held numerous in person and telephonic due diligence meetings, including in-person meetings on October 18, 19 and 20 in Atlanta.

The EarthLink Board met telephonically on October 21, 2016 with representatives of management, Foros, Goldman Sachs, Paul, Weiss and Troutman Sanders present. At the meeting, EarthLink management provided an update on the status of ongoing due diligence of each party’s respective businesses and analysis of the potential synergies to be realized in the proposed transaction. The representatives of Foros then discussed with the EarthLink Board an updated preliminary analysis of the combined company. A representative of Paul, Weiss provided a detailed overview of the EarthLink directors’ fiduciary duties and legal standards applicable to their decisions and actions with respect to their evaluation of the proposed transaction and answered questions regarding certain expected terms of the draft merger agreement based on the preliminary proposals exchanged between the parties from October 5 through 12, including, among others, EarthLink’s ability to consider, negotiate and enter into unsolicited superior proposals after signing an agreement with Windstream and the termination fee payable by EarthLink to Windstream to accept such a superior proposal.

The parties continued to perform due diligence throughout the week of October 24, 2016, including analysis of Windstream’s available financing for a transaction.

On October 24, 2016, Windstream’s legal advisor, Skadden, Arps, Slate, Meagher & Flom LLP (which we refer to in this joint proxy statement/prospectus as Skadden), provided an initial draft of a proposed merger agreement to Paul, Weiss. Also on October 24, Windstream contacted Barclays Capital Inc. (which we refer to in this joint proxy statement/prospectus as Barclays) to evaluate the fairness to Windstream of the exchange ratio with respect to the possible transaction with EarthLink. Barclays was engaged because of its familiarity with Windstream and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as its substantial experience in transactions comparable to the proposed transaction.

On October 26, 2016, the EarthLink Board met in person for a regularly scheduled meeting, which was attended in person by representatives of management, Foros, Goldman Sachs and Troutman Sanders and telephonically by representatives of Paul, Weiss. During the meeting, the EarthLink directors, members of management and their advisors again discussed the status of negotiations, including due diligence, with Windstream and the strategic rationale of the proposed transaction. In connection with that discussion, the representatives from each of Foros and Goldman Sachs discussed with the EarthLink Board various financial aspects of the proposed transaction. A representative of Paul, Weiss also reviewed with the EarthLink Board key issues raised by the first draft of the proposed merger agreement, including most notably that the exchange ratio and amount of additional cash to be paid as merger consideration remained subject to continuing negotiation; the absence of committed financing or any representations or covenants as to Windstream’s availability of funds pre-closing to consummate the transactions contemplated by the draft proposed merger agreement, including primarily to repay or otherwise discharge EarthLink’s outstanding indebtedness, and the related absence of any termination fee payable by Windstream to EarthLink if Windstream failed to consummate the proposed transaction when required under the proposed merger agreement, whether due to its inability to obtain financing or otherwise; the limited scope of Windstream’s interim operating restrictions covenants; and the absence of any non-solicitation covenant applicable to Windstream between signing and closing. At the conclusion of the foregoing discussions and in consultation with its advisors, the EarthLink Board directed management and its independent financial and legal advisors to continue due diligence and negotiation efforts, stressing the importance of obtaining (1) Windstream’s acceptance of the 0.8 exchange ratio EarthLink had proposed, (2) effective assurances regarding Windstream’s availability of funds and (3) reciprocal interim operating and non-solicitation covenants applicable to Windstream. The EarthLink Board also discussed the advisability of meeting Mr. Thomas in person.

Mr. Eazor spoke with Mr. Thomas the following day to relay the key open issues identified by the EarthLink Board and to request a meeting between Mr. Thomas and the EarthLink Board, which was subsequently scheduled for November 2, 2016 in Atlanta. Later in the day on October 27, Paul, Weiss sent a revised version of the proposed merger agreement to Skadden, which among other things addressed the key issues identified by EarthLink Board at its October 26 meeting, including providing for reciprocal interim operating and non-solicitation covenants, a covenant requiring Windstream to keep sufficient funds available in a segregated account between signing and closing to be used solely in connection with consummating the proposed transaction and a termination fee to be payable by Windstream to EarthLink if Windstream breached that covenant or otherwise failed to close when required under the proposed merger agreement.

Messrs. Eazor and Thomas spoke several times on October 29, 2016 regarding the terms of the proposed transaction. In the last of these conversations on October 29, Mr. Thomas informed Mr. Eazor that Windstream would agree to an all-stock transaction at an exchange ratio of 0.8. Also on October 29 and again on October 30, Windstream’s and EarthLink’s respective chief financial officers had a number of discussions regarding Windstream’s financing plans for the proposed transaction, the availability of funds under its existing credit facility and whether Windstream would be willing to agree to keep sufficient funds available in a segregated account between signing and closing and to be used solely in connection with the consummation of the proposed transaction.

On October 31, 2016, Skadden sent a revised draft of the proposed merger agreement to Paul, Weiss. Among other things, this revised draft provided for an all-stock transaction at a 0.8 exchange ratio, Windstream to maintain available funds at all times until closing to consummate the proposed transaction taking into account availability under its credit facility and without requiring that such funds be maintained in a segregated account, Windstream to pay a termination fee in the amount of $35 million if it failed to close when required and various limitations and restrictions on EarthLink’s ability to grant employee compensation between signing and closing, including a prohibition on granting any equity compensation.

Later in the day on October 31, the EarthLink Board held a telephonic meeting, also attended by representatives from management, EY, Foros, Goldman Sachs, Paul, Weiss and Troutman Sanders. During the meeting, management updated the EarthLink Board regarding its due diligence review of Windstream. EY also reported to the Board regarding its review of Windstream accounting and tax matters. Representatives of Paul, Weiss and the financial advisors discussed with the EarthLink Board remaining material open items in the revised draft of the proposed merger agreement. After discussion and consultation with its advisors, the EarthLink Board directed Paul, Weiss to continue its negotiation efforts to obtain greater certainty from Windstream regarding its contractual obligations to keep funds available to consummate the proposed transaction, a larger termination fee payable by Windstream if it breached its financing or closing obligations, and greater flexibility regarding EarthLink’s ability to issue equity and other compensation to employees between signing and closing.

Thereafter, representatives of Windstream’s and EarthLink’s respective management teams, Skadden and Paul, Weiss held several discussions on October 31 and November 1, 2016 regarding the open issues in the revised draft of the proposed merger agreement. On November 1, Messrs. Eazor and Thomas also discussed these open issues.

On November 1, 2016, Windstream reviewed Barclays’ disclosure regarding conflicts, which Windstream determined did not indicate any material conflicts in connection with the proposed transaction with EarthLink. Windstream executed an engagement letter with Barclays for the purpose of Barclays’ evaluating the fairness to Windstream of the exchange ratio with respect to the possible transaction with EarthLink on a non-contingent fee basis.

On November 2, 2016, Paul, Weiss sent a revised version of the proposed merger agreement to Skadden.

Later in the day on November 2, the EarthLink Board met in person in Atlanta with representatives from management, Foros and Goldman Sachs in attendance and representatives from Goldman Sachs, Paul, Weiss and Troutman Sanders participating by phone. During the meeting, Mr. Eazor updated the directors on the status of negotiations regarding the remaining open issues in the proposed merger agreement, including EarthLink’s proposal that, if Windstream failed to satisfy its financing covenant or failed to close when required, EarthLink would be entitled to terminate the agreement and demand a $70 million termination fee as well as sue for any additional damages it suffered above $70 million. The representatives of Foros and Goldman Sachs also discussed with the EarthLink Board various financial aspects of the proposed transaction. Mr. Thomas then joined the meeting and met in executive session with the non-management members of the EarthLink Board. During this portion of the meeting, Mr. Thomas discussed with the EarthLink directors his background and information regarding strategy, synergies, integration planning and financing plans. At the conclusion of that discussion, Mr. Thomas left the meeting and Mr. Eazor rejoined the meeting. The EarthLink Board then again discussed the key open issues in the proposed merger agreement. A representative from Troutman Sanders also discussed with the EarthLink Board information regarding the interests of EarthLink’s officers and directors in the proposed transaction resulting from publicly-disclosed change in control arrangements.

Following the meeting, Messrs. Eazor and Thomas met in person and discussed the status of the potential transaction. Later in the day on November 2, representatives of Windstream’s and EarthLink’s respective management teams, Skadden and Paul, Weiss again met by phone to discuss the remaining open issues in the proposed merger agreement, including Windstream’s financing covenant, the related termination fee to be payable by Windstream and other remedies available to EarthLink if Windstream breached that covenant or failed to close when required, and employee compensation and retention matters.

On November 3, 2016, representatives of Windstream’s and EarthLink’s respective management teams, Skadden and Paul, Weiss exchanged drafts of the merger agreement and held extensive discussions regarding the remaining open issues in the proposed merger agreement, after which Paul, Weiss sent another revised draft of the proposed merger agreement to Skadden, reflecting the parties’ agreement (subject to their respective boards’ approval) on the outstanding open issues, including, among other items, Windstream’s agreement to maintain through closing available funds necessary to consummate the proposed transaction, taking into account Windstream’s unrestricted cash, availability under its credit facility, the proceeds of any subsequent borrowings or financings permitted by the agreement and incurred for the primary purpose of consummating the proposed transaction and any commitment letter issued by a financing source for the primary purpose of providing funds to finance the proposed transaction in form and substance reasonably acceptable to EarthLink; EarthLink’s right to terminate the agreement if Windstream breaches that covenant or fails to close when required and, in connection with such termination, elect either to receive a termination fee payable by Windstream in the amount of $70 million or to pursue an action for damages; and sufficient flexibility regarding EarthLink’s ability to issue equity and other compensation to employees between signing and closing.

On the evening of November 3, 2016, Mr. Eazor contacted Mr. Thomas to discuss his concern that the implied transaction premium based on the proposed exchange ratio had decreased to low single digits based on each company’s respective stock price. Messrs. Eazor and Thomas agreed to continue to monitor each company’s respective stock price and to discuss further after the market closed on November 4, 2016.

On November 3, 2016, a reporter from Reuters contacted each of the corporate communications teams of the parties, as well as certain of the parties’ respective advisors, seeking comment on reports of a potential transaction between the two companies. Although neither company nor any of their representatives provided any comment, Reuters published an article on the morning of November 4, 2016, indicating that the two companies were in discussions with respect to a potential transaction.

On November 4, 2016, the Windstream Board held its regularly scheduled quarterly meeting, with representatives of J.P. Morgan, Barclays and Skadden participating. At the meeting, members of Windstream senior management reviewed with the Windstream Board certain aspects of the proposed transaction and the other matters described below under “—Windstream’s Reasons for the Mergers; Recommendation of Windstream’s Board of Directors.” A representative of Skadden summarized the status of negotiations with respect to the proposed merger agreement, including a detailed discussion of the terms of the proposed transaction. The Skadden representative further advised the Windstream Board regarding certain considerations under Delaware law pertaining to the duties of a board of directors in connection with the evaluation of a business combination. Representatives of J.P. Morgan and Barclays reviewed with the Windstream Board their respective financial analyses of the 0.80 exchange ratio. The Windstream Board also discussed the intraday trading levels of each party and the likelihood that EarthLink may request an adjustment to the exchange ratio.

Following these presentations, and after further discussion and consideration, the Windstream Board approved the merger agreement on the terms presented. The Windstream Board recommended that Windstream issue shares of Windstream common stock to EarthLink stockholders in connection with the merger and that such recommendation be submitted to the Windstream stockholders for their approval in accordance with NASDAQ Listing Rules. The Windstream Board also unanimously approved an amendment to the Windstream charter to increase its authorized common stock from 166,666,667 shares to 375,000,000 shares to provide sufficient shares of Windstream common stock to issue in the transaction, subject to Windstream stockholder approval. The Windstream Board also unanimously recommended that the Windstream stockholders vote “FOR” the adoption of the Windstream charter amendment and “FOR” the approval of the Windstream stock issuance.

During the day on November 4, Mr. Eazor called Mr. Thomas to express concern regarding the proposed 0.8 exchange ratio in light of the market’s reaction to the Reuters publication and requested that Windstream increase the proposed exchange ratio. EarthLink common shares closed on November 4, 2016 at $6.22 per share, a 14.8% increase over the closing price per share of EarthLink common stock on November 3, 2016.

After market close on November 4, the EarthLink Board met telephonically, with representatives from management, Foros, Goldman Sachs, Paul, Weiss and Troutman Sanders in attendance. At the meeting, Mr. Eazor again reviewed with the attendees the strategic rationale for the proposed transaction and the company’s prior consideration of strategic alternatives as well as the substantial progress that had been made on the proposed merger agreement since the EarthLink Board’s November 2, 2016 meeting. He also informed the attendees of his discussions with Mr. Thomas during the day regarding proposed changes to the exchange ratio. Following that discussion, a representative from Paul, Weiss again reviewed with the EarthLink directors their fiduciary duties with respect to their evaluation of the proposed transaction and provided a detailed overview of the terms of the draft merger agreement and related documents. The representatives from Foros next reviewed with the EarthLink Board Foros’s financial analysis of the proposed transaction. The EarthLink Board, management and the EarthLink Board’s legal and financial advisors then again discussed the renewed negotiations regarding the proposed exchange ratio.

Following the EarthLink Board meeting, Mr. Eazor contacted Mr. Thomas to discuss the significant increase in EarthLink’s stock price since the publication of news reports of the potential merger and requested that Windstream increase the proposed exchange ratio to reflect the premium expected by EarthLink’s stockholders. Throughout the evening, each company’s respective advisors discussed the terms of the proposed transaction and possible methods of, and merits to, increasing the transaction consideration, including additional cash consideration, paying EarthLink stockholders a special dividend or increasing the exchange ratio. After further discussion and analysis, the management teams of both parties agreed to present to their boards for approval an increase in the proposed exchange ratio to 0.818 Windstream shares for each EarthLink share. Based upon this further revised exchange ratio, it is estimated that, upon the closing of the mergers, existing Windstream stockholders will own approximately 51% of the outstanding shares of Windstream and former EarthLink stockholders will own approximately 49% of the outstanding shares of Windstream. Each party's ownership percentages of the combined company were negotiated on the basis of Windstream's and EarthLink's respective equity values as of September 30, 2016 and reflect Windstream's desire to deliver a premium on the price per share of EarthLink common stock to be paid to EarthLink stockholders in the merger. Although Windstream is a larger company than EarthLink, it has higher leverage than EarthLink, which makes the equity values of each company similar.

On November 5, 2016, the Windstream Board held a special meeting to discuss the revised transaction terms with representatives of Barclays and Skadden. Management discussed with the Windstream Board the negotiations with EarthLink over the previous 24 hours. In addition, representatives of Barclays reviewed with the board its financial analysis of the revised exchange ratio and delivered to the Windstream Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 5, 2016, a copy of which is attached as Annex D to this joint proxy statement/prospectus, to the effect that, as of November 5, 2016 and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the exchange ratio to be paid by Windstream was fair to Windstream, from a financial point of view. Following these presentations, and after further discussion and consideration, the Windstream Board unanimously determined that the transaction was advisable, and that it is in the best interests of Windstream and its stockholders to enter into the merger agreement on the revised terms presented to the Windstream Board.

The EarthLink Board also held a telephonic meeting on the morning of November 5, 2016, along with representatives from management, Foros, Goldman Sachs, Paul, Weiss and Troutman Sanders. Mr. Eazor first reported the outcome of the prior evening’s negotiations and Windstream’s agreement to increase the exchange ratio to 0.818. The representative of Paul, Weiss then again discussed with the EarthLink Board their fiduciary duties in evaluating the proposed transaction and the final terms of the proposed merger agreement. Representatives of Foros reviewed with the EarthLink Board Foros’s financial analyses of the exchange ratio and delivered to the EarthLink Board an opinion, dated November 5, 2016, to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the exchange ratio was fair, from a financial point of view, to the holders of EarthLink common stock, which is summarized in the section entitled “—Opinions of EarthLink’s Financial Advisors—Foros Securities LLC” beginning on page 86 of this joint proxy statement/prospectus. Representatives of Goldman Sachs next reviewed with the EarthLink Board Goldman Sachs’s financial analyses of the exchange ratio and delivered to the EarthLink Board an opinion, dated November 5, 2016, to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders (other than Windstream and its affiliates) of the outstanding shares of EarthLink common stock, which is summarized in the section entitled “—Opinions of EarthLink’s Financial Advisors—Goldman, Sachs & Co.” beginning on page 96 of this joint proxy statement/prospectus. After further discussion and consultation with their advisors, including consideration of the factors described in the section entitled “—EarthLink’s Reasons for the Mergers; Recommendation of EarthLink’s Board of Directors” beginning on page 81 of this joint proxy statement/prospectus, the EarthLink Board unanimously determined that the proposed merger agreement, the mergers and the other transactions contemplated by the merger agreement are fair to and in the best interests of EarthLink and its stockholders and unanimously approved and declared advisable the merger agreement, the mergers and the other transactions contemplated by the merger agreement. The EarthLink Board also directed the officers of the company to execute and deliver to Windstream and thereafter to cause EarthLink to perform the merger agreement, resolved that the merger agreement be submitted to the EarthLink stockholders for their approval and recommended that the EarthLink stockholders vote “FOR” the adoption of the merger agreement and “FOR” the compensation proposal.

Later on November 5, Mr. Eazor executed and delivered the merger agreement on behalf of EarthLink and Mr. Thomas executed and delivered the merger agreement on behalf of Windstream. For a discussion of the merger agreement, see the section entitled “The Merger Agreement” beginning on page 139 of this joint proxy statement/prospectus.

Prior to the opening of the U.S. financial markets on November 7, 2016, Windstream and EarthLink issued a joint press release announcing the execution of the merger agreement and the proposed combination.

EarthLink’s Reasons for the Mergers; Recommendation of EarthLink’s Board of Directors

In evaluating the merger agreement and the mergers, the EarthLink Board consulted with and received the advice of EarthLink’s management and legal and financial advisors and, in reaching its decision at its meeting on November 5, 2016 to approve the merger agreement and the transactions contemplated by the merger agreement and to recommend that EarthLink’s stockholders vote “FOR” the merger proposal, the EarthLink Board considered a number of factors in respect of the mergers, including, but not limited to, the following (not necessarily in order of relative importance):

Merger Consideration

●

the merger consideration to be paid per share of EarthLink common stock consisted of 0.818 shares of Windstream common stock, which represents a 13% premium to the average exchange ratio of 0.721 over the 30-day period ended November 3, 2016 (the last unaffected trading day before rumors about a possible transaction between EarthLink and Windstream were published by Reuters);

●	the course and history of the negotiations between EarthLink and Windstream, in which EarthLink was able to negotiate for an increase in the exchange ratio to be received by EarthLink stockholders, but which also led the EarthLink Board to believe, based on Windstream’s positions during such negotiations, that the exchange ratio was the maximum exchange ratio that Windstream would be willing to agree to in the mergers; and

●	the fact that the mergers are expected to be completed as a tax-free reorganization for the purposes of U.S. federal income tax;

Strategic Considerations

●	the mergers will likely provide a number of significant strategic opportunities that EarthLink would not have as a stand-alone company, including the following:
	○	EarthLink and Windstream have been successful recently in transforming their respective businesses, and the combined company likely will be able to build on these successes and accelerate progress;
○	EarthLink participates in a consolidating industry and the combined company will have increased scale and scope, giving it the ability to leverage complementary strategies and business units across a broader platform and be a stronger competitor in its industry and markets;

	○	the mergers will result in an extensive national footprint spanning approximately 145,000 fiber route miles with more on-net services;
	○	the combined company will be able to provide customers with an expanded and diverse set of advanced network connectivity, managed services, voice, internet and other value-added services;

○	customers of the combined company will also benefit from the addition of the scale of Windstream’s assets bringing value to EarthLink’s existing business;
○	the combined company will have a better revenue trajectory; and
○	the combined company will be a financially stronger company than either EarthLink or Windstream standing alone before the mergers, benefiting from a more diverse revenue base and an increase in free cash flow;

Synergies and NOLs

●	based on the advice of EarthLink management following such management’s discussions with Windstream management and EarthLink’s advisors, the mergers likely will create greater than $125 million in annual operating and capital expense synergies expected to be realizable within three years of closing; and

●	the expectation that the combined company will benefit from utilization of Windstream’s and EarthLink’s respective accumulated net operating losses after the closing;

Ability to Participate in Future Appreciation and Dividends

●	the mergers provide EarthLink stockholders with the opportunity to participate in the equity value of the combined company, including the possible future industry competitiveness, revenue growth and expected synergies resulting from the mergers, with an implied ownership in the combined company of between 48-49% (as of November 4, 2016);

●	consistent with Windstream’s current dividend practice, the Windstream Board expects to maintain its annual dividend of $0.60 per share after the transaction closes, providing meaningful benefits to stockholders in the form of long-term capital returns; and

●	this dividend also represents a substantial increase in the annual dividend currently received by EarthLink stockholders;

Board Representation

●	three of the twelve members to serve on the Windstream Board following the mergers will be selected by EarthLink, provided they are reasonably acceptable to Windstream based on Windstream’s normal corporate governance process for evaluating candidates for the Windstream Board;

Financial Advisors’ Opinions

●	the opinion of Foros, dated November 5, 2016, to the EarthLink Board to the effect that, as of the date and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the exchange ratio was fair, from a financial point of view, to the holders of EarthLink common stock, as more fully described below in the section entitled “— Opinions of EarthLink’s Financial Advisors”; and

●	the opinion of Goldman Sachs, dated as of November 5, 2016, to the EarthLink Board that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders (other than Windstream and its affiliates) of the outstanding shares of EarthLink common stock, as more fully described below in the section entitled “— Opinions of EarthLink’s Financial Advisors”;

Alternatives

●	the merger consideration to be paid per share of EarthLink common stock of 0.818 shares of Windstream common stock, together with the potential value creation from the combination of the two companies, was more favorable to EarthLink’s stockholders than the potential value that might result from other alternatives reasonably available to EarthLink, including, but not limited to, the continued operation of EarthLink on a stand-alone basis, in light of a number of factors, including the following:

○	the benefits, potential risks and uncertainties associated with the mergers as compared to those of other potential strategic alternatives that might be available to EarthLink, as well as those of remaining as a stand-alone entity, in the context of EarthLink’s business, assets and prospects, its historical and projected financial performance and the opportunities and challenges facing EarthLink and its industry, as well as broader economic developments affecting its businesses;

○	the strategic and other alternatives reasonably available to EarthLink, including the alternative of remaining a stand-alone public company, in light of a number of factors and the potential risks and uncertainties associated with those alternatives, none of which other alternatives was deemed likely to result in value to EarthLink’s stockholders that would exceed, on a present-value basis, the value of the merger consideration;

○	Windstream was the most logical strategic partner in a consolidating industry in light of its complementary products and strategic position and the potential for the realization of synergies, such that a business combination transaction with Windstream was most likely to provide the highest long-term value to EarthLink’s stockholders; and

	○	the feasibility of executing other hypothetical strategic alternatives; and
●	the EarthLink Board’s view that the terms of the merger agreement would not preclude or otherwise limit any third party with the financial capability and strategic interest of acquiring EarthLink from pursuing a potential superior proposal;

High Likelihood of Completion

●	the likelihood of completion of the mergers was high, particularly in light of the terms of the merger agreement, including its covenants and closing conditions, as well as the commitment of each of EarthLink and Windstream to use reasonable best efforts to complete the mergers and, subject to certain limitations, to avoid or resolve any impediment under antitrust laws that may be asserted by any governmental entity with respect to the transactions contemplated by the merger agreement;

Termination Fee and Expense Reimbursement

●	the merger agreement would require Windstream to pay EarthLink $35 million if the merger agreement is terminated under certain circumstances;
●	the merger agreement provides EarthLink the right to elect to require Windstream to pay EarthLink $70 million if EarthLink terminates the merger agreement due to Windstream’s failure to close the mergers when required under the merger agreement or maintain sufficient funds to consummate the transactions contemplated by the merger agreement; and

●	Windstream is required to reimburse EarthLink for its fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby up to a maximum of $10 million if Windstream’s stockholders fail to vote in favor of the Windstream stock issuance or the Windstream charter amendment.

The EarthLink Board also considered a number of potential risks and uncertainties in its deliberations concerning the mergers and the other transactions contemplated by the merger agreement, including, but not limited to, the following (not necessarily in order of relative importance):

●	the risk that the potential benefits of the mergers (including the amount of synergies) may not be fully or partially achieved, or may not be achieved within the expected time frame;
●	the risks and costs to EarthLink if the mergers are not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effects on business and customer and supplier relationships;

●	the potential challenges and difficulties relating to integrating the operations of EarthLink and Windstream after consummation of the mergers, including the cost to achieve synergies, which will require consolidating certain businesses and functions, integrating organizations, procedures, policies and operations, addressing differences in the business cultures of the two companies and retaining key personnel, and may disrupt each company’s ongoing businesses or create inconsistencies which adversely affect relationships with customers, suppliers, employees and others;

●	the risk that the trading of Windstream’s common stock is more volatile than EarthLink’s;
●	the risk that Windstream is more leveraged than EarthLink;
●	the risk of diverting management focus and resources from operating EarthLink’s businesses, as well as other strategic opportunities, and potential disruption associated with combining and integrating the companies;

●	the fact that following the closing of the mergers, the existing directors of Windstream will constitute a majority of the Windstream Board, the chief executive officer and chief financial officer of Windstream will continue in these roles, and the extent to which members of EarthLink management join the combined company is uncertain;

●	the risk that because the exchange ratio is fixed, the value of the consideration to EarthLink stockholders in the mergers could fluctuate between signing and closing the mergers, including after the EarthLink stockholder meeting;

●	certain provisions of the merger agreement could have the effect of discouraging third party offers for EarthLink, including the restriction on EarthLink’s ability to solicit third party proposals for alternative transactions involving EarthLink and the termination fee EarthLink would be required to pay Windstream to terminate the merger agreement in order to accept a superior proposal from a third party;

●	the circumstances in which Windstream may terminate the merger agreement, including to enter into a superior proposal or if the EarthLink Board changes its recommendation in favor of the mergers;
●	the risk that EarthLink stockholders or Windstream stockholders may fail to adopt or approve, as applicable, the merger agreement and the transactions contemplated thereby;

●	that the merger agreement would require EarthLink to pay Windstream $35 million in the case the merger agreement is terminated under certain circumstances, including a change in the recommendation of the EarthLink Board or a termination of the merger agreement by EarthLink to enter into a binding agreement providing for a superior alternative transaction (see “The Merger Agreement — Payments” beginning on page 167), and the potential that such fee might affect the potential for EarthLink to receive alternative strategic transaction proposals both during the pendency of the merger as well as afterward should the mergers not be consummated;

●	that EarthLink is required to reimburse Windstream for its fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby up to a maximum of $10 million if EarthLink’s stockholders fail to vote in favor of the mergers;

●	the restrictions on the conduct of EarthLink’s business prior to the completion of the mergers, which restrictions generally require EarthLink to operate its businesses in the ordinary course of business consistent with past practice with limited exceptions, which may delay or prevent EarthLink from undertaking business opportunities that may arise pending completion of the mergers;

●	the potential for litigation challenging the mergers, and the possibility that an adverse judgment for monetary damages could have a material adverse effect on the operations of the combined company after the mergers or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the mergers;

●	the risk that regulatory, governmental or competition authorities might seek to impose conditions on or otherwise prevent or delay the mergers, or impose restrictions or requirements on the operation of the businesses of Windstream after completion of the mergers;

●	the fees and expenses associated with completing the mergers; and
●	various other risks associated with the combination and the businesses of EarthLink and Windstream described under “Risk Factors” beginning on page 51.

The EarthLink Board concluded that these potential risks and uncertainties were outweighed by the benefits that the EarthLink Board expected EarthLink and its stockholders to achieve as a result of the mergers. The EarthLink Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

In addition to considering the factors described above, the EarthLink Board considered that some officers and directors of EarthLink have interests in the mergers as individuals that are in addition to, and that may be different from, the interests of EarthLink stockholders generally (see “— Interests of EarthLink Directors and Officers in the Mergers” beginning on page 125 of this joint proxy statement/prospectus).

The above discussion of the material factors considered by the EarthLink Board in its consideration of the mergers and the transactions contemplated by the merger agreement is not intended to be exhaustive, but does set forth the principal factors considered by the EarthLink Board. In light of the number and wide variety of factors considered in connection with the evaluation of the mergers, the EarthLink Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. The EarthLink Board viewed its position as being based on all of the information available to it and the factors presented to and considered by it. However, some directors may themselves have given different weight to different factors. The factors, potential risks and uncertainties contained in this explanation of EarthLink’s reasons for the mergers and other information presented in this section contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 49 of this joint proxy statement/prospectus.

Opinions of EarthLink’s Financial Advisors

Foros Securities LLC

Foros delivered to the EarthLink Board an opinion, dated November 5, 2016, to the effect that, as of that date and based upon and subject to assumptions, limitations, qualifications and other matters set forth therein, the exchange ratio was fair, from a financial point of view, to the holders of EarthLink common stock.

The full text of the Foros written opinion to the EarthLink Board, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection therewith, is attached as Annex B to this joint proxy statement/prospectus. Foros provided its opinion to the EarthLink Board for the benefit and use of the EarthLink Board (in its capacity as such) in connection with and for purposes of the EarthLink Board’s evaluation of the mergers. Foros’s opinion does not address any other aspect of the mergers and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the mergers or any other matter.

In connection with rendering its opinion, Foros:

●	reviewed certain publicly available business and financial information relating to EarthLink and Windstream that Foros deemed relevant;
●	discussed the past and current business, operations, financial condition and prospects of EarthLink and Windstream with members of senior management of EarthLink;
●	discussed the past and current business, operations, financial condition and prospects of Windstream with members of senior management of Windstream;
●	reviewed certain information, including financial forecasts (which we refer to in this section of this joint proxy statement/prospectus as the Windstream Projections) and other financial and operating data concerning Windstream, prepared by the management of Windstream;

●	reviewed certain information, including financial forecasts (which we refer to in this section of this joint proxy statement/prospectus as the EarthLink Projections) and other financial and operating data concerning EarthLink, prepared by the management of EarthLink;

●	reviewed certain estimates as to the amount and timing of cost savings (which we refer to in this section of this joint proxy statement/prospectus as the synergies) anticipated by the management of EarthLink to result from the mergers;

●	reviewed the trading history for EarthLink common stock and a comparison of that trading history with the trading histories of certain other publicly traded companies Foros deemed relevant;
●	reviewed the relative financial contributions of EarthLink and Windstream to the future financial performance of the combined company on a pro forma basis;
●	reviewed the merger agreement; and
●	performed such other analyses and studies and considered such other factors as Foros deemed appropriate.

In arriving at its opinion, Foros assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Foros, including without limitation the Windstream Projections, EarthLink Projections and synergies, and relied upon the assurances of the managements of EarthLink and Windstream that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Windstream Projections, Foros assumed, at the direction of the EarthLink Board and without independent verification, that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Windstream as to the future financial performance of Windstream, and, at the direction of the EarthLink Board, Foros relied upon the Windstream Projections for purposes of its analysis. With respect to the EarthLink Projections, Foros assumed, at the direction of the EarthLink Board and without independent verification, that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of EarthLink as to the future financial performance of EarthLink. With respect to the synergies, Foros assumed, at the direction of the EarthLink Board and without independent verification, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of EarthLink as to the matters covered thereby, and Foros assumed, at the direction of the EarthLink Board and without independent verification, that the synergies would be realized in the amounts and at the times projected.

Foros did not make, and was not provided with, any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of EarthLink or Windstream, nor did Foros make any physical inspection of the properties or assets of EarthLink or Windstream. Foros did not evaluate the solvency or fair value of EarthLink, Windstream or the combined company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Foros assumed, at the direction of the EarthLink Board, that the mergers would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the mergers, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on EarthLink or Windstream or the contemplated benefits of the mergers. Foros also assumed, at the direction of the EarthLink Board, that the mergers would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code.

Foros expressed no view or opinion as to any terms or other aspects of the mergers (other than the exchange ratio to the extent expressly specified therein), including, without limitation, the form or structure of the mergers. Foros was not authorized by EarthLink or the EarthLink Board to solicit, and did not solicit, interest or proposals from third parties regarding a possible acquisition of all or any part of EarthLink or any alternative transaction. Foros’s opinion was limited to the fairness, from a financial point of view, to holders of EarthLink common stock of the exchange ratio, and no opinion or view was expressed with respect to any consideration received in connection with the mergers by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the mergers, or class of such persons relative to the exchange ratio or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the mergers in comparison to other strategies or transactions that might be available to EarthLink or in which EarthLink might engage or as to the underlying business decision of EarthLink to proceed with or effect the mergers. Foros did not express any opinion as to what the value of Windstream common stock actually would be when issued or the prices at which Windstream common stock would trade at any time, including following announcement or consummation of the mergers.

Foros’s opinion was not intended to be, and does not constitute, a recommendation to members of the EarthLink Board as to whether they should approve the mergers or the merger agreement, and Foros expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the mergers or any related matter.

Foros’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as they existed and could be evaluated on, and the information made available to Foros as of, the date of its opinion. It should be understood that subsequent developments may affect Foros’s opinion, and Foros does not have any obligation to update, revise or reaffirm its opinion. The issuance of Foros’s opinion was approved by Foros’s Opinion Committee.

The following represents a summary of the material financial analyses presented by Foros to the EarthLink Board in connection with Foros’s opinion. The order of the analyses described does not represent the relative importance or weight given by Foros to those analyses. The financial analyses summarized below include information presented in tabular format. The tables must be read together with the full text of each summary and are not alone a complete description of Foros’s financial analyses. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Foros. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 3, 2016, which was the last full trading day prior to a published article describing rumors about a possible transaction between EarthLink and Windstream, and is not necessarily indicative of current market conditions. Furthermore, any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below.

Historical Exchange Ratio Review

Foros reviewed the exchange ratios implied by the market prices of EarthLink common stock and Windstream common stock obtained by dividing the closing per share price of EarthLink common stock by the closing per share price of Windstream common stock for selected dates and for selected periods and noted the following implied exchange ratios, as compared to the exchange ratio of 0.818:

	Implied	Premium/(Discount)
	Exchange	to Exchange Ratio
Selected Periods	Ratio	of 0.818
November 4, 2016*	0.859	(5%)
November 3, 2016**	0.799	2%
10 Trading Day Average	0.743	10%
20 Trading Day Average	0.733	12%
30 Trading Day Average	0.698	17%
40 Trading Day Average	0.689	19%
Average Since August 4, 2016 (most recent Windstream
earnings announcement)	0.711	15%
3-month Average	0.711	15%
6-month Average	0.720	14%

*	Last full trading day before the EarthLink Board approved the mergers.

**	Last full trading day prior to a published article describing rumors about a possible transaction between EarthLink and Windstream.

Foros also reviewed the exchange ratios implied by the market prices of EarthLink common stock and Windstream common stock obtained by dividing the closing per share price of EarthLink common stock by the closing per share price of Windstream common stock for selected dates and for selected periods (including since the spin off by Windstream of assets into a real estate investment trust on April 27, 2015 (which we refer to as the REIT Spin Off), and since Windstream announced fourth quarter and full year 2015 earnings on February 25, 2016) and noted the following implied exchange ratios, as compared to the implied exchange ratio as of November 3, 2016, which was the last full trading day prior to a published article describing rumors about a possible transaction between EarthLink and Windstream:

		Premium / (Discount)
	Implied	to November 3, 2016
	Exchange	Implied Exchange
Selected Periods	Ratio	Ratio of 0.799
November 3, 2016	0.799	0%
1-Month Average	0.721	11%
3-Month Average	0.711	12%
6-Month Average	0.720	11%
Average Since February 25, 2016*	0.722	11%
High Since February 25, 2016*	0.829	(4%)
Low Since February 25, 2016*	0.594	35%
1-Year Average	0.868	(8%)
Average Since April 27, 2015**	0.971	(18%)
High Since April 27, 2015**	1.702	(53%)
Low Since April 27, 2015**	0.575	39%

*	Date that Windstream announced its earnings for the fourth quarter and full year of 2015.

**	Date of the first trading day after REIT Spin Off.

Selected Publicly Traded Companies Analysis

Foros reviewed and compared certain financial information, ratios and multiples for EarthLink and Windstream to corresponding financial information, ratios and public market multiples for certain publicly traded telecommunications companies (which we refer to in this section of this joint proxy statement/prospectus as the Selected Companies). The Selected Companies are as follows:

Selected Companies

●	CenturyLink, Inc.
●	Cincinnati Bell Inc.
●	Consolidated Communications Holdings, Inc.
●	FairPoint Communications, Inc.
●	Frontier Communications Corporation
●	GTT Communications, Inc.
●	Internap Corporation
●	Level 3 Communications, Inc.
●	Lumos Networks Corp.
●	Vonage Holdings Corp.

Foros calculated and compared various financial multiples and ratios based on closing market share prices and other publicly available historical financial data for the Selected Companies, EarthLink and Windstream, and selected Wall Street research, FactSet and public filings and, with respect to EarthLink and Windstream, the EarthLink Projections and the Windstream Projections.

The Selected Companies were selected by Foros because they were deemed to be similar to EarthLink and Windstream in one or more respects, including the nature of their business, size and financial performance. No company used in this analysis is identical or directly comparable to EarthLink or Windstream. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which EarthLink and Windstream were compared. Foros believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the Selected Companies analysis. Foros also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of EarthLink and Windstream, respectively, and the Selected Companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

For each of the Selected Companies, Foros calculated and analyzed the following:

●	ratio of enterprise value, defined as equity market value plus indebtedness, the value of any preferred stock (at liquidation value) and minority interest and less cash and cash equivalents, to estimated earnings before interest, taxes, depreciation and amortization, stock-based compensation expense and pension expense (which, for the Selected Companies, we refer to in this section of this joint proxy statement/prospectus as EBITDA), for the calendar year 2016, or 2016E EBITDA, and calendar year 2017, or 2017E EBITDA; and

●	the ratio of enterprise value to estimated unlevered free cash flow, or UFCF, defined as EBITDA less capital expenditures, for the calendar year 2016, or 2016E UFCF, and calendar year 2017, or 2017E UFCF.

Each of these calculations was performed and based on publicly available financial data. This analysis indicated that the multiples of the Selected Companies were between 5.1x and 11.4x 2016E EBITDA (compared to EarthLink at 4.6x Adjusted EBITDA, which, as used in this section of this joint proxy statement/prospectus, means EarthLink’s estimated Adjusted EBITDA, as reflected in the EarthLink Projections, and Windstream at 5.4x Adjusted EBITDAR, which, as used in this section of this joint proxy statement/prospectus, means Windstream’s estimated Adjusted EBITDAR, as reflected in the Windstream Projections), 4.8x and 11.2x 2017E EBITDA (compared to EarthLink at 5.0x Adjusted EBITDA and Windstream at 5.5x Adjusted EBITDAR), 7.7x and 16.7x 2016E UFCF (compared to EarthLink at 7.7x UFCF, which, as used in this section of this joint proxy statement/prospectus, means EarthLink’s estimated Unlevered Free Cash Flow, as reflected in the EarthLink Projections, and Windstream at 12.2x UFCF, which, as used in this section of this joint proxy statement/prospectus, means Windstream’s estimated EBITDAR less capital expenditures, as reflected in the Windstream Projections as adjusted by EarthLink), and 7.8x and 33.0x 2017E UFCF (compared to EarthLink at 9.2x UFCF and Windstream at 9.8x UFCF).

EarthLink

Based on its qualitative judgments concerning the differences between the business, financial and operating characteristics and prospects of EarthLink and the Selected Companies, Foros selected enterprise value to EBITDA multiples ranging from 5.0x to 6.0x for calendar year 2017. Applying these selected multiples to the corresponding financial data for EarthLink Adjusted EBITDA, Foros derived an implied per share equity reference range for EarthLink of approximately $5.51 to $7.28, compared to the closing per share price of EarthLink common stock on November 3, 2016 of $5.42.

Windstream

Based on its qualitative judgments concerning the differences between the business, financial and operating characteristics and prospects of Windstream and the Selected Companies, Foros selected enterprise value to EBITDA multiples ranging from 5.5x to 6.0x for calendar year 2017. Applying these selected multiples to the corresponding financial data for Windstream Adjusted EBITDAR, Foros derived an implied per share equity reference range for Windstream of approximately $6.90 to $16.02, compared to the closing per share price of Windstream common stock on November 3, 2016 of $6.78.

Relative Value Analysis

Using the implied per share equity reference ranges of EarthLink and Windstream derived from the Selected Companies analyses summarized above, Foros calculated an implied exchange ratio range of 0.344 to 1.055, compared to the exchange ratio of 0.818. Foros calculated the top end of the foregoing implied exchange ratio range by dividing the top end of EarthLink’s implied per share price derived from the Selected Companies analysis summarized above by the bottom end of Windstream’s implied per share price derived from the Selected Companies analysis summarized above, and calculated the bottom end of the foregoing implied exchange ratio range by dividing the bottom end of EarthLink’s implied per share price derived from the Selected Companies analysis summarized above by the top end Windstream’s implied per share price derived from the Selected Companies analysis summarized above.

Present Value of Future Share Price Analysis

Foros performed a present value of future share prices analysis for each of EarthLink and Windstream, which analysis is designed to provide insight into the potential future equity value of a company as a function of the company’s future earnings. The resulting implied future share price and anticipated cash dividends are subsequently discounted to arrive at an estimate of the present value for the company’s potential future share price.

EarthLink

In arriving at the estimated implied per share prices of EarthLink common stock, Foros applied multiples ranging from 5.0x to 6.0x to EarthLink’s estimated Adjusted EBITDA for the next twelve months (which we refer to in this joint proxy statement/prospectus as NTM) as of December 31, 2016, December 31, 2017 and December 31, 2018. Foros then discounted the share prices and dividends to be paid on EarthLink common stock through December 31, 2016, December 31, 2017 and December 31, 2018 based on EarthLink’s current dividend policy to present value as of October 31, 2016 using a discount rate of 11.5%, which rate was selected based on EarthLink’s estimated cost of equity. This analysis indicated a range of implied per share prices for EarthLink common stock as of October 31, 2016 of approximately $5.54 to $7.30, compared to the closing per share price of EarthLink common stock on November 3, 2016 of $5.42.

In arriving at the estimated implied per share prices of EarthLink common stock, Foros also applied multiples ranging from 8.5x to 10.5x to EarthLink’s estimated NTM UFCF as of December 31, 2016, December 31, 2017 and December 31, 2018. Foros then discounted the share prices and dividends to be paid on EarthLink common stock through December 31, 2016, December 31, 2017 and December 31, 2018 based on EarthLink’s current dividend policy to present value as of October 31, 2016 using a discount rate of 11.5%, which rate was selected based on EarthLink’s estimated cost of equity. This analysis indicated a range of implied per share prices for EarthLink common stock as of October 31, 2016 of approximately $4.86 to $6.75, compared to the closing per share price of EarthLink common stock on November 3, 2016 of $5.42.

Windstream

In arriving at the estimated implied per share prices for Windstream common stock, Foros applied multiples ranging from 5.5x to 6.0x to Windstream’s estimated NTM Adjusted EBITDAR as of December 31, 2016, December 31, 2017 and December 31, 2018. Foros then discounted the share prices and dividends to be paid on Windstream common stock through December 31, 2018 based on Windstream’s current dividend policy to present value as of October 31, 2016 using a discount rate of 12.5%, which rate was selected based on Windstream’s estimated cost of equity. This analysis indicated a range of implied per share prices for Windstream common stock as of October 31, 2016 of approximately $6.78 to $16.99, compared to the closing per share price of Windstream common stock on November 3, 2016 of $6.78.

In arriving at the estimated implied per share prices for Windstream common stock, Foros also applied multiples ranging from 9.5x to 10.5x to Windstream’s estimated NTM UFCF as of December 31, 2016, December 31, 2017 and December 31, 2018. Foros then discounted the share prices and dividends to be paid on Windstream common stock through December 31, 2018 based on Windstream’s current dividend policy to present value as of October 31, 2016 using a discount rate of 12.5%, which rate was selected based on Windstream’s estimated cost of equity. This analysis indicated a range of implied per share prices for Windstream common stock as of October 31, 2016 of approximately $4.02 to $18.93, compared to the closing per share price of Windstream common stock on November 3, 2016 of $6.78.

Relative Value Analysis

Using the implied per share equity reference ranges of EarthLink and Windstream derived from the present value of future share price analyses summarized above based on EarthLink’s estimated NTM Adjusted EBITDA and Windstream’s estimated NTM Adjusted EBITDAR as of December 31, 2018, Foros calculated an implied exchange ratio range of 0.352 to 0.838, compared to the exchange ratio of 0.818. Foros determined the low end of the foregoing implied exchange ratio range by dividing the low end of EarthLink’s present value of future share price as of December 31, 2018 ($5.57) by the high end of Windstream’s present value of future share price as of December 31, 2018 ($15.80), and determined the high end of the foregoing implied exchange ratio range by dividing the high end of EarthLink’s present value of future share price as of December 31, 2018 ($6.99) by the low end of Windstream’s present value of future share price as of December 31, 2018 ($8.34).

Discounted Cash Flow Analysis

Foros performed a discounted cash flow analysis (which we refer to in this section of this joint proxy statement/prospectus as a DCF analysis or DCF) utilizing the EarthLink Projections and the Windstream Projections.

EarthLink

Foros calculated the net present value of the standalone unlevered, after-tax, free cash flows that EarthLink was forecasted to generate, defined as EarthLink’s estimated Adjusted EBITDA less depreciation and amortization, less cash restructuring expense, less stock-based compensation expense, less taxes, plus depreciation and amortization, less capital expenditures and plus changes in net working capital, derived using the EarthLink Projections, from the fourth quarter ending December 31, 2016 through December 31, 2019 and of terminal values for EarthLink, plus the present value of the cash tax savings from EarthLink’s federal and state net operating loss carryforwards, estimated by EarthLink management. Implied terminal values were derived by applying perpetuity growth rates ranging from 1.0% to 3.0%. Present values (as of October 31, 2016) of cash flows and terminal values were then calculated using discount rates of 8.3% to 8.8%, based on EarthLink’s estimated weighted average cost of capital. Present values of net operating loss carryforwards were calculated using EarthLink’s estimated cost of equity of 11.5%. The discounted cash flow analysis resulted in an implied per share present value range for EarthLink common stock of approximately $5.18 to $8.30, compared to the closing per share price of EarthLink common stock on November 3, 2016 of $5.42.

Windstream

Foros calculated the net present value of the standalone unlevered, after-tax, free cash flows that Windstream was forecasted to generate, defined as Windstream’s estimated Adjusted EBITDAR less depreciation and amortization, less cash restructuring expense, less stock-based compensation expense, less pension expense, less taxes, plus depreciation and amortization, less capital expenditures and plus changes in net working capital, derived using the Windstream Projections as adjusted by EarthLink, from the fourth quarter ending December 31, 2016 through December 31, 2019 and of terminal values for Windstream, plus the present value of the cash tax savings from Windstream’s federal and state net operating loss carryforwards, estimated by Windstream management. Implied terminal values were derived by applying perpetuity growth rates ranging from 0% to 1.0%. Present values (as of October 31, 2016) of cash flows and terminal values were then calculated using discount rates of 7.3% to 8.5%, based on Windstream’s estimated weighted average cost of capital. Present values of net operating loss carryforwards were calculated using Windstream’s estimated cost of equity of 12.5%. The discounted cash flow analysis resulted in an implied per share present value range for Windstream common stock of approximately $0 to $18.04, compared to the closing per share price of Windstream common stock on November 3, 2016 of $6.78.

Foros noted that, due to the high variability in the implied per share present values of Windstream common stock resulting from minimal differences in terminal year assumptions, among other factors, a DCF analysis of Windstream was of limited utility. As a result, Foros did not rely upon a DCF analysis of Windstream in its fairness determination and did not calculate a range of implied exchange ratios based on its DCF analyses of EarthLink and Windstream.

Contribution Analysis

Foros reviewed the relative contributions and implied exchange ratios of the market capitalization of EarthLink and Windstream, estimated Adjusted EBITDA of EarthLink and Adjusted EBITDAR of Windstream, estimated UFCF of EarthLink and UFCF of Windstream, and normalized leveraged free cash flows, or Normalized LFCF, defined as UFCF less interest and taxes for EarthLink and UFCF less interest and taxes for Windstream, in each case for EarthLink and Windstream on a stand-alone basis for calendar years 2017, 2018 and 2019, relative to the exchange ratio of 0.818. Financial data for EarthLink and Windstream were based on the EarthLink Projections and the Windstream Projections as adjusted by EarthLink, respectively. Based on the implied relative equity value contributions, Foros calculated the following implied exchange ratios, in each case compared to the exchange ratio of 0.818:

	Contribution Percentage		Implied Exchange
Financial Metric	EarthLink	Windstream	Ratio
Market Capitalization	48%	52%	0.799
Adjusted EBITDA/ Adjusted EBITDAR
2017	56%	44%	1.076
2018	58%	42%	1.202
2019	60%	40%	1.307
UFCF
2017	53%	47%	0.967
2018	53%	47%	0.973
2019	52%	48%	0.945
Normalized LFCF
2017	44%	56%	0.678
2018	42%	58%	0.613
2019	38%	62%	0.519

Comparison of EarthLink Estimated Standalone Value to Share of Pro Forma Value

DCF-Based Analysis

Foros reviewed and compared the implied per share values of EarthLink common stock on a stand-alone basis using the DCF analysis summarized above with the implied per share values of the combined company using a DCF analysis. For the DCF analysis of the combined company, Foros calculated the net present value of the unlevered, after-tax, free cash flows for the combined company based on the standalone unlevered, after-tax, free cash flows for each of EarthLink and Windstream, derived as described above, including estimated synergies based on assumptions provided by EarthLink management, to be generated during the three fiscal quarters ending December 31, 2017 through December 31, 2019, and implied terminal values derived by applying perpetuity growth rates ranging from 0.0% to 1.0%, based on the Adjusted EBITDA and Adjusted EBITDAR-weighted average of EarthLink’s and Windstream’s estimated perpetuity growth rates. The present values (as of March 31, 2017) of the cash flows and the terminal values were then calculated using a range of discount rates of 7.5% to 8.5%, based on the Adjusted EBITDA and Adjusted EBITDAR-weighted average of EarthLink’s and Windstream’s estimated weighted average cost of capital, respectively, and the resulting implied equity values were then discounted to present value (as of October 31, 2016) using the combined company's estimated cost of equity of 12.5%. Foros also calculated the present value of the combined company’s estimated net operating loss carry forwards discounted to October 31, 2016 using the combined company’s estimated cost of equity of 12.5%. The results of this analysis are summarized below:

Implied Equity Value of EarthLink Common	Implied EarthLink Per Share Value of
Stock on a Stand-Alone Basis	Combined Company’s Common Stock
$5.18 - $8.30	$2.98 - $15.60

Present Value of Future Share Price-Based Analysis

Foros reviewed the implied per share values of EarthLink common stock on a stand-alone basis using a present value of future share price analysis described above, applying multiples ranging from 5.0x to 6.0x to EarthLink’s estimated NTM Adjusted EBITDA as of December 31, 2018, and discounting the resulting share price and dividends to be paid on the EarthLink common stock through December 31, 2018 based on EarthLink’s current dividend policy to October 31, 2016 using a range of discount rates of 10.5% to 12.5%, which rates were selected based on EarthLink’s estimated cost of equity. Foros also reviewed the implied per share value of the combined company’s common stock using a present value of future share price analysis for the combined company’s estimated future share price as of December 31, 2018. For the present value of future stock price analysis of the combined company, Foros applied multiples ranging from 5.25x to 5.75x to the combined company’s estimated NTM Adjusted EBITDAR as of December 31, 2018 based on the EarthLink Projections and the Windstream Projections as adjusted by EarthLink, including estimated synergies based on assumptions provided by EarthLink management. Foros then discounted the share price and dividends to be paid on the combined company’s common stock through December 31, 2018 based on the combined company’s anticipated dividend policy to October 31, 2016 using a range of discount rates of 11.5% to 13.5%, which rates were selected based on the combined company’s estimated cost of equity. The results of this analysis are summarized below:

Implied Equity Value of EarthLink	Implied EarthLink Per Share Value of
Common Stock and Cash Dividends on a	Combined Company’s Common Stock and
Stand-Alone Basis	Cash Dividends
$5.46 - $7.13	$7.95 - $12.13

General

Foros is a financial services firm that provides mergers and acquisitions and corporate finance advisory and capital raising services. EarthLink selected Foros to act as EarthLink’s financial advisor in connection with the mergers because of Foros’s substantial experience in transactions similar to the mergers, Foros’s reputation in the investment community and Foros’s familiarity with EarthLink and its business.

In connection with the review of the mergers by the EarthLink Board, Foros performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Foros’s opinion. Foros did not form an opinion or recommendation as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion. Foros considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis it considered. Rather, Foros made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Foros prepared its analyses for purposes of providing its opinion to the EarthLink Board as to the fairness, from a financial point of view, of the exchange ratio. Foros’s analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold or the prices at which any securities have traded or may trade at any time in the future. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by Foros’s analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Foros, EarthLink, Windstream or their respective affiliates or any other person, assumes responsibility if future results are materially different from those forecast.

The type and amount of consideration payable in the mergers was determined through arms’ length negotiations between EarthLink and Windstream and was approved by the EarthLink Board. Foros provided advice to the EarthLink Board during these negotiations. Foros did not, however, recommend any specific amount of consideration to EarthLink or the EarthLink Board or that any specific amount of consideration constituted the only appropriate consideration for the mergers.

Foros acted as lead financial advisor to EarthLink in connection with the mergers and pursuant to the terms of EarthLink’s engagement letter with Foros, EarthLink (i) has paid Foros retainer fees and (ii) has agreed to pay an opinion fee of $2 million payable upon Foros rendering its opinion (or advising EarthLink that Foros would be unable to deliver an opinion after conducting the relevant analyses at the request of EarthLink), and a transaction fee estimated as of the date of this joint proxy statement/prospectus to be approximately $13.5 million (against which the opinion fee and a portion of the retainer fees will be credited), which transaction fee is contingent upon the completion of the mergers. In addition, EarthLink has agreed to reimburse Foros’s expenses and indemnify Foros against certain liabilities arising out of its engagement.

Foros and its affiliates in the past have provided investment banking and other financial services to EarthLink for which Foros has received compensation during the two year period prior to the date of Foros’s opinion in the amount of approximately $1.25 million, and in the future may provide investment banking and other financial services to EarthLink and Windstream for which Foros may receive compensation. During the two year period prior to the date of Foros’s opinion, Foros did not provide investment banking or other financial services to Windstream.

The decision to recommend and enter into the merger agreement was solely that of the EarthLink Board. As described above in the section titled “—EarthLink’s Reasons for the Mergers; Recommendation of EarthLink’s Board of Directors,” Foros’s opinion and analyses were only one of many factors considered by the EarthLink Board in its evaluation of the mergers and should not be viewed as determinative of the views of the EarthLink Board with respect to the mergers. The foregoing summary does not purport to be a complete description of the analyses performed by Foros in connection with its opinion and is qualified in its entirety by reference to the written opinion of Foros attached as Annex B to this joint proxy statement/prospectus.

Goldman, Sachs & Co.

Goldman Sachs rendered its opinion to the EarthLink Board that, as of November 5, 2016 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders (other than Windstream and its affiliates) of EarthLink common stock.

The full text of the written opinion of Goldman Sachs, dated November 5, 2016, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided its opinion for the information and assistance of the EarthLink Board in connection with its consideration of the mergers. The Goldman Sachs opinion is not a recommendation as to how any holder of EarthLink’s common stock should vote with respect to the mergers, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

●	the merger agreement;
●	annual reports to stockholders and Annual Reports on Form 10 K of EarthLink and Windstream for the five fiscal years ended December 31, 2015;
●	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of EarthLink and Windstream;
●	certain publicly available research analyst reports for EarthLink and Windstream;
●	certain other communications from EarthLink and Windstream to their respective stockholders;
●

certain internal financial analyses and forecasts for Windstream prepared by its management, which forecasts are summarized below in the section entitled “—Certain Prospective Financial Information of Windstream,” beginning on page 123;

●

certain financial analyses and forecasts for Windstream prepared by the management of EarthLink, certain internal financial analyses and forecasts for EarthLink prepared by its management, which forecasts are summarized below in the section entitled "—Certain Prospective Financial Information of EarthLink," beginning on page 106, and certain financial analyses and forecasts for Windstream pro forma for the mergers prepared by the management of EarthLink, in each case, as approved for Goldman Sachs' use by EarthLink (which we refer to collectively in this section of this joint proxy statement/prospectus as the Forecasts), including certain operating synergies projected by the management of EarthLink to result from the mergers, as approved for Goldman Sachs' use by EarthLink (which we refer to in this section of this joint proxy statement/prospectus as the Synergies); and

●

certain net operating loss utilization forecasts for EarthLink and Windstream prepared by the management of EarthLink and certain net operating loss utilization forecasts for Windstream pro forma for the mergers prepared by the management of EarthLink, in each case, as approved for Goldman Sachs’ use by EarthLink (which we refer to in this section of this joint proxy statement/prospectus as the NOL Forecasts).

Goldman Sachs also held discussions with members of the senior managements of EarthLink and Windstream regarding their assessment of the strategic rationale for, and the potential benefits of, the mergers and the past and current business operations, financial condition, and future prospects of EarthLink and Windstream; reviewed the reported price and trading activity for the shares of EarthLink common stock and the shares of Windstream common stock; compared certain financial and stock market information for EarthLink and Windstream with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain business combinations; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with EarthLink’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with EarthLink’s consent that the Forecasts, including the Synergies, and the NOL Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of EarthLink. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of EarthLink or Windstream or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the mergers will be obtained without any adverse effect on EarthLink or Windstream or on the expected benefits of the mergers in any way meaningful to its analysis. Goldman Sachs has also assumed that the mergers will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of EarthLink to engage in the mergers or the relative merits of the mergers as compared to any strategic alternatives that may be available to EarthLink; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, EarthLink or any other alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Windstream and its affiliates) of EarthLink common stock, as of the date of the opinion, of the exchange ratio pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the mergers or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the mergers, including, the fairness of the mergers to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of EarthLink; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of EarthLink or Windstream, or class of such persons in connection with the mergers, whether relative to the exchange ratio pursuant to the merger agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which shares of Windstream common stock will trade at any time or as to the impact of the mergers on the solvency or viability of EarthLink or Windstream or the ability of EarthLink or Windstream to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the EarthLink Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 4, 2016, the last trading day before the public announcement of the mergers, and is not necessarily indicative of current market conditions.

Following Goldman Sachs’ presentation to the EarthLink Board on November 5, 2016 (which we refer to in this section of this joint proxy statement/prospectus as the November 5 Presentation), Goldman Sachs determined that the estimates of unlevered free cash flows for EarthLink and Windstream for the fourth quarter of fiscal year 2016 used in the illustrative discounted cash flow analyses did not reflect the Forecasts and that the estimates of dividends used in the pro forma combined company illustrative present value of future stock price analysis and the range of implied terminal EBITDA multiples referenced in the illustrative discounted cash flow analyses were calculated incorrectly. Goldman Sachs subsequently performed such analyses, as of November 5, 2016, using the corrected estimates and calculations (as corrected, collectively referred to in this section of this joint proxy statement/prospectus as the Corrected Estimates and Calculations). Such subsequent analyses performed by Goldman Sachs do not address any circumstances, developments or events occurring after November 5, 2016, which is the date of the written opinion of Goldman Sachs, and Goldman Sachs’ opinion set forth in its written opinion letter was provided only as of such date. Based upon and subject to the foregoing, Goldman Sachs confirmed to the EarthLink Board that, had Goldman Sachs performed its financial analyses set forth in the presentation on November 5, 2016 using the Corrected Estimates and Calculations, there would have been no change to the conclusion set forth in the written opinion of Goldman Sachs.

Historical Stock Trading Analysis and Exchange Ratio Analysis

Goldman Sachs reviewed the historical trading prices for the shares of EarthLink common stock for the 3-month and 52-week periods ended on November 4, 2016. Goldman Sachs calculated the premium (or discount) implied by the implied value per share of EarthLink common stock in the merger of $5.92 (which implied value per share of EarthLink common stock was obtained by multiplying the exchange ratio by the closing price of shares of Windstream common stock on November 4, 2016) and (1) the closing price per share of EarthLink common stock on November 4, 2016; (2) the undisturbed closing price per share of EarthLink common stock on November 3, 2016, the last unaffected trading day before rumors about a possible transaction between EarthLink and Windstream were published by Reuters; (3) the volume-weighted average price, or “VWAP”, per share of EarthLink common stock during the three-month period ended on November 4, 2016; (4) the highest closing price per share of EarthLink common stock for the 52-week period ended on November 4, 2016; and (5) the lowest closing price per share of EarthLink common stock for the 52-week period ended on November 4, 2016. This analysis showed the following implied premia (or discounts):

		Share Price
Historical Date or Period	Share price	Premia/(Discount)
November 4, 2016 (Closing Price on Last
Trading Day Prior to Announcement)	$6.22	(4.8)%
November 3, 2016 (Undisturbed Share Price)	$5.42	9.3%
3 month VWAP	$6.27	(5.5)%
52 Week high	$9.86	(39.9)%
52 week low	$4.97	19.2%

Goldman Sachs also calculated (i) an implied exchange ratio on November 3 and 4, 2016, by dividing the closing price per share of EarthLink common stock on each such trading day by the closing price per share of Windstream common stock on the same trading day, and (ii) the historical average exchange ratios over the 1-month, 3-month, 6-month and 1-year periods ended on November 4, 2016, by first dividing the closing price per share of EarthLink common stock on each trading day during such period by the closing price per share of Windstream common stock on the same trading day and subsequently taking the average of these daily historical exchange ratios over such periods. Goldman Sachs then calculated the premia (or discounts) implied by the exchange ratio to the historical average exchange ratio over the various periods. The following table presents the results of this analysis:

		Premium
	EarthLink/Windstream	(Discount) vs.
Historical Date or Period	Implied Exchange Ratio	Exchange Ratio
November 4, 2016 (Closing Price on Last
Trading Day Prior to Announcement)	0.859x	(4.8)%
November 3, 2016 (Undisturbed Share Price)	0.799x	2.4%
1-month	0.731x	12.0%
3-month	0.713x	14.7%
6-month	0.721x	13.4%
1-Year	0.866x	(5.6)%

Illustrative Present Value of Future Stock Price Analysis

Goldman Sachs performed an illustrative analysis of the implied present value, as of September 30, 2016, of the future stock price of EarthLink, Windstream and the pro forma combined company, respectively, which analysis is designed to provide an indication of the present value of a theoretical future value of the equity of EarthLink, Windstream and the pro forma combined company, as a function of EarthLink’s, Windstream’s and the pro forma combined company’s respective Adjusted EBITDA, as reflected in the Forecasts (which, in the case of the pro forma combined company, included the Synergies) and one-year forward enterprise value (which we refer to in this section of this joint proxy statement/prospectus as EV)/Adjusted EBITDA multiples, for the fiscal years ending on December 31, 2017 and 2018.

For shares of EarthLink common stock, Goldman Sachs calculated the illustrative implied future stock price by (i) calculating the illustrative implied enterprise value for the fiscal years ending on December 31, 2017 and 2018, respectively, by applying multiples ranging from 4.5x to 5.5x to the one-year forward estimated Adjusted EBITDA as of such dates, as reflected in the Forecasts and (ii) deriving illustrative implied future equity values by subtracting from the illustrative implied enterprise values the respective amounts of EarthLink’s net debt as of such dates, as reflected in the Forecasts. The illustrative implied future per share values for EarthLink were then calculated by dividing the illustrative implied future equity values by the total number of fully diluted shares of EarthLink outstanding as of December 31, 2018, as provided by the management of EarthLink. Goldman Sachs then added to the implied future per share values an aggregate amount of estimated per share dividends to be paid by EarthLink through December 31, 2017 or 2018, as applicable, as reflected in the Forecasts. These illustrative implied future per share values were then discounted to September 30, 2016, using a discount rate of 9.8%, reflecting an estimate of EarthLink’s cost of equity. This analysis yielded an illustrative range of implied present values per share of (i) $4.93 to $6.60 using the estimated 2017 one-year forward EV/Adjusted EBITDA multiples and estimated 2018 Adjusted EBITDA and (ii) $5.15 to $6.68 using the estimated 2018 one-year forward EV/Adjusted EBITDA multiples and estimated 2019 Adjusted EBITDA. Goldman Sachs then compared the implied value per share of EarthLink common stock in the merger of $5.92 to the illustrative range of implied present values per share of EarthLink common stock derived from such analyses using the estimated 2018 one-year forward EV/Adjusted EBITDA multiples and estimated 2019 Adjusted EBITDA.

For shares of Windstream common stock, Goldman Sachs calculated the illustrative implied future stock price by (i) calculating the illustrative implied enterprise value for the fiscal years ending on December 31, 2017 and 2018, respectively, by applying multiples ranging from 4.0x to 5.0x to the one-year forward estimated Adjusted EBITDA as of such dates, as reflected in the Forecasts and (ii) deriving illustrative implied future equity values by subtracting from the respective amounts of Windstream’s net debt as of such dates, as reflected in the Forecasts. The implied future per share values for Windstream were then calculated by dividing the illustrative implied future equity values by the total number of fully diluted shares of Windstream outstanding as of December 31, 2018, as provided by the management of Windstream. Goldman Sachs then added to the implied future per share values an aggregate amount of estimated per share dividends to be paid by Windstream through December 31, 2017 or 2018, as applicable, as reflected in the Forecasts. These illustrative implied future per share values were then discounted to September 30, 2016, using a discount rate of 14.1%, reflecting an estimate of Windstream’s cost of equity. This analysis yielded an illustrative range of implied present values per share of (i) $0.97 to $12.08 using the estimated 2017 one-year forward EV/Adjusted EBITDA multiples and estimated 2018 Adjusted EBITDA and (ii) $1.92 to $11.37 using the estimated 2018 one-year forward EV/Adjusted EBITDA multiples and estimated 2019 Adjusted EBITDA.

For shares of the pro forma combined company, Goldman Sachs calculated the illustrative implied future stock price by (i) calculating the illustrative implied enterprise value for the fiscal years ending on December 31, 2017 and 2018, respectively, by applying multiples ranging from 4.0x to 5.0x to the one-year forward estimated Adjusted EBITDA as of such dates, as reflected in the Forecasts and after giving effect to the Synergies and (ii) deriving illustrative implied future equity values by subtracting the respective amounts of the pro forma combined company’s net debt as of such dates, as reflected in the Forecasts. The implied future per share values were then calculated by dividing the illustrative implied future equity values by the total number of fully diluted shares of the pro forma combined company outstanding as of December 31, 2018, as provided by the management of EarthLink. Goldman Sachs then added to the illustrative implied per share values an aggregate amount of estimated per share dividends to be paid by the pro forma combined company through December 31, 2017 or 2018, as applicable, as reflected in the Forecasts. These illustrative implied future per share values were then discounted to September 30, 2016, using a discount rate of 12%, reflecting an estimate of the pro forma combined company’s cost of equity. As set forth in the November 5 Presentation, this analysis yielded an illustrative range of implied present values per share of (i) $4.12 to $11.42 using the estimated 2017 one-year forward EV/Adjusted EBITDA multiples and estimated 2018 Adjusted EBITDA and (ii) $5.64 to $12.28 using the estimated 2018 one-year forward EV/Adjusted EBITDA multiples and estimated 2019 Adjusted EBITDA. Using the Corrected Estimates and Calculations, this analysis yielded an illustrative range of implied present values per share of (i) $4.40 to $11.70 using the estimated 2017 one-year forward EV/Adjusted EBITDA multiples and estimated 2018 Adjusted EBITDA and (ii) $5.89 to $12.53 using the estimated 2018 one-year forward EV/Adjusted EBITDA multiples and estimated 2019 Adjusted EBITDA.

Goldman Sachs then calculated an illustrative range of implied present values per share of EarthLink’s share, taking into account the exchange ratio, of the pro forma combined company using the illustrative EarthLink and pro forma combined company present value of future stock price analyses described above. These illustrative implied future per share values were then discounted to September 30, 2016, using discount rates ranging from 11.0% to 13.0%, reflecting estimates of the pro forma combined company’s cost of equity. As set forth in the November 5 Presentation, this analysis yielded an illustrative range of $4.46 to $10.26 using the estimated 2018 one-year forward EV/Adjusted EBITDA multiples and estimated 2019 Adjusted EBITDA. Using the Corrected Estimates and Calculations, this analysis yielded an illustrative range of $4.65 to $10.47 using the estimated 2018 one-year forward EV/Adjusted EBITDA multiples and estimated 2019 Adjusted EBITDA.

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis of EarthLink, Windstream and the pro forma combined company, in each case using the Forecasts (which, in the case of the pro forma combined company, included the Synergies). In the illustrative discounted cash flow analyses described in this section, unlevered free cash flows, which is projected Adjusted EBITDA, minus taxes (calculated by multiplying the tax rate contained in the Forecasts by projected earnings before interest and taxes), minus projected capital expenditures and minus the projected increase in net working capital, was calculated using the Forecasts. In addition, stock based compensation was treated as a cash expense for purposes of determining unlevered free cash flows.

For the discounted cash flow analysis of EarthLink, Goldman Sachs first calculated a range of illustrative implied enterprise values for EarthLink by discounting to present value, as of September 30, 2016, using discount rates ranging from 7.50% to 9.00%, reflecting estimates of EarthLink’s weighted average cost of capital, (i) estimates of unlevered free cash flows for EarthLink for the period from September 30, 2016 through December 31, 2019, as reflected in the Forecasts and (ii) a range of illustrative terminal values for EarthLink derived by applying perpetuity growth rates ranging from 0.0% to 2.0% to a terminal year estimate of EarthLink’s projected unlevered free cash flows, as reflected in the Forecasts, and which implied a range of terminal EBITDA multiples of 3.3x to 5.5x (as set forth in the Corrected Estimates and Calculations). Goldman Sachs then subtracted from such range of illustrative implied enterprise values the amount of EarthLink’s reported net debt as of September 30, 2016 and added to such range of illustrative implied enterprise values the estimated net present value of EarthLink’s net operating losses, as provided by the management of EarthLink, to derive a range of illustrative equity values for EarthLink. Goldman Sachs then divided the range of illustrative equity values by the number of fully diluted shares of EarthLink outstanding as of October 31, 2016, as provided by the management of EarthLink. As set forth in the November 5 Presentation, this analysis indicated a range of illustrative present values per share of EarthLink common stock ranging from $4.24 to $7.89, and using the Corrected Estimates and Calculations, this analysis indicated a range of illustrative present values per share of EarthLink common stock ranging from $4.17 to $7.81.

For the discounted cash flow analysis of Windstream, Goldman Sachs first calculated a range of illustrative implied enterprise values for Windstream by discounting to present value, as of September 30, 2016, using discount rates ranging from 7.75% to 8.75%, reflecting estimates of Windstream’s weighted average cost of capital, (i) estimates of unlevered free cash flows for Windstream for the period from September 30, 2016 through December 31, 2019, as reflected in the Forecasts and (ii) a range of illustrative terminal values for Windstream derived by applying perpetuity growth rates ranging from 0.0% to 2.0% to a terminal year estimate of Windstream’s projected unlevered free cash flows, as reflected in the Forecasts, and which implied a range of terminal EBITDA multiples of 3.4x to 7.2x (using the Corrected Estimates and Calculations). Goldman Sachs then subtracted from such range of illustrative implied enterprise values the amount of Windstream’s reported net debt as of September 30, 2016 and added to such range of illustrative implied enterprise values the estimated net present value of Windstream’s net operating losses, as provided by the management of EarthLink, to derive a range of illustrative equity values for Windstream. Goldman Sachs then divided the range of illustrative equity values by the number of fully diluted shares of EarthLink outstanding as of October 31, 2016, as provided by the management of Windstream. As set forth in the November 5 Presentation, this analysis indicated a range of illustrative present values per share of Windstream common stock ranging from $0.00 to $32.03, and using the Corrected Estimates and Calculations, this analysis indicated a range of illustrative present values per share of Windstream common stock ranging from $0.00 to $32.02.

For the discounted cash flow analysis of the pro forma combined company, Goldman Sachs first calculated a range of illustrative implied enterprise values for the pro forma combined company by discounting to present value, as of September 30, 2016, using discount rates ranging from 7.75% to 8.75%, reflecting estimates of the pro forma combined company’s weighted average cost of capital, (i) estimates of unlevered free cash flows for the pro forma combined company for the period from September 30, 2016 through December 31, 2019, as reflected in the Forecasts and after giving effect to the Synergies and (ii) a range of illustrative terminal values for the pro forma combined company derived by applying perpetuity growth rates ranging from 0.0% to 2.0% to a terminal year estimate of the pro forma combined company’s projected unlevered free cash flows, as reflected in the Forecasts and after giving effect to the Synergies. Goldman Sachs then subtracted from such range of illustrative implied enterprise values the amount of the pro forma combined company’s implied net debt as of September 30, 2016, as provided by the management of EarthLink, and added the estimated net present value of the pro forma combined company’s net operating losses, as provided by the management of EarthLink, to derive a range of illustrative equity values for the pro forma combined company. Goldman Sachs then divided the range of illustrative equity values by the number of fully diluted shares of the pro forma combined company outstanding as of October 31, 2016, as provided by the management of EarthLink. As set forth in the November 5 Presentation, this analysis indicated a range of illustrative present values of EarthLink’s share, taking into account the exchange ratio, of the pro forma combined company ranging from $0.77 to $21.69, and using the Corrected Estimates and Calculations, this analysis indicated a range of illustrative present values per share of EarthLink’s share, taking into account the exchange ratio, of the pro forma combined company ranging from $0.72 to $21.64.

Illustrative Financial Contribution Analysis

Goldman Sachs analyzed the implied equity contributions of EarthLink and Windstream to the pro forma combined company, based on specific estimated future financial metrics including revenue, Adjusted EBITDA, dividend yield and levered free cash flows (which we refer to in this section of this joint proxy statement/prospectus as LFCF) for the next twelve months and for estimated fiscal years ending on December 31, 2017 and 2018, as reflected in the Forecasts and using market data as of November 3, 2016. The analysis was conducted on a pro forma basis by applying (i) a blended multiple to EarthLink’s and Windstream’s respective revenue and Adjusted EBITDA metrics to arrive at an illustrative implied enterprise value as of the end of the next twelve months and December 31, 2017 and 2018 for each of EarthLink and Windstream and subtracting EarthLink’s and Windstream’s respective amounts of net debt as of such dates, as reflected in the Forecasts, to calculate an implied equity value for each of EarthLink and Windstream and (ii) a blended estimated yield to EarthLink’s and Windstream’s respective dividend and LFCF metrics to arrive at an implied equity value for each of EarthLink and Windstream.

The analysis resulted in the following implied equity contribution of EarthLink and Windstream, respectively, to the pro forma combined company and the implied exchange ratio for a share of EarthLink common stock into Windstream common stock, in each case, using each financial metric for EarthLink and Windstream for the next twelve months ended November 2017 and the estimated fiscal years ending on December 31, 2017 and 2018:

	Weighted Contribution to Pro Forma Combined Company		Implied Exchange Ratio
	Windstream	EarthLink
Revenue
NTM	48.8%	51.2%	0.901 x
2017E	49.0%	51.0%	0.894 x
2018E	43.6%	56.4%	1.110 x
EBITDA
NTM	54.6%	45.4%	0.712 x
2017E	53.8%	46.2%	0.738 x
2018E	47.6%	52.4%	0.944 x
Dividend
NTM	72.6%	27.4%	0.325 x
2017E	72.0%	28.0%	0.334 x
2018E	72.9%	27.1%	0.320 x
LFCF
2017E	32.9%	67.1%	1.752 x
2018E	52.2%	47.8%	0.785 x

Premia Analysis

Using information obtained from Thomson Reuters, Goldman Sachs reviewed and analyzed the acquisition premia for certain publicly disclosed all-stock mergers since 2006 with a transaction value of less than $5 billion, excluding any transaction involving a financial sponsor and transactions where the acquirer’s market capitalization was more than 90% larger than the target’s market capitalization at the time of the transaction, calculated relative to the target’s closing share price (i) one day prior to announcement, (ii) one week prior to announcement and (iii) four weeks prior to announcement. Using such data, Goldman Sachs calculated the first and third quartile acquisition premia for these selected transactions as 5.4% and 28.0%, respectively, for the one day premia, 5.3% and 31.2%, respectively, for the one week premia and 12.8% and 37.0%, respectively, for the four week premia. Based on these calculations, Goldman Sachs applied the first and third quartile one day premia to the undisturbed closing share price of EarthLink common stock on November 3, 2016 to derive illustrative implied prices per share of EarthLink common stock of $5.71 to $6.94.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to EarthLink or Windstream or the contemplated merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the EarthLink Board as to the fairness from a financial point of view to the holders (other than Windstream and its affiliates) of EarthLink common stock, as of the date of the opinion, of the exchange ratio pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of EarthLink, Windstream, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The exchange ratio was determined through arm’s-length negotiations between EarthLink and Windstream and was approved by the EarthLink Board. Goldman Sachs provided advice to EarthLink during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to EarthLink or its board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

As described below, Goldman Sachs’ opinion to the EarthLink Board was one of many factors taken into consideration by the EarthLink Board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of EarthLink, Windstream, any of their respective affiliates and third parties or any currency or commodity that may be involved in the mergers contemplated by the merger agreement. Goldman Sachs acted as financial advisor to EarthLink in connection with, and participated in certain of the negotiations leading to, the mergers contemplated by the merger agreement. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Windstream and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as a joint bookrunner with respect to the transfer by Windstream of 14,703,993 shares of common stock of Communications Sales & Leasing, Inc., a former subsidiary of Windstream, in exchange for outstanding loans (aggregate principal amount $309,000,000) under Windstream’s revolving credit facility in April 2015. During the two-year period ended November 5, 2016, Goldman Sachs has received compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Windstream and/or its affiliates of approximately $1,158,273. Goldman Sachs may also in the future provide investment banking services to EarthLink, Windstream and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation. During the two-year period ended November 5, 2016, Goldman Sachs has not received any fees for investment banking or other financial services from EarthLink.

The EarthLink Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the mergers. Pursuant to a letter agreement dated October 24, 2016, EarthLink engaged Goldman Sachs to act as its financial advisor in connection with the contemplated mergers. The engagement letter between EarthLink and Goldman Sachs provides for a transaction fee of $3,500,000, all of which is payable upon consummation of the mergers. In addition, EarthLink has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Certain Prospective Financial Information of EarthLink

EarthLink does not as a matter of course make public long-term forecasts as to future performance or other prospective financial information beyond the current fiscal year, and EarthLink is especially wary of making forecasts or projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, as part of the due diligence review of EarthLink in connection with the mergers, EarthLink’s management prepared and provided to Windstream, as well as to Foros and Goldman Sachs in connection with their respective evaluation of the fairness of the merger consideration, the EarthLink Projections, which include certain non-public, internal financial forecasts regarding EarthLink’s projected future operations for the 2016 through 2019 fiscal years.

EarthLink has included below a summary of the EarthLink Projections for the purpose of providing stockholders and investors access to certain non-public information that was furnished to EarthLink’s financial advisers, and such information may not be appropriate for other purposes. The EarthLink Projections were also considered by the EarthLink Board for purposes of evaluating the mergers. Windstream was also provided with a set of financial forecasts of EarthLink for purposes of its due diligence that were nearly identical to the EarthLink Projections, the differences of which included approximately $1 million less for estimated Capital Expenditures for 2016, resulting in a corresponding difference of approximately $2 million more, when rounded, for estimated Unlevered Free Cash Flows for 2016 (which are also referred to in this joint proxy statement/prospectus, where applicable, as the EarthLink Projections). The EarthLink Board also considered non-public, financial forecasts prepared by Windstream regarding Windstream’s anticipated future operations for the 2016 through 2019 fiscal years for purposes of evaluating Windstream and the mergers. See the section entitled “—Certain Prospective Financial Information of Windstream” beginning on page 123 for more information about the forecasts prepared by Windstream.

The EarthLink Projections, which are summarized below, were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles in the United States. Ernst & Young LLP has not examined, compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP reports incorporated by reference in this joint proxy statement/prospectus relate to EarthLink’s historical financial information. They do not extend to the EarthLink Projections and should not be read to do so. The summary of the EarthLink Projections included below is not being included to influence your decision whether to vote for the mergers and the transactions contemplated in connection with the mergers, but because such EarthLink Projections were provided by EarthLink to Foros and Goldman Sachs.

While presented with numeric specificity, the EarthLink Projections were based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to EarthLink’s businesses) that are inherently subjective and uncertain and are beyond the control of EarthLink’s management. Important factors that may affect actual results and cause the EarthLink Projections to not be achieved include, but are not limited to, risks and uncertainties relating to EarthLink’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the “Risk Factors” section of EarthLink’s Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. The EarthLink Projections also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the EarthLink Projections. Accordingly, there can be no assurance that the forecasted results summarized below will be realized.

The inclusion of a summary of the EarthLink Projections in this joint proxy statement/prospectus should not be regarded as an indication that any of EarthLink, Windstream or their respective affiliates, advisors or representatives considered the EarthLink Projections to be predictive of actual future events, and the EarthLink Projections should not be relied upon as such nor should the information contained in the EarthLink Projections be considered appropriate for other purposes. None of EarthLink, Windstream or their respective affiliates, advisors, officers, directors or representatives can give you any assurance that actual results will not differ materially from the EarthLink Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the EarthLink Projections to reflect circumstances existing after the date the EarthLink Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these forecasts are shown to be in error. Since the forecasts cover multiple years, such information by its nature becomes less meaningful and predictive with each successive year. EarthLink does not intend to make publicly available any update or other revision to the EarthLink Projections summarized below. None of EarthLink or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding EarthLink’s ultimate performance compared to the information contained in the EarthLink Projections summarized below, or that the forecasted results will be achieved. EarthLink has made no representation to Windstream, in the merger agreement or otherwise, concerning the EarthLink Projections. The EarthLink Projections summarized below do not give effect to the mergers. EarthLink urges all stockholders to review EarthLink’s reported financial results in its most recent SEC filings.

Summary of EarthLink Management Case

	2016	2017	2018	2019
($ in millions)	Estimate	Estimate	Estimate	Estimate
Total Revenue	$960	$905	$910	$938
Adjusted EBITDA[1]	$215	$202	$209	$217
Adjusted EBITDA Margin[1]	22.4%	22.3%	22.9%	23.1%
Capital Expenditures	$85	$93	$96	$102
Unlevered Free Cash Flow[1]	$130	$109	$112	$115
____________________

(1)

Adjusted EBITDA, Unlevered Free Cash Flow and Adjusted EBITDA Margin are non-GAAP measures and are not determined in accordance with GAAP. EarthLink management believes that these non-GAAP financial performance measures reflect EarthLink’s ongoing business in a manner that allows for meaningful comparisons and analysis of trends in its business, as they exclude the effect of non-operational items, such as restructuring, acquisition and integration-related costs, gain on sale of business and loss on extinguishment of debt and non-cash items, such as depreciation and amortization and stock-based compensation expense. EarthLink management believes that excluding the effects of certain non-operational and non-cash items enables investors to better understand and analyze the current period’s results and provides a better measure of comparability. EarthLink management also believes that these non-GAAP financial measures enable investors to evaluate EarthLink’s operating results and future prospects in the same manner as management. These non-GAAP financial measures may also facilitate comparing financial results across accounting periods and to those of peer companies.

There are limitations to using these non-GAAP financial measures. Adjusted EBITDA, Unlevered Free Cash Flow and Adjusted EBITDA Margin are not indicative of cash provided or used by operating activities and may differ from comparable information provided by other companies. Adjusted EBITDA, Unlevered Free Cash Flow and Adjusted EBITDA Margin should not be considered in isolation, as an alternative to, or more meaningful than measures of financial performance determined in accordance with GAAP.

Adjusted EBITDA is defined as net income (loss) before interest expense and other, net, income taxes, depreciation and amortization, stock-based compensation expense, impairment of goodwill and long-lived assets, restructuring, acquisition and integration-related costs, gain on sale of businesses and loss on extinguishment of debt. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by total revenue. EarthLink management uses Adjusted EBITDA to evaluate the performance of EarthLink’s business and for strategic planning and forecasting. Adjusted EBITDA is also used in incentive compensation arrangements and is a factor in calculating debt covenants.

Unlevered Free Cash Flow is defined as net income (loss) before interest expense and other, net, income taxes, depreciation and amortization, stock-based compensation expense, impairment of goodwill and long-lived assets, restructuring, acquisition and integration-related costs, gain on sale of businesses and loss on extinguishment of debt, less cash used for purchases of property and equipment. Unlevered Free Cash Flow is used by EarthLink management to evaluate the performance of EarthLink’s business and to assess its ability to fund capital expenditures, make strategic acquisitions, service and repay debt and pay dividends.

EarthLink does not provide GAAP financial measures on a forward-looking basis because the company is unable to predict with reasonable certainty future changes in interest rates, changes in the company’s effective income tax rates or the future impact of unusual gains and losses, restructuring, acquisition and integration-related costs and purchase accounting fair value adjustments without unreasonable effort. These items are uncertain, depend on various factors, and could be material to EarthLink’s results computed in accordance with GAAP.

Windstream’s Reasons for the Mergers; Recommendation of Windstream’s Board of Directors

In reaching its decision to approve the merger agreement and recommend approval of the Windstream stock issuance and the adoption of the Windstream charter amendment, the Windstream Board consulted with Windstream’s management, as well as with Windstream’s legal and financial advisors, and also considered a number of factors that it viewed as supporting its decisions, including, but not limited to, the following (not necessarily in order of relative importance):

●	the mergers will create a stronger, more competitive national telecommunications provider with a nationwide network of approximately 145,000 fiber route miles;

●

the expectation that the mergers will expand Windstream’s fiber network with strategic routes to increase wholesale transport opportunities and on-net traffic and meaningfully reduce access costs for the combined company;

●

the combined company will have greater potential to create value for stockholders than Windstream would otherwise have on a stand-alone basis, with a significant increase in scale and potential to achieve meaningful synergies through, among other factors, the consolidation of corporate overhead and duplicate functions;

●	the expectation that the transaction will be significantly accretive to Windstream’s adjusted free cash flow per share, allowing greater financial flexibility for strategic network investments and debt reduction and providing support for the continued payment of Windstream’s existing dividend after closing of the transaction;

●	the expectation that the mergers likely will create greater than $125 million in annual operating and capital expense synergies expected to be realizable within three years of closing;
●	the expectation that the mergers will reduce pro forma gross leverage for the combined company after taking into account all anticipated synergies;
●	the fact that EarthLink’s fiber footprint is highly complementary with Windstream’s fiber footprint, especially in the Southeastern United States, and would expand Windstream’s current network by 29,000 fiber route miles of which 16,000 miles will be unique fiber routes not currently serviced by Windstream;

●	the expectation that the similar operating structures and goals of the two companies will drive advancement of products and services, including SD WAN and UCaaS, allowing the combined company to be a stronger competitor in a market dominated by larger telecommunication providers;

●	the expectation that the combined company will benefit from utilization of Windstream’s and EarthLink’s respective accumulated net operating losses after the closing;
●	its knowledge of Windstream’s business, operations, financial condition, earnings and prospects and its knowledge of EarthLink’s business, operations, financial condition, earnings and prospects, taking into account the results of Windstream’s thorough due diligence review of EarthLink conducted by its management team, key personnel and its advisors;

●	the fact that nine members of the proposed twelve-member combined company board will be members of the existing Windstream Board and that Mr. Thomas will be the chief executive officer and Mr. Gunderman will be the chief financial officer of the combined company;

●	the current and prospective business climate in the industry in which Windstream and EarthLink operate;
●	the projected financial results of Windstream and EarthLink as standalone companies and the fit of the transaction with Windstream’s strategic goals;
●	the financial analysis presentation of Barclays and the oral opinion of Barclays rendered to the Windstream Board on November 5, 2016 (which was subsequently confirmed in writing) to the effect that, as of November 5, 2016, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the exchange ratio to be paid by Windstream was fair to Windstream from a financial point of view as more fully described in the section entitled “—Opinion of Windstream’s Financial Advisor” beginning on page 112;

●	the historical stock prices of Windstream and EarthLink, including the fact that the implied value of the exchange ratio of 0.818 shares of Windstream common stock per share of EarthLink common stock represents a 13% premium to the average exchange ratio of 0.721 over the 30-day period ended November 3, 2016 (the last unaffected trading day before rumors about a possible transaction between EarthLink and Windstream were published by Reuters);

●	the terms and conditions of the merger agreement, including the strong commitments by both Windstream and EarthLink to complete the mergers;
●	the fact that the merger agreement provides for a fixed exchange ratio and that no adjustment will be made in the merger consideration to be received by EarthLink stockholders in the merger as a result of possible increases or decreases in the trading price of Windstream’s common stock following the announcement of the merger; and

●	the fact that existing Windstream stockholders are expected to own approximately 51% of the combined company immediately after completion of the mergers and will have the opportunity to participate in the future performance of the combined company;

The Windstream Board weighed the foregoing against a number of potentially negative factors, including:

●	the risk that anticipated benefits of the mergers, including anticipated synergies, may not be realized as a result of difficulties integrating the two companies;
●	the risk that, despite the combined efforts of Windstream and EarthLink prior to the consummation of the mergers, the combined company may lose key personnel;
●	the risk that the terms of the merger agreement, including provisions relating to the payment of a termination fee under specified circumstances, could have the effect of discouraging other parties that would be interested in a transaction solely with Windstream from proposing such a transaction;

●	the risk that if EarthLink terminates the merger agreement because Windstream is unable to obtain sufficient financing to consummate the transactions pursuant to the merger agreement, then Windstream may be obligated to pay a termination fee of $70 million;

●	the risks that anticipated revenues of the combined company will not be obtained due to exposure to EarthLink’s large small business customer base, which is a very competitive segment of the market in which Windstream and EarthLink operate;

●	the risks that the combined company might incur higher costs than anticipated given that the majority of EarthLink’s customers are off-net, which entail higher average access costs per customer than the majority of Windstream’s customers;

●	the risk that credit rating agencies might downgrade Windstream’s ratings or might place Windstream’s credit ratings under review for downgrade as a result of the mergers;
●	the risk that changes in the regulatory landscape may adversely affect the business benefits anticipated to result from the mergers;
●	EarthLink’s right, subject to certain conditions, to respond to and negotiate with respect to certain alternative takeover proposals made prior to the time EarthLink stockholders adopt the merger agreement;

●	the restrictions in the merger agreement on the conduct of Windstream’s and EarthLink’s respective businesses during the period between execution of the merger agreement and completion of the mergers;
●	the risk that Windstream or EarthLink stockholders may object to and challenge the mergers and take actions that may prevent or delay the completion of the mergers, including to vote down the applicable proposals at the Windstream or EarthLink special meetings;

●	the risk that applicable regulators may object to and challenge the mergers and take actions that may prevent, delay or condition the completion of the mergers;
●	the risk that the pendency of the mergers for an extended period of time following the announcement of the mergers could have an adverse impact on Windstream or the combined company;
●	the potential for diversion of management and employee attention during the period prior to completion of the mergers, and the potential negative effects on Windstream’s and the combined company’s businesses; and

●	the risks of the type and nature described under the heading “Risk Factors” beginning on page 51 and the matters described under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 49.

The Windstream Board considered all of these factors as a whole, and, on balance, concluded that they supported a determination to (1) approve the merger agreement, (2) approve the mergers upon the terms and subject to the conditions set forth in the merger agreement, (3) approve the issuance by Windstream of 0.818 shares of Windstream common stock per share of EarthLink common stock pursuant to and in accordance with the terms and conditions of the merger agreement and (4) approve (subject to Windstream stockholder approval) the adoption of the Windstream charter amendment. The foregoing discussion of the factors considered by the Windstream Board is not intended to be exhaustive, but rather includes the principal factors considered by the Windstream Board. In light of the number and wide variety of factors considered in connection with its evaluation of the mergers and the complexity of these factors, the Windstream Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights to the various factors that it considered in reaching its decision. In considering these factors, individual members of the Windstream Board may have given differing weights to different factors. The Windstream Board conducted an overall review of the factors described above, including thorough discussions with Windstream’s management and legal and financial advisors. In considering the recommendation of the Windstream Board to approve the share issuance proposal, Windstream stockholders should be aware that Windstream’s directors may have interests in the mergers that are different from, or in addition to, those of Windstream stockholders generally. For additional information, see the section entitled “—Interests of Windstream Directors and Officers in the Mergers” beginning on page 125.

The factors contained in this explanation of the reasoning of the Windstream Board and certain information presented in this section are forward-looking in nature. Therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 49.

The Windstream Board unanimously approved the merger agreement and the transactions contemplated thereby, including the Windstream stock issuance and the Windstream charter amendment, and has determined and declared that they are advisable and are in the best interests of Windstream and its stockholders. The Windstream Board unanimously recommends that the Windstream stockholders vote “FOR” the Windstream stock issuance proposal, “FOR” the Windstream charter amendment proposal and “FOR” the Windstream adjournment proposal.

Opinion of Windstream’s Financial Advisor

Windstream engaged Barclays to act as its financial advisor with respect to a possible transaction with EarthLink, as confirmed in an engagement letter dated November 1, 2016. On November 5, 2016, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Windstream Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the exchange ratio to be paid by Windstream was fair to Windstream, from a financial point of view.

The full text of Barclays’ written opinion, dated as of November 5, 2016, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the Windstream Board, addresses only the fairness, from a financial point of view, of the exchange ratio to be paid by Windstream and does not constitute a recommendation to any stockholder of Windstream as to how such stockholder should vote with respect to the mergers or any other matter. The terms of the mergers were determined through arm’s-length negotiations between Windstream and EarthLink and were unanimously approved by the Windstream Board. Barclays did not recommend any specific form of consideration to Windstream or that any specific form of consideration constituted the only appropriate consideration for the mergers. Barclays was not requested to address, and its opinion does not in any manner address, Windstream’s underlying business decision to proceed with or effect the mergers, the likelihood of the consummation of the mergers, or the relative merits of the mergers as compared to any other transaction or business strategy in which Windstream might engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the mergers, or any class of such persons, relative to the merger consideration to be offered to the stockholders of EarthLink in the mergers. No limitations were imposed by the Windstream Board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

●	reviewed and analyzed the merger agreement and the specific terms of the mergers;
●	reviewed and analyzed publicly available information concerning Windstream and EarthLink that Barclays believed to be relevant to its analysis, including Windstream’s and EarthLink’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016 and June 30, 2016;

●	reviewed and analyzed drafts of Windstream’s and EarthLink’s respective Quarterly Reports on Form 10-Q for the fiscal quarter ended September 30, 2016;

●	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Windstream furnished to Barclays by Windstream, including the Windstream Projections;

●	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of EarthLink furnished to Barclays by Windstream, including (i) the EarthLink Projections and (ii) financial projections of EarthLink prepared by management of Windstream (which we refer to in this joint proxy statement/prospectus as the Windstream EarthLink Projections);

●	reviewed and analyzed net operating loss projections of Windstream prepared by management of Windstream (which we refer to in this joint proxy statement/prospectus as the Windstream NOL Projections) and net operating loss projections of EarthLink prepared by management of Windstream (which we refer to in this joint proxy statement/prospectus, together with the Windstream NOL Projections, as the NOL Projections);

●	reviewed and analyzed the trading histories of Windstream’s and EarthLink’s common stock for the last twelve months as of November 3, 2016 (the last full trading day prior to news reports of a potential merger of Windstream and EarthLink) and a comparison of those trading histories with those of other companies that Barclays deemed relevant;

●	reviewed and analyzed a comparison of the historical financial results and present financial condition of Windstream and EarthLink with each other and with those of other companies that Barclays deemed relevant;

●	reviewed and analyzed a comparison of the financial terms of the mergers with the financial terms of certain other transactions that Barclays deemed relevant;
●	reviewed and analyzed the pro forma impact of the mergers on the future financial performance of the combined company, including (i) certain financial and operating information with respect to the business, operations and prospects of Windstream on a pro forma basis giving effect to the mergers furnished to Barclays by Windstream, including financial projections of Windstream on a pro forma basis giving effect to the mergers prepared by management of Windstream (which we refer to in this joint proxy statement/prospectus as the Pro Forma Projections) and (ii) cost savings and operating synergies expected by the management of Windstream to result from the mergers (which we refer to in this joint proxy statement/prospectus, collectively, as the Expected Synergies);

●	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of Windstream and EarthLink;
●	reviewed and analyzed the relative contributions of Windstream and EarthLink to the future financial performance of the combined company on a pro forma basis;
●	had discussions with the management of Windstream concerning Windstream’s and EarthLink’s businesses, operations, assets, financial conditions and prospects; and
●	undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of Windstream that they were not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. With respect to the Windstream Projections, upon the advice and at the instruction of Windstream, Barclays assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Windstream as to the future financial performance of Windstream and that Windstream would perform substantially in accordance with such projections. With respect to the EarthLink Projections, upon the advice and at the instruction of Windstream, Barclays assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of EarthLink as to the future financial performance of EarthLink. With respect to the Windstream EarthLink Projections, upon the advice and at the instruction of Windstream, Barclays assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Windstream as to the future financial performance of EarthLink and that EarthLink would perform substantially in accordance with such projections. With respect to the Pro Forma Projections, upon the advice and at the instruction of Windstream, Barclays assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Windstream as to the future financial performance of Windstream on a pro forma basis giving effect to the mergers, that the pro forma adjustments to the Windstream Projections were appropriate and that the pro forma combined company would perform substantially in accordance with such Pro Forma Projections. With respect to the NOL Projections, upon the advice and at the instruction of Windstream, Barclays assumed that the amounts of the NOL Projections were reasonable and that the net operating losses contained in the NOL Projections would be realized in accordance with such estimates. Furthermore, upon the advice and at the instruction of Windstream, Barclays assumed that the amounts and timing of the Expected Synergies were reasonable and that the Expected Synergies would be realized in accordance with such estimates. Barclays assumed no responsibility for and it expressed no view as to any such projections or estimates or the assumptions on which they are based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Windstream or EarthLink and did not make or obtain any evaluations or appraisals of the assets or liabilities of Windstream or EarthLink. Barclays’ opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, November 5, 2016. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that might occur after the date of its opinion. Barclays expressed no opinion as to the prices at which shares of EarthLink common stock would trade following the announcement of the mergers or shares of Windstream common stock would trade following the announcement or consummation of the mergers.

Barclays assumed the accuracy of the representations and warranties contained in the merger agreement and all the agreements related thereto. Barclays also assumed, upon the advice and at the instruction of Windstream, that all material governmental, regulatory and third party approvals, consents and releases for the mergers would be obtained within the constraints contemplated by the merger agreement and that the mergers would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays further assumed, at the direction of Windstream, that the mergers would qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Barclays did not express any opinion as to any tax or other consequences that might result from the mergers, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood Windstream had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of Windstream common stock or EarthLink common stock but rather made its determination as to fairness, from a financial point of view, of the exchange ratio to be paid by

Windstream in the proposed transaction on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Windstream Board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Windstream or any other parties to the mergers. None of Windstream, EarthLink, Merger Sub 1, Merger Sub 2, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Selected Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of Windstream and of EarthLink by reference to those companies, which could then be used to calculate implied exchange ratio ranges, Barclays reviewed and compared specific financial and operating data relating to Windstream and EarthLink with selected companies that Barclays, based on its experience in the telecommunications and network services industry, deemed comparable to Windstream and EarthLink. The selected comparable companies with respect to Windstream and EarthLink were:

●	CenturyLink, Inc.	●	Frontier Communications Corporation

●	Cincinnati Bell Inc.	●	Hawaiian Telcom Holdco, Inc.

●	Consolidated Communications Holdings, Inc.	●	Lumos Networks Corp.

●	FairPoint Communications, Inc.

Barclays calculated and compared various financial multiples and ratios of Windstream and EarthLink and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s ratio of its enterprise value (which we refer to in this joint proxy statement/prospectus as EV) to its calendar year 2017 estimated earnings before interest, taxes, depreciation and amortization (which we refer to in this joint proxy statement/prospectus as EBITDA). Also, as part of its selected comparable company analysis, Barclays calculated and analyzed each company’s ratio of its EV to its calendar year 2017 estimated EBITDA less capital expenditures (which we refer to in this joint proxy statement/prospectus as Op. FCF). The EV of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of the calculations for Windstream and EarthLink were performed with, and based on, the Windstream Projections and the Windstream EarthLink Projections, respectively. All of the calculations for the selected comparable companies were performed with, and based on, publicly available financial data and closing prices, as of November 4, 2016, the last trading date prior to the delivery of Barclays’ opinion. The results of this selected comparable company analysis are summarized below:

	EV/2017E EBITDA Multiple	EV/2017E Op. FCF(3)
High	8.2x	14.0x
Median(1)	5.2x	9.5x
Low	4.4x	7.6x
Windstream(2)	4.5x	14.4x
EarthLink(2)	5.5x	10.1x
____________________

(1)	Excludes Windstream and EarthLink

(2)	Financial data as of November 3, 2016 (the last full trading day prior to news reports of a potential merger of Windstream and EarthLink)

(3)	Cincinnati Bell Inc. and Lumos Networks Corp. excluded from range due to outlier multiples that, in Barclays’ professional judgment, were not meaningful.

Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with Windstream or EarthLink. However, because of the inherent differences between the business, operations and prospects of Windstream or EarthLink and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Windstream, EarthLink and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Windstream, EarthLink and the companies included in the selected comparable company analysis.

Windstream Standalone Valuation: Based upon these judgments, Barclays selected a range of EV to calendar year 2017 estimated EBITDA multiples of 4.5x to 5.5x for Windstream. Barclays applied this range to Windstream’s projected calendar year 2017 estimated EBITDA, as set out in the Windstream Projections, to calculate a range of implied EVs of Windstream. After deriving implied EVs for Windstream, Barclays derived implied equity values per share by subtracting Windstream’s net debt as of September 30, 2016 from the implied EVs and dividing the result by the number of fully diluted shares of Windstream common stock calculated using information provided to Barclays by Windstream management. These calculations resulted in a range of implied equity values per share of Windstream common stock of $6.78 to $19.33 (which we refer to in this joint proxy statement/prospectus as the Windstream EBITDA Range).

Based upon its professional judgments discussed above, Barclays also selected a range of EV to calendar year 2017 estimated Op. FCF multiples of 10.0x to 14.0x for Windstream. Barclays applied this range to Windstream’s projected calendar year 2017 estimated Op. FCF, as set out in the Windstream Projections, to calculate a range of implied EVs of Windstream. After deriving implied EVs for Windstream, Barclays derived implied equity values per share by subtracting Windstream’s net debt as of September 30, 2016 from the implied EVs and dividing the result by the number of fully diluted shares of Windstream common stock calculated using information provided to Barclays by Windstream management. These calculations resulted in a range of implied equity values per share of Windstream Common Stock of $0.00 to $5.13 (which we refer to in this joint proxy statement/prospectus as the Windstream Op. FCF Range). For purposes of these analyses, Barclays excluded any results with negative values.

EarthLink Standalone Valuation: Based upon its professional judgments discussed above, Barclays selected a range of EV to calendar year 2017 estimated EBITDA multiples of 4.5x to 5.5x for EarthLink. Barclays applied this range to EarthLink’s projected calendar year 2017 estimated EBITDA, as set out in the Windstream EarthLink Projections, to calculate a range of implied EVs of EarthLink. After deriving implied EVs for EarthLink, Barclays derived implied equity values per share by subtracting EarthLink’s net debt as of September 30, 2016 from the implied EVs and dividing the result by the number of fully diluted shares of EarthLink common stock calculated using information provided to Barclays by Windstream management. These calculations resulted in a range of implied equity values per share of EarthLink common stock of $3.78 to $5.38 (which we refer to in this joint proxy statement/prospectus as the EarthLink EBITDA Range).

Based upon its professional judgments discussed above, Barclays also selected a range of EV to calendar year 2017 estimated Op. FCF multiples of 10.0x to 14.0x for EarthLink. Barclays applied this range to EarthLink’s projected calendar year 2017 estimated Op. FCF, as set out in the Windstream EarthLink Projections, to calculate a range of implied EVs of EarthLink. After deriving implied EVs for EarthLink, Barclays derived implied equity values per share by subtracting EarthLink’s net debt as of September 30, 2016 from the implied EVs and dividing the result by the number of fully diluted shares of EarthLink common stock calculated using information provided to Barclays by Windstream management. These calculations resulted in a range of implied equity values per share of EarthLink Common Stock of $5.34 to $8.84 (which we refer to in this joint proxy statement/prospectus as the EarthLink Op. FCF Range).

Implied Exchange Ratio: Using the ranges of implied equity values per share for Windstream and EarthLink calculated using the comparable companies analyses summarized above, Barclays calculated ranges of implied exchange ratios. Barclays calculated the low end of the calendar year 2017 estimated EBITDA implied exchange ratio range by dividing the low end of the EarthLink EBITDA Range by the high end of the Windstream EBITDA Range, and Barclays calculated the high end of the calendar year 2017 estimated EBITDA implied exchange ratio range by dividing the high end of the EarthLink EBITDA Range by the low end of the Windstream EBITDA Range. These calculations resulted in a range of implied exchange ratios of 0.196x to 0.794x.

Barclays calculated the low end of the calendar year 2017E Op. FCF implied exchange ratio range by dividing the low end of the EarthLink Op. FCF Range by the high end of the Windstream Op. FCF Range. Barclays was unable to calculate a high end of the calendar year 2017E Op. FCF implied exchange ratio range because dividing the high end of the EarthLink Op. FCF Range by the low end of the Windstream Op. FCF Range resulted in an undefined value. Therefore, these calculations resulted in only a lower bound implied exchange ratio of 1.044x.

The following summarizes the result of these calculations:

Range of Implied Exchange Ratios
	Low		High
Calendar Year 2017E EBITDA	0.196x	–	0.794x
Calendar Year 2017E Op. FCF	1.044x	–	Undefined

Selected Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to EarthLink with respect to the industry, business mix, margins and other financial and operating characteristics of their respective businesses.

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Windstream, EarthLink and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the mergers. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the mergers which would affect the acquisition values of the selected target companies and EarthLink.

Barclays examined the following rural local exchange carrier transactions:

Announcement Date	Acquiror	Target
2/5/2015	Frontier Communications	Certain assets of Verizon
	Corporation	Communications Inc.
12/17/2013	Frontier Communications	AT&T Inc.’s Connecticut –
	Corporation	Wireline Assets
2/6/2012	Consolidated Communications	SureWest Communications
Holdings, Inc.
4/22/2010	CenturyLink, Inc.	Qwest Communications
International Inc.
11/24/2009	Windstream	Iowa Telecommunications
Services, Inc.
9/8/2009	Windstream	Lexcom, Inc.
5/13/2009	Frontier Communications	Certain assets of Verizon
	Corporation	Communications Inc.
5/11/2009	Windstream	D&E Communications Inc.

Barclays examined the following competitive local exchange carrier transactions:

Announcement Date	Acquiror	Target
2/22/2016	Verizon Communications Inc.	XO Communications Inc.
11/23/2015	Zayo Group Holdings, Inc.	Allstream, Inc.
6/30/2014	Consolidated Communications	Enventis Corporation
Holdings, Inc.
4/21/2014	Birch Communications, Inc.	Cbeyond, Inc.
8/1/2011	Windstream	PAETEC Holding Corp.
12/20/2010	EarthLink	One Communications Corp.
10/1/2010	EarthLink	ITC^DeltaComm, Inc.
9/13/2010	PAETEC Holding Corp.	Cavalier Telephone Corporation
8/17/2010	Windstream	Kentucky Data Link, Inc.
and Norlight, Inc.
11/3/2009	Windstream	NuVox, Inc.

Based upon its professional judgments discussed above, Barclays selected a range of last twelve month (which we refer to in this joint proxy statement/prospectus as LTM) EBITDA multiples of 5.0x to 6.0x. Barclays applied this range to EarthLink’s estimated 2016 EBITDA, as set forth in the Windstream EarthLink Projections, to calculate a range of implied EVs of EarthLink. After deriving implied EVs for EarthLink, Barclays derived implied equity values per share by subtracting EarthLink’s net debt as of September 30, 2016 from the implied EVs and dividing the result by the number of fully diluted shares of EarthLink common stock calculated using information provided by Windstream management. These calculations resulted in a range of implied equity values per share of EarthLink common stock of $5.37 to $7.13 (which we refer to in this joint proxy statement/prospectus as the 2016E EBITDA Range).

Based upon its professional judgments discussed above, Barclays selected a range of next twelve month (which we refer to in this joint proxy statement/prospectus as NTM) EBITDA multiples of 5.0x to 6.0x. Barclays applied this range to EarthLink’s estimated 2017 EBITDA, as set out in the Windstream EarthLink Projections, to calculate a range of implied EVs of EarthLink. After deriving implied EVs for EarthLink, Barclays derived implied equity values per share by subtracting EarthLink’s net debt as of September 30, 2016 from the implied EVs and dividing the result by the number of fully diluted shares of EarthLink common stock calculated using information provided by Windstream management. These calculations resulted in a range of implied equity values per share of EarthLink common stock of $4.58 to $6.18 (which we refer to in this joint proxy statement/prospectus as the 2017E EBITDA Range).

Implied Exchange Ratio: Using the ranges of implied equity values per share for EarthLink calculated using the precedent transaction analyses summarized above, Barclays calculated ranges of implied exchange ratios. Barclays calculated the low end of the LTM EBITDA multiple implied exchange ratio range by dividing the low end of the 2016E EBITDA Range by Windstream’s November 3, 2016 closing share price on the NASDAQ (the last full trading day prior to news reports of a potential merger of Windstream and EarthLink), and Barclays calculated the high end of the LTM EBITDA multiple implied exchange ratio range by dividing the high end of the 2016E EBITDA Range by Windstream’s November 3, 2016 closing share price on the NASDAQ (the last full trading day prior to news reports of a potential merger of Windstream and EarthLink). These calculations resulted in a range of implied exchange ratios of 0.792x to 1.051x.

Barclays calculated the low end of the NTM EBITDA multiple implied exchange ratio range by dividing the low end of the 2017E EBITDA Range by Windstream’s November 3, 2016 closing share price on the NASDAQ (the last full trading day prior to news reports of a potential merger of Windstream and EarthLink), and Barclays calculated the high end of the NTM EBITDA multiple implied exchange ratio range by dividing the high end of the 2017E EBITDA Range by Windstream’s November 3, 2016 closing share price on the NASDAQ (the last full trading day prior to news reports of a potential merger of Windstream and EarthLink). These calculations resulted in a range of implied exchange ratios of 0.676x to 0.912x.

The following summarizes the result of these calculations:

Range of Implied Exchange Ratios
	Multiple Range	Low		High
LTM EBITDA Multiple	5.0x – 6.0x	0.792x	–	1.051x
NTM EBITDA Multiple	5.0x – 6.0x	0.676x	–	0.912x

Discounted Cash Flow Analysis

In order to estimate the present value of Windstream common stock and of EarthLink common stock, Barclays performed a discounted cash flow analysis of Windstream and EarthLink. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Windstream Standalone Valuation: To calculate the estimated EV of Windstream using the discounted cash flow method, Barclays added (i) Windstream’s projected after-tax unlevered free cash flows for fiscal years 2017 through 2019 based on the Windstream Projections to (ii) the “terminal value” of Windstream as of December 31, 2019, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and taxes and adding back depreciation and amortization expense, and subtracting capital expenditures and capital lease expenses. The residual value of Windstream at the end of the forecast period, or “terminal value,” was estimated by applying a range of terminal value multiples of 4.5x to 5.5x, which was derived by analyzing the results from the selected comparable company analysis and applying such range to the Windstream Projections. The range of after-tax discount rates of 7.00% to 8.00% was selected based on an analysis of the weighted average cost of capital of Windstream and the comparable companies discussed above. Barclays then calculated a range of implied prices per share of Windstream by subtracting estimated net debt as of December 31, 2016 from the estimated EV using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Windstream common stock calculated using information provided by Windstream management. These calculations resulted in a range of implied equity values per share of $1.13 to $12.83 (which we refer to in this joint proxy statement/prospectus as the Windstream DCF Range). This range includes the present value of certain Windstream net operating losses contained in the NOL Projections, which Barclays calculated to have a present value of $2.58 per share of Windstream common stock. In calculating the present value of the Windstream net operating losses contained in the NOL Projections, Barclays, upon the advice and at the instruction of Windstream management, assumed a tax rate of 35% and used a discount rate range of 5.85% to 7.50%.

EarthLink Standalone Valuation: To calculate the estimated EV of EarthLink using the discounted cash flow method, Barclays added (i) EarthLink’s projected after-tax unlevered free cash flows for fiscal years 2017 through 2019 based on the Windstream EarthLink Projections to (ii) the “terminal value” of EarthLink as of December 31, 2019, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and taxes and adding back depreciation and amortization expense, and subtracting capital expenditures. The residual value of EarthLink at the end of the forecast period, or “terminal value,” was estimated by applying a range of terminal value multiples of 4.5x to 5.5x, which was derived by analyzing the results from the selected comparable company analysis and applying such range to the Windstream EarthLink Projections. The range of after-tax discount rates of 7.00% to 8.00% was selected based on an analysis of the weighted average cost of capital of EarthLink and the comparable companies discussed above. Barclays then calculated a range of implied prices per share of EarthLink by subtracting net debt as of September 30, 2016 (Windstream did not receive projections with respect to EarthLink net debt as of December 31, 2016, and thus Windstream instructed Barclays to use EarthLink net debt as of September 30, 2016, as that figure represented Windstream management’s best available estimate and judgment with respect to EarthLink net debt as of December 31, 2016) from the estimated EV using the discounted cash flow method and dividing such amount by the fully diluted number of shares of EarthLink common stock calculated using information provided to Barclays by Windstream management. These calculations resulted in a range of implied equity values per share of $3.87 to $5.12 (which we refer to in this joint proxy statement/prospectus as the Windstream EarthLink DCF Range). This range includes the present value of certain EarthLink net operating losses contained in the NOL Projections, which Barclays calculated to have a present value of $1.44 per share of EarthLink common stock. In calculating the present value of the EarthLink net operating losses contained in the NOL Projections, Barclays, upon the advice and at the instruction of Windstream management, assumed a tax rate of 35% and used a discount rate range of 6.18% to 7.50%.

Barclays also calculated an alternative estimated EV for EarthLink using the discounted cash flow method based on the EarthLink Projections. To calculate the alternative EV of EarthLink using the discounted cash flow method, Barclays added (i) EarthLink’s projected after-tax unlevered free cash flows for fiscal years 2017 through 2019 based on the EarthLink Projections to (ii) the “terminal value” of EarthLink as of December 31, 2019, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and taxes and adding back depreciation and amortization expense and subtracting capital expenditures. The residual value of EarthLink at the end of the forecast period, or “terminal value,” was estimated by applying a range of terminal value multiples of 4.5x to 5.5x, which was derived by analyzing the results from the selected comparable company analysis and applying such range to the EarthLink Projections. The range of after-tax discount rates of 7.00% to 8.00% was selected based on an analysis of the weighted average cost of capital of EarthLink and the comparable companies. Barclays then calculated a range of implied prices per share of EarthLink by subtracting net debt as of September 30, 2016 (Windstream did not receive projections with respect to EarthLink net debt as of December 31, 2016, and thus Windstream instructed Barclays to use EarthLink net debt as of September 30, 2016, as that figure represented Windstream management’s best available estimate and judgment with respect to EarthLink net debt as of December 31, 2016) from the estimated EV using the discounted cash flow method and dividing such amount by the fully diluted number of shares of EarthLink common stock calculated using information provided to Barclays by Windstream management. These calculations resulted in a range of implied equity values per share of $5.62 to $7.38 (which we refer to in this joint proxy statement/prospectus as the EarthLink DCF Range). This range includes the present value of certain EarthLink net operating losses contained in the NOL Projections, which Barclays calculated to have a present value of $1.44 per share of EarthLink common stock. In calculating the present value of the EarthLink net operating losses contained in the NOL Projections, Barclays, upon the advice and at the instruction of Windstream management, assumed a tax rate of 35% and used a discount rate range of 6.18% to 7.50%.

The Windstream and EarthLink DCF analyses summarized above do not include the value of the Expected Synergies. Using publicly available financial data and the Expected Synergies, Barclays calculated the present value, on a per share basis, of the Expected Synergies using a discounted cash flow method based on certain assumptions provided to Barclays by Windstream management, including a discount rate of 7.5% and a perpetuity growth rate of negative 3%. These calculations resulted in an implied value of $3.82 per share of EarthLink common stock, pro forma for the mergers and an implied value of $4.67 per share of Windstream common stock, pro forma for the proposed transaction.

Implied Exchange Ratio: Using the ranges of implied equity values per share for Windstream and EarthLink calculated using the discounted cash flow analyses summarized above, Barclays calculated ranges of implied exchange ratios. Barclays calculated the low end of the Windstream DCF implied exchange ratio range by dividing the low end of the Windstream EarthLink DCF Range by the high end of the Windstream DCF Range, and Barclays calculated the high end of the Windstream DCF implied exchange ratio range by dividing the high end of the Windstream EarthLink DCF Range by the low end of the Windstream DCF Range. These calculations resulted in a range of implied exchange ratios of 0.302x to 4.529x.

Barclays also calculated an alternative range of implied exchange ratios using the EarthLink DCF Range and the Windstream DCF Range. Barclays calculated the low end of the EarthLink DCF implied exchange ratio range by dividing the low end of the EarthLink DCF Range by the high end of the Windstream DCF Range, and Barclays calculated the high end of the Windstream DCF implied exchange ratio range by dividing the high end of the EarthLink DCF Range by the low end of the Windstream DCF Range. These calculations resulted in a range of implied exchange ratios of 0.438x to 6.521x.

The following summarizes the result of these calculations:

Range of Implied Exchange Ratios
	Low		High
Windstream EarthLink DCF / Windstream DCF	0.302x	–	4.529x
EarthLink DCF / Windstream DCF	0.438x	–	6.521x

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Windstream Board selected Barclays because of its familiarity with Windstream and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as its substantial experience in transactions comparable to the proposed transaction.

Barclays is acting as financial advisor to Windstream in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, Windstream agreed to pay Barclays $1.5 million upon the delivery of Barclays’ opinion, which is referred to as the “Opinion Fee” and which becomes payable upon the closing or the termination of the mergers. The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion or the consummation of the proposed transaction. In addition, Windstream has agreed to reimburse Barclays for expenses incurred in connection with the mergers and to indemnify Barclays for certain liabilities that may arise out of its engagement by Windstream and the rendering of Barclays’ opinion. Barclays and its affiliates have performed various investment banking and financial services for Windstream and its affiliates in the past, and it expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services for Windstream and its affiliates: (i) Joint Bookrunner and Joint Lead Arranger in connection with Windstream’s 2016 Term Loan B offering; (ii) Joint Bookrunner in connection with Windstream’s 2016 secondary equity offering of shares of Communications Sales & Leasing Inc. and participating creditor in connection with the related debt-for-equity exchange; and (iii) Joint Bookrunner in connection with Windstream’s 2015 Revolving Credit Facility amendment and extension. As of the date of this joint proxy statement/prospectus, Barclays has received as consideration for such investment banking and financial services $3.3 million. In the past two years, Barclays has not performed any investment banking or financial services for EarthLink or any of its affiliates.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Windstream and EarthLink for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Certain Prospective Financial Information of Windstream

In the course of their mutual due diligence, on October 21, 2016, Windstream provided EarthLink with the Windstream Projections and EarthLink provided Windstream with the EarthLink Projections. In addition, Windstream’s management made certain adjustments to the EarthLink Projections that they deemed appropriate, which yielded the Windstream EarthLink Projections (which we refer to in this joint proxy statement/prospectus, together with the Windstream Projections, the EarthLink Windstream Projections and the EarthLink Projections, as the Projections). Each of the Windstream Projections, the EarthLink Projections and the Windstream EarthLink Projections were provided to the Windstream Board to assist the Windstream Board in its evaluation of the strategic rationale for the mergers and were provided to Barclays in connection with its financial analysis described above under “—Opinion of Windstream’s Financial Advisor” beginning on page 112. EarthLink was also provided with a set of financial forecasts of Windstream that were nearly identical to the Windstream Projections, but which omitted Operating Cash Flow projections for the years ended December 31, 2018 and 2019. EarthLink provided to Windstream extrapolations prepared by EarthLink for the omitted Operating Cash Flow forecasts, which EarthLink estimated to be approximately $446 million for 2018 and $477 million for 2019, which Windstream indicated were generally consistent with Windstream’s internal forecasts. The forecasts as provided to, and adjusted by, EarthLink are referred to in this joint proxy statement/prospectus as the EarthLink Windstream Projections. Each of the EarthLink Windstream Projections and the EarthLink Projections were also used by the EarthLink Board in its evaluation of the strategic rationale for the mergers and were furnished to and used by EarthLink’s financial advisors in connection with their respective financial analyses as described under “—Opinions of EarthLink’s Financial Advisors” beginning on page 86.

The Projections, which are summarized below, are unaudited and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. PricewaterhouseCoopers LLP has not examined, compiled or performed any procedures with respect to the accompanying prospective financial information of Windstream and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports incorporated by reference in this joint proxy statement/prospectus relate to Windstream’s historical financial information. The inclusion of the Projections, which are summarized below, in this joint proxy statement/prospectus should not be regarded as an indication that any of Windstream, EarthLink or any other recipient of the Projections considered, or now considers, them to be necessarily predictive of actual future results. The inclusion of the Projections, which are summarized below, in this joint proxy statement/prospectus will not be deemed an admission or representation by Windstream that such Projections are material. The Projections make numerous assumptions, as further described below, many of which are beyond the control of Windstream and EarthLink, and do not reflect any transaction or event that has occurred or that may occur that was not anticipated at the time the Projections were prepared. The Projections cover multiple years and such information by its nature becomes less predictive with each successive year. Windstream does not intend to update or revise the Projections. The Projections are forward-looking statements. For more information on factors which may cause Windstream or EarthLink’s future financial results to materially vary from those projected in the Projections, see “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 49 and “Risk Factors” beginning on page 51.

The Projections include Adjusted EBITDA, Adjusted EBITDAR and Operating Cash Flow as measures of cash flow. Adjusted EBITDA is defined as operating income before depreciation and amortization, adjusted for the impact of restructuring charges, pension costs and share-based compensation. Operating Cash Flow is defined as Adjusted EBITDA less capital expenditures. Adjusted EBITDAR is defined as operating income before depreciation, amortization and rent expenses, adjusted for the impact of restructuring charges, pension costs and share-based compensation.

While each of Adjusted EBITDA, Adjusted EBITDAR and Operating Cash Flow is a recognizable measure of operating performance for companies in the industry in which Windstream and EarthLink operate, the measure may not be directly comparable to similarly titled measures across companies, including between Windstream and EarthLink. Additionally, the Windstream Board and Barclays may have differing interpretations of Adjusted EBITDA, Adjusted EBITDAR and Operating Cash Flow.

Windstream Projections

($ in millions)	For the fiscal year ending December 31,
	2016	2017	2018	2019
Revenue	$5,429(1)	$5,286	$5,192	$5,156
Adj. EBITDA	$1,271	$1,260	$1,257	$1,274
Operating Cash Flow	$436	$419	$442	$469
Adj. EBITDAR	$1,925	$1,914	$1,913	$1,933

EarthLink Projections

($ in millions)	For the fiscal year ending December 31,
	2016	2017	2018	2019
Revenue	$960	$905	$910	$938
Adj. EBITDA	$215	$202	$209	$217
Operating Cash Flow	$132	$109	$112	$115

Windstream EarthLink Projections

($ in millions)	For the fiscal year ending December 31,
	2016	2017	2018	2019
Revenue	$959(2)	$886	$843	$818
Adj. EBITDA	$217	$192	$171	$163
Operating Cash Flow	$135	$110	$81	$76
____________________

(1)	After providing the Windstream Projections to Barclays and the Windstream Board, Windstream provided Barclays an updated fiscal year 2016 total revenue figure of $5,401,000,000, which represented a trended fiscal year 2016 revenue view based on actual revenue results through September 2016.

(2)	This Revenue projection includes the results from EarthLink's information-technology services business, which EarthLink sold in February 2016. This business accounted for $3 million in revenue. For purposes of Barclays' financial analyses, Windstream instructed Barclays to use $956,000,000 for fiscal year 2016 total revenue, which is pro forma for this sale.

Windstream does not provide GAAP financial measures on a forward-looking basis because it is unable to predict with reasonable certainty future changes in interest rates, changes in the company’s effective income tax rates or the future impact of unusual gains and losses, acquisition-related expenses and purchase accounting fair value adjustments without unreasonable effort. These items are uncertain, depend on various factors, and could be material to Windstream’s results computed in accordance with GAAP.

Interests of Windstream Directors and Executive Officers in the Mergers

The mergers do not constitute a “change in control” under Windstream’s employment or change in control agreements entered into with its executive officers and therefore the merger will not trigger any benefits under such agreements. Likewise, the mergers do not constitute a “change in control” under the equity compensation plans of Windstream and therefore will not cause any acceleration of outstanding Windstream equity awards.

Interests of EarthLink Directors and Executive Officers in the Mergers

When considering the recommendation of the EarthLink Board that stockholders vote to approve the merger proposal, stockholders should be aware that EarthLink’s directors and executive officers may have interests in the mergers that are different from, or in addition to, interests of other EarthLink stockholders generally. The EarthLink Board was aware of and considered these interests, to the extent such interests existed at the time, among other matters, in evaluating and negotiating the merger agreement and the mergers and in recommending that the merger agreement be adopted by the EarthLink stockholders. In the discussion below, EarthLink has quantified payments and benefits to its executive officers and non-employee directors that may be due in connection with the mergers.

Treatment of Equity Awards

Options. At the effective time of the merger, each outstanding option to purchase shares of EarthLink common stock, whether vested or unvested, will be cancelled and converted into the right to receive a number of shares of Windstream common stock equal to (i) the product of the number of shares of EarthLink common stock underlying such option and the exchange ratio, less (ii) that number of shares of Windstream common stock equal to the product of (A) the number of shares of EarthLink common stock subject to such option with a fair market value (determined based on the closing price of EarthLink common stock on the business day immediately preceding the closing date of the merger) equal to the sum of (x) the aggregate exercise price of such EarthLink option plus (y) any withholding on such option and (B) the exchange ratio, provided that any resulting fractional shares of Windstream common stock will be treated in the same manner as any resulting fractional shares of Windstream common stock payable as merger consideration.

Restricted Stock Units. Each outstanding EarthLink restricted stock unit will be assumed by Windstream and converted into a Windstream restricted stock unit with respect to that number of shares of Windstream common stock determined by multiplying the number of shares of EarthLink common stock subject to such EarthLink restricted stock unit by the exchange ratio, provided that any resulting fractional shares of Windstream common stock will be treated in the same manner as any resulting fractional shares of Windstream common stock payable as merger consideration. The other terms of the EarthLink restricted stock unit, including vesting, shall continue to apply to the Windstream restricted stock unit.

Executive Officer Options Value

In addition to the merger consideration related to outstanding shares currently held by EarthLink’s executive officers, assuming completion of the merger on December 31, 2016, approximate values related to outstanding and unexercised options, vested (i.e., options that previously vested according to their standard terms; not options that become vested by operation of the merger) or unvested with respect to EarthLink’s executive officers are as follows:

	Value of Unvested	Value of Vested	Total Value of
Executive	Options ($)	Options ($)	Options ($)
Joseph F. Eazor	$18,000	$18,000	$36,000
Louis M. Alterman	--	--	--
Valerie C. Benjamin	--	--	--
Gerard Brossard	--	--	--
Samuel R DeSimone, Jr.	--	--	--
John T. Dobbins	--	--	--
Bradley A. Ferguson	--	--	--
Jacob J. Ferro	--	--	--
Richard C. Froehlich	--	--	--

The foregoing information is based on such executives’ equity compensation holdings as of December 31, 2016 and assume a price per share of EarthLink common stock of $5.09 (the average closing price of shares of EarthLink common stock on the five days following the announcement of the mergers).

Change-in-Control Accelerated Vesting and Severance Plan

EarthLink maintains the Change-in-Control Accelerated Vesting and Severance Plan (the “CIC Plan”), which provides that the benefits described below will be paid to the executive officers in connection with a qualifying termination in connection with the mergers.

The CIC Plan contains two different benefit categories based on the employee’s position with EarthLink, one for our executive officers and one for other plan participants. All of EarthLink’s executive officers participate in the CIC Plan other than Mr. Eazor who receives change in control benefits under his employment agreement and Mr. Dobbins who will receive benefits under his offer letter with Windstream (discussed below).

If at any time within 24 months after a Change in Control (defined below) occurs, (i) the employment of an executive officer is terminated by EarthLink for any reason other than Cause (defined below), disability or death or (ii) an executive officer voluntarily terminates his employment for Good Reason (defined below), the executive officer is entitled to receive the following benefits: (a) a severance payment equal to 150% of the sum of the executive officer’s salary plus bonus target less the amount of a non-compete payment (which is 66 2/3% of the sum of the executive officer’s base salary and annual target bonus); (b) the non-compete payment and (c) payment of all amounts payable with respect to the executive officer’s elected COBRA coverage (including for spouse and dependents) for 18 months from termination. The severance payment and the non-compete payment will be payable in a lump sum within 30 days of the termination date. The COBRA coverage amounts will be payable no less frequently than monthly over the 18 month period.

The CIC Plan also provides for equity award accelerated vesting benefits. If an executive officer’s stock options are assumed or continued after a Change in Control, all outstanding stock options granted on or before the Change in Control will vest and be exercisable in full, if not already fully vested, on a termination of the employee’s employment by EarthLink without Cause or termination by the employee with Good Reason, within 24 months after the Change in Control occurs; however, if his or her stock options are not assumed or continued after the Change in Control, all outstanding stock options will vest and be exercisable in full contemporaneously with the Change in Control, if not already fully vested. If an executive officer’s restricted stock units are assumed or continued after a Change in Control, generally all outstanding restricted stock units granted on or before the change in Control will vest and be earned and payable in full, if not already fully vested, on a termination of the employee’s employment by EarthLink without Cause or termination by the employee with Good Reason, within 24 months after the Change in Control occurs; however, if his or her restricted stock units are not assumed or continued after the Change in Control, generally all outstanding restricted stock units will vest and be earned and payable in full contemporaneously with the Change in Control, if not already fully vested.

The CIC Plan restricts the participants from competing, directly or indirectly, with EarthLink or soliciting certain of its employees and officers for a period of 18 months following a qualifying termination of employment. The CIC Plan also requires the participants to execute a release and waiver for the benefit of EarthLink prior to any payments being made under the plan.

EarthLink has the right to amend the CIC Plan from time to time and may terminate it at any time; provided, however, that for a certain period of time before a Change in Control (as described in the CIC Plan) or after a Change in Control in EarthLink occurs, (i) no amendment may be made that diminishes any employee’s rights following such Change in Control and (ii) the CIC Plan may not be terminated.

For purposes of the CIC Plan, “Change in Control” generally means a transaction pursuant to which any person acquires more than 50% of the voting power of EarthLink or any merger, reorganization or similar event where the owners of the voting stock of EarthLink before the event do not own voting stock representing at least 50% of the voting power of EarthLink or our successor after the event. For purposes of the CIC Plan, the merger will constitute a Change in Control. For purposes of the CIC Plan, “Cause” generally covers the willful, continued failure to perform employment duties after written notice or willful misconduct that is materially injurious to EarthLink, and “Good Reason” generally covers assignment of duties inconsistent with position or a substantial change in position, reduction of base salary or bonus, relocation of more than 35 miles from current base, failure to effect any incentive or benefit plan, failure of a successor to assume the CIC Plan or any termination that is not for “Cause.”

Short-Term Incentive Bonus Plan

Under EarthLink’s 2016 Short-Term Incentive Bonus Plan, if any of the executive officers are terminated for any reason other than for “cause” or disability following a “change in control” during the 2016 bonus period, such executive officer will be entitled to a bonus payable for the full bonus period as paid to the other participants in the bonus plan and assuming an individual performance factor of 100%. However, the bonus paid to the executive officer will be pro rata in that it will be based only on the executive’s compensation through the date of termination. The merger would be considered a “change in control” under the bonus plan. Such bonus payment would be paid in lump sum at the time of payout for the other participants, no later than March 31, 2017.

Employment Agreement with Mr. Eazor

EarthLink entered into an employment agreement with Mr. Eazor in connection with his appointment as EarthLink’s Chief Executive Officer and President, which was amended and restated in 2016. The employment agreement with Mr. Eazor has a term which currently expires on August 31, 2019 and may be terminated on 90 days notice prior to the end of a term. However, upon a “change in control,” the term automatically extends until 24 months following the change in control. The merger would be considered a

“change in control” under the employment agreement. The employment agreement incorporates into one document all benefits that Mr. Eazor would receive upon termination of employment, including upon a change in control, and, as a result, Mr. Eazor does not participate in the CIC Plan.

Under the employment agreement, Mr. Eazor is entitled to certain benefits if he is terminated for any reason other than for “cause” (as defined in the employment agreement) or if Mr. Eazor terminates his employment for “good reason” (as defined in the employment agreement). For purposes of the employment agreement, “cause” generally covers acts of fraud, conviction of any felony or willful, continued failure to perform his duties to the company and “good reason” generally covers the following acts, which are not cured within 30 days after written notice: significant diminution of his position, failure by EarthLink to comply with the employment agreement, any requirement to be based outside of Atlanta, notice by EarthLink of non-renewal of the employment agreement or a breach by EarthLink of the employment agreement. In either such case, Mr. Eazor will receive an amount equal to (i) 200% of the sum of his base salary and his target bonus payment for the year in which the termination occurs less (ii) the amount of his non-compete payment (which is the sum of his base salary and annual target bonus for the year in which the termination of the employment occurs). Mr. Eazor also would receive the non-compete payment and payment of all amounts payable with respect to Mr. Eazor’s elected COBRA coverage (including for spouse and dependents) for 18 months from termination. These amounts would all be payable in a lump sum within 30 days of the date of termination. The employment agreement also contains provisions for the treatment of outstanding equity awards that are substantially similar to the provisions in the CIC Plan and payment of a pro-rata bonus substantially similar to the provisions in the Short-Term Incentive Bonus Plan.

As an additional inducement to retain Mr. Eazor’s services at the time the employment agreement was amended and restated in 2016, EarthLink also made a cash retention payment to Mr. Eazor of $2.6 million. If EarthLink has become party to a definitive agreement to consummate a transaction that would result in a “change in control” in the twelve months following August 12, 2016 and the transaction that would result in the “change in control” is consummated, Mr. Eazor will be required to reimburse the cash retention payment to EarthLink.

The employment agreement restricts Mr. Eazor from competing, directly or indirectly, with EarthLink or soliciting certain of its employees and officers during the term of the employment agreement and for a period of 12 months following his termination of employment. The employment agreement also requires Mr. Eazor to execute a release for the benefit of EarthLink prior to any payments being made under the agreement.

Indemnification and D&O Insurance

Through the sixth anniversary of the effective date of the merger, Windstream has agreed that it will or will cause the surviving company to indemnify and hold harmless, to the fullest extent permitted by law, the present and former officers and directors of EarthLink and its subsidiaries against certain costs, liabilities and expenses arising out of or pertaining to (i) such person’s service as an officer, director, fiduciary or agent of EarthLink or its subsidiaries or (ii) matters existing or occurring or services performed by such director or officer at the request of EarthLink at or before the effective time of the merger (including the merger agreement or the transactions contemplated thereby), whether asserted prior to, at or after the effective time of the merger. For a period of six years from the effective date of the merger, Windstream also is required to maintain directors’ and officers’ liability and fiduciary liability coverage containing terms and conditions that are not less advantageous in the aggregate as EarthLink’s directors’ and officers’ liability and fiduciary liability policies as in effect on the effective date of the merger, subject to certain limits on the policy annual premiums as set forth in the merger agreement. Alternatively, EarthLink may purchase a six-year prepaid “tail” policy providing substantially equivalent benefits, which Windstream must cause to be maintained in full force and effect for its full term and cause the surviving company to honor any obligations thereunder (or if cancelled, which Windstream must replace for any remaining term). A more complete description of the indemnification and insurance rights provided to EarthLink’s directors and officers under the merger agreement is under the heading “The Merger Agreement—Indemnification and Insurance” beginning on page 160.

Continuing Executive Officer and Non-Employee Directors

Certain executive officers and key employees of EarthLink and certain members of the EarthLink Board may be offered post-closing employment agreements or arrangements, which may include cash, stock or other equity compensation and co-investment opportunities. Windstream has entered into an offer letter in connection with the mergers with Mr. John Dobbins, EarthLink's Executive Vice President of Network Operations. The new offer letter is generally consistent with the terms of other compensation arrangements with Windstream executives. Further details of Mr. Dobbins' offer letter can be found in the “Offer Letter with Mr. Dobbins” section below. The merger agreement provides that the EarthLink Board will appoint three members to sit on the Windstream Board effective as of the effective time of the merger. The directors and executive officers of EarthLink that may continue on with Windstream post-closing have not been determined as of the date of this joint proxy statement/prospectus.

Offer Letter with Mr. Dobbins

The following is a summary of the offer letter entered into between Windstream and Mr. Dobbins. All discussion between Windstream and Mr. Dobbins that resulted in the offer letter occurred subsequent to November 5, 2016, the date that the EarthLink Board approved the merger agreement. The offer letter will become effective on the consummation of the mergers.

Under the offer letter, Mr. Dobbins will serve as Executive Vice President of Access, pursuant to which he will receive (i) an annual base salary of $385,000, (ii) an annual bonus opportunity targeted at 125% of his annual base salary, and (iii) a cash signing bonus of $385,000 to be paid within thirty days of the closing of the mergers (to be repaid in full upon a non-qualifying termination of his employment within twelve months of the mergers). He will also participate in Windstream's long term incentive compensation plan with his 2017 long term incentive equal to 125% of his annual base salary. In addition, Mr. Dobbins will be eligible to participate in employee benefit plans and programs available to similarly situated employees. Mr. Dobbins' EarthLink equity awards that are outstanding as of immediately before the consummation of the mergers will continue to be outstanding and generally subject to the terms and conditions of the applicable award agreements, except that applicable definitions will have the meanings set forth in his offer letter.

On the effective date of the offer letter, Mr. Dobbins will forfeit all benefits he would be entitled to under the CIC Plan (described above). In exchange, Mr. Dobbins will be party to a Windstream Change in Control Agreement pursuant to which he will receive severance benefits generally consistent with Windstream executives.

If, during the period of the offer letter, Mr. Dobbins is terminated for any reason other than cause, disability, or death and a change in control of Windstream has not occurred, then subject to his compliance with the terms of the offer letter, he is entitled to: (i) to twelve (12) months of his base salary, plus (ii) an amount in respect of his target bonus in effect at the time of the termination, plus (iii) a prorated portion of his target bonus in effect at the time of the termination (prorated based on the number of days Mr. Dobbins has been employed during the year in which such termination occurs), of which 50%

of the amount is generally payable in lump sum and 50% is payable in installments. Additionally, on such a termination any unvested EarthLink restricted stock units that were converted to Windstream restricted stock units at Closing will be fully vested as of the date of termination and any such restricted stock units that were performance-based will be deemed to vest at the maximum vesting level.

If, within twenty four months of the effective date of his offer letter, Mr. Dobbins resigns for good reason other than in connection with a change in control of Windstream, then subject to his compliance with the terms of the offer letter, he is entitled to: (i) eighteen months of his annual base salary; plus (ii) one and one-half (1.5) times his target bonus in effect at the time of the termination which amount is generally payable in lump sum. Additionally, on such a resignation for good reason, any unvested EarthLink restricted stock units that were converted to Windstream restricted stock units at closing of the merger will be fully vested as of the date of termination and any such restricted stock units that were performance-based will be deemed to vest at the maximum vesting level. For this purpose, "good reason" generally means the occurrence of any of the following (i) his assignment of duties inconsistent with his position or a substantial adverse alteration in his responsibilities; (ii) a reduction in his annual base salary; (iii) the relocation more than 35 miles away, except for required business travel; (iv) Windstream's failure to continue any material compensation plan in which he participates, unless he is provided an equitable alternative arrangement; or (v) Windstream's failure to continue to provide him with substantially similar benefits.

Mr. Dobbins' receipt of any severance payments is subject to his signing and not revoking a general release of claims on or before the 45th day following his separation from service. Mr. Dobbins is also subject to confidentiality and non-disclosure covenants as well as non-competition and non-solicitation covenants for 12 months post-termination. In addition, amounts payable under the offer letter are subject to the terms of the combined company's clawback policy. If payments under the agreement would be subject to any "golden parachute" excise tax, the payments will be reduced to an amount that is not subject to such tax if Mr. Dobbins would retain more benefit on an after-tax basis.

Other Benefit Plans

Following the effective time of the merger, Windstream will honor all EarthLink benefit plans as in effect immediately before the effective time of the merger, provided that Windstream will not be limited or otherwise impaired in amending or terminating such benefit plans in accordance with their terms. A more complete description of employee benefits to be provided to EarthLink’s employees under the merger agreement is under the heading “The Merger Agreement—Employee Matters” beginning on page 158.

Quantification of Potential Payments to EarthLink’s Named Executive Officers in Connection with the Mergers

The information set forth in the tables below are intended to comply with Item 402(t) of Regulation S-K, which requires disclosures of information about certain compensation for each of EarthLink’s named executive officers that is based on or otherwise relates to the mergers and assumes, among other things, that the named executive officers will experience a qualifying termination of employment immediately following the consummation of the merger.

Please note that the amounts described below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date and do not reflect certain compensation actions that may occur before the completion of the mergers. For purposes of calculating such amounts, we have assumed:

●	December 31, 2016 as the closing date of the mergers,

●	a termination of each named executive officer’s employment on December 31, 2016 by the surviving company that constitutes a qualifying termination, and
●	amounts are based on compensation and benefits in effect on December 31, 2016, which may be subject to change prior to the closing date of the mergers.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Other ($)(3)	Total ($)(4)
Joseph F. Eazor	$2,058,834	$7,086,246	$472,326	$9,617,406
Louis M. Alterman	$1,327,151	$1,482,951	$86,737	$2,896,839
Gerard Brossard	$1,566,747	$1,242,331	$55,258	$2,864,336
John T. Dobbins	(5)	$1,187,446	$75,416	(5)
Bradley A. Ferguson	$1,257,621	$1,324,754	$88,492	$2,670,867
Rick C. Froehlich	$1,131,876	$1,441,228	$99,205	$2,672,309
____________________

(1)	(A) The cash amount payable to Messrs. Alterman, Brossard, Ferguson and Froehlich is a lump sum cash payment consisting of the following components: (a) a severance payment equal to 150% of the sum of the executive officer’s salary plus bonus target, less the amount of the non-compete payment (which is 66 2/3% of the sum of the executive officer’s base salary and annual target bonus); (b) the non-compete payment; (c) the pro rata bonus amount due under the 2016 Short-Term Incentive Bonus Plan; and (d) all amounts payable with respect to the executive officer’s elected COBRA coverage (including for spouse and dependents) for 18 months from the termination.

(B) The cash amount payable to Mr. Eazor is a lump-sum cash payment, consisting of the following components: (a) a severance payment equal to 200% of the sum of his base salary and his target bonus payment for the year in which the termination occurs less the amount of his non-compete payment (which is the sum of his base salary and annual target bonus for the year in which the termination of employment occurs); (b) the non-compete payment; (c) the pro rata bonus amount due under the 2016 Short-Term Incentive Bonus Plan; and (d) all amounts payable with respect to Mr. Eazor’s elected COBRA coverage (including for spouse and dependents) for 18 months from the termination. The cash amount payable to Mr. Eazor provided in the table above has also been reduced by the previously-paid $2.6 million retention payment amount in accordance with the terms of Mr. Eazor’s employment agreement.

The severance payment, non-compete payment and COBRA payment components of the cash amount for the named executive officers (other than Mr. Eazor) are “double-trigger” (i.e., they are contingent upon a qualifying termination in the 24 months following the consummation of the mergers). All components of the cash amount for Mr. Eazor are only contingent upon a qualifying termination (the mergers need not be completed prior to the termination). In addition, the pro-rata portion of the 2016 bonus is only contingent upon a qualifying termination (and the mergers do not necessarily need to be completed prior to the termination). See “—Change-in-Control Accelerated Vesting and Severance Plan,” “—Employment Agreement with Mr. Eazor” and “—Short Term Incentive Bonus Plan” for more information.

The cash amounts assume that the bonus under the 2016 Short-Term Incentive Bonus Plan is earned at the target level.

The estimated amount of each component of the cash payment is set forth in the table below.

					Previously-
				Pro-Rata	Paid
	Severance	Non-Compete	COBRA	Bonus	Retention
Name	Payment ($)	Payment ($)	Payment ($)	Payment ($)	Payment ($)
Joseph F. Eazor	$1,815,000	$1,815,000	$38,834	$990,000	$(2,600,000)
Louis M. Alterman	$566,644	$453,356	$27,151	$280,000	--
Gerard Brossard	$659,974	$528,026	$26,747	$352,000	--
Bradley A. Ferguson	$537,249	$429,838	$25,058	$265,475	--
Rick C. Froehlich	$481,647	$385,353	$26,876	$238,000	--

(2)	As described in more detail above in “—Treatment of Equity Awards,” upon the consummation of the merger, (a) options in respect of EarthLink common stock held by the named executive officers would vest (to the extent unvested) and be converted into the right to receive shares of Windstream common stock, and (b) restricted stock units in respect of EarthLink common stock held by the named executive officers would be converted into restricted stock unit with respect to Windstream common stock, but the pre-existing terms, including vesting, shall continue to apply. However, under the CIC Plan and the Employment Agreement with Mr. Eazor, the restricted stock units would vest in full in connection with a qualifying termination in the 24 months following the mergers (or just a qualifying termination, in the case of Mr. Eazor). Therefore, the vesting of the options is “single-trigger” (i.e., they are payable automatically as a result of the consummation of the merger), however the vesting of the restricted stock units is “double-trigger” and only occurs upon a qualifying termination following the merger.

The amounts above and in the table below assume a price per share of EarthLink common stock of $5.09 (the average closing price of shares of EarthLink common stock on the five days following the announcement of the mergers). The estimated value of each type of equity-based award held by the named executive officers that would become vested in connection with the consummation of the mergers is set forth in the table below.

Name	Options ($)	Restricted Stock Units ($)
Joseph F. Eazor	$36,000	$7,050,246
Louis M. Alterman	--	$1,482,951
Gerard Brossard	--	$1,242,331
John T. Dobbins	--	$1,187,446
Bradley A. Ferguson	--	$1,324,754
Rick C. Froehlich	--	$1,441,228

(3)	Other compensation represents deferred dividend payments to be paid upon vesting of outstanding restricted stock units.

(4)	The total amounts do not reflect any reductions to “parachute payments” as defined by Section 280G of the Code that may be economically beneficial to the named executive officers in order to avoid the excise tax imposed on individuals receiving excess parachute payments under Sections 280G and 4999 of the Code. A definitive analysis will depend on the effective date, the date of termination (if any) of the named executive officer and certain other assumptions used in the calculation.

(5)	Cash severance for Mr. Dobbins is discussed in the table in the below "Golden Parachute Compensation – Mr. Dobbins" section beginning on page 133. Mr. Dobbins' cash severance is pursuant to the new offer letter entered into with Windstream in contemplation of the mergers and is thus not subject to shareholder vote.

Golden Parachute Compensation – Mr. Dobbins

Only Mr. Dobbins may become entitled to such cash severance below under a new offer letter entered into between him and Windstream, which will become effective upon completion of the mergers. Any potential severance is not subject to a shareholder vote. Because Mr. Dobbins and Windstream entered into the offer letter in contemplation of the mergers, the table below identifies severance benefits payable under the offer letter as payments and benefits that are based on or that otherwise relate to the merger. Additional information regarding this agreement is set out in the section entitled "Interests of EarthLink Directors and Executive Officers in the Mergers — Offer Letter with Mr. Dobbins" beginning on page 129.

The amounts indicated below are estimates of amounts that might become payable to Mr. Dobbins, subject to execution of a release of claims and compliance with certain noncompetition and other restrictive covenants. The estimates are based on multiple assumptions that may or may not actually occur. Some of the assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by Mr. Dobbins may differ in material respects from the amounts set forth below. All dollar amounts set forth below have been rounded to the nearest whole number. The amounts set forth below have been calculated assuming (1) that the mergers were completed on December 31, 2016 (which is the latest practicable date prior to the filing of this joint proxy statement/prospectus), (2) that Mr. Dobbins became entitled to the severance that would have been payable under the terms of his new offer letter, and he experienced a qualifying termination of employment by Windstream on such date, and (3) a per share price of EarthLink common stock of $5.09, the average per-share closing price of EarthLink's common stock over the first five business days following the first public announcement of the merger agreement. Except for the cash sign-on bonus to which Mr. Dobbins is entitled under the offer letter, no amounts shown in the table below would be paid absent a qualifying termination of employment (i.e., payable solely by reason of completion of the mergers).

Golden Parachute Compensation

Pension/
Non-Qualified
Named			Deferred		Tax
Executive	Cash	Equity	Compensation	Perquisites/	Reimbursement	Other	Total
Officer	($)(1)	($)(2)	($)	Benefits ($)	($)	($)(3)	($)(4)
John T. Dobbins	$1,347,500	$1,187,446	--	--	--	$75,416	$2,610,362

(1)

Represents the following to be paid on a termination without cause not in connection with a change in control of Windstream: (i) twelve (12) months of his base salary (equal to $385,000), plus (ii) an amount in respect of his target bonus in effect at the effective time of the termination ($481,250), plus (iii) a prorated portion of his target bonus in effect at the time of the termination (prorated based on the number of days Mr. Dobbins has been employed during the year in which such termination occurs ($481,250). The "Cash" column also includes an amount equal to $385,000 in respect of Mr. Dobbins' cash signing bonus, payable upon consummation of the mergers.

If, within twenty four months of the effective date of his offer letter, Mr. Dobbins resigns for good reason other than in connection with a change in control of Windstream, he is entitled to a payment that would differ from the number in the column above and would be equal to: (i) eighteen months of his annual base salary ($577,500); plus (ii) one and one-half (1.5) times his target bonus in effect at the time of the termination ($721,875) equaling a total of $1,299,375.

(2)

Please see above tables in the “Quantification of Potential Payments to EarthLink's Named Executive Officers in Connection with the Mergers” section beginning on page 130 detailing treatment of EarthLink equity held by Mr. Dobbins subject to a shareholder vote in connection with the mergers. The estimated value of the restricted stock units held by Mr. Dobbins that would become vested upon a qualifying termination in connection with the consummation of the mergers is $1,187,446.

(3)	Other compensation represents deferred dividend payments to be paid upon vesting of outstanding restricted stock units.

(4)	The total amounts do not reflect any reductions to "parachute payments" as defined by Section 280G of the Code that may be economically beneficial to Mr. Dobbins in order to avoid the excise tax imposed on individuals receiving excess parachute payments under Sections 280G and 4999 of the Code. A definitive analysis will depend on the effective date, the date of termination (if any) of Mr. Dobbins and certain other assumptions used in the calculation.

Board of Directors Following the Mergers

Windstream has agreed prior to the closing of the mergers to increase the size of the Windstream Board to twelve members and to appoint to the Windstream Board, effective as of the effective time of the merger, three members of the EarthLink Board, to be selected by EarthLink and reasonably acceptable to Windstream, taking into account Windstream’s normal corporate governance process for selection of directors to the Windstream Board.

The EarthLink designees will serve until the next annual meeting of Windstream stockholders. Windstream has agreed to nominate the EarthLink designees for election to the Windstream Board at the first annual meeting immediately following the closing of the mergers and solicit proxies in favor of their election using efforts no less than the efforts used to solicit proxies in favor of the election of the other individuals nominated to the Windstream Board.

As of the date of this joint proxy statement/prospectus, EarthLink has not determined the identities of the EarthLink designees.

Regulatory Clearances Required for the Mergers

EarthLink and Windstream have each agreed to use reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from or notices to the DOJ, the FTC, the FCC, certain PSCs and possibly various other federal, and local and state regulatory authorities. EarthLink and Windstream have completed the filing of applications and notifications to obtain the required regulatory approvals.

Antitrust Clearance. Under the HSR Act and the rules and regulations promulgated thereunder, the mergers may not be consummated until notifications have been filed and certain information has been furnished to the FTC and the Antitrust Division of the DOJ and specified waiting periods have expired or have been terminated. EarthLink and Windstream filed the requisite notification forms under the HSR Act with the Antitrust Division of the DOJ and the FTC on November 17, 2016, and early termination of the HSR Act waiting period was granted on December 19, 2016. Both before and after the termination of the waiting period, the FTC and the DOJ retain the authority to challenge the mergers on antitrust grounds.

In addition, the mergers may be reviewed by the state attorneys general in the various states in which EarthLink and Windstream operate. While EarthLink and Windstream believe there are substantial arguments to the contrary, these authorities may claim that there is authority, under the applicable state and federal antitrust laws and regulations, to investigate and/or seek to prohibit the mergers under the circumstances and based on the standards set forth in applicable state laws and regulations. There can be no assurance that one or more state attorneys general will not attempt to file an antitrust action to challenge the mergers. As of the date of this document, neither Windstream nor EarthLink has been notified by any state attorney general indicating any plan to review the mergers.

Other Requisite U.S. Approvals, Notices and Consents. Notifications and/or applications requesting approval must be submitted to various federal and state regulatory organizations in connection with the mergers, including applications and notices to the FCC and certain PSCs. EarthLink and Windstream have filed all the applications required to obtain these approvals and provided all required pre-closing notices.

Timing. There can be no assurances that all of the regulatory approvals described above will be obtained and, if obtained, there can be no assurances as to the timing of any approvals, Windstream’s and EarthLink’s ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals.

EarthLink and Windstream believe that the mergers do not raise substantial antitrust or other significant regulatory concerns. Although EarthLink and Windstream believe that all required regulatory approvals necessary to complete the transactions contemplated by the merger agreement can be obtained, EarthLink and Windstream cannot be certain when or if these approvals will be obtained, or whether these approvals can be obtained without the imposition of any condition or restriction that would have a material adverse effect on EarthLink or Windstream. The parties’ obligation to complete the mergers is conditioned on the receipt or waiver of all the necessary governmental or regulatory approvals required to complete the transactions contemplated by the merger agreement.

It is presently contemplated that if any governmental approvals or actions are deemed by Windstream or EarthLink to be necessary or appropriate, such approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained. The parties are required to use their reasonable best efforts to file all the necessary documentation and obtain all consents of third parties that are necessary to complete the mergers and to comply with the terms and conditions of all consents, approvals and authorizations of any third party or governmental entity.

Exchange of Shares in the Mergers

Prior to the effective time of the mergers, Windstream will appoint an exchange agent to handle the exchange of shares of EarthLink common stock for shares of Windstream common stock. At the effective time of the merger, each issued and outstanding share of EarthLink common stock (other than the cancelled shares) will be converted into the right to receive 0.818 shares of Windstream common stock and cash in lieu of any fractional shares of Windstream common stock to which a holder of EarthLink common stock otherwise would be entitled after giving effect to the exchange ratio, without the need for any action by the holders of EarthLink common stock.

As promptly as practicable after the effective time of the merger, Windstream will cause the exchange agent to send a letter of transmittal specifying, among other things, that delivery will be effected, and risk of loss and title to any certificates representing EarthLink shares shall pass, upon proper delivery of such certificates to the exchange agent. The letter will also include instructions explaining the procedure for surrendering EarthLink share certificates, if any, in exchange for shares of Windstream common stock and cash in lieu of any fractional shares of Windstream common stock.

EarthLink stockholders will not receive any fractional shares of Windstream common stock pursuant to the merger. Instead of any fractional shares, each EarthLink stockholder who would otherwise receive a fractional share will receive, in exchange for such fractional share, cash as provided in the merger agreement.

After the effective time of the subsequent merger, shares of EarthLink common stock will no longer be issued and outstanding, will be canceled and will cease to exist, and each certificate, if any, that previously represented EarthLink common stock will represent only the right to receive the merger consideration as described above. With respect to such shares of Windstream common stock deliverable upon the surrender of EarthLink share certificates, until holders of such EarthLink share certificates have surrendered such stock certificates to the exchange agent for exchange, those holders will not receive dividends or distributions with respect to such shares of Windstream common stock with a record date after the effective time of the merger.

Windstream stockholders need not take any action with respect to their stock certificates.

Treatment of Options to Purchase EarthLink Shares and EarthLink RSUs

Options

At the effective time of the merger, each outstanding option to purchase EarthLink common stock will be cancelled and converted into the right to receive a number of shares of Windstream common stock equal to (i) the product of the number of shares of EarthLink common stock underlying such option and the exchange ratio, less (ii) that number of shares of Windstream common stock equal to the product of (A) the number of shares of EarthLink common stock subject to such option with a fair market value (determined based on the closing price of EarthLink common stock on the business day immediately prior to the closing of the merger) equal to the sum of (x) the aggregate exercise price of such EarthLink option plus (y) any required federal, state, local and foreign tax withholding on such option and (B) the exchange ratio, provided that any resulting fractional shares of Windstream common stock will be treated in the same manner as any resulting fractional shares of Windstream common stock payable as merger consideration.

Restricted Stock Units

At the effective time of the merger, each outstanding EarthLink restricted stock unit will be assumed by Windstream and converted into a Windstream restricted stock unit with respect to that number of shares of Windstream common stock determined by multiplying the number of shares of EarthLink common stock subject to such EarthLink restricted stock unit by the exchange ratio, provided that any resulting fractional shares of Windstream common stock will be treated in the same manner as any resulting fractional shares of Windstream common stock payable as merger consideration. The other terms of the EarthLink restricted stock unit, including vesting, shall continue to apply to the Windstream restricted stock unit.

Dividend Matters

EarthLink paid aggregate cash dividends in an amount equal to $0.20 per share in 2015, 2014 and 2013; EarthLink has paid cash dividends of $0.05 per share per quarter in 2016 in the first three quarters, and it is intended that EarthLink will continue to pay such quarterly amount, or $0.05 per share, in the fourth quarter of 2016.

Windstream paid aggregate cash dividends in an amount equal to $0.5763 per share in 2015 and $1.00 per share in each of 2014 and 2013; Windstream has paid cash dividends of $0.15 per share per quarter in 2016 in the first three quarters, and it is intended that Windstream will continue to pay such quarterly amount, or $0.15 per share, in the fourth quarter of 2016.

Each of Windstream and EarthLink agreed under the merger agreement that they will continue to pay their respective quarterly dividends in accordance with past practice until the closing of the merger, provided that Windstream and EarthLink will coordinate to designate the business day immediately prior to the closing of the merger as the record and payment dates for a pro-rata portion of their respective quarterly dividends declared in the calendar quarter in which closing is to occur. After the closing of the mergers, all Windstream stockholders (including former EarthLink stockholders and former holders of options to purchase EarthLink common stock who receive Windstream common stock in the merger) will be entitled to receive Windstream’s regular quarterly dividend, pro-rated for the number of days from the closing through such subsequent record date.

Listing of Windstream Common Stock

It is a condition to the completion of the mergers that the shares of Windstream common stock to be issued pursuant to the merger be approved for listing on the NASDAQ, subject to official notice of issuance.

Financing Related to the Mergers

Windstream Services, LLC, a direct wholly-owned subsidiary of Windstream (which we refer to in this joint proxy statement/prospectus as Windstream Services) has been advised by J.P. Morgan that a syndicate of lenders has indicated that they are willing to provide up to $450 million aggregate principal amount of incremental term loans (which we refer to in this joint proxy statement/prospectus as the Incremental Loans) under Windstream Services’ existing senior secured credit facilities, the proceeds of which are expected to be used to redeem, repurchase or discharge EarthLink’s existing third-party debt and to pay fees and expenses in connection therewith.

The Incremental Loans are expected to be issued at a price of 99.0% of their principal amount. Interest on the Incremental Loans is expected to accrue at either the London Interbank Offered Rate (which we refer to in this joint proxy statement/prospectus as LIBOR) plus a margin of 4.00% per annum or, at the option of Windstream Services, at a base rate plus a margin of 3.00% per annum. LIBOR will be subject to a 0.75% floor. The Incremental Loans will be subject to quarterly amortization in an aggregate amount of approximately 0.25% of the initial principal amount of the loans, with the remaining balance payable on March 29, 2021. The Incremental Loans will be repayable at any time, subject to soft call protection for the first six months following incurrence.

The closing of the Incremental Loans is expected to occur concurrently with the closing of the merger. If the merger has not closed by March 15, 2017, it is expected that the Incremental Loans will be funded on March 15, 2017 and such proceeds at that time will be placed into escrow pending the closing of the merger. The Incremental Loans are expected to be subject to a ticking fee beginning on or about December 21, 2016 and ending on the funding date for the Incremental Loans.

It is expected that the closing with respect to the Incremental Loans will be subject to:

●	consummation of the merger pursuant to the terms of the merger agreement;

●	the redemption, repurchase or discharge in full of certain of EarthLink’s existing third-party debt;

●	the payment of applicable fees that are due and payable on or prior to the closing of the Incremental Loans; and

●	other customary closing conditions to be more fully set forth in the incremental amendment.

The closing of the merger is not subject to the closing of the Incremental Loans. There can be no assurance that Windstream Services will successfully enter into definitive documentation with respect to the Incremental Loans on the terms described herein or at all.

De-Listing and Deregistration of EarthLink Shares

Upon completion of the mergers, the EarthLink common stock currently listed on the NASDAQ will cease to be listed on the NASDAQ and be subsequently deregistered under the Exchange Act.

Appraisal Rights

Under the DGCL, neither Windstream stockholders nor EarthLink stockholders are entitled to exercise any appraisal rights in connection with the mergers or the other transactions contemplated by the merger agreement.

THE MERGER AGREEMENT

The following section summarizes material provisions of the merger agreement, which is included in this joint proxy statement/prospectus as Annex A and is incorporated herein by reference in its entirety. The rights and obligations of Windstream and EarthLink are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. Windstream and EarthLink stockholders are urged to read the merger agreement carefully and in its entirety as well as this joint proxy statement/prospectus before making any decisions regarding the mergers, including the approval of the merger proposal, the Windstream stock issuance proposal and the Windstream charter amendment proposal, as applicable. This summary is qualified in its entirety by reference to the merger agreement.

The merger agreement is included in this joint proxy statement/prospectus to provide you with information regarding its terms and is not intended to provide any factual information about Windstream or EarthLink. The merger agreement contains representations and warranties that the parties made to each other as of the date of the merger agreement or other specific dates, solely for purposes of the contract between the parties, and those representations and warranties should not be relied upon by any other person. The assertions embodied in those representations and warranties are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the merger agreement. You should not rely upon the representations and warranties as accurate or complete or characterizations of the actual state of facts as of any specified date since the representations and warranties:

●	may not be intended to establish matters of fact, but rather to allocate the risk between the parties to the merger agreement in the event the statements therein prove to be inaccurate;

●	have been modified in important part by certain underlying disclosures that were made between the parties in connection with the negotiation of the merger agreement, which are not reflected in the merger agreement itself or publicly filed; and

●	such disclosures are subject to contractual standards of materiality different from what is generally applicable to you or other investors.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 215.

The Mergers

The merger agreement provides that, on the terms and subject to the conditions set forth in the merger agreement, Merger Sub 1 will merge with and into EarthLink, with EarthLink continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Windstream. Immediately after the effective time of the merger, EarthLink will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving company and an indirect, wholly-owned subsidiary of Windstream.

Conversion of Shares; Exchange of Certificates

In the merger, each share of EarthLink common stock issued and outstanding immediately prior to the effective time of the merger (other than the cancelled shares) will be converted into the right to receive 0.818 shares of Windstream common stock.

Windstream will not issue fractional shares of Windstream common stock pursuant to the merger agreement. Instead, each EarthLink stockholder who otherwise would have been entitled to receive a fraction of a share of Windstream common stock will receive, in lieu thereof, an amount in cash equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled by (ii) the closing price for a share of Windstream common stock on the NASDAQ on the business day immediately preceding the closing of the merger.

The merger consideration will be equitably adjusted to reflect the effect of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with respect to the shares of Windstream common stock or shares of EarthLink common stock prior to the effective time of the merger.

Prior to the effective time of the merger, Windstream will appoint an exchange agent to handle the exchange of shares of EarthLink common stock for shares of Windstream common stock and cash in lieu of any fractional shares of Windstream common stock. As promptly as practicable after the effective time of the merger, Windstream will cause the exchange agent to send a letter of transmittal specifying, among other things, that delivery will be effected, and risk of loss and title to any certificates representing EarthLink shares shall pass, upon proper delivery of such certificates to the exchange agent. The letter will also include instructions explaining the procedure for surrendering EarthLink share certificates, if any, in exchange for shares of Windstream common stock and cash in lieu of any fractional shares of Windstream common stock.

After the effective time of the subsequent merger, shares of EarthLink common stock will no longer be issued and outstanding, will be canceled and will cease to exist, and each certificate, if any, that previously represented EarthLink common stock will represent only the right to receive the merger consideration as described above. With respect to such shares of Windstream common stock deliverable upon the surrender of EarthLink share certificates, until holders of such EarthLink share certificates have surrendered such stock certificates to the exchange agent for exchange, those holders will not receive dividends or distributions with respect to such shares of Windstream common stock with a record date after the effective time of the merger.

Treatment of Equity-Based Grants

At the effective time of the merger, each outstanding option to purchase EarthLink common stock will be cancelled and converted into the right to receive a number of shares of Windstream common stock equal to (i) the product of the number of shares of EarthLink common stock underlying such option and the exchange ratio, less (ii) that number of shares of Windstream common stock equal to the product of (A) the number of shares of EarthLink common stock subject to such option with a fair market value (determined based on the closing price of EarthLink common stock on the business day immediately prior to the closing of the merger) equal to the sum of (x) the aggregate exercise price of such EarthLink option plus (y) any required federal, state, local and foreign tax withholding on such option and (B)the exchange ratio, provided that any resulting fractional shares of Windstream common stock will be treated in the same manner as any resulting fractional shares of Windstream common stock payable as merger consideration.

At the effective time of the merger, each outstanding EarthLink restricted stock unit will be assumed by Windstream and converted into a Windstream restricted stock unit with respect to that number of shares of Windstream common stock determined by multiplying the number of shares of EarthLink common stock subject to such EarthLink restricted stock unit by the exchange ratio, provided that any resulting fractional shares of Windstream common stock will be treated in the same manner as any resulting fractional shares of Windstream common stock payable as merger consideration. The other terms of the EarthLink restricted stock unit, including vesting, shall continue to apply to the Windstream restricted stock unit.

Completion of the Mergers

Unless the parties agree otherwise, the closing of the mergers will take place on the third business day after the satisfaction or waiver (subject to applicable law) of the conditions to the closing of the mergers (excluding conditions that, by their terms, cannot be satisfied until the closing of the mergers, but subject to the satisfaction or, where permitted, waiver of those conditions as of the closing of the mergers). The mergers will be effective on the date shown on the certificates of merger filed with the Secretary of State of the State of Delaware, in accordance with the laws of Delaware.

Representations and Warranties

The merger agreement contains representations and warranties made by each of EarthLink and Windstream. Each of EarthLink, on the one hand, and Windstream, Merger Sub 1 and Merger Sub 2, on the other hand, has made representations and warranties regarding, among other things:

●	its qualification and organization;

●	its capital stock;

●	its authority to enter into and perform the merger agreement;

●	its financial statements and SEC filings;

●	its internal controls and procedures;

●	the absence of any undisclosed liabilities;

●	the absence of any violation of law or permits;

●	environmental laws and regulations;

●	its employee benefit plans;

●	the absence of certain changes or events regarding its business;

●	investigations and litigation in which it is involved;

●	the information it supplied for inclusion in this Form S-4, including the information contained in this joint proxy statement/prospectus;

●	the absence of any stockholder rights plans (other than, in the case of Windstream, its publicly disclosed 382 rights agreement);

●	its lack of stock ownership of the other party;

●	tax matters;

●	labor matters;

●	its intellectual property;

●	the required vote of its stockholders to adopt the merger agreement and approve the mergers or approve the Windstream stock issuance and Windstream charter amendment, as applicable;

●	the opinion of its financial advisors;

●	its material contracts;

●	communications regulatory matters;

●	affiliate transactions;

●	takeover provisions;

●	insurance;

●	finders or brokers fees;

●	swap agreements;

●	real property, networks;

●	its compliance with the Foreign Corrupt Practices Act; and

●	its non-reliance on any representations or warranties of the other party not expressly stated in the merger agreement.

In addition, Windstream made representations and warranties to EarthLink regarding Windstream’s availability of funds to consummate the mergers and the other transactions contemplated by the merger agreement, including the payoff or discharge of EarthLink’s outstanding indebtedness, and the absence of any financing condition to Windstream’s, Merger Sub 1’s and Merger Sub 2’s obligations under the merger agreement.

Many of the representations and warranties in the merger agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would, as the case may be, be material or have a material adverse effect). For purposes of the merger agreement, a “material adverse effect” on or with respect to a person means any effect, change, fact, event, occurrence, development or circumstance (any such item, a “circumstance”) that is or would reasonably be expected to result in a material adverse effect on or change in (A) the financial condition, properties, business or results of operations of such person and all of its subsidiaries, taken as a whole, or (B) the ability of such person to consummate the transactions contemplated by the merger agreement in the manner contemplated thereby prior to the termination date; provided, however, that no circumstance caused by or resulting from any of the following shall constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a “material adverse effect” on or with respect to a person: (i) changes or developments generally affecting the industries in which such person and its subsidiaries operate, including changes in the use, adoption or non-adoption of technologies or industry standards, (ii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the merger agreement, (iii) any change affecting the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, (iv) any change in such person’s stock price or trading volume or any failure of such person to meet financial projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the circumstances giving rise to or contributing to such change in stock price or trading volume or such failure may (to the extent not otherwise falling within any of the exceptions set forth in clauses (i) through (ix) of this definition) be deemed to constitute, and may be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect), (v) the negotiation, announcement or execution of the merger agreement or the pendency of the consummation of the mergers (other than for purposes of Section 3.3(b), Section 3.3(c), Section 4.3(b) and Section 4.3(c) of the merger agreement, as applicable), including the impact thereof on relationships of such person and its subsidiaries with their respective customers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of law relating to the merger agreement or the transactions contemplated thereby, (vi) any change in any applicable law, rule or regulation or GAAP or any interpretation thereof after the date of the merger agreement, (vii) any hurricane, tornado, flood, earthquake or other natural disaster, (viii) the performance of or compliance with the express terms of the merger agreement, the taking of any action that is expressly contemplated or required by the merger agreement to be taken by the person taking such action, the failure to take any action that is prohibited by the merger agreement to be taken by the person failing to take such action, the taking of any action by EarthLink with Windstream’s written consent or at Windstream’s written request, the taking of any action by Windstream with EarthLink’s written consent or at EarthLink’s written request or the taking of any action that is identified in Section 5.1(a) of the Company Disclosure Letter (other than for purposes of Section 3.3(b), Section 3.3(c), Section 4.3(b) and Section 4.3(c) of the merger agreement, as applicable), or (ix) any change or prospective change in such person’s credit ratings, unless (it being understood that the circumstances giving rise to or contributing to such change in credit ratings may be deemed to constitute, and may (to the extent not otherwise falling within any of the exceptions set forth in clauses (i) through (ix) of this definition) be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect), in the case of clauses (i), (ii), (iii), (vi) or (vii) above, such circumstance has had or would reasonably be expected to have a disproportionate adverse impact on the financial condition, properties, business or results of operations of such person and its subsidiaries, taken as a whole, relative to other persons operating in the industries in which such person and its subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect).

As described directly under “The Merger Agreement” beginning on page 139 above, the parties to the merger agreement made the representations and warranties contained therein solely for purposes of the contract between the parties, and those representations and warranties are intended to be and should not be relied upon by any other person. Further, the assertions embodied in those representations and warranties are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the merger agreement, and you should not rely upon the representations and warranties as accurate or complete or characterizations of the actual state of facts as of any specified date.

Conduct of Business

Each of EarthLink and Windstream has agreed to certain covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the earlier of the effective time of the merger and the termination of the merger agreement, except as required by law, with the other party’s consent (which may not be unreasonably withheld, conditioned or delayed), as expressly contemplated or required by the merger agreement or as set forth in the parties’ respective disclosure letters. In general, EarthLink has agreed, except to the extent reasonably necessary to achieve targets set forth in the financial plan of EarthLink and its subsidiaries for fiscal years 2016 and 2017, to (i) conduct in all material respects its and its subsidiaries’ business in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts to preserve intact their business organizations, business and governmental relationships and goodwill and (iii) keep available the services of their present officers and employees. Additionally, Windstream has agreed to (i) conduct in all material respects its and its subsidiaries’ business in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts to preserve intact their business organizations, business and governmental relationships and goodwill and (iii) keep available the services of their present officers and employees.

In addition, EarthLink has agreed to specific restrictions relating to the conduct of its business between the date of the merger agreement and the effective time of the merger, including not to do any of the following (subject, in each case, to exceptions specified below and in the merger agreement or previously disclosed in writing to the other party as provided in the merger agreement) without Windstream’s prior written consent:

●

change EarthLink’s current dividend policy of $0.05 per share in cash per quarter, or declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than:

●	regularly quarterly cash dividends payable by EarthLink in respect of shares of EarthLink common stock of $0.05 per share of EarthLink common stock; and
●	dividends and distributions by a direct or indirect wholly-owned subsidiary of EarthLink to its parent entity.

●

split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for such interests or securities;

●

repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, EarthLink or its subsidiaries or any securities of EarthLink or its subsidiaries convertible into or exchangeable or exercisable for any such capital stock, voting securities or interests, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests except in connection with required tax withholdings in connection with the vesting or exercise of EarthLink restricted stock units or EarthLink stock options;

●	issue, deliver, sell, grant, pledge or otherwise encumber or subject to a lien:

●	any shares of EarthLink or its subsidiaries, except for the issuance of EarthLink common stock upon exercise of EarthLink stock options or settlement of EarthLink restricted stock units;
●	any other equity interests or voting securities of EarthLink or its subsidiaries;
●	any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, EarthLink or its subsidiaries;
●	any warrants, calls, options, or other rights to acquire capital stock or voting securities of, or other equity interests in, EarthLink or its subsidiaries; and
●

any rights issued by EarthLink or its subsidiaries that are linked in any way to the price of EarthLink common stock or any other shares of capital stock of EarthLink or its subsidiaries, the value of EarthLink or its subsidiaries or any dividends or other distributions declared or paid on any shares of capital stock of EarthLink or its subsidiaries.

●	amend the certificate of incorporation or bylaws of EarthLink or its subsidiaries, except as may be required by law or the rules and regulations of the SEC and NASDAQ;
●

(i) grant to any current or former director or employee or other individual service provider of EarthLink or its subsidiaries any increase in the compensation or benefits, except to the extent required under any EarthLink benefit plan or in the ordinary course of business and consistent with past practice for purposes of annual salary and wage increases for 2017, and in connection with promotions not to exceed 10% of any individual’s salary or wages, (ii) award short- or long-term non-equity incentive compensation to any employee or other service provider of EarthLink or any of its subsidiaries (provided that EarthLink may pay out bonuses for any completed fiscal year based on achievement of performance targets and may establish and adopt an annual non-equity incentive compensation program in 2017 in consultation with Windstream, which program must be consistent with past practices), (iii) promote employees at the level of vice president or above, or engage in any promotions or hiring of employees other than in the ordinary course of business consistent with past practice, (iv) grant any severance, retention, change in control or termination compensation or benefits, except as required in any EarthLink benefit plans or as set forth in the merger agreement, (v) enter into, adopt or terminate any EarthLink benefit plan or amend in any material respect any EarthLink benefit plan except as required by law, (vi) accelerate the vesting of, or lapse of restrictions on, any compensation for the benefit of any director, employee or other service provider, except to the extent required under EarthLink benefit plans or (vii) cause the funding of any rabbi trust or similar arrangement or take any action to fund the payment of compensation or benefits under any EarthLink benefit plan;

●

loan to any of its officers, directors, employees, affiliates, agents or consultants or make any change in existing borrowing or lending arrangements for or on behalf of such persons, except as required by any EarthLink benefit plan;

●	make any material change in financial accounting methods, except for any such change required by reason of a change in GAAP;
●

directly or indirectly acquire, or agree to acquire, any equity interest or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association, or other entity;

●	except for purchases and sales of (i) inventory, supplies and real property in the ordinary course of business, consistent with past practice, and (ii) dark fiber consistent with past practice:

●	acquire any tangible property or assets;
●	sell, lease, license, mortgage, sell and leaseback or otherwise dispose of any tangible property or assets or any interests therein, except to EarthLink and any of its subsidiaries; and
●

encumber or subject to any lien any tangible properties or assets or any interests therein that, individually or in the aggregate, have a fair market value in excess of two million dollars ($2,000,000).

●

(i) make or change any material tax election, (ii) settle or compromise any material tax liability, claim or assessment, (iii) enter into any closing agreement with respect to any material tax or surrender any right to claim a material tax refund or (iv) change its fiscal year;

●

except in the ordinary course of business, consistent with past practice, (i) grant or acquire, dispose of, permit to lapse, abandon, encumber, convey title, exclusively license or grant any rights or other licenses to any material EarthLink intellectual property or (ii) enter into licenses or agreements that impose material restrictions upon EarthLink or any of its affiliates with respect to intellectual property owned by a third party;

●	disclose to any person any material trade secrets, except in the ordinary course of business, consistent with past practice, or to representatives of Windstream;
●	incur any indebtedness, except for:

●

indebtedness incurred consistent with past practice not to exceed in the aggregate thirty-five million dollars ($35,000,000), less any indebtedness incurred after the date of the merger agreement under EarthLink’s revolving credit facility, provided that (i) the mergers and other transactions contemplated by the merger agreement do not conflict with or result in any violation of or default under, or give rise to a right of termination, cancellation, or acceleration of any obligation or any loss of a material benefit under, or result in the creation of any lien under such indebtedness and (ii) such indebtedness must be prepayable by EarthLink or its subsidiaries at any time without premium or penalty and on same day notice;

●

indebtedness in replacement of existing indebtedness, provided that (i) the mergers and other transactions contemplated by the merger agreement do not conflict with or result in any violation of or default under, or give rise to a right of termination, cancellation, or acceleration of any obligation or any loss of a material benefit under, or result in the creation of any lien under such replacement indebtedness, (ii) such replacement indebtedness must be on substantially similar terms or terms that are more favorable to EarthLink, and for the same or lesser principal amount, as the indebtedness being replaced and (iii) such replacement indebtedness must be prepayable by EarthLink or its subsidiaries at any time without premium or penalty and on same day notice;

●	guarantees by EarthLink of indebtedness of any wholly-owned subsidiary; or
●	the ongoing drawing down and repayment of EarthLink’s revolving credit facility consistent with past practice and not exceeding thirty-five million dollars ($35,000,000) in the aggregate.

●

make or agree to make aggregate capital expenditures in excess of the aggregate capital expenditures set forth in EarthLink’s capital plans for 2016 and 2017 as disclosed to Windstream, or fail to make substantially all of the planned capital expenditures set forth in such capital plans during any quarterly period;

●

enter into or amend any contract or take any other action that would reasonably be expected to prevent or materially impede, interfere with, hinder, or delay the consummation of the mergers or any other transaction contemplated by the merger agreement or adversely affect in any material respect the expected benefits (taken as a whole) of the mergers to Windstream;

●

enter into or amend any material contract to the extent consummation of the mergers or compliance by EarthLink or any of its subsidiaries with the merger agreement would reasonably be expected to conflict with, or result in a violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation to make an offer to purchase or redeem any indebtedness or capital stock or any loss of material benefit under, or result in the creation of any lien upon any of the material properties or assets of EarthLink or any of its subsidiaries under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlement of any third party under, any provision of such contract or amendment;

●

enter into, modify, amend or terminate any collective bargaining agreement or other labor union contract, except in the ordinary course of business, consistent with past practice or as required by law;

●

assign, transfer, lease, cancel, fail to renew or fail to extend any material EarthLink license issued by the FCC or a PSC or discontinue any operations that require prior regulatory approval for discontinuance;

●	voluntarily contribute or commit any funds to any pension plan, or to any entity for purposes of funding pension shortfalls, other than as required by law;
●

enter into any line of business in any geographic area other than the current lines of business of EarthLink and its subsidiaries and products and services reasonably ancillary thereto, including any current line of business and products and services reasonably ancillary thereto in any geographic area for which EarthLink or any of its subsidiaries currently holds a license authorizing the conduct of such business, product or service in that geographic area;

●	except as permitted in the merger agreement, take any actions or omit to take any actions that would be reasonably likely to:

●	result in any of the conditions set forth in Article VI of the merger agreement not being satisfied;
●

result in new or additional required approvals from a governmental entity in connection with the mergers and the other transactions contemplated by the merger agreement that would reasonably be expected to materially delay the consummation of the mergers; or

●	materially impair the ability of any of the parties to consummate the mergers and the other transactions contemplated by the merger agreement or materially delay such consummation;

●	settle, compromise, dismiss, discharge or otherwise dispose of any litigation, investigation, arbitration or proceeding other than those that:

●

do not involve damages payable by EarthLink or any of its subsidiaries in excess of one million dollars ($1,000,000) individually or five million dollars ($5,000,000) in the aggregate and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of EarthLink or its subsidiaries;

●	provide for a complete release of EarthLink and its subsidiaries from all claims and do not provide for any admission of liability;

provided that the written consent of Windstream (which may not be unreasonably withheld, conditioned or delayed) is required in order for EarthLink to settle, compromise, dismiss, discharge or otherwise dispose of any litigation, investigation, arbitration or other proceeding arising from or challenging the merger agreement or the consummation of the transactions contemplated by the merger agreement.

●	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

●

amend, alter or modify the terms of any currently outstanding rights, warrants or options to acquire or purchase any capital stock of, or ownership interest in, EarthLink, or any securities convertible into or exchangeable for such capital stock or ownership interest;

●

enter into and amend in any material respect any contract with respect to any mergers, consolidations, joint ventures or business combinations, or acquisitions of all or any substantial portion of the assets or securities of another business;

●

take any action to exempt any person (other than Windstream or its subsidiaries) or any action taken by such person from any state takeover statute or EarthLink organizational documents, other than in connection with the termination of the merger agreement and entry into a superior proposal in accordance with the merger agreement; or

●	authorize any of, or commit, resolve or agree to take any of, or participate in any negotiations or discussions with any other person regarding any of, the foregoing.

In addition, Windstream has agreed to specific restrictions relating to the conduct of its business between the date of the merger agreement and the effective time of the merger, including not to do any of the following (subject, in each case, to exceptions specified below and in the merger agreement or previously disclosed in writing to the other party as provided in the merger agreement):

●

change Windstream’s current dividend policy of $0.15 per share in cash per quarter, or declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than:

●	regularly quarterly cash dividends payable by Windstream in respect of shares of Windstream common stock of $0.15 per share of Windstream common stock; and
●	dividends and distributions by a direct or indirect wholly-owned subsidiary of Windstream to its parent entity.

●

split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for such interests or securities;

●

repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, Windstream or its subsidiaries or any securities of EarthLink or its subsidiaries convertible into or exchangeable or exercisable for any such capital stock, voting securities or interests, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests except in connection with required tax withholdings in connection with the vesting or exercise of Windstream restricted stock units or EarthLink stock options;

●

issue, deliver, sell, grant, pledge or otherwise encumber or subject to a lien, except for awards pursuant to the Windstream equity plans in the ordinary course of business or consistent with past practice:

●

any shares of Windstream or its subsidiaries, except for the issuance of Windstream common stock under Windstream’s retirement plans or upon the exercise or settlement of Windstream stock options, Windstream restricted stock units, Windstream PSUs or Windstream restricted shares;

●	any other equity interests or voting securities of Windstream or its subsidiaries;
●	any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, Windstream or its subsidiaries;
●	any warrants, calls, options, or other rights to acquire capital stock or voting securities of, or other equity interests in, Windstream or its subsidiaries; and
●

any rights issued by Windstream or its subsidiaries that are linked in any way to the price of Windstream common stock or any other shares of capital stock of Windstream or its subsidiaries, the value of Windstream or its subsidiaries or any dividends or other distributions declared or paid on any shares of capital stock of Windstream or its subsidiaries.

●	amend the certificate of incorporation or bylaws of Windstream or its subsidiaries, except as may be required by law or the rules and regulations of the SEC and NASDAQ;
●

(i) grant to any current or former director or employee or other individual service provider of Windstream or its subsidiaries any increase in the compensation or benefits, except to the extent required under any Windstream benefit plan or in the ordinary course of business and consistent with past practice, (ii) award short- or long-term non-equity incentive compensation to any employee or other service provider of Windstream or any of its subsidiaries (provided that Windstream may pay out bonuses for any completed fiscal year based on achievement of performance targets and may award short- or long-term non-equity incentive compensation for 2017 pursuant to applicable incentive programs in the ordinary course of business, consistent with past practice), (iii) grant any severance, retention, change in control or termination compensation or benefits, except as required in any Windstream benefit plans or in accordance with past practice, (iv) enter into, adopt, terminate or amend in any material respect any Windstream benefit plan, (v) accelerate the vesting of, or lapse of restrictions on, any compensation for the benefit of any director, employee or other service provider, except to the extent required under Windstream benefit plans or (vi) cause the funding of any rabbi trust or similar arrangement or take any action to fund the payment of compensation or benefits under any Windstream benefit plan;

●

loan to any of its officers, directors, employees, affiliates, agents or consultants or make any change in existing borrowing or lending arrangements for or on behalf of any such persons, except as required by any Windstream benefit plan;

●	make any material change in financial accounting methods, except for any such change required by reason of a change in GAAP;
●

directly or indirectly acquire, or agree to acquire, any equity interest or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association, or other entity;

●	except for purchases and sales of (i) inventory, supplies and real property in the ordinary course of business consistent with past practice and (ii) dark fiber consistent with past practice:

●	acquire any tangible property or assets;
●	sell, lease, license, mortgage, sell and leaseback or otherwise dispose of any tangible property or assets or any interests therein, except to Windstream and any of its subsidiaries; or

●

encumber or subject to any lien any tangible properties or assets or any interests therein that, individually or in the aggregate, have a fair market value in excess of fifteen million dollars ($15,000,000).

●

(i) make or change any material tax election, (ii) settle any material tax liability, claim or assessment, (iii) enter into any closing agreement with respect to any material tax or surrender any right to claim a material tax refund or (iv) change its fiscal year;

●

except in the ordinary course of business, consistent with past practice, (i) grant or acquire, dispose of, permit to lapse, abandon, encumber, convey title, exclusively license or grant any rights or other licenses to any material Windstream intellectual property, or (ii) enter into licenses or agreements that impose material restrictions upon Windstream or any of its affiliates with respect to intellectual property owned by a third party;

●	disclose to any person any material trade secrets, except in the ordinary course of business, consistent with past practice, or to representatives of EarthLink;
●	incur any indebtedness, except for:

●

indebtedness incurred under Windstream’s revolving credit facility (which we refer to as the Windstream credit agreement), provided that Windstream may not increase the aggregate amount of commitments under the Windstream credit agreement;

●	indebtedness in replacement of existing indebtedness;
●

indebtedness incurred for the purpose of consummating the transactions contemplated by the merger agreement, provided that the mergers and other transactions contemplated by the merger agreement may not conflict with or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any lien under, such replacement indebtedness; or

●	guarantees by Windstream of indebtedness of any wholly-owned subsidiary of Windstream.

●

make or agree to make aggregate capital expenditures in excess of the aggregate capital expenditures set forth in Windstream’s capital plans for 2016 and 2017 as disclosed to EarthLink, or fail to make substantially all of the planned capital expenditures set forth in such capital plans during any quarterly period;

●

enter into or amend any contract or take any other action that would reasonably be expected to prevent or materially impede, interfere with, hinder, or delay the consummation of the mergers or any other transaction contemplated by the merger agreement or adversely affect in any material respect the expected benefits (taken as a whole) of the mergers to EarthLink’s stockholders;

●

enter into or amend any material contract to the extent consummation of the mergers or compliance by Windstream or any of its subsidiaries with the merger agreement would reasonably be expected to conflict with, or result in a violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation to make an offer to purchase or redeem any indebtedness or capital stock or any loss of material benefit under, or result in the creation of any lien upon any of the material properties or assets of Windstream or any of its subsidiaries under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlement of any third party under, any provision of such contract or amendment;

●

enter into, modify, amend or terminate any collective bargaining agreement or other labor union contract, except in the ordinary course of business, consistent with past practice or as required by law;

●

assign, transfer, lease, cancel, fail to renew or fail to extend any material EarthLink license issued by the FCC or a PSC or discontinue any operations that require prior regulatory approval for discontinuance;

●	voluntarily contribute or commit any funds to any pension plan, or to any entity for purposes of funding pension shortfalls, other than as required by law;

●

enter into any line of business in any geographic area other than the current lines of business of Windstream and its subsidiaries and products and services reasonably ancillary thereto, including any current line of business and products and services reasonably ancillary thereto in any geographic area for which Windstream or any of its subsidiaries currently holds a license authorizing the conduct of such business, product or service in that geographic area;

●	except as permitted in the merger agreement, take any actions or omit to take any actions that would be reasonably likely to:

●	result in any of the conditions set forth in Article VI of the merger agreement not being satisfied;
●

result in new or additional required approvals from a governmental entity in connection with the mergers and the other transactions contemplated by the merger agreement that would reasonably be expected to materially delay the consummation of the mergers; or

●	materially impair the ability of any of the parties to consummate the mergers and the other transactions contemplated by the merger agreement or materially delay such consummation;

●	settle, compromise, dismiss, discharge or otherwise dispose of any litigation, investigation, arbitration or proceeding other than those that:

●

do not involve damages payable by Windstream or any of its subsidiaries in excess of one million dollars ($1,000,000) individually or five million dollars ($5,000,000) in the aggregate and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of Windstream or its subsidiaries; or

●	provide for a complete release of Windstream and its subsidiaries from all claims and do not provide for any admission of liability;

provided that the written consent of EarthLink (which may not be unreasonably withheld, conditioned or delayed) is required in order for Windstream to settle, compromise, dismiss, discharge or otherwise dispose of any litigation, investigation, arbitration or other proceeding arising from or challenging the merger agreement or the consummation of the transactions contemplated by the merger agreement.

●	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Windstream, Merger Sub 1 or Merger Sub 2;
●

amend, alter or modify the terms of any currently outstanding rights, warrants or options to acquire or purchase any capital stock of, or ownership interest in, Windstream, or any securities convertible into or exchangeable for such capital stock or ownership interest;

●

enter into and amend in any material respect any contract with respect to any mergers, consolidations, joint ventures or business combinations, or acquisitions of all or any substantial portion of the assets or securities of another business;

●

take any action to exempt any person (other than EarthLink or its subsidiaries) or any action taken by such person from any state takeover statute or Windstream organizational documents, other than in connection with the termination of the merger agreement and entry into a superior proposal in accordance with the merger agreement;

●	amend the terms of the Windstream rights agreement in a manner intended to prevent or materially hinder or delay the consummation of the mergers; or
●	authorize any of, or commit, resolve or agree to take any of, or participate in any negotiations or discussions with any other person regarding any of, the foregoing.

Tax Free Reorganization Treatment

Each of EarthLink and Windstream has agreed that the mergers are intended to be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Neither EarthLink nor Windstream may, nor may they permit any of their respective subsidiaries to, take any action, or cause any action to be taken, that would result in the mergers failing to qualify as tax-free under Section 368(a). EarthLink and Windstream have both agreed to use their respective commercially reasonable efforts to cause the mergers to qualify as a “reorganization” under Section 368(a) of the Code, including the providing representation letters to each of EarthLink’s and Windstream’s respective tax counsel substantially in the form attached as Exhibit D to the Merger Agreement.

Each of EarthLink and Windstream has agreed to report the Combination as a reorganization under Section 368(a) of the Code on its United States federal income tax return, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Access to Information; Confidentiality

EarthLink has agreed to afford to Windstream, Windstream’s officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives reasonable access to EarthLink’s and its subsidiaries properties, contracts, commitments, books and records.

EarthLink will, and will cause its subsidiaries to, (i) furnish promptly to Windstream a copy of any document filed or received by it pursuant to federal and state law and (ii) use reasonable best efforts to cause its representatives to furnish promptly to Windstream such additional financial and operating data and other information as Windstream may reasonably request, except for any information that:

●

EarthLink determines, in its reasonable judgment, would be reasonably likely to cause a violation of any contract to which EarthLink is a party (provided that EarthLink must use its reasonable best efforts to obtain the required consent of the necessary party to such access or disclosure);

●

EarthLink determines, in its reasonable judgment, would be reasonably likely to cause a risk of loss of attorney-client privilege to EarthLink (provided that EarthLink must use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of any attorney-client privilege);

●	relates to the negotiation and execution of the merger agreement or any alternative transaction proposal;

●	EarthLink determines, in its reasonable judgment, would be reasonably likely to expose EarthLink to risk of liability for disclosure of sensitive or personal information; or
●	EarthLink determines, in its reasonable judgment, would be reasonably likely to constitute a violation of applicable laws.

Notwithstanding the above, Windstream may not conduct any activities pursuant to its above access to information rights in a manner that interferes unreasonably with the business or operations of EarthLink.

Windstream has agreed to afford to EarthLink, EarthLink’s officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives reasonable access to Windstream’s and its subsidiaries properties, contracts, commitments, books and records.

Windstream will, and will cause its subsidiaries to, (i) furnish promptly to EarthLink a copy of any document filed or received by it pursuant to federal and state law and (ii) use reasonable best efforts to cause its representatives to furnish promptly to EarthLink such additional financial and operating data and other information as EarthLink may reasonably request, except for any information that:

●

Windstream determines, in its reasonable judgment, would be reasonably likely to cause a violation of any contract to which Windstream is a party (provided that Windstream must use its reasonable best efforts to obtain the required consent of the necessary party to such access or disclosure);

●

Windstream determines, in its reasonable judgment, would be reasonably likely to cause a risk of loss of attorney-client privilege to Windstream (provided that Windstream must use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of any attorney-client privilege);

●	relates to the negotiation and execution of the merger agreement or any alternative transaction proposal;

●	Windstream determines, in its reasonable judgment, would be reasonably likely to expose Windstream to risk of liability for disclosure of sensitive or personal information; or
●	Windstream determines, in its reasonable judgment, would be reasonably likely to constitute a violation of applicable laws.

Notwithstanding the above, EarthLink may not conduct any activities pursuant to its above access to information rights in a manner that interferes unreasonably with the business or operations of Windstream.

Each of EarthLink and Windstream agree to treat any information received pursuant to the merger agreement in accordance with the confidentiality agreement between EarthLink and Windstream, dated as of October 3, 2016. Each of EarthLink and Windstream further agree that the other party makes no representations or warranties to it regarding the accuracy of any information provided to it under its access to information rights other than as expressly set forth in the representations and warranties provisions of the merger agreement.

EarthLink has agreed to cooperate and participate, as reasonably requested by Windstream, in Windstream’s efforts to plan the integration of the parties’ operations, including providing reports on operational matters and participating in such integration planning teams and committees as Windstream may reasonably request.

No Solicitation of Alternative Transaction Proposals

Each of EarthLink and Windstream has agreed that, from the date of the merger agreement until the earlier of the closing of the merger and the termination of the merger agreement (which we refer to as the no shop period), each of the parties and its respective subsidiaries will not and will not instruct its affiliates and representatives to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage any alternative transaction proposal or any inquiry or proposal that would reasonably be expected to lead to an alternative transaction proposal or (ii) participate in any discussions or negotiations with any persons regarding, or furnish to any person non-public information with respect to, or knowingly cooperate in any way with any person in connection with soliciting, initiating, facilitating or encouraging, any alternative transaction proposal or the submission or making of any inquiry or proposal that would reasonably be expected to lead to an alternative transaction proposal.

During the no shop period, each of the parties has agreed, and instructed its affiliates and representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted with respect to any alternative transaction proposal or any inquiry or proposal that would reasonably be expected to lead to an alternative transaction proposal, request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic dataroom access.

Prior to the time of the necessary stockholder approval, if a party receives an alternative transaction proposal, (i) the party and its representatives may contact the person or group making the alternative transaction proposal solely to clarify the terms and conditions of the proposal or to request that any oral proposal be made in writing, and (ii) if the party’s board of directors determines in good faith (after consultation with its outside counsel and financial advisors) that an alternative transaction proposal constitutes or would reasonably be expected to lead to a superior proposal, then the party and its representatives may:

●

furnish information with respect to the party and its subsidiaries to the person or group making such alternative transaction proposal (provided that all such information has been provided to the other party or is provided to the other party prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement not less restrictive on such person than the confidentiality agreement with Windstream or EarthLink, as applicable; and

●	participate in discussions regarding the terms of such alternative transaction proposal and the negotiation of such terms with the person or group making such alternative transaction proposal.

Each party has agreed that neither its board of directors nor any committee thereof may:

●

(i) withdraw (or modify in any manner adverse to the other party), or propose publicly to withdraw (or modify in any manner adverse to the other party), the approval, recommendation or declaration of advisability by the party’s board or any of its committees of the matters to be approved at such party’s special meeting of stockholders, or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any alternative transaction proposal; or

●	allow the party or its subsidiaries to execute or enter into, any binding agreement in connection with any alternative transaction proposal (other than a permitted confidentiality agreement).

Prior to the necessary stockholder approval, each party’s board of directors may make an adverse recommendation change and, in the case of an alternative transaction proposal, terminate the merger agreement to enter into a definitive agreement with respect to an alternative transaction proposal (i) if the party’s board of directors determines that an alternative transaction proposal constitutes a superior proposal or (ii) in response to any event, fact, circumstance, development or occurrence that is material to the party and its subsidiaries, taken as a whole, that was not known to, or reasonably foreseeable by, such party’s board of directors prior to the date of the merger agreement, subsequently becomes known to such party’s board of directors and does not involve or relate to an alternative transaction proposal if, in either case, the party’s board of directors determines in good faith that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties. Neither party will be entitled to exercise its right to make an adverse recommendation change or, in the case of an alternative transaction proposal which constitutes a superior proposal, terminate the merger agreement to enter into a definitive agreement with respect to the superior proposal, unless (i) the party has given the other party at least three (3) business says’ prior written notice that the party’s board of directors intends to take such action and specifying the reasons, including, in the case of a superior proposal, the material terms of any superior proposal, (ii) during such a period, the party has negotiated, and has caused its representatives to negotiate, with the other party in good faith, to the extent the other party desires to negotiate, to enable the other party to propose in writing a binding offer to make such adjustments in the terms and conditions of the merger agreement so that, if applicable, the alternative transaction proposal ceases to constitute a superior proposal or, in connection with a change in recommendation not involving or relating to an alternative transaction proposal, would cause the party’s board of directors no longer to believe that the failure to make a recommendation change would be reasonably likely to be inconsistent with its fiduciary duties, and (iii) at the end of such period, the party’s board of directors must have considered in good faith such binding offer and determined that the superior proposal continues to constitute a superior proposal or, other than in the case of an alternative transaction proposal, that it would continue to be reasonably likely to be inconsistent with the party’s board of directors’ fiduciary duties if it failed to make an adverse recommendation change.

The above does not prohibit the party from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making “stop-look-and-listen” communications under Rule 14d-9 of the Exchange Act or (ii) making any disclosure to the stockholders of the party if, in the good faith judgment of the party’s board of directors (after consultation with its outside counsel), failure to disclose such information would be inconsistent with its obligations under applicable law.

An “alternative transaction proposal” for Windstream means any proposal or offer (whether or not in writing) by a third party or group relating to any transaction or series of related transactions resulting in any: (i) merger, consolidation, tender offer, exchange offer, share exchange, other business combination or similar transaction involving Windstream (A) pursuant to which any person (or the stockholders of any person) or group, other than the stockholders of Windstream (as a group) immediately prior to the consummation of such transaction, would hold Windstream common stock representing fifteen percent (15%) or more of the voting power of the surviving or resulting entity after giving effect to the consummation of such transaction or (B) as a result of which the stockholders of Windstream (as a group) immediately prior to the consummation of such transaction would hold Windstream common stock representing less than eighty-five percent (85%) of the voting power of the surviving or resulting entity after giving effect to the consummation of such transaction, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, tender offer, exchange offer, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of Windstream or otherwise), of any business or assets of Windstream or the subsidiaries of Windstream representing fifteen percent (15%) or more of the consolidated revenues, net income or assets of Windstream and the subsidiaries of Windstream, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any person (or the stockholders of any person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing fifteen percent (15%) or more of the voting power of Windstream, (iv) transaction in which any person (or the stockholders of any person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, fifteen percent (15%) or more of the Windstream common stock or (v) any combination of the foregoing (in each case, other than in connection with the Windstream stock issuance and the mergers).

A “superior proposal” for Windstream means any bona fide written alternative transaction proposal made by a third party or group (i) on terms which the Windstream Board determines in good faith (after consultation with its outside counsel and financial advisors) to be superior, from a financial point of view, to the transactions contemplated by the merger agreement, including the Windstream stock issuance and the mergers, for Windstream or holders of Windstream common stock, taking into account all the terms and conditions of such proposal and the merger agreement (including any changes proposed by EarthLink to the terms of the merger agreement), and (ii) that the Windstream Board determines in good faith (after consultation with its outside counsel and financial advisors) would reasonably be expected to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal (including the financing terms of any such proposal and conditions to its consummation); provided, however, that for purposes of the reference to a Windstream alternative transaction proposal in this definition of superior proposal for Windstream, all references to “fifteen percent (15%)” and “eighty-five percent (85%)” in the definition of Windstream alternative transaction proposal shall be deemed to be references to “fifty percent (50%).”

An “alternative transaction proposal” for EarthLink means any proposal or offer (whether or not in writing) by a third party or group relating to any transaction or series of related transactions resulting in any: (i) merger, consolidation, tender offer, exchange offer, share exchange, other business combination or similar transaction involving EarthLink (A) pursuant to which any person (or the stockholders of any person) or group, other than the stockholders of EarthLink (as a group) immediately prior to the consummation of such transaction, would hold EarthLink common stock representing fifteen percent (15%) or more of the voting power of the surviving or resulting entity after giving effect to the consummation of such transaction or (B) as a result of which the stockholders of EarthLink (as a group) immediately prior to the consummation of such transaction would hold EarthLink common stock representing less than eighty-five percent (85%) of the voting power of the surviving or resulting entity after giving effect to the consummation of such transaction, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, tender offer, exchange offer, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of EarthLink or otherwise), of any business or assets of EarthLink or the subsidiaries of EarthLink representing fifteen percent (15%) or more of the consolidated revenues, net income or assets of EarthLink and the subsidiaries of EarthLink, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any person (or the stockholders of any person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing fifteen percent (15%) or more of the voting power of EarthLink, (iv) transaction in which any person (or the stockholders of any person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, fifteen percent (15%) or more of the EarthLink common stock or (v) any combination of the foregoing (in each case, other than the mergers).

A “superior proposal” for EarthLink means any bona fide written alternative transaction proposal made by a third party or group (i) on terms which the EarthLink Board determines in good faith (after consultation with its outside counsel and financial advisors) to be superior, from a financial point of view, to the transactions contemplated by the merger agreement, including the mergers, for the holders of EarthLink common stock, taking into account all the terms and conditions of such proposal and the merger agreement (including any changes proposed by Windstream to the terms of the merger agreement), and (ii) that the EarthLink Board determines in good faith (after consultation with its outside counsel and financial advisors) would reasonably be expected to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal (including the financing terms of any such proposal and conditions to its consummation); provided, however, that for purposes of the reference to a EarthLink alternative transaction proposal in this definition of a superior proposal for EarthLink, all references to “fifteen percent (15%)” and “eighty-five percent (85%)” in the definition of EarthLink alternative transaction proposal shall be deemed to be references to “fifty percent (50%).”

Preparation of SEC Documents; Stockholders’ Meetings

Each of EarthLink and Windstream has agreed to jointly prepare and file with the SEC the joint proxy statement, and Windstream will prepare and file with the SEC the Form S-4. The parties have agreed to use reasonable best efforts to respond to any comments from the SEC and to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The parties have agreed to take any action required to be taken under applicable state securities laws in connection with the issuance of Windstream common stock and Windstream restricted stock units in the merger and in connection with the reservation for issuance of shares of Windstream common stock. Each of EarthLink and Windstream must advise the other promptly after receipt of oral or written notice that the Form S-4 has become effective or any supplement or amendment has been filed.

As promptly as practicable following the Form S-4 being declared effective, each party has agreed to take all action necessary in accordance with applicable laws and their respective organizational documents to duly give notice of, convene and hold a meeting of its stockholders, to be held as promptly as practicable, and in any event within forty-five (45) days after the Form S-4 has been declared effective, to consider the adoption of the merger agreement and approval of the mergers (with respect to EarthLink) and the approval of the Windstream charter amendment and the Windstream stock issuance (with respect to Windstream). Each of the parties has agreed to use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of the merger agreement and approval of the mergers (with respect to EarthLink) and in favor of the approval of the Windstream charter amendment and the Windstream stock issuance (with respect to Windstream). Each of the parties may postpone or adjourn its stockholders meeting if it has not received proxies representing a sufficient number of shares to obtain the stockholder approvals.

Without the prior written consent of EarthLink, Windstream may only propose to its stockholders at the stockholders meeting the following: (i) the approval of the Windstream charter amendment; (ii) the approval of the Windstream stock issuance; and (iii) if Windstream has not received proxies representing a sufficient number of shares of Windstream common stock to obtain Windstream stockholder approval, the adjournment of the stockholders meeting to solicit additional proxies. Without the prior written consent of Windstream, EarthLink may only propose to its stockholders at the stockholders meeting the following: (i) the adoption of the merger agreement and approval of the mergers, (ii) a non-binding, advisory vote to approve the payment by EarthLink of certain compensation to the named executive officers of EarthLink that is based on or otherwise relates to the mergers, and (iii) if EarthLink has not received proxies representing a sufficient number of shares of common stock to obtain the stockholder approval, the adjournment of the stockholders meeting to solicit additional proxies.

Windstream has agreed to promptly prepare and file with the NASDAQ a listing application covering the shares of Windstream common stock issuable in the merger and use all reasonable best efforts to obtain approval for the listing of such common stock.

Windstream and EarthLink have agreed to (i) cooperate with each other in order to lift any injunctions or remove any other impediment to the consummation of the transactions contemplated by the merger agreement and (ii) cooperate with each other in obtaining a written opinion of each party’s respective legal counsel as to the qualification of the mergers as a “reorganization” under Section 368(a) of the Code.

Employee Matters

EarthLink and Windstream have agreed that, from the effective time of the merger, Windstream will honor all EarthLink benefit plans, in accordance with their terms as in effect immediately before the date of the merger agreement, provided that nothing will be deemed to limit or otherwise impair Windstream from amending or terminating any such benefit plans in accordance with their terms.

Windstream has agreed that, from the effective time of the merger and for twelve months thereafter, Windstream will ensure that each employee of EarthLink or its subsidiaries who continues in employment with Windstream or its subsidiaries, and who is not subject to a collective bargaining agreement, will receive a base salary or hourly wage rate no less than that provided by EarthLink and its subsidiaries immediately prior to the effective time of the merger. From the effective time of the merger to December 31, 2017, Windstream will provide to each EarthLink employee a cash commission opportunity and target cash bonus opportunity each no less than provided by EarthLink and its subsidiaries immediately prior to the effective time of the merger. From the effective time of the merger, Windstream will cause the surviving company and its subsidiaries to provide welfare and employee benefit plans, programs and arrangements (other than with respect to non-cash incentive or severance) that are substantially comparable, in the aggregate, to those provided to similarly situated employees of Windstream and its subsidiaries. For a period beginning at the effective time of the merger and ending no less than twelve months thereafter, Windstream will ensure that each EarthLink employee who is not a party to either an individual agreement providing severance benefits or the change in control severance plan of EarthLink will receive severance benefits that are no less favorable than those provided by EarthLink and its subsidiaries immediately prior to the effective time of the merger.

Windstream and its affiliates will recognize the service of employees with EarthLink and its subsidiaries and their predecessors prior to closing as service with Windstream for all purposes in connection with any employee benefit plan, program or arrangement maintained by Windstream or one of its affiliates following the closing, except (i) for benefit accrual purposes under any defined benefit pension plan, (ii) for purposes of any retiree welfare plan or (iii) as would result in a duplication of benefits.

Windstream and its affiliates will use commercially reasonable efforts to (i) waive, or cause its insurance carriers to waive, all limitations as to pre-existing and at-work conditions under any group health plan that is made available to such employees after the effective time of the merger, and (ii) provide credit to EarthLink employees for any co-payments, deductibles and out-of-pocket expenses paid by such employees under any group health plan of EarthLink or its subsidiaries during the portion of the relevant plan year following the effective time of the merger.

Notification of Certain Matters

EarthLink must give prompt notice to Windstream, and Windstream must give prompt notice to EarthLink, of (i) the occurrence of any event known to it which has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on it or has caused, or would reasonably be expected to cause, individually or in the aggregate, any condition to closing set forth in the merger agreement to be unsatisfied at any time prior to the effective time of the merger, or (ii) any action, suit, proceeding, inquiry or investigation pending or, to the knowledge of EarthLink or Windstream, as applicable, threatened that questions or challenges the validity of the merger agreement or the consummation of the transactions contemplated by the merger agreement.

Filings; Other Actions

Each of EarthLink and Windstream has agreed to use its reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the mergers and other transactions contemplated by the merger agreement, including to (i) obtain all necessary consents from governmental entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity, (ii) obtain all necessary consents from third parties, (iii) defend all lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the transactions contemplated by the merger agreement and (iv) execute and deliver all additional instruments necessary to consummate the transactions contemplated by the merger agreement.

EarthLink and Windstream will:

●

within eight (8) business days from the date of the merger agreement, make or cause to be made (i) an appropriate filing of a notification and report form pursuant to the HSR Act relating to the mergers and (ii) all other necessary registrations, declarations, notices and filings relating to the mergers with other governmental entities under any other antitrust, competition, trade regulation or similar laws, or respond as promptly as practicable to any additional requests for information received from the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or any other governmental entities in connection with any filing referenced above;

●

(i) within eight (8) business days from the date of the merger agreement make or cause to be made, in consultation and cooperation with the other, all filings required to be made with the FCC in order to obtain the FCC consents required in connection with the mergers and all filings required to be made with any PSCs in order to obtain certain PSC consents required pursuant to the merger agreement, and within fifteen (15) business days from the date of the merger agreement, make or cause to be made, in consultation and cooperation with the other, all filings required to be made with any state regulators in order to obtain all other PSC consents agreed between the parties; (ii) respond as promptly as practicable to any additional requests for information received from the FCC, or any PSC by EarthLink or Windstream or any of their respective subsidiaries; and (iii) use reasonable best efforts to cure, not later than the effective time of the merger, any material violations or defaults under any FCC rules or rules of any PSC;

●

use their reasonable best efforts to cooperate with each other in (i) determining whether any filings are required to be made with, or consents are required to be obtained from, any other third parties or governmental entities in connection with the execution and delivery of the merger agreement and the consummation of the transactions contemplated by the merger agreement and (ii) timely making all such required or appropriate filings and timely seeking all required or appropriate consents, permits, clearances, authorizations or approvals; and

●

use their reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by the merger agreement.

EarthLink and Windstream will jointly and in cooperation with each other direct the parties’ proceedings before any governmental entity with respect to the mergers, the merger agreement or any of the transactions contemplated by the merger agreement. Each of Windstream and EarthLink agree to take, and Windstream is required to take, any and all steps, and to make any and all reasonable undertakings, necessary to avoid or eliminate each and every impediment under any regulatory law that may be asserted by any third party or governmental entity with respect to the mergers so as to enable the closing to occur, provided that neither party will be required to (i) divest or dispose of any assets or businesses (or transfer to a trust or similar vehicle pending such divestiture) or (ii) undertake any efforts or take any action if the taking of such efforts or action is or would reasonably be expected to result, individually or in the aggregate, in a material adverse effect on the assets, liabilities, business, results of operations or condition (financial or otherwise) of Windstream and its subsidiaries (including the surviving company), taken as a whole, after giving effect to the mergers (it being understood that such material adverse effect will be measured solely on a scale relative to Windstream and its subsidiaries, taken as a whole, immediately prior to the mergers).

Indemnification and Insurance

Each of EarthLink and Windstream has agreed that all rights to indemnification and payment or reimbursement of fees and expenses incurred in advance of the final disposition of any claim related to acts or omissions occurring at or prior to the effective time of the merger will survive the mergers and will continue for a period of six (6) years after the effective time of the merger.

For a period of six (6) years after the effective time of the merger, Windstream will indemnify, among others, current and former directors and officers of EarthLink to the fullest extent permitted by applicable law against any losses, claims, damages, liabilities, costs, expenses, judgments, fines and, with Windstream’s prior consent, amounts paid in settlement in connection with any threatened or actual civil, criminal or administrative action, suit, litigation, arbitration, mediation, claim, hearing, inquiry investigation or other proceeding to which an indemnified party is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to:

●

the fact that such individual is or was a director or officer of EarthLink or any of its subsidiaries, or is or was serving at the request of EarthLink or any of its subsidiaries as a director or officer of another person; or

●	(ii) the merger agreement or any of the transactions contemplated thereby, whether asserted or arising before or after the effective time of the merger.

The merger agreement requires Windstream to cause the surviving company to maintain for a period of six (6) years after completion of the mergers directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the effective time of the merger, covering each person covered by EarthLink’s currently in force directors’ and officers’ liability insurance, provided that if aggregate annual premiums for such insurance exceeds three hundred percent (300%) of the annual premium for such insurance as of the date of the merger agreement, then the surviving company or Windstream must obtain a policy covering such individuals with the greatest coverage then available, but not in excess of such three hundred percent (300%) amount. EarthLink may, in consultation with Windstream and in lieu of the policy in the previous sentence, purchase a six year pre-paid “tail policy” prior to closing on terms providing at least substantially equivalent benefits in the aggregate to such directors and officers as its current policy at an aggregate cost up to but not exceeding the aggregate maximum payable pursuant to the preceding sentence for such six-year prior.

Section 16 Matters

Prior to the effective time of the merger, Windstream and EarthLink must use reasonable best efforts to approve in advance in accordance with the procedures set forth in Rule 16b-3 under the Exchange Act any dispositions of EarthLink common stock or acquisitions of Windstream common stock resulting from the transactions contemplated by the merger agreement by each respective officer or director of EarthLink who is subject to Section 16 of the Exchange Act.

Control of Operations

Windstream and EarthLink agree that nothing contained in the merger agreement gives either party, directly or indirectly, the right to control or direct the other party’s operations prior to the effective time of the merger.

Windstream Board; Governance Matters

Prior to the closing, Windstream will increase the size of its board of directors to twelve members and, effective as of the effective time of the merger, will appoint three members of the EarthLink Board selected by EarthLink to the Windstream Board. The EarthLink designees must be reasonably acceptable to Windstream, taking into account Windstream’s normal corporate governance process for selection of directors to the Windstream Board.

The EarthLink designees will serve until Windstream’s next annual meeting of stockholders, and Windstream must re-nominate the EarthLink designees for election to the Windstream Board at the first annual meeting immediately following the closing of the mergers and solicit proxies in favor of their election using efforts no less than the efforts used to solicit proxies in favor of the election of the other individuals nominated to the Windstream Board.

Dividend Matters

EarthLink and Windstream will coordinate with each other to designate the same record and payment dates for their respective quarterly dividends declared in any calendar quarter in which the closing might reasonably be expected to occur. However, EarthLink and Windstream must designate the business day immediately prior to the closing date as the record and payment date for each such party’s final quarterly dividend, which will be in an amount equal to each party’s respective regular quarterly cash dividend, pro-rated based on the number of days elapsed in such calendar quarter up to such record date. After the closing date, all holders of Windstream common stock (including former holders of EarthLink common stock and EarthLink options) will be entitled to receive with respect to each share of Windstream common stock, as and when declared by the Windstream Board, on the next record date for payment of dividends with respect to Windstream common stock, Windstream’s regular quarterly cash dividend in effect as of the date of the merger agreement, pro-rated based on the number of days from the closing date through such subsequent record date.

Financing Efforts and Related Cooperation

Windstream has agreed to keep EarthLink reasonably and promptly informed on the status of material developments in respect of any financing contemplated by the merger agreement in connection with the mergers.

Each of Windstream, Merger Sub 1 and Merger Sub 2 has acknowledged and agreed that the obtaining of any financing is not a condition to the closing of the mergers.

Prior to the effective time of the merger, EarthLink will provide (and will use reasonable best efforts to cause its directors, officers, employees, consultants, advisors, counsel, accountants, auditors and other representatives to provide) such cooperation as is reasonably requested by Windstream with respect to any financing of the mergers and other transactions contemplated by the merger agreement, subject to certain limitations, including, among other things, that EarthLink, its subsidiaries, and their respective officers, directors, managers, employees, advisors, accountants, consultants, auditors, agents and other representatives will not be required to take any action that would unreasonably interfere with the business of EarthLink and its subsidiaries or that would violate any material agreement of EarthLink or any of its subsidiaries.

Windstream will promptly reimburse EarthLink and its subsidiaries for all reasonable and documented out-of-pocket costs and expenses incurred by it and its subsidiaries in complying with the financing cooperation provisions of the merger agreement. Windstream will indemnify EarthLink and its subsidiaries, and each of their respective directors, officers, employees, agents and other representatives, from and against any and all losses, damages, claims, interest, costs, expenses, awards, judgments, penalties and amounts paid in settlement, suffered or incurred, directly or indirectly, in connection with any financing, other than any claims arising (i) from fraud, intentional misrepresentation, willful misconduct or gross negligence of EarthLink, its subsidiaries or their respective directors, officers, employees, agents and other representatives or (ii) as a result of information provided by EarthLink, its subsidiaries or their respective directors, officers, employees, agents and other representatives to Windstream specifically to be used in connection with the financing being materially misleading or materially incorrect.

Subject to certain limited exceptions, EarthLink and its subsidiaries have agreed to consent to the use of their logos in connection with any financing.

Prior to or at closing, EarthLink must deliver an executed payoff letter in customary form for its Second Amended and Restated Credit Agreement, dated as of June 30, 2016 (which we refer to as the EarthLink credit agreement). Windstream and its subsidiaries are required to provide the funds necessary for the payment in full of the EarthLink credit agreement and any other amounts payable under such payoff letter.

EarthLink has agreed that Windstream and its affiliates may share any information with respect to EarthLink and its subsidiaries with financing sources in connection with any marketing efforts in connection with any financing. However, the recipients of such information must agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda.

Treatment of Existing Indentures

Windstream will be permitted to commence debt tender offers and to conduct consent solicitations related to any or all of EarthLink’s 7.375% Senior Secured Notes due 2020 and/or 8.875% Senior Notes due 2019 (collectively, the “existing notes”), on such terms and conditions, that are acceptable to Windstream, and EarthLink will assist Windstream in connection with the above. Windstream will be responsible for the payment of all existing notes validly tendered (and not withdrawn) and accepted by it for purchase in any connection with any such debt tender offer.

EarthLink will, and will cause its subsidiaries to, and will use reasonable best efforts to cause its and its subsidiaries’ respective representatives to, provide all cooperation reasonably requested by Windstream in connection with any debt tender offers and/or consent solicitations. The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the debt tender offer and/or consent solicitation will be selected by Windstream.

If requested by Windstream, in lieu of Windstream commencing a debt tender offer for any portion of any series of existing notes, EarthLink must use its reasonable best efforts to (i) substantially simultaneously with the closing, issue a notice of optional redemption for all of the outstanding aggregate principal amount of such series of existing notes, pursuant to the applicable existing indenture, and (ii) take any other actions at and after the effective time reasonably requested by Windstream to facilitate the satisfaction and discharge of such existing notes and the release of any liens in connection therewith. However, substantially simultaneously to EarthLink’s being required to issue such notice of optional redemption, Windstream will deposit, or will cause to be deposited, with the trustee under the applicable existing indenture sufficient funds for such redemption, satisfaction and discharge.

Windstream will prepare all necessary and appropriate documentation in connection with any debt tender offer (including any related consent solicitation) and/or satisfaction and discharge, and EarthLink will have a reasonable opportunity to review and comment.

Notwithstanding anything to the contrary in the merger agreement, (i) no personal liability will be imposed on the respective officers, directors, managers, employees, advisors, accountants, consultants, auditors, agents or other representatives of EarthLink and its subsidiaries, (ii) EarthLink and its subsidiaries and their respective officers, directors, managers, employees, advisors, accountants, consultants, auditors, agents and other representatives will not be required to take any action that, among other things, would unreasonably interfere with the operation of the business of EarthLink and its subsidiaries or conflict with any material agreement of EarthLink or any of its subsidiaries, (iii) neither EarthLink nor its subsidiaries will be required to pay any fees or incur any other liability or obligation in connection with any offer to purchase, debt tender offer, consent solicitation or satisfaction and discharge, (iv) Windstream will not acquire any of the existing notes prior to closing and (v) any legal opinions in connection with the above will be delivered by counsel to Windstream.

Windstream has agreed to promptly reimburse EarthLink for all reasonable and documented out-of-pocket costs and expenses paid to third parties in connection with any offer to purchase, debt tender offer, consent solicitation or satisfaction and discharge. Windstream will indemnify EarthLink and its subsidiaries, and each of their respective officers, employees and other representatives, from and against any and all liabilities or losses, damages, claims, interest, costs, expenses, awards, judgments, penalties and amounts paid in settlement, suffered or incurred, directly or indirectly, in connection with any offer to purchase, debt tender offer, consent solicitation or satisfaction and discharge and any information utilized in connection therewith (other than arising from information provided in writing by EarthLink or on behalf of EarthLink by its representatives expressly for use in connection with the foregoing), except in the event such loss, damage or other amount is found by a court of competent jurisdiction to have resulted from the fraud, intentional misrepresentation, willful misconduct or gross negligence of EarthLink, its subsidiaries or their respective representatives.

Windstream Charter Amendment

Prior to the effective time of the merger, and subject to obtaining the approval of Windstream’s stockholders, Windstream is required to file the Windstream charter amendment with the Secretary of State of the State of Delaware.

Holding Company Formation

EarthLink and Windstream must cooperate in good faith with each other in connection with analyzing the advisability of, prior to the effective time of the merger, EarthLink incorporating or causing to be incorporated a new Delaware corporation as a wholly-owned subsidiary of EarthLink Business

Holdings, LLC and contributing or causing to be contributed to such corporation all of the stock and other ownership interests in EarthLink’s subsidiaries held by EarthLink Business Holdings, LLC. Any such reorganization will be in the sole discretion of EarthLink.

Windstream Rights Agreement

Windstream agrees not to amend the Windstream rights agreement in any way that alters any of the provisions of the amendment to the Windstream rights agreement that Windstream adopted in connection with its entry into the merger agreement.

Availability of Funds

From the date of the merger agreement until the effect time of the merger, Windstream must at all times maintain available funds necessary to consummate the mergers and the other transactions contemplated by the merger agreement, taking into account (i) unrestricted cash, (ii) availability under the Windstream credit agreement, (iii) the proceeds of any subsequent borrowings or of any other financing permitted by the merger agreement and incurred for the primary purpose of consummating the mergers and the other transactions contemplated by the merger agreement, and (iv) any commitment letter issued by a financing source for the primary purpose of providing funds to finance the mergers and the other transactions contemplated by the merger agreement in form and substance reasonably acceptable to EarthLink. Upon EarthLink’s written request from time to time (not to exceed more than one request in any 30-day period) prior to the effective time of the merger, Windstream will provide EarthLink a written certification of its chief financial officer, together with reasonable supporting documentation, that such funds remain available in the manner required above.

Conditions to the Mergers

The obligations of each of EarthLink and Windstream to effect the mergers are subject to the satisfaction, or waiver, of the following conditions:

●	EarthLink stockholders’ approval of the merger proposal will have been obtained in accordance with applicable law;
●

Windstream stockholders’ approval of the Windstream stock issuance proposal and the Windstream charter amendment proposal will have been obtained in accordance with the rules of the NASDAQ and the DGCL, respectively;

●	the Windstream charter amendment will have been duly filed with the Secretary of State of the State of Delaware and be in full force and effect;
●	no applicable law or other legal restraint or prohibition and no binding order or determination by any governmental entity will be in effect that prevents, makes illegal or prohibits the mergers;
●	the Form S-4 will have been declared effective under the Securities Act and will not be the subject of any stop order or proceedings seeking a stop order;
●	the shares of Windstream common stock issuable in the merger will have been approved for listing on the NASDAQ;
●	the waiting period (and any extension thereof) applicable to the mergers under the HSR Act will have expired or been earlier terminated;

●	any and all authorizations required to be obtained from the FCC in connection with the consummation of the mergers will have been obtained and will be an effective order of the FCC; and
●	the consents requested in the PSC applications agreed pursuant to the merger agreement will have been obtained from the applicable PSC, and such consents will be in full force and effect.

In addition, the obligations of EarthLink to effect the mergers are subject to the satisfaction, or waiver, of the following additional conditions:

●	The representations and warranties of Windstream in the merger agreement will be true and correct (i) in all material respects, with respect to certain representations and warranties regarding organization and qualification and authority to enter into the merger agreement, (ii) in all respects, with respect to certain representations and warranties regarding capitalization (other than de minimis inaccuracies) and Windstream’s tax accounting and status and (iii) in all respects, with respect to all representations and warranties not referenced in clauses (i) and (ii), except where any failure to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Windstream;

●	Windstream will have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement to be performed or complied with by it prior to the effective time of the merger;

●	Since November 5, 2016, there will have been no circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Windstream;
●	EarthLink will have received a tax opinion of its tax counsel, dated as of the closing date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

●	Windstream will have delivered to EarthLink a certificate certifying to the effect that the conditions with respect to compliance with representations and warranties, compliance with covenants and the absence of a material adverse effect have been satisfied as of the effective time of the merger.

In addition, the obligations of Windstream, Merger Sub 1 and Merger Sub 2 to effect the mergers are subject to the satisfaction, or waiver, of the following additional conditions:

●	The representations and warranties of EarthLink in the merger agreement will be true and correct (i) in all material respects, with respect to certain representations and warranties regarding organization and qualification and authority to enter into the merger agreement, (ii) in all respects, with respect to certain representations and warranties regarding capitalization (other than de minimis inaccuracies) and (iii) in all respects, with respect to all representations and warranties not referenced in clauses (i) and (ii), except where any failure to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on EarthLink;

●	EarthLink will have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement to be performed or complied with by it prior to the effective time of the merger;

●	Since November 5, 2016, there will have been no circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on EarthLink;

●	Windstream will have received a tax opinion of its tax counsel, dated as of the closing date, to the effect that, on the basis of the facts, representations and assumptions in such opinion, the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

●	EarthLink will have delivered to Windstream a certificate certifying to the effect that the conditions with respect to compliance with representations and warranties, compliance with covenants and the absence of a material adverse effect have been satisfied as of the effective time of the merger agreement.

Under the merger agreement, either party may waive compliance with the conditions to the closing of the mergers, except for those conditions that may not be waived under applicable law. Each of the Windstream Board and the EarthLink Board intends to resolicit stockholder approval if either party waives material conditions to the closing of the mergers and such changes in the terms of the mergers render the disclosure that Windstream or EarthLink previously provided to their stockholders materially misleading.

Termination

The merger agreement may be terminated and the mergers abandoned in the following circumstances:

●	by mutual written consent of EarthLink and Windstream at any time prior to the effective time of the merger;
●	by written notice of either EarthLink or Windstream:
●	at any time prior to the effective time of the merger, if the mergers are not consummated by the termination date (subject to a ninety (90) day extension if governmental approvals have not been obtained);

●	at any time prior to the effective time of the merger, if any governmental entity issues a final and nonappealable order, decree or ruling or takes any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the mergers;

●	after the Windstream special meeting at which a vote was taken, if the Windstream stockholders fail to approve the Windstream stock issuance or the Windstream charter amendment at the Windstream stockholder meeting;

● after the EarthLink special meeting at which a vote was taken, if the EarthLink stockholders fail to adopt the merger agreement at the EarthLink stockholder meeting;
●	by either party, at any time prior to the effective time of the merger, upon a breach of any representation, warranty, covenant or agreement contained in the merger agreement by the other party such that the conditions to the other party’s obligations to complete the mergers are not satisfied and, if such breach is capable of being cured, the breaching party has not commenced good faith efforts to cure the breach within twenty (20) calendar days or has not cured the breach within forty-five (45) calendar days following receipt of written notice of such breach;

●	by EarthLink, at any time prior to Windstream stockholder approval, if Windstream, the Windstream Board or any committee thereof for any reason will have failed to include in this joint proxy statement/prospectus the recommendation of the Windstream Board that such stockholders approve the Windstream charter amendment and the Windstream stock issuance, or made an adverse recommendation change;

●	by Windstream, at any time prior to the EarthLink stockholder approval, if EarthLink, the EarthLink Board or any committee thereof for any reason will have failed to include in this joint proxy statement/prospectus distributed to the stockholders of EarthLink the recommendation of the EarthLink Board that such stockholders adopt the merger agreement and approve the mergers, or made an adverse recommendation change;

●	by EarthLink, at any time prior to the EarthLink stockholder approval, if (i) EarthLink receives an alternative transaction proposal that the EarthLink Board determines constitutes a superior proposal, (ii) the EarthLink Board authorizes EarthLink to enter into a binding written agreement concerning the mergers that constitutes a superior proposal, (iii) EarthLink has complied in all material respects with the merger agreement regarding alternative transaction proposals and (iv) EarthLink, at or prior to the termination of the merger agreement, pays to Windstream the termination fee described below;

●	by Windstream, at any time prior to Windstream stockholder approval, if (i) Windstream receives an alternative transaction proposal that the Windstream Board determines constitutes a superior proposal, (ii) the Windstream Board authorizes Windstream to enter into a binding written agreement concerning the transaction that constitutes a superior proposal, (iii) Windstream has complied in all material respects with the merger agreement regarding alternative transaction proposals and (iv) Windstream, at or prior to the termination of the merger agreement, pays to EarthLink the termination fee described below; and

●	by EarthLink, at any time prior to the effective time of the merger, if Windstream fails to close the mergers when required to do so under the merger agreement or breaches its covenant to keep sufficient funds available to consummate the transactions contemplated by the merger agreement.

Payments

EarthLink will be required to pay a termination fee of $35,000,000 in the event that (A) Windstream terminates the merger agreement due to an adverse recommendation change by the EarthLink Board, (B) EarthLink terminates the merger agreement in order to enter into a definitive agreement with respect to a superior proposal or (C) following announcement of an alternative transaction proposal, (i) the EarthLink stockholder approval is not obtained, the merger agreement is terminated following the termination date or the merger agreement is terminated due to a breach of the merger agreement by EarthLink, and (ii) an alternative transaction proposal is consummated, or a definitive agreement with respect to an alternative transaction proposal is executed, in each case within twelve months after termination.

Windstream will be required to pay a termination fee of $35,000,000 in the event that (A) EarthLink terminates the merger agreement due to an adverse recommendation change by the Windstream Board, (B) Windstream terminates the merger agreement in order to enter into a definitive agreement with respect to a superior proposal or (C) following announcement of an alternative transaction proposal, (i) the Windstream stockholder approval is not obtained, the merger agreement is terminated following the termination date or the merger agreement is terminated due to a breach of the merger agreement by EarthLink, and (ii) an alternative transaction proposal is consummated, or a definitive agreement with respect to an alternative transaction proposal is executed, in each case within twelve months after termination. Additionally, if Windstream fails to close the mergers when required to do so under the merger agreement or breaches its covenant to keep sufficient funds available to consummate the transactions contemplated by the merger agreement, Windstream will be required to pay a termination fee of $70,000,000 to EarthLink upon termination of the merger agreement by EarthLink; provided that EarthLink may elect in its notice of termination to waive its right to receive the $70,000,000 fee in order to bring a claim for damages under the merger agreement.

In addition, EarthLink and Windstream will be obligated to reimburse the other party for up to $10,000,000 in expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement if the merger agreement is validly terminated by either party because a party’s required stockholder approval is not obtained.

Amendment or Supplement

The merger agreement may be amended by the parties at any time before the Windstream and the EarthLink stockholder approval. However, after the EarthLink and the Windstream stockholder approvals, there may not be, without further approval of EarthLink’s stockholders or Windstream’s stockholders any amendment of the merger agreement for which applicable law or the merger agreement requires further stockholder approval without such approval.

Miscellaneous

No Survival

None of the representations and warranties in the merger agreement (other than the parties’ respective representations and warranties regarding their non-reliance on extra-contractual representations or warranties) or in any instrument delivered pursuant to the merger agreement will survive the mergers, unless otherwise specified in the merger agreement.

Expenses

All costs and expenses incurred in connection with the mergers, the merger agreement and the transactions contemplated thereby will be paid by the party incurring or required to incur such expenses, unless otherwise specified in the merger agreement.

Governing Law

The merger agreement will be governed by and construed in accordance with the laws of the State of Delaware.

Specific Performance; Jurisdiction

Each of EarthLink and Windstream has agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement, without proof of actual damages.

Waiver of Jury Trial

Windstream, Merger Sub 1, Merger Sub 2 and EarthLink have agreed to irrevocably waive all right to trial by jury.

Assignment; Binding Effect

Neither the merger agreement nor any of the rights, interests or obligations thereunder may be assigned by any of the parties without the prior written consent of the other parties. The merger agreement will be binding upon and will inure to the benefit of the parties and their respective successors and assigns.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the mergers to U.S. holders (as defined below) of EarthLink common stock that receive Windstream common stock pursuant to the mergers. The discussion is limited to U.S. holders who hold their EarthLink common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder, judicial interpretations thereof and administrative rulings and published position of the Internal Revenue Service (which we refer to as the IRS), each as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders of EarthLink common stock in light of their particular facts and circumstances and does not apply to holders of EarthLink common stock that are subject to special rules under the U.S. federal income tax laws (including, for example, banks or other financial institutions, dealers in securities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein), subchapter S corporations, retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, holder liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, holder that are not U.S. holders, U.S. holders having a “functional currency” other than the U.S. dollar, holders who hold shares of EarthLink common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, and holders who acquire (or will acquire) their shares of EarthLink common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan). This discussion does not address any considerations under U.S. federal tax laws other than those pertaining to the income tax, nor does it address any considerations under the 3.8% Medicare contribution tax on unearned income or any state, local or non-U.S. tax laws.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of EarthLink common stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of EarthLink common stock should consult their tax advisors regarding the tax consequences of the mergers to them.

ALL HOLDERS OF EARTHLINK COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGERS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

For purposes of this discussion, the term “U.S. holder” means any beneficial owner of shares of EarthLink common stock that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust (a) if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

General

EarthLink and Windstream intend for the mergers to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Windstream’s obligation to complete the mergers that Windstream receive an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Windstream, to the effect that the mergers will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to EarthLink’s obligation to complete the mergers that EarthLink receive an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to EarthLink, to the effect that the mergers will be treated as a reorganization within the meaning of Section 368(a) of the Code. These conditions may not be waived by EarthLink or Windstream after receipt of the approval of the mergers by the stockholders of EarthLink and Windstream, respectively, without further stockholder approval.

These opinions will be based on customary assumptions and representations from EarthLink, Windstream, Merger Sub 1 and Merger Sub 2, as well as certain covenants and undertakings by EarthLink, Windstream, Merger Sub 1 and Merger Sub 2. EarthLink has received an opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP that, based on such assumptions, representations, covenants and undertakings, and assuming that they remain true and accurate as of the effective time of the mergers, and that there is no change in applicable law, the mergers will qualify under current U.S. federal income tax law as a reorganization within the meaning of section 368(a) of the Code and, accordingly, the U.S. federal income tax consequences of the mergers to U.S. holders of EarthLink common stock are as described below under “U.S. Federal Income Tax Consequences of the mergers to U.S. Holders.” In addition, Windstream has received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP that, based on such assumptions, representations, covenants and undertakings, and assuming that they remain true and accurate as of the effective time of the mergers, and that there is no change in applicable law, the mergers will qualify under current U.S. federal income tax law as a reorganization within the meaning of section 368(a) of the Code and, accordingly, the U.S. federal income tax consequences of the mergers to U.S. holders of EarthLink common stock are as described below under “U.S. Federal Income Tax Consequences of the mergers to U.S. Holders.” If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate or is violated, the validity of the opinions described above may be affected and the U.S. federal income tax consequences of the mergers could differ materially from those described in this joint proxy statement/prospectus.

An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge. Neither EarthLink nor Windstream intends to obtain a ruling from the IRS with respect to the tax consequences of the mergers. If the IRS were to successfully challenge the “reorganization” status of the mergers, the tax consequences would be different from those set forth in this joint proxy statement/prospectus.

U.S. Federal Income Tax Consequences of the Mergers to U.S. Holders

On the basis of the opinions described above, and subject to the discussion below relating to the receipt of cash in lieu of fractional shares:

●	a U.S. holder of EarthLink common stock will not recognize any gain or loss upon the exchange of shares of EarthLink common stock for shares of Windstream common stock in the mergers;
●	a U.S. holder of EarthLink common stock will have a tax basis in the Windstream common stock received in the mergers (including any fractional shares of Windstream common stock deemed received and exchanged for cash as described below) equal to the tax basis of the EarthLink common stock surrendered in exchange therefor;

●

a U.S. holder of EarthLink common stock will have a holding period for shares of Windstream common stock received in the mergers (including any fractional shares of Windstream common stock deemed received and exchanged for cash as described below) that includes its holding period for its shares of EarthLink common stock surrendered in exchange therefor.

Cash in Lieu of Fractional Shares

No fractional shares of Windstream common stock will be distributed to holders of EarthLink common stock in connection with the mergers. A U.S. holder that receives cash in lieu of a fractional share of Windstream common stock as part of the mergers will generally be treated as having received the fractional share pursuant to the mergers and then as having sold that fractional share of Windstream common stock for cash. As a result, such U.S. holder will recognize capital gain or loss measured by the difference between the cash received for such fractional share and the portion of the U.S. holder’s tax basis in the shares of EarthLink common stock allocable to the fractional share. Such capital gain or loss will generally be long-term capital gain or loss if the holding period for such shares of EarthLink common stock is more than one year. Long-term capital gain of certain non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Backup Withholding

Backup withholding at the applicable rate (currently 28%) may apply with respect to certain payments, such as cash received for fractional shares, unless the U.S. holder of the EarthLink common stock receiving such payments (i) is an exempt holder (and that, when required, provides certification as to its exempt status) or (ii) provides a properly completed IRS Form W-9 containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is exempt from backup withholding. Backup withholding is not an additional tax, and any amounts withheld from payments to a U.S. holder under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

ACCOUNTING TREATMENT

Windstream prepares its financial statements in accordance with GAAP. The mergers will be accounted for using the acquisition method of accounting. Windstream will allocate the purchase price to the fair value of EarthLink’s tangible and intangible assets and liabilities at the acquisition date, with the excess purchase price being recorded as goodwill. Under GAAP, goodwill is not amortized but is tested for impairment at least annually.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements presents the combination of historical financial statements of Windstream and EarthLink adjusted to give effect to the mergers. The unaudited pro forma combined statements of operations assume the mergers had been completed on January 1, 2015, while the unaudited pro forma combined balance sheet assumes the mergers had been completed on September 30, 2016.

The unaudited pro forma condensed combined financial statements are based upon the historical financial statements of Windstream and EarthLink and have been prepared in accordance with Article 11 of Regulation S-X. The pro forma condensed combined financial statements are based on various assumptions, including assumptions relating to the consideration paid and the allocation thereof to the assets acquired and liabilities assumed from EarthLink based on preliminary estimates of fair value. The pro forma assumptions and adjustments are described in the accompanying notes to the unaudited pro forma condensed combined financial statements. Pro forma adjustments are those that are directly attributable to the transaction, are factually supportable and, with respect to the unaudited pro forma statement of operations, are expected to have a continuing impact on the results of operations of the combined company. The unaudited pro forma condensed combined financial statements do not reflect any incremental costs incurred in integrating the two companies or any cost savings from operating efficiencies, synergies or other restructurings that could result from the mergers.

The pro forma adjustments are preliminary and have been made solely for informational purposes. As of the date of this joint proxy statement/prospectus, Windstream has not completed the appraisals necessary to arrive at the fair market value of the assets and liabilities to be acquired and the related allocations of purchase price. Once Windstream has completed the appraisals necessary to finalize the required purchase price allocation after the consummation of the mergers, the final allocation of purchase price will be determined. The final purchase price allocation will be determined by management with the assistance of third party appraisals and may be different than that reflected in the pro forma purchase price allocation reflected in the accompanying pro forma financial statements and this difference may be material.

The unaudited pro forma condensed combined financial statements are not intended to represent and are not necessarily indicative of what the combined company’s financial condition or results of operations would have been had the mergers been completed on January 1, 2015 or September 30, 2016, as the case may be. In addition, the pro forma financial statements do not purport to project the future financial condition and results of operations of the combined company. The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements and should be read in conjunction therewith.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the separate historical consolidated financial statements and accompanying notes included in Windstream’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, as well as EarthLink’s Annual Report on Form 10-K for its fiscal year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, each of which are incorporated herein by reference.

WINDSTREAM HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2016

			Pro Forma
(Millions)	Windstream	EarthLink	Adjustments		Pro Forma
Assets
Cash and cash equivalents	$61.4	$58.9	$—		$120.3
Accounts receivable, net of allowance for
doubtful accounts	649.7	70.9	—		720.6
Other current assets	209.9	23.6	—		233.5
Goodwill	4,213.6	141.9	488.1	(A)	4,843.6
Other intangibles, net	1,365.3	3.3	326.7	(B)	1,695.3
Net property, plant and equipment	5,238.8	333.5	—		5,572.3
Other assets	84.9	11.5	(2.3)	(C)	94.1
Total Assets	$11,823.6	$643.6	$812.5		$13,279.7
Liabilities
Current maturities of long-term debt	$13.4	$2.3	$3.7	(D)	$19.4
Current portion of long-term lease
obligations	164.5	—	—		164.5
Accounts payable	327.8	19.7	—		347.5
Other current liabilities	642.7	127.0	—		769.7
Long-term debt	4,852.7	427.2	74.7	(E)	5,354.6
Long-term lease obligations	4,875.7	—	—		4,875.7
Deferred income taxes	199.7	4.4	118.9	(F)	323.0
Other liabilities	496.8	36.4	—		533.2
Total liabilities	11,573.3	617.0	197.3		12,387.6

Shareholders’ Equity
Common stock	—	2.0	(2.0)	(G)	—
Additional paid in capital	569.3	2,018.2	(1,320.6)	(G)	1,266.9
Accumulated other comprehensive loss	(10.3)	—	—		(10.3)
Accumulated deficit	(308.7)	(1,248.7)	1,192.9	(G)	(364.5)
Treasury stock	—	(744.9)	744.9	(G)	—
Total shareholders’ equity	250.3	26.6	615.2		892.1
Total Liabilities and Shareholders’ Equity	$11,823.6	$643.6	$812.5		$13,279.7

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

WINDSTREAM HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(Millions, except per share amounts)	Windstream	EarthLink	Pro Forma Adjustments		Pro Forma
Revenues and sales:
Service revenues	$3,990.8	$729.7	$16.9	(H)	$4,737.4
Product sales	87.1	—	—		87.1
Total revenues and sales	4,077.9	729.7	16.9		4,824.5
Costs and expenses:
Cost of services	2,013.5	335.7	16.9	(H)	2,366.1
Cost of products sold	74.6	—	—		74.6
Selling, general and administrative	590.8	237.4	11.8	(I)	840.0
Depreciation and amortization	934.0	106.3	39.0	(J)	1,079.3
Merger and integration costs	10.5	6.6	—		17.1
Restructuring charges	12.8	2.5	—		15.3
Total costs and expenses	3,636.2	688.5	67.7		4,392.4
Operating income	441.7	41.2	(50.8)		432.1
Dividend income on CS&L common stock	17.6	—	—		17.6
Other expense, net	(2.5)	—	—		(2.5)
Gain on disposal of investment in CS&L
common stock	15.2	—	—		15.2
Gain on sale of businesses	—	9.1	—		9.1
Loss on early extinguishment of debt	(18.0)	(4.8)	—		(22.8)
Other-than-temporary impairment loss on
investment in CS&L common stock	(181.9)	—	—		(181.9)
Interest expense	(653.5)	(31.8)	8.5	(K)	(676.8)
(Loss) income before income taxes	(381.4)	13.7	(42.3)		(410.0)
Income tax (benefit) expense	(84.8)	1.5	(16.4)	(L)	(99.7)
Net (loss) income	$(296.6)	$12.2	$(25.9)		$(310.3)

(Loss) income per share:
Basic	($3.19)	$.12			($1.74)
Diluted	($3.19)	$.11			($1.74)

Weighted average shares:
Basic	93.6	105.1	86.0	(M)	179.6
Diluted	93.6	108.3	86.0	(M)	179.6

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

WINDSTREAM HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

(Millions, except per share amounts)	Windstream	EarthLink	Pro Forma Adjustments		Pro Forma
Revenues and sales:
Service revenues	$5,598.6	$1,097.2	$23.7	(H)	$6,719.5
Product sales	166.7	—	—		166.7
Total revenues and sales	5,765.3	1,097.2	23.7		6,886.2
Costs and expenses:
Cost of services	2,762.0	500.6	23.7	(H)	3,286.3
Cost of products sold	145.2	—	—		145.2
Selling, general and administrative	866.5	368.8	15.8	(I)	1,251.1
Depreciation and amortization	1,366.5	188.3	30.2	(J)	1,585.0
Merger and integration costs	95.0	9.5	—		104.5
Restructuring charges	20.7	9.8	—		30.5
Total costs and expenses	5,255.9	1,077.0	69.7		6,402.6
Operating income	509.4	20.2	(46.0)		483.6
Dividend income on CS&L common stock	48.4	—	—		48.4
Other income (expense), net	9.1	(1.0)	—		8.1
Gain on sale of data center	326.1	—	—		326.1
Loss on early extinguishment of debt	(36.4)	(9.7)	—		(46.1)
Interest expense	(813.2)	(50.0)	18.6	(K)	(844.6)
Income (loss) before income taxes	43.4	(40.5)	(27.4)		(24.5)
Income tax expense	16.0	2.7	(10.6)	(L)	8.1
Net income (loss)	$27.4	$(43.2)	$(16.8)		$(32.6)

Income (loss) per share:
Basic and diluted	$.24	($.42)			($.20)

Weighted average shares:
Basic	98.9	103.4	84.6	(M)	183.5
Diluted	98.9	103.4	84.6	(M)	183.5

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting and were based on the historical audited financial statements of Windstream and EarthLink for the year ended December 31, 2015 and the unaudited financial statements of Windstream and EarthLink as of and for the nine months ended September 30, 2016. Certain reclassifications have been made to the historical financial statements of EarthLink to conform to Windstream’s presentation.

Windstream has been determined to be the acquirer under the acquisition method of accounting based on various considerations. Upon closing of the mergers, Windstream stockholders are expected to own approximately 51% of the combined company and EarthLink stockholders are expected to own approximately 49%. Additionally, Windstream will issue common stock and transfer cash in lieu of fractional shares as consideration to EarthLink stockholders after giving effect to the exchange ratio. Further, the Board of Directors and senior management of the combined company will be comprised primarily of current Windstream board members and senior management, respectively.

Windstream has performed a preliminary review of EarthLink’s accounting policies based on publicly available information and discussions with EarthLink management to determine whether any adjustments were necessary to ensure the comparability in the pro forma combined financial statements. Except for changing EarthLink’s reporting of Universal Service Fund (which we refer to in this joint proxy statement/prospectus as USF) fees billed to customers and the related payments from a net basis to a gross basis to conform to Windstream’s reporting of such customer billings, Windstream is not aware of any other differences, at this time, that would have a material impact on the pro forma condensed combined financial statements. Accordingly, the unaudited pro forma condensed combined financial statements do not reflect any other adjustments to conform the accounting policies of the two companies. Upon completion of the mergers, Windstream will perform a more detailed review of EarthLink’s accounting policies. As a result of that review, differences in accounting policies may be identified that, when conformed, could have a material impact on Windstream’s consolidated financial statements for periods subsequent to the mergers.

Preliminary Purchase Price Allocation

Windstream will allocate the purchase price paid to the fair value of EarthLink’s assets acquired and liabilities assumed. The estimated purchase price allocation presented below has been developed based on preliminary estimates of fair value using the historical financial statements of EarthLink as of September 30, 2016. The allocation of the purchase price to acquired intangible assets is based on preliminary fair value estimates and is subject to final management analysis, with the assistance of a third party valuation advisor, at the completion of the mergers. Once Windstream and its third party valuation advisor have fully analyzed the specifics of EarthLink’s intangible assets, additional insight will be gained that could impact: (i) the estimated total value assigned to intangible assets, (ii) the estimated allocation of value between finite-lived and indefinite-lived intangible assets and/or (iii) the estimated weighted-average useful life of each category of intangible assets. The following represents the estimated purchase price allocation as of September 30, 2016:

(Millions)
Value of Windstream common stock to be issued to EarthLink stockholders (1)	$674.9
Value of Windstream restricted stock units issued to holders of EarthLink restricted stock
units (2)	22.7
Total consideration	697.6
Allocated to:
Current assets	(153.4)
Property, plant and equipment (3)	(333.5)
Intangible assets (4)	(330.0)
Other noncurrent assets	(9.2)
Current liabilities	149.0
Long-term debt (5)	449.8
Deferred income taxes (6)	123.3
Other noncurrent liabilities	36.4
Goodwill (7)	$630.0
____________________

(1)	Equals the number of outstanding shares of common stock of EarthLink as of September 30, 2016 multiplied by the exchange ratio of 0.818 multiplied by the Windstream closing price of Windstream common stock on January 5, 2017 of $7.82 per share.

The portion of the purchase price to be paid in shares of Windstream common stock will be valued based on the number of shares of EarthLink common stock outstanding immediately prior to the mergers and the Windstream stock price on that date. A 10% difference in Windstream’s stock price would change the purchase price by approximately $67.3 million with a corresponding change to goodwill. Additionally, a 10% change in the number of shares of EarthLink common stock outstanding would change the purchase price by approximately $68.0 million, with a corresponding change to goodwill. The actual purchase price will fluctuate with the price of Windstream’s common stock until the effective date of the mergers and the final valuation could differ significantly from the current estimate reflected in the table above.

(2)

In accordance with applicable accounting guidance, the fair value of replacement awards attributable to pre-combination service is recorded as part of the consideration transferred in the mergers, while the fair value of replacement awards attributable to post-combination service is recorded separately from the business combination and recognized as compensation cost in the post-acquisition period over the remaining service period. The portion of EarthLink restricted stock units attributable to pre-combination and post-combination service is estimated based on the ratio of vested to unvested EarthLink restricted stock units and the average vesting period. These post-combination compensation costs have been recorded as adjustments to the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2015 and the nine months ended September 30, 2016. See Unaudited Pro Forma Adjustments (I) for the applicable adjustment amounts. Various estimates were used in this calculation, including average remaining vesting period. These estimates could differ significantly from actual amounts calculated at the date of the mergers, and such differences could have a material impact on the total purchase price and the amount of recorded goodwill.

(3)

Based on the preliminary fair value assessment, the carrying value of EarthLink’s property and equipment at September 30, 2016 approximates fair value. As such, the carrying value of EarthLink’s property and equipment was used in the preliminary purchase price allocation, and no adjustments were made to the unaudited pro forma condensed combined balance sheet. Once the mergers are completed and additional detailed information regarding EarthLink’s property and equipment is obtained, an adjustment to the carrying value of EarthLink’s property and equipment may be required. Accordingly, the actual amount recorded when the mergers are completed may differ materially from the current net book value of EarthLink’s property and equipment. A 10% change in the amount allocated to property and equipment would increase or decrease annual depreciation expense by $4.9 million.

(4)

The identifiable intangibles consisted of (1) value assigned to the EarthLink’s customer base of $320.0 million and (2) value assigned to the EarthLink trade name of $10.0 million. For purposes of preparing the unaudited pro forma combined condensed statements of operations, Windstream expects to amortize the fair value of the customer base using the sum-of-the-years amortization method over its respective average estimated life of six years and to amortize the trade name on a straight-line basis over its estimated useful life of two years, which is consistent with the estimated expected benefit period of the acquired intangible assets. The preliminary allocation of value to the intangible assets was based on assumptions as to the fair value of customers and trade name. These values were determined using a market approach, which seeks to measure the fair value of assets as compared to similar transactions in the marketplace. To determine market values, Windstream utilized a third party valuation firm to derive current market values for the customer base and trade name from publicly available data for similar transactions in the telecommunications industry. As such, these valuations are preliminary and do not necessarily represent the ultimate fair value of such assets that will be determined based on third party appraisals subsequent to consummation of the mergers. A 10% change in the amount allocated to identifiable intangible assets would increase or decrease annual amortization expense by $9.6 million.

In addition, other intangible assets may be identified in the process of completing the third party appraisals that may be material to the overall purchase price allocation.

(5)

The fair values of EarthLink’s senior notes, term loan and revolving credit facility borrowings were estimated based on observable relevant market information. Additionally, deferred financing fees and unamortized discount of $6.4 million relating to EarthLink’s long-term debt has been eliminated in connection with the adjustment of EarthLink’s long-term debt to fair value.

In December 2016, Windstream Services incurred $150 million in incremental term loans that were used to pay down amounts outstanding under its revolving line of credit under its existing senior secured credit facilities and to pay fees and expenses related thereto. Windstream Services has also been advised by JPMorgan that a syndicate of lenders has indicated that they are willing to provide up to an additional $450 million aggregate principal amount of Incremental Loans. The Incremental Loans are expected to be issued at a price of 99.0% of the principal amount of the loan. Interest on the Incremental Loans will accrue at either LIBOR plus a margin of 4.00% per annum or, at the option of Windstream Services, at a base rate plus a margin of 3.00% per annum. LIBOR will be subject to a 0.75% floor. The Incremental Loans will be subject to quarterly amortization in an aggregate amount of approximately 0.25% of the initial principal amount of the loans, with the remaining balance payable on March 29, 2021.

The $450.0 million of Incremental Loans proceeds will be used to redeem, repurchase or discharge all or a portion of EarthLink’s senior notes, term loan and revolving credit facility borrowings. In connection with the refinancing, Windstream expects to incur prepayment penalties and other expenses totaling approximately $23.8 million and incur debt issuance costs of $12.4 million, which will be amortized as interest expense over the term of the new debt.

In accordance with applicable authoritative guidance, the total merger, prepayment penalties and other expenses of $55.8 million are expensed as incurred. These costs have not been included as an adjustment to the pro forma condensed combined statements of operations due to their non-recurring nature but have been recorded in the pro forma condensed combined balance sheet as of September 30, 2016. Because these costs may not be deductible for income tax purposes, no related income tax adjustment has been made in the pro forma condensed combined balance sheet.

The effects on interest expense resulting from the refinancing activities discussed above have been included as adjustments to the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2015 and the nine months ended September 30, 2016. See Unaudited Pro Forma Adjustments (K) for the applicable adjustment amounts.

(6)	Deferred income taxes include EarthLink’s net noncurrent deferred income taxes of $4.4 million as of September 30, 2016 plus an adjustment of $127.7 million to increase deferred income tax liabilities due to recording of new identifiable intangible assets for the combined company. This amount was offset by an adjustment of $8.8 million related to the portion of replacement restricted stock units allocated to the preliminary purchase price. The income tax adjustments were calculated using Windstream’s estimated statutory tax rate of 38.7%. Upon completion of the mergers, the actual amounts recorded for deferred taxes may differ materially from the pro forma amounts presented herein.

(7)	Goodwill represents the excess of the estimated purchase price of the acquired business over the fair value of the underlying identifiable net tangible and intangible assets at September 30, 2016. The premium paid by Windstream in this transaction reflects the strategic importance of the mergers to Windstream. Upon completion of the mergers, Windstream will have increased operating scale and scope giving it the ability to offer customers expanded products, services and enhanced enterprise solutions. The mergers will result in Windstream having an extensive national footprint spanning approximately 145,000 fiber route miles and provide advanced network connectivity, managed services, voice, internet and other value-added services. Windstream also expects to achieve operating and capital expense synergies in completing the mergers. Goodwill recorded in this transaction will not be deductible for income tax purposes.

Pro Forma Adjustments - Unaudited Pro Forma Condensed Combined Balance Sheet

Certain reclassifications have been made to conform EarthLink’s historical amounts to Windstream’s financial statement presentation. These reclassifications consisted of the following:

●	EarthLink’s prepaid assets of $14.9 million as of September 30, 2016 were reclassified as other current assets.
●

EarthLink’s accrued payroll and related expenses of $22.4 million, other accrued liabilities of $65.4 million and deferred revenue of $37.1 million as of September 30, 2016 were reclassified as other current liabilities.

●

EarthLink’s current portion of long-term debt and capital lease obligations of $4.4 million was reclassified as $2.3 million of current maturities of long-term debt and $2.1 million of other current liabilities.

●	EarthLink’s long-term debt and capital lease obligations of $438.1 million was reclassified as $427.2 million of long-term debt and $10.9 million of other liabilities.

(A)	The pro forma adjustments to goodwill consist of the following:

(Millions)
Purchase price allocated to goodwill (see Preliminary Purchase Price Allocation above)	$630.0
Eliminate EarthLink pre-merger goodwill	(141.9)
Net increase in goodwill	$488.1

(B)	The pro forma adjustments to other intangibles, net consist of the following:

(Millions)
Value assigned to intangible assets acquired (see Preliminary Purchase Price
Allocation above)	$330.0
Eliminate EarthLink pre-merger identified intangible assets	(3.3)
Net increase in other intangible assets, net	$326.7

Based on the preliminary valuation, intangible assets acquired consist of $320.0 million in customer base and $10.0 million in trade name.

(C)	This adjustment is to eliminate EarthLink’s pre-merger deferred financing costs related to its senior secured credit facility.

(D)	The pro forma adjustments to current maturities of long-term debt consist of the following:

(Millions)
Repayment of EarthLink’s current maturities of long-term debt upon the closing of the mergers	$(2.3)
Reclassify current portion of Windstream Services’ new incremental term loans	6.0
Net increase in current maturities of long-term debt	$3.7

(E)	The pro forma adjustments to long-term debt consist of the following:

(Millions)
Proceeds of Windstream Services’ new incremental term loans	$594.0
Debt issuance costs related to Windstream Services’ new incremental term loans	(12.4)
Fair value adjustment to EarthLink long-term debt	16.2
Eliminate EarthLink pre-merger deferred financing costs and unamortized debt
discount	6.4
Repayment of EarthLink’s long-term debt upon closing of the mergers	(449.8)
Repayment of a portion of Windstream Services’ revolving line of credit borrowings	(73.7)
Reclassify current portion of Windstream Services’ new incremental term loans	(6.0)
Net increase in long-term debt	$74.7

(F)	The pro forma adjustments to deferred income taxes include an adjustment of $127.7 million to increase deferred income tax liabilities due to recording of new identifiable intangible assets for the combined company. This amount was offset by an adjustment of $8.8 million related to the portion of replacement stock options and restricted stock units allocated to the preliminary purchase price. The income tax adjustments were calculated using Windstream’s estimated statutory tax rate of 38.7%.

(G)	The historical stockholders’ equity of EarthLink will be eliminated upon the completion of the mergers. Windstream’s stockholders’ equity will increase over the pre-merger amounts by the value of the common stock issued to EarthLink stockholders in connection with the merger. Windstream expects to issue approximately $697.6 million of common stock as part of the merger consideration using a stock price of $7.82 (the closing per share price of Windstream common stock on January 5, 2017). The number of shares of Windstream common stock to be issued to EarthLink stockholders is estimated to be 86.3 million and the number of replacement restricted stock units to be 6.7 million. The actual number of shares of Windstream common stock to be issued will be dependent on the number of shares of EarthLink common stock, restricted stock units and options outstanding on the date of the mergers. A summary of the pro forma adjustments to the respective equity accounts is presented below (in millions):

				Common
		Additional		Stock in
	Common	Paid-In	Accumulated	Treasury
	Stock	Capital	Deficit	at Cost
Elimination of pre-merger EarthLink balances	$(2.0)	$(2,018.2)	$1,248.7	$744.9
Impact of shares issued to EarthLink
stockholders	—	697.6	—	—
Estimated transaction fees	—	—	(55.8)	—
Total pro forma adjustments	$(2.0)	$(1,320.6)	$1,192.9	$744.9

Pro Forma Adjustments - Unaudited Pro Forma Condensed Combined Statements of Operations

To conform to Windstream’s financial statement presentation, amounts previously reported by EarthLink as “revenues” and “cost of revenues” have been classified as “service revenues” and “cost of services” in the unaudited pro forma condensed combined statements of operations. In addition, EarthLink’s restructuring, acquisition and integration-related costs of $9.1 million during the nine months ended September 30, 2016 was reclassified as $6.6 million of merger and integration costs and $2.5 million of restructuring costs. EarthLink’s restructuring, acquisition and integration-related costs of $19.3 million during the year ended December 31, 2015 was reclassified as $9.5 million of merger and integration costs and $9.8 million of restructuring costs. Adjustments also have been included in the unaudited pro forma condensed combined statements of operations to eliminate service revenues and cost of services from transactions between Windstream and EarthLink and to conform EarthLink’s reporting of USF fees billed to customers to Windstream’s reporting. As previously noted, Windstream has historically reported such billings to customers and the related payments on a gross basis while EarthLink has reported these amounts on a net basis.

(H)	The pro forma adjustments to service revenues and cost of services consist of the following:

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
(Millions)	2016	2015
Record USF fees billed to EarthLink’s customers on a gross basis	$24.6	$32.7
Eliminate the impact of transactions between Windstream and
EarthLink	(7.7)	(9.0)
Net increase to service revenues and cost of services	$16.9	$23.7

(I)	This adjustment is to record the post-combination stock-based compensation expense attributable to the replacement restricted stock units issued to EarthLink employees as of date of the mergers.

(J)	This adjustment is to record the incremental amortization expense related to the customer base and trade name intangible assets recorded as of the closing date of the mergers and consists of the following:

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
(Millions)	2016	2015
Record amortization of customer base and trade name
intangible assets	$60.9	$96.4
Eliminate amortization related to EarthLink’s pre-merger identified
intangible assets	(21.9)	(66.2)
Net increase in depreciation and amortization expense	$39.0	$30.2

Amortization of the customer base was computed using the sum-of-the-years amortization method over an estimated useful life of 6 years and amortization of the trade name was computed on a straight-line basis over an estimated useful life of 2 years.

As of the effective time of the mergers, identifiable intangible assets are required to be measured at fair value and could include intangible assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, Windstream has assumed that all acquired tangible and intangible assets will be used in a manner that represents the highest and best use of those assets.

(K)	The pro forma adjustments to interest expense consist of the following:

(Millions)	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Record interest on Windstream Services’ new incremental
term loans	$(21.1)	$(28.4)
Amortization of debt issuance costs related to new incremental
term loans	(1.9)	(2.5)
Eliminate interest on EarthLink’s long-term debt repaid in
connection with the mergers	30.1	47.7
Eliminate interest related to the portion of Windstream Services’
revolving line of credit borrowings repaid with proceeds from the
new incremental term loans	1.4	1.8
Net decrease in interest expense	$8.5	$18.6

Interest on Windstream Services’ new incremental term loans was calculated based on an interest rate of 4.75% (LIBOR floor of 0.75% plus 4.00%). A 1/8% change to the annual interest rate would change interest expense by approximately $0.8 million on an annual basis.

(L)	The pro forma adjustments to income (loss) before income taxes were tax effected using Windstream’s estimated statutory tax rate of 38.7%.

(M)	The unaudited pro forma condensed combined basic and diluted loss per share calculations are based on the combined basic and diluted weighted-average shares. The historical basic and diluted weighted average shares of EarthLink are assumed to be replaced by shares of Windstream common stock based on an exchange ratio of 0.818 shares of Windstream common stock per each share of EarthLink common stock issued and outstanding.

COMPARATIVE STOCK PRICE DATA AND DIVIDENDS

Stock Prices

Windstream common stock is listed on the NASDAQ under the trading symbol “WIN.” EarthLink common stock is listed on the NASDAQ under the trading symbol “ELNK.” The following table sets forth the closing sales prices per share of Windstream common stock and EarthLink common stock, on an actual and equivalent per share basis on the NASDAQ on the following dates:

●	November 3, 2016, the last full trading day prior to media reports of the possibility of the mergers becoming public, and
●	[●], 2017, the latest practicable trading day prior to the date of this joint proxy statement/ prospectus.

You are encouraged to obtain current market quotations of shares of Windstream common stock and EarthLink common stock.

	Windstream Common Stock	EarthLink Common Stock	EarthLink Equivalent Per Share
November 3, 2016	$6.78	$5.42	$5.55
[●], 2017
____________________

(1)	The equivalent per share data for EarthLink common stock has been determined by multiplying the market price of one share of Windstream common stock on each of the dates by the exchange ratio of 0.818.

The following table sets forth, for the periods indicated, the high and low sales prices per share of Windstream common stock and EarthLink common stock as reported on the NASDAQ.

	Windstream(1)		EarthLink
	High	Low	High	Low
Year ended December 31, 2013
First Quarter	$60.00	$47.22	$7.07	$5.38
Second Quarter	$53.28	$45.00	$6.30	$5.23
Third Quarter	$52.50	$45.00	$6.80	$4.86
Fourth Quarter	$52.50	$46.92	$5.46	$4.70
Year ended December 31, 2014
First Quarter	$50.70	$43.08	$5.62	$3.37
Second Quarter	$61.32	$49.44	$3.84	$3.13
Third Quarter	$79.80	$58.98	$4.46	$3.41
Fourth Quarter	$65.82	$49.32	$4.56	$2.95
Year ended December 31, 2015
First Quarter	$53.94	$43.38	$4.72	$4.07
Second Quarter	$50.82	$6.10	$7.63	$4.35
Third Quarter	$8.09	$4.42	$9.38	$7.12
Fourth Quarter	$7.76	$5.52	$9.86	$7.19
Year ended December 31, 2016
First Quarter	$8.35	$4.75	$7.42	$4.97
Second Quarter	$9.50	$7.18	$6.85	$5.34
Third Quarter	$10.46	$8.13	$7.05	$5.65
Fourth Quarter	$10.10	$6.63	$6.42	$4.85
Year ended December 31, 2017
First Quarter (through [●], 2017)
____________________

(1)	On April 24, 2015, Windstream completed the spin-off of CS&L. The closing price of Windstream’s common stock on April 24, 2015 was $48.98, and the opening price on April 27, 2015, the first trading date following the consummation of the spin-off, was $11.72. Stock prices presented above have been adjusted for the one-for-six reverse stock split effected on April 26, 2015.

DIRECTORS OF WINDSTREAM FOLLOWING THE MERGERS

Windstream has agreed prior to the closing of the mergers to increase the size of the Windstream Board to twelve members and, effective as of the effective time of the merger, to appoint to the Windstream Board three members of the EarthLink Board, to be selected by EarthLink and reasonably acceptable to Windstream, taking into account Windstream’s normal corporate governance process for selection of directors to the Windstream Board.

The EarthLink designees will serve until the next annual meeting of Windstream stockholders. Windstream has agreed to nominate the EarthLink designees for election to the Windstream Board at the first annual meeting immediately following the closing of the mergers and solicit proxies in favor of their election using efforts no less than the efforts used to solicit proxies in favor of the election of the other individuals nominated to the Windstream Board.

As of the date of this joint proxy statement/prospectus, EarthLink has not determined the identities of the EarthLink designees.

DESCRIPTION OF WINDSTREAM CAPITAL STOCK

The following summary description of Windstream common stock is qualified in its entirety by the DGCL and the Windstream charter. The Windstream charter (including the certificate of amendment to the Windstream charter) are included as exhibits to Windstream’s Annual Report on Form 10-K (where Windstream’s Amended and Restated Certificate of Incorporation is incorporated by reference to Windstream’s Current Report on Form 8-K filed August 30, 2013 and the certificate of amendment to Windstream’s Amended and Restated Certificate of Incorporation is incorporated by reference to Windstream’s Current Report on Form 8-K filed April 27, 2015), each of which is on file with the SEC. See “Where You Can Find More Information” beginning on page 215 for information on how you can view these filings.

General

Under the Windstream charter, the total authorized capital stock of Windstream consists of 33,333,333 shares of preferred stock, par value $.0001 per share, and 166,666,667 shares of common stock, par value $.0001 per share.

Preferred Stock

The Windstream charter provides that preferred stock may be issued from time to time and in one or more series. The Windstream Board is authorized to determine or alter the powers, preferences and rights (including voting rights), and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and within the limitations or restrictions stated in any resolution or resolutions of the Windstream Board originally fixing the number of shares constituting any series of preferred stock, to increase or decrease (but not below the number of shares of any such series of preferred stock then outstanding) the number of shares of any such series of preferred stock, and to fix the number of shares of any series of preferred stock. In the event that the number of shares of any series of preferred stock is so decreased, the shares constituting such decrease will resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series of preferred stock subject to the requirements of applicable law.

Common Stock

Under the Windstream charter, the holders of Windstream common stock have one vote per share on all matters submitted to a vote of stockholders, except as otherwise provided by the DGCL or the Windstream charter and subject to the rights of holders of any outstanding preferred stock. Holders of the common stock will be entitled to receive dividends ratably, if any, as may be declared by the Windstream Board out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon Windstream’s liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably Windstream’s net assets available after the payment or provision for payment of all debts and subject to the prior rights of any outstanding preferred stock. The Windstream common stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

To the greatest extent permitted by applicable DGCL, the shares of common stock will be uncertificated, and transfer is reflected by book entry.

All rights, preferences and privileges of holders of Windstream common stock stated in this summary are subject to the rights of holders of shares of any series of preferred stock which Windstream may designate and issue in the future without further stockholder approval.

Anti-Takeover Effects of the DGCL and Windstream’s Certificate of Incorporation and Bylaws

The DGCL, the Windstream charter and the Windstream bylaws contain a number of provisions which could have the effect of discouraging transactions that involve an actual or threatened change of control of Windstream. In addition, provisions of the Windstream charter and the Windstream bylaws may be deemed to have anti-takeover effects and could delay, defer or prevent a tender offer or takeover attempts that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by Windstream’s stockholders.

Rights Agreement

On September 17, 2015, the Windstream Board adopted a rights plan intended to avoid an “ownership change” within the meaning of Section 382 of the Code, and thereby preserve the current ability of Windstream to utilize certain net operating loss carryovers and other tax benefits of Windstream and its subsidiaries. If Windstream experiences an “ownership change,” as defined in Section 382 of the Code, Windstream’s ability to fully utilize the tax benefits on an annual basis will be substantially limited, and the timing of the usage of the tax benefits and such other benefits could be substantially delayed, which could therefore significantly impair the value of those assets. The rights agreement is intended to act as a deterrent to any person or group acquiring “beneficial ownership” of 4.90% or more of the “outstanding shares” of common stock, par value $0.0001 per share, of Windstream, without the approval of the Windstream Board.

As part of the rights agreement, the Windstream Board authorized and declared a dividend distribution of one right for each outstanding share of common stock to stockholders of record at the close of business on September 28, 2015. Each right entitles the holder to purchase from Windstream a unit consisting of one ten thousandth of a share (a “unit”) of Series A Participating Preferred Stock, par value $0.0001 per share, of Windstream at a purchase price of $32.00 per unit, subject to adjustment. Until a right is exercised, the holder will have no separate rights as a stockholder of Windstream, including the right to vote or to receive dividends in respect of rights. The rights will expire on the earliest of (i) 5:00 P.M. New York City time on September 17, 2018, (ii) the time at which the rights are redeemed or exchanged pursuant to the rights agreement, (iii) the date on which the Windstream Board determines that the rights agreement is no longer necessary for the preservation of material valuable tax benefits or is no longer in the best interest of Windstream and its stockholders and (iv) the beginning of a taxable year to which the Windstream Board determines that no tax benefits may be carried forward.

Concurrently with the execution of the merger agreement, Windstream effected an amendment to the rights agreement to provide that, among other things, (i) neither EarthLink nor its controlled affiliates will be deemed an “Acquiring Person” thereunder, (ii) no holder of EarthLink common stock, stock options or restricted stock units will be deemed a “Beneficial Owner” thereunder prior to the consummation of the mergers, and (iii) neither a “Distribution Date” nor a “Stock Acquisition Date” thereunder will be deemed to have occurred in connection with the mergers, in each case, solely as a result of the execution, delivery or performance of the merger agreement or the consummation of the mergers and the other transactions contemplated thereby. The amendment also provides that any person who becomes a holder of 4.90% or more of Windstream common stock solely as a result of the mergers (or would become such upon the later vesting of Windstream restricted stock units received at the effective time of the mergers in respect of EarthLink restricted stock units assumed by Windstream pursuant to the merger agreement) will be deemed an existing holder (not triggering the rights under the rights agreement), unless and until such person acquires any additional shares of Windstream common stock. Upon a termination of the merger agreement prior to the consummation of the mergers, the amendment will terminate automatically and will have no force or effect.

The foregoing description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the rights agreement, a copy of which is attached as Exhibit 4.1 of Windstream’s Form 8-K, filed with the SEC on September 18, 2015, the disclosures set forth on Windstream’s Form 8-K filed with the SEC on May 16, 2016 and the full text of the amendment to the rights agreement, a copy of which is attached as Exhibit 4.1 to Windstream’s Current Report on Form 8-K filed with the SEC on November 10, 2016, both of which are incorporated herein by reference.

Delaware Section 203

Section 203 of the DGCL restricts business combinations with certain interested stockholders (defined generally under the DGCL to include persons who beneficially own or acquire 15% or more of a Delaware corporation’s voting stock and their affiliates and associates, and hereinafter as a “Section 203 Interested Stockholder”). Section 203 prohibits business combination transactions between a publicly-held Delaware corporation and any Section 203 Interested Stockholder for a period of three years after the time at which the Section 203 Interested Stockholder became an interested stockholder unless: (a) prior to the time that such entity became a Section 203 Interested Stockholder, the corporation’s board of directors approved either the proposed business combination or the transaction which resulted in the Section 203 Interested Stockholder becoming an interested stockholder; (b) upon consummation of the transaction which resulted in the Section 203 Interested Stockholder becoming such an interested stockholder, the Section 203 Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) on or subsequent to the time that such entity became a Section 203 Interested Stockholder, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% the outstanding voting stock which is not owned by the Section 203 Interested Stockholder.

Under certain circumstances, Section 203 makes it more difficult for a person who is a Section 203 Interested Stockholder to effect various business combinations with a corporation for a period of three years. The provisions of Section 203 are intended to encourage third parties interested in acquiring Windstream to negotiate in advance with the Windstream Board. Section 203 also may make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Windstream bylaws provide that in order for a stockholder to nominate any person for election as a director or propose business at a meeting of stockholders, the stockholder must give timely notice to Windstream’s Secretary. To be timely:

●

in the case of an annual meeting, a stockholder’s notice must be delivered to or mailed and received at Windstream’s principal executive offices not less than 90 days nor more than 120 days before the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is changed by more than 25 days (or 30 days in the case of director nominations) from such anniversary date, notice by the stockholder must be received not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made; and

●

in the case of a special meeting at which directors are to be elected, a stockholder’s notice of nominations must be delivered to or mailed and received at Windstream’s principal executive offices not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made.

These provisions could preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors by limiting the window of time available to present such matters to Windstream for presentation at such meeting.

Calling a Special Meeting; Action by Written Consent of Stockholders

Under the DGCL, a special meeting of the stockholders may be called by the Windstream Board or by any other person authorized to do so in the certificate of incorporation or bylaws. The Windstream charter states that as long as any security of the company is registered under Section 12 of the Exchange Act, special meetings of stockholders of Windstream may be called only by a resolution of the Windstream Board.

The Windstream charter provides that as long as any security of Windstream is registered under Section 12 of the Exchange Act, no stockholder action may be taken by written consent in lieu of a meeting.

The inability of the stockholders of Windstream to take action by written consent or to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the Windstream Board. In addition, the inability of stockholders to call a special meeting of stockholders could make it more difficult to change the Windstream Board and management.

Authorized but Unissued Shares

Windstream’s authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to NASDAQ Listing Rule 5635, which sets forth the circumstances under which an issuer is required to obtain approval from its stockholders prior to an issuance of securities in connection with: (1) the acquisition of the stock or assets of another company; (2) equity-based compensation of officers, directors, employees or consultants; (3) a change of control; and (4) private placements. In connection with an acquisition of the stock or assets of another company, NASDAQ Listing Rule 5635 would require stockholder approval prior to the issuance of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the outstanding common stock or 20% or more of the voting power of the outstanding common stock before the issuance, or if any director, officer or substantial stockholder of the issuing company has a 5% or greater interest (or such persons collectively have a 10% or greater interest) in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more.

These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could render it more difficult or discourage an attempt to obtain control of Windstream by means of a proxy contest, tender offer, merger or otherwise. In addition, the authorization of undesignated preferred stock makes it possible for the Windstream Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of Windstream.

Supermajority Vote to Amend Charter and Bylaws

Under the DGCL, unless a higher vote is required in the certificate of incorporation of a corporation, an amendment to such certificate of incorporation generally requires approval by the corporation’s board of directors and approval by a majority of the outstanding shares entitled to vote on the proposed amendment. Notwithstanding any provision of a corporation’s certificate of incorporation to the contrary, under the DGCL, holders of a class of a corporation’s stock are entitled to vote as a class on the approval of any amendment to the corporation’s certificate of incorporation which would:

●	increase or decrease the aggregate number of authorized shares of such class (subject to certain exceptions);

●	increase or decrease the par value of the shares of such class; or

●	alter or change the powers, preferences or rights of such class so as to affect them adversely.

Under the Windstream charter, in addition to any affirmative vote of the holders of Windstream capital stock required by the DGCL or the Windstream charter, the affirmative vote of the holders of at least two-thirds of the combined voting power of all of the then-outstanding shares of Windstream capital stock eligible to be cast in the election of directors is required in order to amend, alter, change or repeal the sections of the Windstream charter related to the limitation of liability of directors and indemnification of directors and officers, the prohibition on stockholder action by written consent, the calling of special meetings of stockholders, Windstream’s election to be covered by Section 203 of the DGCL and the procedures required to amend the Windstream charter.

Under the Windstream charter, the Windstream Board is expressly authorized to amend, alter, change or repeal Windstream’s bylaws. The stockholders also have the ability to amend, alter, change or repeal Windstream’s bylaws by the affirmative vote of a majority of the then outstanding shares entitled to vote, except that a two-thirds vote is required for the stockholders to amend sections of the Windstream bylaws related to bringing matters before an annual stockholder meeting, nominating and electing directors and filling vacancies on the Windstream Board and the procedures required to amend the Windstream bylaws.

Transfer Agent and Registrar

The transfer agent and registrar for the Windstream common stock is Computershare Investor Services, LLC.

COMPARISON OF RIGHTS OF WINDSTREAM STOCKHOLDERS AND EARTHLINK
STOCKHOLDERS

	WINDSTREAM	EARTHLINK
Authorized Capital Stock

Windstream is authorized to issue 200,000,000 shares, of which 166,666,667 are shares of common stock, $0.0001 par value per share, and 33,333,333 of which are shares of preferred stock, $0.0001 par value per share. In connection with the mergers, Windstream is seeking stockholder approval of an amendment to its amended and restated certificate of incorporation to increase the authorized number of shares to 408,333,333 shares of which 375,000,000 will be shares of common stock. The number of authorized preferred stock will not change under the Windstream charter amendment.

The Windstream Board has the authority to designate the terms of the shares of preferred stock without further stockholder approval.

EarthLink is authorized to issue 400,000,000 shares, of which 300,000,000 are shares of common stock, $0.01 par value per share, and 100,000,000 of which are shares of preferred stock, $0.01 par value per share.

The EarthLink Board has the authority to designate the terms of the shares of preferred stock without further stockholder approval.

Outstanding Capital Stock

Windstream has two classes of stock issuable, its common stock, par value $0.0001 per share, and its preferred stock, par value $0.0001 per share. Windstream has only common stock outstanding. Holders of common stock are entitled to all of the rights and obligations provided to common stockholders under the DGCL and the Windstream charter and bylaws.

EarthLink has two classes of stock issuable, its common stock, par value $0.01 per share, and its preferred stock, par value $0.01 per share. EarthLink has only common stock outstanding. Holders of common stock are entitled to all of the rights and obligations provided to common stockholders under the DGCL and EarthLink’s Amended and Restated Certificate of Incorporation, as amended (which we refer to in this joint proxy statement/prospectus as the EarthLink charter) and the EarthLink bylaws.

	WINDSTREAM	EARTHLINK
Voting Rights

Each holder of Windstream common stock is entitled to one vote for each share held of record and may not cumulate votes for the election of directors.

Except where a different vote is required by the DGCL or Windstream’s charter or bylaws, the affirmative vote of a majority of votes cast on a subject matter at a meeting at which a quorum is present shall be the act of the stockholders on such matter.

Each holder of EarthLink common stock is entitled to one vote for each share held of record and may not cumulate votes for the election of directors.

Except where a different vote is required by the DGCL or the EarthLink charter or bylaws, a majority of the number of shares of stock entitled to vote present at a meeting at which a quorum is present will decide any question brought before such meeting.

Number of Directors

The Windstream bylaws provide that the total number of Windstream directors will not be less than three and not more than fifteen, as fixed by the Windstream Board from time to time. Windstream currently has nine directors, all of whom are elected annually.

The EarthLink charter provides that the total number of EarthLink directors will not be less than two and not more than seventeen, with the exact number of directors to be fixed from time to time by resolution of a majority of the board of directors or by the affirmative vote of the holders of a majority of all outstanding shares entitled to be voted in the election of directors, voting together as a single class. EarthLink currently has eight directors, all of whom are elected annually.

	WINDSTREAM	EARTHLINK
Election of Directors

Nominations of persons for election to the Windstream Board may be made at a meeting of stockholders by or at the direction of the Windstream Board. In addition, any stockholder may nominate persons for election to the Windstream Board by giving timely notice to Windstream’s secretary.

The Windstream bylaws provide that directors will be elected by a majority of the votes cast, whether in person or represented by proxy, with respect to that nominee’s election at an annual meeting of stockholders at which a quorum

Nominations of persons for election to the EarthLink Board may be made by the Board or a committee appointed by the Board. In addition, any stockholder may nominate persons for election to the EarthLink Board by giving timely notice to EarthLink’s secretary.

The EarthLink bylaws provide that directors will be elected by a majority of the votes cast, whether in person or represented by proxy, with respect to that nominee’s election at any meeting for the election of directors at which a quorum is present. However, in is present. However, in the event of a contested election (i.e., the number of nominees exceeds the number of open board seats), then directors will be elected by a plurality of the votes of shares present in person or represented by proxy at the annual meeting and entitled to vote.

Any vacancy on the Windstream Board that results from an increase in the number of directors may be filled by the majority vote of the directors then in office as long as a quorum is present. Any other vacancy may be filled by a majority of the Windstream Board then in office, even if less than a quorum, or by a sole remaining director.

the event of a contested election (i.e., the number of nominees exceeds the number of open board seats), then directors will be elected by a plurality vote.

Any vacancy on the EarthLink Board shall be filled by a majority of the Board then in office, even if less than a quorum, or by the sole remaining director, or by the stockholders if the Board has not filled the vacancy.

	WINDSTREAM	EARTHLINK
Additional Qualifications to Serve as Directors

Under the Windstream charter, the manner of election and removal of directors will be designated in the bylaws.

Under the Windstream bylaws, a stockholder nominee for the Windstream Board must deliver (A) a written representation and agreement that such person (i) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with his or her candidacy for the Windstream Board or his or her service or action as a director that has not been disclosed to Windstream, and (ii) will comply with applicable law and listing standards, all of the Windstream’s corporate governance, conflict

Under the EarthLink charter, no person will be eligible for election as a director unless nominated in accordance with the procedures set forth in the EarthLink charter (which are summarized below).

In addition, under the EarthLink bylaws, for a person to be eligible to be a nominee for election or reelection as a director, the person must deliver to EarthLink’s secretary a written questionnaire regarding certain matters described in the bylaws and a written representation and agreement (i) that the person (a) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected, will act or vote on any issue or question (a “voting commitment”) that has not been disclosed to

	WINDSTREAM	EARTHLINK

of interest, confidentiality and stock ownership and trading policies and guidelines, and any other policies and guidelines applicable to directors; and (B) an irrevocable resignation, providing that such resignation shall become effective upon a determination by the Windstream Board or any committee thereof that (i) the information provided to Windstream by such individual pursuant to the bylaws was untrue in any material respect or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading or (ii) such individual, or the eligible stockholder who nominated such individual, failed to comply with any obligation owed to or breached any representation made under or pursuant to the Windstream bylaws.

EarthLink or any voting commitment that could limit or interfere with such person’s ability to comply, if elected, with such person’s fiduciary duties under applicable law, (b) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than EarthLink with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed, and (c) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of EarthLink and (ii) which must include such person’s irrevocable resignation as a director if such person is found by a court of competent jurisdiction to have breached such written representation and agreement in any material respect.

Removal of Directors

Any or all Windstream directors may be removed, with or without cause, by the affirmative vote of at least a majority of the total voting power of Windstream’s outstanding voting securities entitled to vote generally in the election of directors.

Any or all EarthLink directors may be removed, with or without cause, by the affirmative vote of the holders of a majority of all outstanding shares entitled to be voted at an election of directors.

	WINDSTREAM	EARTHLINK
Stockholder Action by Written Consent

Under the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, upon the written consent of stockholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The Windstream charter states that action by written consent in lieu of a meeting of the stockholders is prohibited so long as any Windstream security is registered under Section 12 of the Exchange Act.

Under the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, upon the written consent of stockholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The EarthLink charter does not modify EarthLink stockholders’ default power under the DGCL to act by written consent.

Under the EarthLink bylaws, any stockholder seeking to have the stockholders authorize or take corporate action by written consent must, by written notice to the Secretary, request that the board of directors fix a record date for the taking of such action by written consent. This written notice must include all information that would be required under the EarthLink charter or bylaws to be delivered if the stockholder had been making a nomination or proposing business to be considered at a meeting of stockholders (which are summarized further below). Upon such a request, the board of directors must within ten days after the date on which such written notice is received, adopt a resolution fixing the record date,

	WINDSTREAM	EARTHLINK

and if no record date has been fixed within such ten day period, the record date will be the first date after the expiration of such ten day time period on which a signed written consent setting forth the action taken or proposed to be taken is delivered to EarthLink.

The EarthLink bylaws also provide that EarthLink must engage independent inspectors of elections to perform promptly a ministerial review of the validity of all consents and revocations received, and no stockholder action by written consent and without a meeting will be effective until this review is complete.

Notice of Stockholder Actions

The DGCL and the Windstream bylaws provide that written notice of the time, place and purpose or purposes of every meeting of stockholders must be given not less than 10 days and not more than 60 days before the date of the meeting to each stockholder of record entitled to vote at the meeting. The Windstream bylaws further provide that the only matters that may be considered and acted upon at an annual meeting of stockholders are those matters brought before the meeting (i) that were set forth in the notice of meeting; (ii) by the Windstream Board at the meeting; or (iii) by a stockholder of record entitled to vote at such meeting.

Generally, the Windstream bylaws require a stockholder who intends to bring matters before an annual meeting to provide advance notice of such intended action not less

The DGCL and the EarthLink bylaws provide that written notice of the time, place and purpose or purposes of every meeting of stockholders must be given not less than 10 days and not more than 60 days before the date of the meeting to each stockholder of record entitled to vote at the meeting. The EarthLink bylaws further provide that the proposal of business to be considered by stockholders may be made at an annual meeting of stockholders by: (i) the EarthLink Board; (ii) a committee appointed by the EarthLink Board; or (iii) a stockholder entitled to vote at such meeting and who is a stockholder of record at the time of giving notice.

Generally, the EarthLink charter (in the case of nominations for election to the board of directors) and the EarthLink bylaws (in the

WINDSTREAM	EARTHLINK

than 90 days nor more than 120 days prior to the first anniversary of the prior year’s annual meeting of stockholders. The notice must contain, among other things, a brief description of the business desired to be brought before the meeting, the reason for conducting such business and any material interest of the stockholder and any person associated with the stockholder, individually or in the aggregate, in such business. The presiding officer of the meeting will have the discretion to determine whether any item of business proposed by a stockholder was properly brought before such meeting.

The foregoing does not apply to proposals properly made by Windstream stockholders pursuant to Rule 14a-8 under the Exchange Act.

case of other business) require a stockholder who intends to bring matters before an annual meeting to provide advance notice of such intended action not less than 60 days nor more than 90 days prior to the first anniversary of the prior year’s annual meeting of stockholders. The notice with respect to nominations for election to the EarthLink Board must contain, among other things, background information regarding the nominee, a description of all arrangements or understandings between the stockholder, beneficial owner and any associated person, on the one hand, and each proposed nominee, on the other hand and, as to each nominee, the completed and signed written questionnaire and representation and agreement required by the bylaws. The notice with respect to business brought before the annual meeting must contain, among other things, a brief description of the business desired to be brought before the meeting, the reason for conducting such business and any material interest of the stockholder and any person associated with the stockholder, individually or in the aggregate, in such business. The Chairman of any meeting of stockholders will, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting.

The foregoing does not apply to proposals properly made by Windstream stockholders pursuant to Rule 14a-8 under the Exchange Act.

	WINDSTREAM	EARTHLINK
Proxy Access

Under the Windstream bylaws, a stockholder (or a group of stockholders) owning 3% or more of Windstream’s outstanding common stock continuously for at least three years are permitted to nominate and include in Windstream’s proxy materials director nominees, consisting of up to two individuals or 20% of the Windstream Board (whichever is greater), subject to the eligibility, procedural and disclosure requirements for such director nominations set forth in the Windstream bylaws.

EarthLink does not provide for a right of proxy access in its charter or bylaws.

Amendments to the Certificate of Incorporation

Under the DGCL, a proposed amendment to a corporation’s certificate of incorporation requires approval by its board of directors and adoption by an affirmative vote of a majority of the outstanding stock entitled to vote on the amendment. In addition to the foregoing requirement, the Windstream charter provides that the affirmative vote of the holders of at least two-thirds of the combined voting power of all of the then-outstanding shares of Windstream eligible to be cast in the election of directors is required in order to amend, alter, change or repeal the sections of the Windstream charter related to the limitation of liability of directors and indemnification of directors and officers, the prohibition of stockholder action by written consent, the calling of special meetings of stockholders, the election to be subject to Section 203 of the DGCL, and the procedures required to amend the Windstream charter.

Under the DGCL, a proposed amendment to a corporation’s certificate of incorporation requires approval by its board of directors and adoption by an affirmative vote of a majority of the outstanding stock entitled to vote on the amendment. In addition to the foregoing requirement, the EarthLink charter provides that the affirmative vote of the holders of at least two-thirds of the shares entitled to vote thereon is required in order to alter, amend or repeal the sections of the EarthLink charter related to the board of directors, limitation of liability of directors and indemnification of directors and officers, and the procedures required to amend the EarthLink charter.

	WINDSTREAM	EARTHLINK
Amendments to Bylaws

Under the Windstream charter, the Windstream Board is expressly authorized to amend, alter, change or repeal the Windstream bylaws. The stockholders also have the ability to amend, alter, change or repeal the Windstream bylaws by the affirmative vote of a majority of the outstanding shares, except that a two-thirds vote is required to alter, amend or repeal the bylaws sections related to bringing matters before an annual stockholder meeting, nominating and electing directors and filling vacancies on the board of directors, and the procedures required to amend the Windstream bylaws.

Under the EarthLink charter, the EarthLink Board is expressly authorized to make, amend, repeal or otherwise alter the bylaws. The stockholders also have the ability to amend or repeal the EarthLink bylaws by the affirmative vote of a majority of the number of shares of stock entitled to vote present in person or by proxy at such meeting.

Special Meeting of Stockholders	Under the Windstream bylaws, a special meeting of the stockholders may only be called by resolution of a majority of the Windstream Board.	Under the EarthLink bylaws, a special meeting of the stockholders may only be called by the Chairman or a majority of the EarthLink Board.

Limitation of Personal Liability of Directors

The Windstream charter provides that, to the fullest extent permitted by the DGCL, a director will not be personally liable to Windstream or to its stockholders for monetary damages for a breach of fiduciary duty as a director.

The EarthLink charter provides that, to the fullest extent permitted by the DGCL, a director will not be personally liable to EarthLink or to its stockholders for monetary damages for a breach of fiduciary duty as a director.

	WINDSTREAM	EARTHLINK
Indemnification of Directors and Officers

The Windstream charter requires the corporation to indemnify its directors and officers to the fullest extent permitted by the DGCL. Under the DGCL, a corporation may indemnify any directors, officers, employees and agents of the corporation against liabilities and expenses actually and reasonably incurred by such person in connection with any proceeding involving such person by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, provided that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful.

The EarthLink charter and bylaws together generally require the corporation to indemnify its directors and officers to the fullest extent permitted by the DGCL. Under the DGCL, a corporation may indemnify any directors, officers, employees and agents of the corporation against liabilities and expenses actually and reasonably incurred by such person in connection with any proceeding involving such person by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, provided that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful.

	WINDSTREAM	EARTHLINK
Dividends

Under the DGCL, dividends may be declared by a board of directors and paid out of surplus (as calculated in accordance with the DGCL) or, if no surplus is available, out of any net profits for the then current fiscal year or the preceding fiscal year, or both, provided that such payment out of net profits would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets upon liquidation of a corporation.

The Windstream charter provides that holders of Windstream common stock will share ratably, on a per share basis, in all dividends and other distributions as may be declared by the Windstream Board from time to time.

Under the DGCL, dividends may be declared by a board of directors and paid out of surplus (as calculated in accordance with the DGCL) or, if no surplus is available, out of any net profits for the then current fiscal year or the preceding fiscal year, or both, provided that such payment out of net profits would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets upon liquidation of a corporation.

Dividend Practices

The Windstream Board has adopted a dividend practice for the payment of quarterly cash dividends at a rate of $0.15 per quarter per share of Windstream’s common stock. This practice may be changed at any time at the discretion of the Windstream Board and Windstream’s common stockholders have no contractual or other legal right to dividends.

The EarthLink Board has adopted a dividend practice for the payment of quarterly cash dividends at a rate of $0.05 per quarter per share of EarthLink’s common stock. This practice may be changed at any time at the discretion of the EarthLink Board and EarthLink’s common stockholders have no contractual or other legal right to dividends.

	WINDSTREAM	EARTHLINK
Appraisal Rights

Under the DGCL, stockholders have the right to dissent from any plan of merger or consolidation to which the corporation is a party, and to demand payment for the fair value of their shares as determined in action brought before the Delaware Court of Chancery. However, unless the certificate of incorporation otherwise provides, the DGCL states that stockholders do not have a right to dissent from any plan of merger or consolidation with respect to shares:

●listed on a national securities exchange or held of record by more than 2,000 holders; and

●for which, pursuant to the plan of merger or consolidation, stockholders will receive only (1) shares or depository receipts of another corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders, (2) shares of stock or depositary receipts of the surviving corporation in the merger or consolidation, (3) cash for fractional shares or (4) any combination of (1) – (3).

Under the DGCL, stockholders have the right to dissent from any plan of merger or consolidation to which the corporation is a party, and to demand payment for the fair value of their shares as determined in an action brought before the Delaware Court of Chancery. However, unless the certificate of incorporation otherwise provides, the DGCL states that stockholders do not have a right to dissent from any plan of merger or consolidation with respect to shares:

●listed on a national securities exchange or held of record by more than 2,000 holders; and

●for which, pursuant to the plan of merger or consolidation, stockholders will receive only (1) shares or depository receipts of another corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders, (2) shares of stock or depositary receipts of the surviving corporation in the merger or consolidation, (3) cash for fractional shares or (4) any combination of (1) – (3).

	WINDSTREAM	EARTHLINK

In addition, the DGCL provides that, unless the certificate of incorporation provides otherwise, stockholders of a surviving corporation do not have the right to dissent from a plan of merger if the merger did not require for its approval the vote of the stockholders.

The DGCL also provides that all appraisal actions with respect to shares that were listed on a national securities exchange immediately before the merger shall be dismissed by the Delaware Court of Chancery unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger for such total number of shares exceeds $1 million or (3) the merger was approved without a stockholder vote pursuant to Sections 253 or 267 of the DGCL.

In addition, the DGCL provides that, unless the certificate of incorporation provides otherwise, stockholders of a surviving corporation do not have the right to dissent from a plan of merger if the merger did not require for its approval the vote of the stockholders.

The DGCL also provides that all appraisal actions with respect to shares that were listed on a national securities exchange immediately before the merger shall be dismissed by the Delaware Court of Chancery unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger for such total number of shares exceeds $1 million or (3) the merger was approved without a stockholder vote pursuant to Sections 253 or 267 of the DGCL.

Right to Receive Stock Certificate

To the greatest extent permitted by the DGCL, the shares of Windstream’s common stock will be uncertificated and transfer of such shares will be reflected by book entry. However, every holder of stock in Windstream, if any, that is represented by a certificate will be entitled to have a certificate, signed by, or in the name of Windstream by the chairman of the board, the chief executive officer or the president and the secretary or an assistant secretary of Windstream, certifying the number of shares owned by such holder in Windstream.

The EarthLink bylaws provide that shares of EarthLink capital stock may be certificated or uncertificated.

	WINDSTREAM	EARTHLINK
Exclusive Forum Provision	Neither the Windstream charter nor the Windstream bylaws provide for an exclusive forum for stockholder litigation.

EarthLink’s bylaws provide that, unless EarthLink consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of EarthLink, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or agent of EarthLink to EarthLink or its stockholders, (iii) any action asserting a claim against EarthLink or any director or officer or other employee of EarthLink arising pursuant to any provision of the DGCL or the EarthLink charter or bylaws, or (iv) any action asserting a claim against EarthLink or any current or former director or officer or other employee or agent of EarthLink governed by the internal affairs doctrine; provided, however, that in the event that the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware.

	WINDSTREAM	EARTHLINK
Stockholder Rights Agreement

Under Windstream’s rights agreement (as amended), from and after the record date of September 28, 2015, each share of Windstream common stock entitles the holder to purchase from Windstream a unit consisting of one ten thousandth of a share (a “unit”) of Series A Participating Preferred Stock, par value $0.0001 per share, of Windstream at a purchase price of $32.00 per unit, subject to adjustment.

Until a right is exercised, the holder will have no separate rights as a stockholder of Windstream, including the right to vote or to receive dividends in respect of rights.

The rights will expire on the earliest of (i) 5:00 P.M. New York City time on September 17, 2018, (ii) the time at which the rights are redeemed or exchanged pursuant to the rights agreement, (iii) the date on which the Windstream Board determines that the rights agreement is no longer necessary for the preservation of material valuable tax benefits or is no longer in the best interest of Windstream and its stockholders and (iv) the beginning of a taxable year to which the Windstream Board determines that no tax benefits may be carried forward.

EarthLink does not currently have a stockholder rights agreement in place.

	WINDSTREAM	EARTHLINK
Section 203 of the DGCL

Windstream’s charter expressly elects to be governed by Section 203 of the DGCL, which provides that, subject to certain exceptions, a Delaware corporation may not engage in any “business combination” with an “interested stockholder” (as such terms are defined in Section 203) for a period of 3 years following the time that such stockholder became an interested stockholder unless: (1) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the “voting stock” (as defined in Section 203) of the corporation outstanding at the time the transaction commenced; or (3) the business combination is approved by the board of directors and by the stockholders (acting at a meeting and not by written consent) by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not “owned” (as defined in Section 203) by the interested stockholder.

EarthLink has not opted out of Section 203 of the DGCL, which provides that, subject to certain exceptions, a Delaware corporation may not engage in any “business combination” with an “interested stockholder” (as such terms are defined in Section 203) for a period of 3 years following the time that such stockholder became an interested stockholder unless: (1) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the “voting stock” (as defined in Section 203) of the corporation outstanding at the time the transaction commenced; or (3) the business combination is approved by the board of directors and by the stockholders (acting at a meeting and not by written consent) by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not “owned” (as defined in Section 203) by the interested stockholder.

LEGAL MATTERS

The validity of the shares of Windstream common stock to be issued pursuant to the merger will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP. Certain U.S. federal income tax consequences relating to the mergers will be passed upon for Windstream by Skadden, Arps, Slate, Meagher & Flom LLP and for EarthLink by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

EXPERTS

Windstream

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

EarthLink

The consolidated financial statements of EarthLink Holdings Corp. appearing in EarthLink Holdings Corp.’s Annual Report (Form 10-K) for the year ended December 31, 2015, and the effectiveness of EarthLink Holdings Corp.’s internal control over financial reporting as of December 31, 2015 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

Windstream

Windstream held its regularly scheduled 2016 annual meeting of stockholders on May 12, 2016.

A Windstream stockholder who intended to present proposals at the 2017 annual meeting, and who wished to have those proposals included in Windstream’s proxy statement for the 2017 annual meeting, must have submitted those proposals no later than December 2, 2016. Stockholder proposals should have been addressed to the Corporate Secretary, 4001 North Rodney Parham Road, Little Rock, Arkansas 72212. Such proposals must have met the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in the proxy statement for Windstream’s 2017 annual meeting.

If a Windstream stockholder does not submit a proposal for inclusion in Windstream’s 2017 proxy statement, stockholders may present it directly at Windstream’s 2017 annual meeting. At an annual meeting of the stockholders, only such business will be conducted as that which was properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement) given by or at the direction of the Windstream Board, (ii) brought before the meeting by or at the direction of the Windstream Board or (iii) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, such proposed business, other than the nominations of persons for election to the Windstream Board, must constitute a proper matter for stockholder actions, and the stockholder must have given timely notice in writing to the Corporate Secretary of Windstream. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Windstream, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting of stockholders is called for a date that is not within 25 days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed or public announcement of such date was made, whichever occurs first. In no event will the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

A stockholder’s notice to the secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the text of the proposal or business, (ii) the reason for conducting such business and any material interest of the stockholder and any stockholder associated person, individually or in the aggregate, including any anticipated benefit to the stockholder or stockholder associated person, (iii) the name and address, as they appear on Windstream’s books, of the stockholder proposing such business and of any stockholder associated person, (iv) the class and number of shares of Windstream which are beneficially owned by the stockholder and by any stockholder associated person, (v) a representation that the stockholder is a holder of record of stock of Windstream entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business, (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of Windstream’s outstanding capital stock required to approve or adopt the proposal and/or (b) otherwise to solicit proxies from stockholders in support of such proposal, and (vii) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder or any such stockholder associated person with respect to any share of stock of Windstream.

EarthLink

EarthLink held its regular annual meeting on April 26, 2016. Depending on when the mergers are completed, EarthLink may not hold an annual meeting of stockholders in 2017.

An EarthLink stockholder who would like to have a proposal considered for inclusion in EarthLink’s 2017 proxy statement must have submitted the proposal so that it was received by EarthLink no later than November 15, 2016. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should have been addressed to the Corporate Secretary, 1170 Peachtree Street, Suite 900, Atlanta, GA 30309.

If an EarthLink stockholder did not submit a proposal for inclusion in EarthLink’s 2017 proxy statement, but instead wishes to present it directly at EarthLink’s 2017 annual meeting of stockholders, EarthLink’s amended and restated by-laws require that such stockholder notify EarthLink in writing not earlier than the close of business on the 90th and not later than the close of business on the 60th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder in order to be timely must be delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the 60th day prior to such annual meeting or, if later, the close of business on the 10th day following the day on which public announcement of such annual meeting was made. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

In addition, such proposal must also constitute a proper matter for stockholder action and must include (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, and (b) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the business is proposed to be brought (i) the name and address of such stockholder, as they appear on EarthLink’s books, of such beneficial owner, if any, and of each associated person referred to in clause (iii), (ii) the employer and principal occupation of such stockholder, of such beneficial owner, if any, and of each associated person referred to in clause (iii), (iii) (A) the class or series and number of shares of capital stock of EarthLink which are, directly or indirectly, owned beneficially, or of record, by such stockholder, by such beneficial owner, if any, or by any associated person of such stockholder or beneficial owner, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of capital stock of EarthLink or with a value derived in whole or in part from the value of any shares of capital stock of EarthLink, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of EarthLink or otherwise, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of capital stock of EarthLink, in each case that is, directly or indirectly, owned beneficially by such stockholder, by such beneficial owner, if any, or by any associated person of such stockholder or beneficial owner, (C) any short interest in any shares of capital stock of EarthLink held by such stockholder, by such beneficial owner, if any, or any associated person of such stockholder or beneficial owner (for purposes of this section, a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (D) any rights to dividends on the shares of capital stock of EarthLink owned beneficially by such stockholder, by such beneficial owner, if any, or by any associated person of such stockholder or beneficial owner, in each case that are separated or separable from the underlying shares of capital stock of EarthLink, (E) any proportionate interest in shares of capital stock of EarthLink or derivative instruments held, directly or indirectly, by a general or limited partnership or limited liability company in which such stockholder, such beneficial owner if any, or any associated person of such stockholder or beneficial owner is a general partner or manager or, directly or indirectly, beneficially owns an interest, and (F) any performance related fees (other than an asset-based fee) that such stockholder, such beneficial owner, if any, or any associated person of such stockholder or beneficial owner is entitled to based on any increase or decrease in the value of shares of capital stock of EarthLink or derivative instruments, (iv) a description of all arrangements or understandings between such stockholder, beneficial owner, if any, or any associated person of such stockholder or beneficial owner, on the one hand, and any person or persons (including their names), on the other hand, in connection with the proposal of such business by such stockholder and any material interest of such stockholder, beneficial owner or any associated person of such stockholder or beneficial owner in such business, (v) a representation that such stockholder intends to appear in person or by proxy at the meeting to bring such business before the meeting, (vi) a representation whether such stockholder intends to deliver a proxy statement and/or form of proxy to EarthLink’s stockholders and/or otherwise to solicit proxies from stockholder in support of such business and (vii) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for such business in a contested solicitation pursuant to Section 14 of the Exchange Act. Any such notice shall be supplemented to disclose the information referred to in clause (b) as of the record date and such supplement shall be delivered not later than five (5) business days after the record date.

HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to stockholders residing at the same address, unless stockholders have notified the company whose shares they hold of their desire to receive multiple copies of the joint proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please contact the company whose shares you hold at its address identified below. Each of EarthLink and Windstream will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: Windstream Holdings, Inc., Attn: Investor Relations, 4001 Rodney Parham Road, Little Rock, Arkansas 72212, (501) 748-7000 or to EarthLink Holdings Corp., Attn: Investor Relations, 1170 Peachtree St., Suite 900, Atlanta, Georgia 30309, (404) 815-0770.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the Windstream Board nor the EarthLink Board knows of any other matters that may be presented for consideration at either the Windstream special meeting or the EarthLink special meeting. If any other business does properly come before either the Windstream special meeting or the EarthLink special meeting or any adjournment or postponement thereof, the persons named as proxies on the enclosed proxy cards of EarthLink and Windstream will vote as they deem in the best interests of EarthLink and Windstream, as applicable.

WHERE YOU CAN FIND MORE INFORMATION

EarthLink and Windstream each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including EarthLink and Windstream, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult EarthLink’s or Windstream’s websites for more information about EarthLink or Windstream, respectively. EarthLink’s website is www.earthlink.net. Windstream’s website is www.windstream.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

Windstream has filed with the SEC a registration statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of Windstream common stock to be issued pursuant to the merger. The registration statement, including the attached exhibits, contains additional relevant information about Windstream and Windstream common stock. The rules and regulations of the SEC allow EarthLink and Windstream to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows EarthLink and Windstream to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Windstream has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about Windstream, its financial condition or other matters.

●	Annual Report on Form 10-K for the year ended December 31, 2015;
●	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016;
●	Proxy Statement on Schedule 14A filed with the SEC on April 1, 2016;
●

Windstream’s Current Reports on Form 8-K, as filed with the SEC on March 14, 2016, March 30, 2016, May 16, 2016, July 29, 2016, September 7, 2016, September 12, 2016, November 7, 2016 (only with respect to Item 8.01 therein), November 10, 2016 and November 28, 2016; and

●

The description of Windstream’s common stock set forth in Windstream’s registration statement on Form S-4 filed on February 28, 2006, and any amendment, supplement or report filed for the purpose of updating such description.

In addition, Windstream incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the Windstream special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Windstream will provide you with copies of these documents, without charge, upon written or oral request to:

Windstream Holdings, Inc.
4001 Rodney Parham Road
Little Rock, Arkansas 72212
(501) 748-7000
Attn: Investor Relations

This joint proxy statement/prospectus incorporates by reference the documents listed below that EarthLink has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about EarthLink, its financial condition or other matters.

●	Annual Report on Form 10-K for the year ended December 31, 2015;
●	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016;
●	Proxy Statement on Schedule 14A filed with the SEC on March 15, 2016; and
●

EarthLink’s Current Reports on Form 8-K, as filed with the SEC on February 1, 2016, February 19, 2016, April 27, 2016, July 1, 2016, August 12, 2016, November 7, 2016 (only with respect to Item 8.01) and November 10, 2016.

In addition, EarthLink incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the EarthLink special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or EarthLink will provide you with copies of these documents, without charge, upon written or oral request to:

EarthLink Holdings Corp.
1170 Peachtree St., Suite 900
Atlanta, Georgia, 30309
(404) 815-0770
Attn: Investor Relations

In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [●]. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this joint proxy statement/prospectus to Windstream stockholders or EarthLink stockholders nor the issuance by Windstream of shares of Windstream common stock pursuant to the merger will create any implication to the contrary.

This document contains a description of the representations and warranties that each of EarthLink and Windstream made to the other in the merger agreement. Representations and warranties made by EarthLink, Windstream and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding EarthLink, Windstream or their businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

ANNEX A

______________________________________________________________________________

AGREEMENT AND PLAN OF MERGER

by and among

WINDSTREAM HOLDINGS, INC.,

EUROPA MERGER SUB, INC.,

EUROPA MERGER SUB, LLC

and

EARTHLINK HOLDINGS CORP.

Dated as of November 5, 2016

______________________________________________________________________________

TABLE OF CONTENTS

ARTICLE I

THE COMBINATION

A-i

A-ii

ARTICLE V

COVENANTS AND AGREEMENTS

A-iii

ARTICLE VIII

MISCELLANEOUS

A-iv

AGREEMENT AND PLAN OF MERGER, dated as of November 5, 2016 (this “Agreement”), among WINDSTREAM HOLDINGS, INC., a Delaware corporation (“Parent”), EUROPA MERGER SUB, INC., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“Merger Sub 1”), EUROPA MERGER SUB, LLC, a Delaware limited liability company and an indirect, wholly-owned subsidiary of Parent (“Merger Sub 2”), and EARTHLINK HOLDINGS CORP., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, each of Merger Sub 1 and Merger Sub 2 is a direct, wholly-owned subsidiary of Windstream Services, LLC, a Delaware limited liability company (“Services”), formerly Windstream Corporation; and

WHEREAS, the respective Boards of Directors of Parent, Merger Sub 1 and the Company, and the respective Boards of Managers of Services and Merger Sub 2, have approved this Agreement, determined that the terms of this Agreement are advisable and in the best interests of Parent, Services, Merger Sub 1, Merger Sub 2 and the Company, respectively, and the stockholders of Parent, Merger Sub 1 and the Company and the sole members of Services and Merger Sub 2; and

WHEREAS, pursuant to this Agreement, at the Effective Time, Merger Sub 1 will be merged with and into the Company (the “Merger”), with the Company being the Surviving Corporation and a direct, wholly-owned subsidiary of Services, all in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and upon the terms and subject to the conditions set forth herein; and

WHEREAS, immediately following the Merger, the Surviving Corporation will be merged with and into Merger Sub 2 (the “Subsequent Merger” and, together with the Merger, the “Combination”), with Merger Sub 2 being the Surviving Company and a direct, wholly-owned subsidiary of Services, all in accordance with the applicable provisions of the DGCL and the Limited Liability Company Act of the State of Delaware (the “DLLCA”) and upon the terms and subject to the conditions set forth herein; and

WHEREAS, subject to the other terms and conditions of this Agreement, the Company’s Board of Directors (the “Company Board”) has resolved to recommend to the Company’s stockholders the adoption of this Agreement and the approval of the Combination; and

WHEREAS, Parent’s Board of Directors (the “Parent Board”) has adopted resolutions setting forth an amendment to the certificate of incorporation of Parent substantially in the form of Exhibit E (the “Parent Charter Amendment”) to effect an increase to the number of authorized shares of common stock, par value $0.0001 per share, of Parent (the “Parent Common Stock”), declaring the Parent Charter Amendment advisable and, subject to the other terms and conditions of this Agreement, recommending to Parent’s stockholders that they approve the Parent Charter Amendment and the issuance of Parent Common Stock in connection with the Merger (the “Stock Issuance”); and

WHEREAS, Services, as the sole stockholder of Merger Sub 1 and the sole member of Merger Sub 2, has acted by written consent, which consent by its terms shall not be effective until immediately following the execution of this Agreement, to adopt this Agreement and approve the Combination; and

WHEREAS, Parent, Merger Sub 1, Merger Sub 2 and the Company wish to make certain representations, warranties, covenants and agreements in connection with the Combination and to prescribe certain conditions to the consummation of the Combination as set forth herein; and

WHEREAS, for United States federal income Tax purposes, the Combination is intended to be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is hereby adopted as a plan of reorganization within the meaning of Section 1.368-(2)(g) of the regulations promulgated under the Code (the “Treasury Regulations”); and

WHEREAS, terms used but not defined herein shall have the respective meanings ascribed to such terms in Section 8.14, unless otherwise noted.

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub 1, Merger Sub 2 and the Company agree as follows:

ARTICLE I

THE COMBINATION

Section 1.1 The Merger and the Subsequent Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub 1 shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub 1 shall cease, and the Company shall continue as the surviving corporation and a direct, wholly-owned subsidiary of Services (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub 1 in accordance with the DGCL. Immediately following the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, the Surviving Corporation shall be merged with and into Merger Sub 2. Following the Subsequent Merger, the separate corporate existence of the Company shall cease, and Merger Sub 2 shall continue as the surviving company and a direct, wholly-owned subsidiary of Services (the “Surviving Company”).

Section 1.2 Closing. The closing of the Combination (the “Closing”) shall take place at 10:00 a.m. local time at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, One Rodney Square, Wilmington, Delaware 19801, on the third (3rd) Business Day following the satisfaction or waiver (to the extent permitted by Law) of all of the conditions to Closing set forth in Article VI of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted by

Law) of those conditions), unless this Agreement has been theretofore terminated pursuant to the terms herein; provided, that, notwithstanding the foregoing, the Closing may occur on any other date agreed upon in writing by the Company and Parent. The date on which the Closing takes place shall be referred to herein as the “Closing Date”. As used in this Agreement, the term “Business Day” shall mean any day other than a Saturday, Sunday, a day on which the U.S. Federal Government has declared a national holiday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

Section 1.3 Effective Time. Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date, the Company shall file with the Secretary of State of the State of Delaware (the “Secretary of State”) a certificate of merger (the “Certificate of Merger”) executed and acknowledged by the Company in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State, or at such later date and time as Parent and the Company shall agree and shall specify in the Certificate of Merger (the date and time that the Merger becomes effective being the “Effective Time”). Immediately following the Effective Time, Parent and the Surviving Corporation shall file a certificate of merger relating to the Subsequent Merger as contemplated by the DGCL and the DLLCA (the “Subsequent Certificate of Merger”) with the Secretary of State, executed and acknowledged by Merger Sub 2 in accordance with the relevant provisions of the DGCL and the DLLCA. The Subsequent Merger shall become effective upon the filing of the Subsequent Certificate of Merger with the Secretary of State, or at such later date and time as Parent and the Company shall agree and specify in the Subsequent Certificate of Merger (the date and time that the Subsequent Merger becomes effective being the “Subsequent Effective Time”).

Section 1.4 Effects of the Combination. At and after the Effective Time, the Merger, and, subsequent to the Effective Time, the Combination, shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, (1) at the Effective Time, all of the property, rights, privileges, powers and franchises of Merger Sub 1 and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub 1 and the Company shall become the debts, liabilities and duties of the Surviving Corporation, and (2) at the Subsequent Effective Time, all of the property, rights, privileges, powers and franchises of the Surviving Corporation and Merger Sub 2 shall vest in the Surviving Company, and all debts, liabilities and duties of the Surviving Corporation and Merger Sub 2 shall become the debts, liabilities and duties of the Surviving Company.

Section 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation; Certificate of Formation and Limited Liability Company Agreement of the Surviving Company.

(a) At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended to read in its entirety as set forth in Exhibit A attached hereto, and, as so amended, shall constitute the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided by the DGCL or such certificate of incorporation.

(b) At or immediately prior to the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended to read in their entirety as set forth in Exhibit B attached hereto, and, as so amended, shall constitute the bylaws of the Surviving Corporation until thereafter changed or amended as provided by the DGCL, the certificate of incorporation of the Surviving Corporation or such bylaws.

(c) At the Subsequent Effective Time, the certificate of formation of Merger Sub 2, as in effect immediately prior to the Subsequent Effective Time, shall be the certificate of formation of the Surviving Company until thereafter changed or amended as provided by the DLLCA or such certificate of formation or the limited liability company agreement of the Surviving Company, except that, after the Subsequent Effective Time, Article I of the certificate of formation of the Surviving Company shall be amended to provide that “The name of the limited liability company is EarthLink Holdings, LLC.”

(d) At the Subsequent Effective Time, the limited liability company agreement of Merger Sub 2, as in effect immediately prior to the Subsequent Effective Time, shall be the limited liability company agreement of the Surviving Company until, subject to Section 5.12(a), thereafter changed or amended as provided by the DLLCA or such limited liability company agreement, except that, after the Subsequent Effective Time, the relevant section of such limited liability company agreement shall be amended to provide that “The name of the limited liability company is EarthLink Holdings, LLC.”

Section 1.6 Surviving Corporation Directors and Officers; Surviving Company Managers and Officers.

(a) The persons constituting the Board of Directors of Merger Sub 1 immediately prior to the Effective Time shall, from and after the Effective Time but until the Subsequent Effective Time, constitute the Board of Directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be, and the persons constituting the officers of Merger Sub 1 immediately prior to the Effective Time shall, from and after the Effective Time, constitute the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) The persons constituting the Board of Managers of Merger Sub 2 immediately prior to the Subsequent Effective Time shall, from and after the Subsequent Effective Time, constitute the Board of Managers of the Surviving Company, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be, and the persons constituting the officers of Merger Sub 2 immediately prior to the Subsequent Effective Time shall, from and after the Subsequent Effective Time, constitute the officers of the Surviving Company, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.7 Subsequent Actions. If, at any time after the Subsequent Effective Time, the Surviving Company shall determine or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either of the Company, Merger Sub 1 or Merger Sub 2 acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Combination or otherwise to carry out this Agreement, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of either the Company, Merger Sub 1 or Merger Sub 2, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Stock and Interests.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub 1 or the Company or the holders of any securities of Parent, Merger Sub 1 or the Company:

(i) Conversion of the Company Common Stock. Subject to Section 2.2(f), each issued and outstanding share (other than shares to be canceled or converted in accordance with Section 2.1(a)(iii)) of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) shall thereupon be converted into the right to receive 0.818 fully paid and non-assessable shares (as the same may be adjusted pursuant to Section 2.1(b), the “Exchange Ratio”) of Parent Common Stock (the “Merger Consideration”). All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Book-Entry Shares or a Certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which such holder becomes entitled upon surrender in accordance with the terms of this Agreement, without interest.

(ii) Merger Sub 1 Common Stock. Each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub 1 (the “Merger Sub 1 Common Stock”) shall be converted into one validly issued fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”) and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing shares of Merger Sub 1 Common Stock, if any, shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(iii) Company, Parent, Merger Sub 1 and Merger Sub 2-Owned Shares. Each share of Company Common Stock that is issued and held by the Company or any of the Company’s direct or indirect wholly-owned Subsidiaries, and each share of Company Common Stock that is owned by Parent, Merger Sub 1, Merger Sub 2 or any of their respective direct or indirect wholly-owned Subsidiaries, in each case immediately prior to the Effective Time, shall automatically be canceled and retired and shall cease to exist, and no consideration shall be issued or delivered in exchange therefor.

(b) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration shall be equitably adjusted to provide to the holders of Company Common Stock (or such rights that are convertible into shares of Company Common Stock) and Parent the same economic effect as contemplated by this Agreement prior to such action; provided, however, that nothing contained in this Section 2.1(b) shall be deemed to permit any action that Parent or the Company is otherwise prohibited from taking pursuant to this Agreement.

(c) Effect on Interests. At the Subsequent Effective Time, each share of Surviving Corporation Common Stock issued and outstanding immediately prior to the Subsequent Effective Time shall be converted into one limited liability company interest of the Surviving Company and each limited liability company interest of Merger Sub 2 issued and outstanding immediately prior to the Subsequent Effective Time shall be converted into one limited liability company interest of the Surviving Company.

Section 2.2 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent shall designate Computershare Investor Service L.L.C. to act as exchange agent hereunder (the “Exchange Agent”), for the purpose of exchanging certificates that immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) and shares of Company Common Stock represented by book-entry (“Book-Entry Shares”).

(b) Deposit of Merger Consideration. From time to time as needed, at or after the Effective Time, Parent shall deposit, or shall cause the Surviving Company to deposit, with the Exchange Agent, for the benefit of the equity holders of the Company entitled to receive the Merger Consideration pursuant to this Agreement, (i) certificates or, at Parent’s option, evidence of shares in book-entry form, representing shares of Parent Common Stock (the “Parent Certificates”) in such denominations as the Exchange Agent may reasonably specify sufficient to pay the Merger Consideration, (ii) cash sufficient to make payments in lieu of fractional shares pursuant to Section 2.2(f)(ii), and (iii) unless the Company has already paid such amount to its transfer agent for distribution to stockholders, an amount in cash equal to any Final Pre-Closing Quarterly Dividend for which Parent is responsible under Section 5.16. Such Parent Certificates and such cash so deposited, together with any dividends or distributions pursuant to Section 2.2(d) with respect thereto, are hereinafter referred to as the “Exchange Fund”.

(c) Exchange Procedures.

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the third (3rd) Business Day following the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Book-Entry Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(i), (x) a letter of transmittal in customary form (and which shall specify, in the case of tendered Certificates, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent), and (y) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration. Each former stockholder of the Company, upon surrender to the Exchange Agent of a Certificate or a Book-Entry Share, as applicable, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, shall be entitled to receive in exchange therefor, the following:

(A) the number of whole shares of Parent Common Stock, if any, into which such holder’s shares of Company Common Stock, represented by such holder’s properly surrendered Certificates or Book-Entry Shares, as applicable, were converted in accordance with Section 2.1, and such Certificates or Book-Entry Shares so surrendered shall be forthwith canceled, and

(B) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to Section 2.2(c)(iii)) equal to the amount of (x) the cash that such holder has the right to receive in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)(ii), plus (y) the dividends such holder has the right to receive pursuant to Section 5.16.

(ii) In the event of a transfer of ownership of the Company Common Stock that is not registered in the transfer records of the Company, a Parent Certificate representing the proper number of shares of Parent Common Stock may be issued to a person other than the person in whose name the Certificate or Book-Entry Shares so surrendered are registered if such Certificate (if applicable) shall be properly endorsed or otherwise be in proper form for transfer and shall be presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the person requesting such issuance shall pay any transfer or other non-

income Taxes required by reason of the issuance of shares of Parent Common Stock to a person other than the registered holder of such Certificate or Book-Entry Shares or establish to the reasonable satisfaction of Parent that any such Taxes have been paid or are not applicable.

(iii) Notwithstanding any provision in this Agreement to the contrary, Parent, Merger Sub 1, the Surviving Corporation, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement such amounts as are required to be withheld or deducted under any provision of any Tax Law with respect to the making of such payments. As of the date hereof, Parent, Merger Sub 1 and Merger Sub 2 are not aware of any such withholding obligation. Upon becoming aware of any such withholding obligation, Parent, Merger Sub 1, Merger Sub 2 or the Surviving Corporation, as the case may be, shall provide commercially reasonable notice to the Person with respect to which such withholding obligation applies, and shall reasonably cooperate with such Person to obtain any available reduction of or relief from such deduction or withholding. To the extent that amounts are so withheld or deducted, such withheld or deducted amounts shall be remitted by Parent, Merger Sub 1, Merger Sub 2, the Surviving Corporation or the Exchange Agent to the appropriate Governmental Entity and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

(iv) Until surrendered as contemplated by this Section 2.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by Section 2.1(a)(i), cash, if any, in lieu of any fractional share in accordance with Section 2.2(f)(ii) and the dividends the holder has the right to receive pursuant to Section 5.16.

(v) No interest will be paid or will accrue on any cash payable to holders of Certificates or Book-Entry Shares under the provisions of this Article II.

(d) Distributions with Respect to Unexchanged Shares.

(i) No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time, or that are payable to the holders of record thereof who become such at or after the Effective Time, shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares until such Certificate or Book-Entry Shares are surrendered as provided in this Article II. All such dividends and other distributions with respect to Parent Common Stock that are to be paid in respect of the shares of Parent Common Stock to be received upon surrender of the Certificate or Book-Entry Shares shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or Book-Entry Shares in accordance with this Article II.

(ii) Subject to the effect of applicable escheat or similar Laws and Laws with respect to the withholding of Taxes, following surrender of any such Certificate or Book-Entry Shares, there shall be paid to the holder of the Parent Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Parent Common Stock, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(f)(ii), and the dividends such holder has the right to receive pursuant to Section 5.16 and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. Parent shall make available to the Exchange Agent sufficient cash for the purpose of satisfying its obligations under this Section 2.2(d). No cash in lieu of fractional shares shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares until such Certificate or Book-Entry Shares are surrendered as provided in this Article II.

(e) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock issued and cash paid in accordance with the terms of this Article II upon the surrender of Certificates or Book-Entry Shares, as applicable, for the Merger Consideration in accordance with the terms of this Article II (including distributions and dividends paid pursuant to Section 2.2(d) and Section 5.16 and any cash paid in lieu of fractional shares pursuant to Section 2.2(f)(ii)) shall be deemed payment in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares.

(f) No Fractional Shares.

(i) No Parent Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, no dividend or distribution of Parent shall relate to such fractional share interests, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

(ii) As promptly as practicable following the Effective Time, Parent shall pay or shall cause the Surviving Corporation or the Surviving Company to pay to the Exchange Agent, for the benefit of each holder of Company Common Stock, an amount in cash, if any, equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) would otherwise be entitled by (B) the closing price for a share of Parent Common Stock on the NASDAQ Stock Market, Inc. (the “NASDAQ”) (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source) on the Business Day immediately preceding the Closing Date (the “Parent Closing Price”). To the extent that the Exchange Agent shall sell shares of Parent Common Stock included in the

Exchange Fund in order to satisfy Parent’s obligation to pay cash in lieu of fractional shares, Parent shall pay all commissions, transfer Taxes and other out-of-pocket transaction costs in connection with such sale, if any.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Book-Entry Shares one (1) year after the Effective Time shall be delivered to Parent upon demand, and any holders of the Certificates or Book-Entry Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for the Merger Consideration, and any distributions and dividends paid pursuant to Section 2.2(d) and Section 5.16 and any cash paid in lieu of fractional shares pursuant to Section 2.2(f)(ii)).

(h) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the transfer books of Parent of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Parent or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Section 2.2.

(i) No Liability. None of the Company, Parent, the Surviving Corporation, the Surviving Company or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund, in each case, delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Shares shall not have been surrendered prior to the date on which any Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock or any dividends or distributions payable to the holder of such Certificate or Book-Entry Shares pursuant to Section 5.16 would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration or cash, dividends or distributions in respect of such Certificate or Book-Entry Shares shall, immediately prior to such time, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of any claims or interests of any person previously entitled thereto, and any holders of the Certificates or Book-Entry Shares who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for payment of their claim for Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock, any dividends pursuant to Section 5.16, and any dividends or distributions with respect to Parent Common Stock (in each case, without interest and subject to abandoned property, escheat, and other similar laws).

(j) Investment of Exchange Fund. The Exchange Agent shall invest all cash included in the Exchange Fund, as directed by Parent, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America. Any interest and other income resulting from such investments shall be paid to Parent. No investment or losses thereon shall affect the consideration to which holders of Company Common Stock are entitled under this Article II and to the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the amount required to promptly pay in full the cash amounts contemplated by this Article II, Parent shall promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make in full such payments contemplated by this Article II.

(k) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the provision by such person of an indemnity, in form and substance reasonably satisfactory to Parent, against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and, if applicable, any cash in lieu of fractional shares and unpaid dividends and distributions deliverable in accordance with this Article II in respect thereof.

Section 2.3 Treatment of Equity-Based Grants.

(a) Company Stock Options. At the Effective Time, each outstanding and unexercised option to purchase or acquire a share of Company Common Stock (each, a “Company Stock Option”), whether such Company Stock Option is then vested or unvested, shall be cancelled and converted into, and shall become a right to receive the Company Stock Option Consideration, if any. For purposes of this Agreement, the “Company Stock Option Consideration” means a number of shares of Parent Common Stock equal to (x) the product of the number of shares of Company Common Stock subject to the Company Stock Option and the Exchange Ratio, less (y) that number of shares of Parent Common Stock equal to the product of (A) the number of shares of Company Common Stock subject to the Company Stock Option with a fair market value (based on the Company Closing Price) that is equal to the sum of (1) the aggregate exercise price of the Company Stock Option (the “Option Exercise Price”) plus (2) the amount of any withholding under the Code or any provision of federal, state, local or foreign Tax Laws and (B) the Exchange Ratio; provided, that any resulting fractional shares of Parent Common Stock will be treated in the same manner as any resulting fractional shares of Parent Common Stock payable as Merger Consideration in accordance with Section 2.2(f). For purposes of this Agreement, the “Company Closing Price” means the closing price for a share of Company Common Stock on the NASDAQ (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source) on the Business Day immediately preceding the Closing Date. Parent shall issue (or cause to be issued) the Company Stock Option Consideration as determined in accordance with this Section 2.3(a) to such holder as soon as practicable (and no later than thirty (30) days) following the Effective Time. The right of a holder of any Company Stock Option to receive the Company Stock Option Consideration shall be subject to and reduced by the amount of any withholding under the Code or any provision of federal, state, local or foreign Tax Laws as described above.

(b) Company Restricted Stock Units. As of the Effective Time, each outstanding right to receive Company Common Stock pursuant to a stock unit award granted under any Company Equity Plan (each, a “Company Restricted Stock Unit”) shall be assumed by Parent and converted into a restricted stock unit with respect to a number of shares of Parent Common Stock determined by multiplying the number of shares of Company Common

Stock subject to such Company Restricted Stock Unit by the Exchange Ratio; provided, that any resulting fractional shares of Parent Common Stock will be treated in the same manner as any resulting fractional shares of Parent Common Stock payable as Merger Consideration in accordance with Section 2.2(f). The other pre-existing terms of such Company Restricted Stock Units, including vesting, shall continue to apply in accordance with their terms. Each Company Restricted Stock Unit assumed and converted pursuant to the terms of this Section 2.3(b) shall be referred to as a “Parent Exchange Unit.”

(c) Prior to the Effective Time, the Company shall use commercially reasonable efforts to take all actions necessary to effect the provisions of this Section 2.3 (other than actions expressly required of Parent), including obtaining any required consents. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery in connection with the settlement of the Company Stock Option Consideration and the issuance of the Parent Exchange Units, including registering such shares on an appropriate form of registration statement under the Securities Act, and maintaining the effectiveness of such registration statement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed with or furnished to the SEC and publicly available on the EDGAR system after December 31, 2014 and prior to the date of this Agreement (excluding any disclosures (other than any statements of historical fact) set forth in any section of any such Company SEC Document entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are predictive or forward-looking in nature) or in the corresponding section of the Disclosure Letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that (x) disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement to the extent (and only to the extent) that the relevance of such item is reasonably apparent from the face of such disclosure and (y) no reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to or disclosed in the Company Disclosure Letter or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which the Company or any of the Company’s Subsidiaries is a party exists or has actually occurred), the Company hereby represents and warrants to Parent, Merger Sub 1 and Merger Sub 2 as follows:

Section 3.1 Qualification, Organization, Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease or hold its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified, licensed or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The copies of the Company’s certificate of incorporation and bylaws that are included in or incorporated by reference into Company SEC Documents are complete and correct copies thereof, each as amended. The Company is not in violation of any provision of the Company Organizational Documents.

(b) Each of the Company’s Subsidiaries is a corporation, partnership, limited liability company or other entity duly organized, validly existing and, if applicable, in good standing under the Laws of its jurisdiction of incorporation or organization, has the power and authority to own, lease or hold its properties and to carry on its business as it is now being conducted, and is duly qualified or licensed to do business and, if applicable, is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or license, except for jurisdictions in which the failure to be so qualified, licensed or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) As used in this Agreement, the term “Material Adverse Effect” on or with respect to a person means any effect, change, fact, event, occurrence, development or circumstance (any such item, a “Circumstance”) that is or would reasonably be expected to result in a material adverse effect on or change in (A) the financial condition, properties, business or results of operations of such person and all of its Subsidiaries, taken as a whole, or (B) the ability of such person to consummate the transactions contemplated by this Agreement in the manner contemplated hereby prior to the Outside Date; provided, however, that no Circumstance caused by or resulting from any of the following shall constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a “Material Adverse Effect” on or with respect to a person: (i) changes or developments generally affecting the industries in which such person and its Subsidiaries operate, including changes in the use, adoption or non-adoption of technologies or industry standards, (ii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (iii) any change affecting the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, (iv) any change in such person’s stock price or trading volume or any failure of such person to meet financial projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the Circumstances giving rise to or contributing to such change in stock price or trading volume or such failure may (to the extent not otherwise falling within any of the exceptions set forth in clauses (i) through (ix) of this definition) be deemed to constitute, and may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), (v) the negotiation, announcement or execution of this Agreement or the pendency of the consummation of the Combination (other than for purposes of Section 3.3(b), Section 3.3(c), Section 4.3(b) and Section 4.3(c), as applicable), including the impact thereof on relationships of such person and its Subsidiaries with their respective customers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of

Law relating to this Agreement or the transactions contemplated thereby, (vi) any change in any applicable Law, rule or regulation or GAAP or any interpretation thereof after the date hereof, (vii) any hurricane, tornado, flood, earthquake or other natural disaster, (viii) the performance of or compliance with the express terms of this Agreement, the taking of any action that is expressly contemplated or required by this Agreement to be taken by the Person taking such action, the failure to take any action that is prohibited by this Agreement to be taken by the Person failing to take such action, the taking of any action by the Company with Parent’s written consent or at Parent’s written request, the taking of any action by Parent with the Company’s written consent or at the Company’s written request or the taking of any action that is identified in Section 5.1(a) of the Company Disclosure Letter (other than for purposes of Section 3.3(b), Section 3.3(c), Section 4.3(b) and Section 4.3(c), as applicable), or (ix) any change or prospective change in such person’s credit ratings, unless (it being understood that the Circumstances giving rise to or contributing to such change in credit ratings may be deemed to constitute, and may (to the extent not otherwise falling within any of the exceptions set forth in clauses (i) through (ix) of this definition) be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), in the case of clauses (i), (ii), (iii), (vi) or (vii) above, such Circumstance has had or would reasonably be expected to have a disproportionate adverse impact on the financial condition, properties, business or results of operations of such person and its Subsidiaries, taken as a whole, relative to other persons operating in the industries in which such person and its Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock, and 100,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are designated, issued or outstanding. As of the close of business on October 31, 2016 (the “Capitalization Date”), 105,502,110 shares of Company Common Stock were issued and outstanding and 96,376,355 shares of Company Common Stock were held in treasury. As of the close of business on the Capitalization Date, (A) 683,118 shares of Company Common Stock were issuable upon the exercise of the Company Stock Options outstanding under the plans listed in Section 3.2(a) of the Company Disclosure Letter (the “Company Equity Plans”) and (B) 8,133,751 Company Restricted Stock Units were outstanding under the Company Equity Plans, of which 4,153,894 were performance-vesting Company Restricted Stock Units (“Company PSUs”) (assuming the maximum number of Company PSUs). As of the close of business on the Capitalization Date, 8,559,484 shares of Company Common Stock were reserved for issuance under the Company Equity Plans. All of the outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance as noted above and all shares of Company Common Stock that will be issued pursuant to this Agreement shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to any subscription right, option, warrant, call, conversion right, right of first refusal, preemptive right or other similar right, agreement or commitment.

(b) Except as set forth in Section 3.2(a), as of the date hereof: (i) the Company does not have any shares of its capital stock issued or outstanding other than shares of Company Common Stock that were issued between the Capitalization Date and the date hereof pursuant to equity compensation grants that were outstanding on the Capitalization Date and disclosed on Section 3.2(f) of the Company Disclosure Letter and as to which the Company Common Stock was reserved for issuance as set forth in Section 3.2(a), and (ii) there are no outstanding subscription rights, options, warrants, calls, convertible securities, rights of first refusal, preemptive rights or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company’s Subsidiaries is a party obligating the Company or any of the Company’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests; (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement; (C) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company.

(c) Section 3.2(c) of the Company Disclosure Letter sets forth a true, complete and correct list of (i) each Subsidiary of the Company and (ii) each other corporation, partnership, limited liability company or other entity that is not a Subsidiary of the Company but in which the Company owns, directly or indirectly, an equity interest, in each case identifying the percentage and type of ownership held by the Company. Except as set forth in Section 3.2(c) of the Company Disclosure Letter, the Company does not have any other Subsidiaries or own or hold, directly or indirectly, any capital stock or voting securities of, or equity or other security interests, and has not made any investment, in any other person. All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been validly issued and are fully paid and non-assessable and are owned, directly or indirectly, by the Company, free and clear of all mortgages, pledges, claims, restrictions, infringements, liens, charges, encumbrances and security interests and claims of any kind or nature whatsoever (collectively, “Liens”) and free of any other restriction (including preemptive rights, rights of first offer, rights of first refusal and any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities Laws. No Subsidiary of the Company has guaranteed, or pledged assets to secure, the Indebtedness of the Company or any other Subsidiary of the Company.

(d) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or such Subsidiary on any matter.

(e) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of the Company or any of its Subsidiaries. There are no

stockholders agreements or other agreements or understandings to which the Company or any of its Subsidiaries is a party pursuant to which any person is entitled to elect, designate or nominate any director of the Company or any of its Subsidiaries.

(f) Section 3.2(f) of the Company Disclosure Letter sets forth a true, complete and correct list, as of the close of business on the Capitalization Date, 2016, all outstanding (i) Company Stock Options and (ii) Company Restricted Stock Units, indicating, in each case, the holder, type of award, vesting schedule, the number of shares of Company Common Stock subject to such Company Stock Option or number of shares underlying such Company Restricted Stock Unit (in the case of any Company PSU, based on target and maximum performance), the name of the plan under which such Company Stock Option or Company Restricted Stock Unit award was granted and, where applicable, the exercise price and expiration date. Other than the awards and shares set forth in Section 3.2(f) of the Company Disclosure Letter, as of the date hereof, there exist no awards to acquire shares of Company Common Stock or otherwise denominated in respect of Company Common Stock (regardless of whether the payout under such awards are in cash, Company Common Stock or other assets). All grants of Company Stock Options and Company Restricted Stock Units were validly issued and properly approved by the Company Board (or a committee thereof) in accordance with the applicable Company Equity Plan and applicable Law, including applicable stock exchange requirements.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Assuming the accuracy of the representations set forth in Section 4.14(a), the Company has the requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval, to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company Board and, assuming the accuracy of the representations in Section 4.14(a) and except for the Company Stockholder Approval and the filing of the Certificate of Merger and the Subsequent Certificate of Merger with the Secretary of State, no other corporate proceedings on the part of the Company are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Combination and the other transactions contemplated hereby. The Company Board, at a meeting duly called and held, has unanimously (x) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interest of the Company and its stockholders, (y) as of the date of this Agreement, determined to recommend that such stockholders vote in favor of the adoption of this Agreement and the approval of the Combination and (z) approved the execution, delivery and performance of this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding agreement of the other parties hereto, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies).

(b) No consent, approval, clearance, waiver, permit or order (each, a “Consent”) of or from, or registration, declaration, notice or filing made to or with any Federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made with respect to the Company, any Subsidiary of the Company or any Company License (for the avoidance of doubt, this Section 3.3(b) shall not be deemed to address those Consents required to be obtained or made with respect to any Parent License, or with respect to, or due to the change of control of, Parent or any Subsidiary of Parent, which are addressed in Section 4.3(b)) in connection with its execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation by it of the Combination and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the Securities and Exchange Commission (the “SEC”) of the Joint Proxy Statement in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of 1933, as amended, and the related rules and regulations promulgated thereunder (the “Securities Act”), of the Form S-4 and (C) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended, and the related rules and regulations promulgated thereunder (the “Exchange Act”), and the Securities Act as may be required in connection with this Agreement, the Combination and the other transactions contemplated by this Agreement, (ii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the filing of the Certificate of Merger and the Subsequent Certificate of Merger with the Secretary of State and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iv) such Consents from, or registrations, declarations, notices or filings made to or with, the U.S. Federal Communications Commission or any successor Governmental Entity (the “FCC”) as are required in order to lawfully effect the transfer of control of the Company Licenses or as are otherwise necessary to consummate and make effective the Combination and the other transactions contemplated by this Agreement, each of which is listed in Section 3.3(b)(iv) of the Company Disclosure Letter (the “Company FCC Consents”), (v) such Consents from, or registrations, declarations, notices or filings made to or with, state public service or state public utility commissions (collectively, “State Regulators”) as are required in order to lawfully effect the transfer of control of the Company Licenses or as are otherwise necessary to consummate and make effective the Combination and the other transactions contemplated by this Agreement, each of which is listed in Section 3.3(b)(v) of the Company Disclosure Letter (the “Company PSC Consents”), (vi) such filings with and approvals of the NASDAQ as are required to permit the consummation of the Combination and (vii) such other matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The execution and delivery by the Company of this Agreement do not, and the consummation of the Combination and the other transactions contemplated hereby and compliance with the provisions hereof will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss, alteration or impairment of a material benefit under any material loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract or grant agreement (collectively, “Contracts”) (including any Company Material Contracts but excluding any Company Benefit Plans, which are covered under Section 3.9), instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws of the Company, as amended (the “Company Organizational Documents”) or the certificate of incorporation or bylaws or other equivalent organizational documents, in each case, as amended, of any of the Company’s Subsidiaries or (iii) subject to the Consents, filings and other matters referred to in Section 3.3(b), conflict with or violate any Laws applicable to the Company or any of the Company’s Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, right, loss or Lien that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.4 Reports and Financial Statements.

(a) The Company has timely filed or furnished all forms, statements, documents, schedules and reports, together with any amendments required to be made with respect thereto and exhibits or other information incorporated therein required to be filed or furnished by the Company prior to the date hereof, with the SEC since December 31, 2013 (such documents, together with any documents filed with the SEC during such periods by the Company on a voluntary basis on a Current Report on Form 8-K, but excluding the Joint Proxy Statement, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects, and all documents required to be filed or furnished by the Company with the SEC after the date hereof and prior to the Effective Time (the “Subsequent Company SEC Documents”) will comply in all material respects, with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder (“Sarbanes-Oxley Act”), as the case may be, subject to the last sentence of Section 3.12 with respect to the Joint Proxy Statement, and none of the Company SEC Documents contained, and the Subsequent Company SEC Documents will not contain, any untrue statement of a material fact or omitted, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. There are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents and, to the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review. None of the Subsidiaries of the Company is, or has at any time since December 31, 2013 been, required to file or is required to file reports with the SEC pursuant to the Exchange Act.

(b) Each of the consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (i) fairly presents in all material respects, and the consolidated financial statements (including all related notes and schedules) of the Company included in the Subsequent Company SEC Documents will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments) and (ii) complied at the time it was filed, and each of the consolidated financial statements (including all related notes and schedules) of the Company included in the Subsequent Company SEC Documents will comply at the time it is filed, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, prepared in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Since December 31, 2013 to the date of this Agreement, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law and as disclosed in the Company SEC Documents.

Section 3.5 Internal Controls and Procedures. The Company is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act, and the provisions of the Exchange Act and the Securities Act relating thereto, which are applicable to the Company. Each of the principal executive officers and the principal financial officers of the Company (or, as applicable, each former principal executive officer and each former principal financial officer of the Company), has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to applicable management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Without limiting the generality of the foregoing, the Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accounting for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences. The Company has delivered to Parent complete and accurate copies of notices received from its independent auditor of any significant deficiencies or material weaknesses in the Company’s internal control over financial reporting since December 31, 2013 and any other management letter or similar correspondence from any independent auditor of the Company or any of their Subsidiaries received since December 31, 2013. The Company has implemented such programs and taken such steps as it believes are necessary to effect compliance with all provisions of Section 404 of the Sarbanes-Oxley Act and, since December 31, 2013, has not received, orally or in writing, any notification that its independent auditor (i) believes that the Company will not be able to complete its assessment before the reporting deadline, or, if it will be completed prior to such deadline, that it will not be completed in sufficient time for the independent auditor to complete its assessment or (ii) will not be able to issue unqualified attestation reports with respect thereto.

Section 3.6 No Undisclosed Liabilities. Except (i) as reflected or reserved against in the Company’s consolidated balance sheets as of December 31, 2015 (or as disclosed in the notes thereto) included in the Company SEC Documents, (ii) for liabilities and obligations incurred in connection with or contemplated by this Agreement and (iii) for liabilities or obligations incurred in the ordinary course of business, consistent with past practice, since December 31, 2015, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature (whether or not accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (or required to be disclosed in the notes thereto) that are, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 3.7 No Violation of Law; Permits.

(a) Since December 31, 2013, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each of the Company’s Subsidiaries are in compliance with and are not in default under or in violation of any federal, state, local or foreign treaty, law, statute, ordinance, rule, executive order, ruling, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”) applicable to the Company, such Subsidiaries or any of their respective properties or assets, including the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and the applicable listing and corporate governance rules and regulations of the NASDAQ. Notwithstanding anything contained in this Section 3.7(a), no representation or warranty shall be deemed to be made pursuant to this Section 3.7(a) in respect of the matters referenced in Section 3.5 or in respect of environmental, employee benefits, tax, labor, intellectual property or communications regulatory matters, which are the subject of the representations and warranties made in Section 3.8, Section 3.9, Section 3.15, Section 3.16, Section 3.17 and Section 3.21 of this Agreement, respectively.

(b) The Company and the Company’s Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations and orders of any Governmental Entity required for the Company and the Company’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (other than any such items which constitute Company Licenses, the “Company Permits”), except where the failure to have any Company Permit has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All Company Permits are in full force and effect, except where the failure to be in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The Company and its Subsidiaries are in compliance with all applicable Laws and industry standards (including PCI and DSS), related to privacy, data protection or the collection and use of personal information and customer proprietary network information gathered or used by the Company or its Subsidiaries applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound, except where the failure to so comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.8 Environmental Laws and Regulations.

(a) The Company and each of its Subsidiaries are and, except with respect to matters that have been fully resolved, have been in compliance with all applicable Laws and Contracts entered into with, any Governmental Entity, in each case relating to pollution or protection of human health, endangered species, the environment or natural resources (including ambient air, surface water, groundwater, land surface or subsurface strata) and including Laws relating to the exposure to or disposal, generation, handling, release or threatened release of any Hazardous Materials (as defined below) (collectively, “Environmental Laws”), which compliance includes, but is not limited to, the possession by the Company and its Subsidiaries of all Company Permits that are required under applicable Environmental Laws, and compliance with the terms and conditions thereof, each of which is valid and in good standing and will not be subject to modification or revocation as a result of the transactions contemplated by this Agreement, except for such non-compliance or failure to possess, modification or revocation of such Company Permits as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. As used herein, the term “Hazardous Materials” means (i) any petroleum or petroleum products, explosive or radioactive materials or wastes, asbestos in any form, toxic mold and polychlorinated biphenyls; and (ii) any other chemical, material, substance or waste that in relevant form or concentration is prohibited, limited or regulated as “hazardous,” “toxic,” a “pollutant” or a “contaminant” under any Environmental Law.

(b) Neither the Company nor any of its Subsidiaries has received notice of, or is the subject of, nor, to the knowledge of the Company, are there threatened against the Company or any of its Subsidiaries, any actions, causes of action, claims, investigations, demands or notices by any person asserting an obligation on the part of the Company or its Subsidiaries to conduct investigations or clean-up activities under Environmental Law, alleging non-compliance with any Environmental Law, or alleging liability under any Environmental Law or under common law with respect to matters relating to pollution or protection of human health, the environment or natural resources, or the presence, disposal, release or threatened release of any Hazardous Materials which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (collectively, “Company Environmental Claims”), and, to the knowledge of the Company, there are no facts, circumstances or conditions existing, initiated or occurring which provide a basis for Company Environmental Claims which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The Company has delivered or otherwise made available for inspection to the Parent copies and results of any material reports, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments), notices or communications in the possession of or reasonably available to the Company or any of its Subsidiaries pertaining to: (i) any material unresolved Company Environmental Claims; (ii) any Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries that could be reasonably expected to result in a material Company Environmental Claim; or (iii) the Company’s or any of its Subsidiaries’ compliance or non-compliance with applicable Environmental Laws.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Letter lists all material Company Benefit Plans. “Company Benefit Plan” shall mean (i) each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA), (ii) each employment, consulting, severance, change in control, retention or similar plan, agreement, arrangement or policy and (iii) each other plan, agreement, arrangement or policy (written or oral) providing for compensation, bonuses, perquisites, profit-sharing, equity or equity-related rights, incentive or deferred compensation, paid time off, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits or post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), in each case maintained, sponsored or contributed to by the Company or any of its Subsidiaries for the benefit of any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any direct or indirect liability. The Company Disclosure Letter identifies each material Company Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Company Qualified Plans”). No Company Benefit Plan is maintained outside the United States or provides benefits for employees, directors or other service providers outside the United States.

(b) The Internal Revenue Service has issued a favorable determination letter with respect to each Company Qualified Plan and the related trust, the Company has not received any written notice of revocation of any such favorable determination letter, and, to the knowledge of the Company, there are no existing circumstances that would reasonably be expected to adversely affect the qualified or tax-exempt status of any such Company Qualified Plan or the related trust, respectively.

(c) Except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company all Company Benefit Plans have been operated and administered in compliance with their governing provisions or terms and all applicable requirements of Law, including the Code and ERISA.

(d) None of the Company, any current or former Subsidiary of the Company or any other entity that, together with the Company or any Subsidiary of the Company, is treated as a single employer under Section 414 of the Code or Section 4001 of ERISA (each, an “ERISA Affiliate”), sponsors, maintains or contributes to, or has sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to) within the last six (6) years, (i) a multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA, (ii) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413 of the Code, (iii) an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(e) With respect to each material Company Benefit Plan, the Company has heretofore delivered or made available in the data room to Parent copies of each of the following documents: (i) the plan document and any amendments thereto (or, in the case of any unwritten plan, a description of the material terms thereof), (ii) the most recent Summary Plan Description (as defined in ERISA) and all material modifications thereto, (iii) most recent annual report (Form 5500 Series) and accompanying schedule, (iv) the most recently prepared actuarial report or financial statement, (v) any related funding arrangements, (vi) the most recent determination letter received from the Internal Revenue Service and (vii) any material written correspondence with a Governmental Entity within the last three (3) years.

(f) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any current or former employee, director or other service provider of the Company or any of its Subsidiaries to severance pay or compensation payments or any other benefits or rights, except as expressly provided in this Agreement or as required by applicable Law, (ii) accelerate the time of payment, vesting or exercisability, or increase the amount of compensation or benefits due any such employee, director or other service provider, except as expressly provided in this Agreement or as required by applicable Law, (iii) result in any funding (through a grantor trust or otherwise) of compensation or benefits under any Company Benefit Plan or (iv) result in any limitation on the right of the Company or any Subsidiary of the Company to amend, merge, or terminate any Company Benefit Plan pursuant to its terms.

(g) There are no material pending or, to the knowledge of the Company, threatened claims by or against any Company Benefit Plans, or in connection with any Company Benefit Plans by or on behalf of any employee or beneficiary covered under any such Company Benefit Plan or otherwise involving any such Company Benefit Plan (other than in any such case routine claims for benefits).

(h) Neither the Company nor any Subsidiary of the Company sponsors, maintains or contributes to any plan, program or arrangement that provides for post-retirement or other post-employment welfare benefits, including life insurance and health coverage (other than health care continuation coverage as required by applicable Law).

Section 3.10 Absence of Certain Changes or Events.

(a) Other than the transactions contemplated by this Agreement and as disclosed in the Company SEC Documents, from December 31, 2015 until the date of this Agreement, there has not been any Circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) From December 31, 2015 until the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with their past practices, and there has not been:

(i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries, other than (A) regular quarterly cash dividends of $0.05 per share of Company Common Stock for dividends declared prior to the date of this Agreement, and (B) in the case of any direct or indirect Subsidiary of the Company, pro rata dividends or distributions to its parent entity or entities;

(ii) any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any shares of capital stock of the Company or any of its Subsidiaries or any securities convertible into or exercisable for any shares of capital stock of the Company or any of its Subsidiaries (other than pursuant to the cashless exercise of Company Stock Options or the forfeiture or withholding of taxes with respect to Company Stock Options or Company Restricted Stock Units);

(iii) any split, combination, subdivision or reclassification of any capital stock, or any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock, of the Company or any of its Subsidiaries;

(iv) any amendment to the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries;

(v) any incurrence of material Indebtedness for borrowed money or any guarantee of such Indebtedness for another person, or any issue or sale of debt securities, warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except as disclosed in the Company SEC Documents;

(vi) (A) any transfer, lease, license, sale, mortgage, pledge or other disposal or encumbrance of any of the Company’s or its Subsidiaries’ property or assets outside of the ordinary course of business consistent with past practice with a fair market value in excess of five million dollars ($5,000,000), (B) any acquisitions of businesses, whether by merger, consolidation, purchase of property or assets or otherwise, involving consideration in excess of five million dollars ($5,000,000) or (C) any transfer, lease, license, sale, mortgage, pledge or other disposal or encumbrance of any material Company Intellectual Property, other than in the ordinary course of business consistent with past practice;

(vii) (A) any granting by the Company or any of its Subsidiaries to any current or former director or officer of the Company or any of its Subsidiaries of any material increase in compensation or benefits, except in the ordinary course of business consistent with past practice or as was required under any Company Benefit Plan, (B) any granting by the Company or any of its Subsidiaries to any person of any rights to severance, retention, change in control or termination compensation or benefits or any material increase therein, except with respect to new hires and promotions in the ordinary course of business or except as was required under any Company Benefit Plan, (C) any entry into or adoption of any material Company Benefit Plan or any material amendment of any such material Company Benefit Plan, except as required by Law, (D) any entry into, establishment of or amendment of any collective bargaining agreement or (E) the taking of any action to accelerate the vesting and payment under any collective bargaining agreement or Company Benefit Plan, except as expressly provided in this Agreement or as required by applicable Law;

(viii) any material change in the Company’s method of accounting or accounting principles or policies, except for any such change required by reason of a change in GAAP or by Regulation S-X under the Exchange Act, as approved by the Company’s independent accountants;

(ix) any settlement of any material Claims against or affecting the Company or its Subsidiaries; or

(x) any material modification of any Company Licenses.

Section 3.11 Investigations; Litigation. There are no actions, suits, inquiries, investigations, reviews or proceedings (“Claims”) pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries, or any of their respective properties, at law or in equity by or before, and there are no orders, judgments or decrees of or before, any Governmental Entity that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.12 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (including any amendments or supplements, the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material required to be stated therein or necessary to make the statements therein not misleading or (ii) the joint proxy statement/prospectus relating to the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting (as amended or supplemented from time to time and including all letters to stockholders, notices of meeting and forms of proxies to be distributed to stockholders in connection with the Combination, and any schedules required to be filed with the SEC in connection therewith, the “Joint Proxy Statement”), will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied by or on behalf of the Company.

Section 3.13 No Rights Plan. There is no stockholder rights plan, “poison pill” antitakeover plan or other similar device in effect, to which the Company is subject, party or otherwise bound.

Section 3.14 Lack of Stock Ownership.

(a) Neither the Company nor any of its Subsidiaries, nor any “affiliate” or “associate” (as such terms are defined in Section 203 of the DGCL) of any of the foregoing, is, or has been at any time during the period commencing three (3) years prior to the date hereof through the date hereof, an “interested stockholder” of Parent, as such term is defined in Section 203 of the DGCL. Neither the Company nor any of its Subsidiaries owns, nor since December 31, 2013 has owned, any shares of Parent Common Stock or other securities convertible into shares of Parent Common Stock (exclusive of any shares owned by the Company’s employee benefit plans (which shares do not represent, and have not since December 31, 2013 represented, 5.0% or more of the outstanding shares of Parent Common Stock)).

(b) None of the Company’s Subsidiaries owns any Company Common Stock.

Section 3.15 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) The Company and each of its Subsidiaries has (A) duly and timely filed (or there have been filed on its behalf), taking into account all applicable extensions, all material Tax Returns required to be filed by it with the appropriate Tax Authority, and such Tax Returns are true, complete and accurate in all material respects, and (B) paid all Taxes shown as due on such Tax Returns.

(b) The most recent financial statements contained in the Company SEC Documents reflect, in accordance with GAAP, an adequate reserve for all Taxes payable by the Company and its Subsidiaries for all taxable periods through the date of such financial statements.

(c) There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent financial statements contained in the Company SEC Documents.

(d) There is no current audit, examination, deficiency, claim, refund litigation or proposed adjustment with respect to any Taxes of the Company or its Subsidiaries. None of the Company or any of its Subsidiaries has received notice of any claim made by a Tax Authority in a jurisdiction where the Company or such Subsidiary, as applicable, does not file a Tax Return or pay Taxes, that the Company or such Subsidiary is or may be subject to material taxation by that jurisdiction.

(e) There are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or Tax deficiencies against the Company or any of the Company’s Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation, indemnification or sharing of Taxes other than such an agreement not primarily related to Taxes entered into in the ordinary course of business or such an agreement exclusively between or among the Company and any of its Subsidiaries, and neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a material consolidated income Tax Return (other than a group the common parent of which is the Company) or (B) has any material liability (including as a result of any agreement or obligation to reimburse or indemnify) for the Taxes of any other person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Laws regarding Taxes), as a transferee or successor, by contract or otherwise.

(g) Neither the Company nor any of its Subsidiaries has: (A) agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (B) constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (I) in the two (2) years prior to the date of this Agreement or (II) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Combination or otherwise with the transactions contemplated by this Agreement; or (C) knowledge of facts which are reasonably likely to cause any prior transactions in which the Company or any of its Subsidiaries (or any predecessors of the Company or any of its Subsidiaries) were treated as either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) to not qualify for tax-free treatment under Section 355 or 361 of the Code.

(h) The Company and its Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any

(A) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Laws regarding income Taxes) executed on or prior to the date hereof, (B) installment sale or open transaction disposition made on or prior to the Closing Date, (C) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, or (D) election under Section 108(i) of the Code.

(i) The Company and each of its Subsidiaries is in material compliance with all applicable information reporting and Tax withholding requirements under state, local or foreign Laws regarding Taxes.

(j) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011–4(c)(3)(i)(A).

(k) Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Combination from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(l) For purposes of this Agreement: (i) “Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, but excluding any contributions or regulatory fees or assessments covered by Section 3.21; (ii) “Tax Authority” means the Internal Revenue Service and any other domestic or foreign Governmental Entity responsible for the administration or collection of any Taxes; and (iii) “Tax Return” means any return, report or similar filing (including any attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.

Section 3.16 Labor Matters.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth all employee representative bodies, including all labor unions and labor organizations, and all collective bargaining agreements, union contracts and similar labor agreements in effect that cover any employees of the Company or any of its Subsidiaries in connection with their employment with the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party or otherwise bound (a “Company Labor Agreement”). Except as set forth in Section 3.16(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is (i) a party to, or bound by, any collective bargaining agreement with employees, a labor union or labor organization or (ii) a party to, or bound by, any neutrality agreement or any collective bargaining agreement or other agreement with a neutrality clause.

(b) Except for such matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) there are no, and since December 31, 2013 there have been no, strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries, (ii) to the knowledge of the Company, there is no union organizing effort pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, (iii) there is no, and since December 31, 2013 there has been no, unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, nor are there, nor since December 31, 2013 have there been, any material industrial or trade disputes or negotiations regarding a claim with any trade union, group or organization of employees or their representatives representing employees or workers, (iv) there is no, and since December 31, 2013 there has been no, slowdown, or work stoppage in effect or, to the knowledge of the Company, threatened with respect to any employees of the Company or any of its Subsidiaries, (v) the Company and its Subsidiaries are in compliance with all applicable Laws respecting employment and employment practices, including (A) terms and conditions of employment and wages and hours, classification of employees and independent contractors, (B) unfair labor practices and (C) occupational safety and health and (vi) to the knowledge of the Company, no employee of the Company or any of its Subsidiaries is in any respect in violation of any term of any employment agreement, nondisclosure agreement, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (x) to the Company or any of its Subsidiaries or (y) to a former employer of any such employee relating (I) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (II) to the knowledge or use of trade secrets or proprietary information.

(c) Neither the Company nor any of its Subsidiaries is or has been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or (iii) required to maintain an affirmative action plan.

(d) Neither the Company nor any of its Subsidiaries has any liabilities under the Worker Adjustment and Retraining Notification Act of 1988, as amended (“WARN”), or any similar state or local Law, as a result of any action taken by the Company that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.17 Intellectual Property.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (1) all of the Intellectual Property owned by the Company and its Subsidiaries (the “Company Intellectual Property”) is in full force and effect; (2) such Company Intellectual Property has not been deemed by any Governmental Entity to be invalid or unenforceable; (3) such Company Intellectual Property has not been canceled, abandoned or dedicated to the public domain; and (4) all registration, maintenance and renewal fees necessary to preserve the rights of the Company or its Subsidiaries in connection with such Company Intellectual Property have been paid in a timely manner.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(i) the Company or a Subsidiary of the Company is the sole and exclusive owner, free and clear of any Liens (which, for the avoidance of doubt, shall not be deemed to include license agreements) other than Liens pursuant to the Existing Indentures, of all Company Intellectual Property, and has a valid and enforceable license (free and clear of any Liens) or otherwise possesses legally enforceable rights to use and practice, all other Intellectual Property as currently used in their respective businesses as currently conducted;

(ii) (A) to the knowledge of the Company, the conduct of the businesses of the Company or its Subsidiaries, as currently conducted, does not infringe upon, misappropriate or otherwise violate any Intellectual Property of any third person; and (B) neither the Company nor any of its Subsidiaries (nor any of their predecessors) has received any written notice, since December 31, 2013, from any third person, and there are no pending, unresolved or, to the knowledge of the Company, threatened in writing Claims (1) asserting the infringement, misappropriation or other violation of any Intellectual Property by the Company or any of its Subsidiaries or (2) pertaining to or challenging the validity, enforceability, priority or registrability of, or any right, title or interest of the Company or any of its Subsidiaries with respect to, any Company Intellectual Property;

(iii) (A) to the knowledge of the Company, no person is infringing, misappropriating or otherwise violating the rights of the Company or any of its Subsidiaries with respect to any Company Intellectual Property; and (B) neither the Company nor any of its Subsidiaries (nor any of their predecessors) has sent any written notice, since December 31, 2013, to any third person, and there are no pending, unresolved or threatened in writing Claims by the Company or any of its Subsidiaries (1) asserting the infringement, misappropriation or other violation of any Company Intellectual Property or (2) pertaining to or challenging the validity, enforceability, priority or registrability of, or any right, title or interest of any third person’s Intellectual Property;

(iv) there are no consents, judgments, judicial or governmental orders, or settlement, co-existence or non-assertion agreements (including any settlements that include licenses) restricting the rights of the Company or its Subsidiaries with respect to any of the Company Intellectual Property or restricting the conduct of any of the businesses of the Company or any of its Subsidiaries as presently conducted in order to accommodate a third person’s Intellectual Property; and

(v) since December 31, 2013, no prior or current employee or, officer, contractor or consultant of the Company or any of its Subsidiaries has asserted or, to the knowledge of the Company, has any ownership in any Company Intellectual Property.

(c) Section 3.17(c) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of issued patents and patent applications, trademark registrations and applications, copyright registrations and applications, and Internet domain names, in each case owned by the Company or any of its Subsidiaries.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and/or its Subsidiaries have implemented commercially reasonable measures to maintain the confidentiality of their trade secrets and other proprietary information. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there have been no material security breaches in the information technology systems of the Company and/or its Subsidiaries or the information technology systems of third parties to the extent used by or on behalf of the Company and/or its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries has incorporated any “open source,” “freeware,” “shareware” or other Software having similar licensing or distribution models (collectively, “Open Source”) in any Software that is both owned by the Company or any of its Subsidiaries and distributed by the Company or any of its Subsidiaries to third parties in a manner that requires the contribution or disclosure to any third party, including the Open Source community, of any portion of the source code of any such Software product in connection with the transactions contemplated by this Agreement, and the Company and its Subsidiaries are in compliance with their Open Source obligations, except any such required contribution, required disclosure or non-compliance as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(f) For purposes of this Agreement, the term “Intellectual Property” means all intellectual property rights of any kind or nature, including all United States and foreign (i) trademarks, service marks, logos, trade names and corporate names, Internet domain names, designs, slogans and other identifiers of source, including all goodwill, common law rights, registrations and applications related to the foregoing, (ii) copyrights and mask works, including all registrations and applications related to the foregoing, (iii) patents, patent applications and industrial designs (and the inventions embodied by the foregoing), including all continuations, divisionals, continuations-in-part, renewals, reissues, re-examinations and applications related to the foregoing, (iv) computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing, and (v) trade secrets, technology, know-how, proprietary processes, formulas, algorithms, models and methodologies, and other confidential information. For purposes of this Agreement, the term “Software” means any computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code or object code form, associated databases and compilations.

Section 3.18 Required Vote of Company Stockholders. Assuming the accuracy of the representation contained in Section 4.14(a), the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of holders of any class of securities of the Company that is required to adopt this Agreement and approve the Combination and the other transactions contemplated hereby (the “Company Stockholder Approval”), and no other vote of holders of securities of the Company is required to approve the Combination and the other transactions contemplated by this Agreement.

Section 3.19 Opinions of Financial Advisors. The Company Board has received the opinions of Foros Securities LLC and Goldman, Sachs & Co. (collectively, the “Company Financial Advisors”), substantially to the effect that, as of the date of such opinions and based upon and subject to the assumptions and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates). After the execution of this Agreement, the Company shall deliver to Parent (on a non-reliance basis for information purposes only) complete and accurate copies of such opinions, which, subject to compliance with the respective Company Financial Advisors’ engagement letters with the Company, shall be included in the Proxy Statement.

Section 3.20 Company Material Contracts.

(a) Except for this Agreement, the Company Benefit Plans, as set forth in the Company SEC Documents or in Section 3.20(a) of the Company Disclosure Letter or agreements entered into after the date hereof in compliance with Section 5.1(a), neither the Company nor any of its Subsidiaries is a party to or bound by any contract constituting a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or (i) any other material Contract with the Company’s top five (5) suppliers or customers; (ii) any Contract creating or relating to any material partnership, joint venture, strategic alliance or joint development agreement or relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than Subsidiaries of the Company, in each case material to the Company and its Subsidiaries, taken as a whole; (iii) any contract, agreement, understanding or undertaking containing covenants binding upon the Company or any of its Subsidiaries that materially restrict the ability of the Company or any of its Subsidiaries (or that, following the consummation of the Combination could materially restrict the ability of the Surviving Company or its affiliates) to compete in any business that is material to the Company and its affiliates, taken as a whole, as of the date of this Agreement, or that restricts the ability of the Company or any of its Subsidiaries (or that, following the consummation of the Combination, would restrict the ability of the Surviving Company or its affiliates) to compete with any person or in any geographic area; (iv) any contract, agreement, understanding or undertaking (A) pursuant to which the Company or any of its Subsidiaries is granting any material license to Company Intellectual Property, (B) pursuant to which the Company or any of its Subsidiaries is being granted any material license to Intellectual Property, or (C) that materially limits, curtails or restrains the ability of the Company or any of its Subsidiaries to exploit any material Company Intellectual Property; (v) any agreement, contract, understanding or undertaking containing any “standstill” provisions or provisions of similar effect to which the Company or any of its Subsidiaries is a party or of which the Company or any of its Subsidiaries is a beneficiary; (vi) any stockholder or shareholder, investor rights or registration rights agreement or similar agreement, contract, understanding or undertaking between the Company or any of its Subsidiaries and any holder of Company Common Stock or other equity securities of the Company, including any agreement granting any person investor, registration, director designation or similar rights; (vii) each agreement, contract, understanding or undertaking relating to the disposition or acquisition by the Company or any of its Subsidiaries of any business or any material amount of assets, or any investment by the Company or any of its Subsidiaries in any other person, with obligations remaining to be performed or material liabilities or obligations for damages or losses continuing after the date of this Agreement; (viii) any contracts, agreements, understandings or undertakings that contain restrictions with respect to (A) the payment of dividends or any other distributions in respect of the equity of the Company or any of its Subsidiaries, (B) the incurrence or guaranteeing of Indebtedness or (C) the creation of Liens that secure Indebtedness; (ix) any loan or credit agreement, contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, capital and financing method leases or other similar agreement pursuant to which any material Indebtedness of the Company or any of its Subsidiaries is outstanding or may be incurred, other than any such agreement solely between or among the Company and its wholly-owned Subsidiaries; (x) any material hedge, collar, option, forward purchasing, swap, derivative or similar agreement, contract, understanding or undertaking; (xi) any Contract with a vendor or supplier of the Company or any Subsidiary of the Company pursuant to which payments of five million five hundred thousand dollars ($5,500,000) or more were made during fiscal year 2015; and (xii) any Contract that resulted, for fiscal year 2015, or would reasonably be expected to result, for fiscal year 2016, in payments by or to the Company or its Subsidiaries exceeding five million five hundred thousand dollars ($5,500,000) (all contracts of the type described in this Section 3.20(a) being referred to herein as “Company Material Contracts”). The Company has made available to Parent true and complete copies of all Company Material Contracts.

(b) Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each Company Material Contract is a valid, binding and enforceable obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, except (i) that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally, (ii) that equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought, and (iii) as has not had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) Since December 31, 2013, neither the Company, any Subsidiary of the Company, nor to the knowledge of the Company, any officer or director of the Company or any Subsidiary of the Company, has been suspended, debarred, proposed for debarment or excluded from any Company Government Contract or government program, or determined to be nonresponsible with respect to any Company Governmental Contract or government program, and, to the knowledge of the Company, there is no threat, proposal or valid basis for such suspension, debarment, proposal for debarment or exclusion of any of the Company, any Subsidiary of the Company, or any officer or director of the Company or any Subsidiary of the Company. For purposes of this Section 3.20(c), “Company Government Contract” means a Company Material Contract between the Company or any Subsidiary of the Company, on the one hand, and any Governmental Entity or prime contractor or subcontractor to a Governmental Entity, on the other hand.

Section 3.21 Communications Regulatory Matters.

(a) The Company and each of its Subsidiaries hold all approvals, authorizations, certificates and licenses issued by the FCC or State Regulators and all other material regulatory permits, approvals, licenses and other authorizations, including franchises, ordinances and other agreements granting access to public rights of way, issued or granted to the Company or any of its Subsidiaries by a Governmental Entity that are required for the Company and each of its Subsidiaries to conduct its business, as presently conducted (collectively, the “Company Licenses”), except such Company Licenses the failure of which to so hold has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Section 3.21(a) of the Company Disclosure Letter sets forth a list of all Company Licenses, together with the name of the entity holding each such Company License and the date of expiration, if any, of each such Company License, in each case as of the date hereof.

(b) Each Company License is valid and in full force and effect and has not been suspended, revoked, canceled or adversely modified, except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. No Company License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements are set forth on the face of the applicable authorization or have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (ii) any pending proceeding by or before the FCC or State Regulators to suspend, revoke or cancel, or any judicial review of a decision by the FCC or State Regulators with respect thereto, unless such pending proceeding or judicial review has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no (A) event, condition or circumstance attributable specifically to the Company that would preclude any Company License from being renewed in the ordinary course (to the extent that such Company License is renewable by its terms), except where the failure to be renewed has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (B) pending or threatened FCC or State Regulator regulatory proceedings relating specifically to one or more of the Company Licenses that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (C) event, condition or circumstance attributable specifically to the Company that would materially impair, delay or preclude the ability of the Company or its Subsidiaries to obtain any Consents from any Governmental Entity, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. No Company License, order or other agreement, obtained from, issued by or concluded with any State Regulator imposes or would impose restrictions on the ability of any Subsidiary of the Company to make payments, dividends or other distributions to the Company or any other Subsidiary of the Company that limits, or would reasonably be expected to limit, the cash funding and management alternatives of the Company on a consolidated basis in a manner disproportionate to restrictions applied by such State Regulators to similarly situated companies.

(c) The Company, with respect to any Company License and any activity regulated by the FCC or State Regulators but not requiring a license (“Unlicensed Activity”), and each licensee of each Company License and each Subsidiary engaged in Unlicensed Activity (“Unlicensed Subsidiary”) is, and since December 31, 2013 has been, in compliance with each Company License and has fulfilled and performed all of its obligations with respect thereto and with respect to any Unlicensed Activity required by the Communications Act of 1934, as amended (the “Communications Act”) or the rules, regulations, written policies and orders of the FCC (the “FCC Rules”) or similar rules, regulations, written policies and orders of State Regulators, and the payment of all regulatory fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure to be in compliance, fulfill or perform its obligations or pay such fees or contributions has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company and each licensee of each Company License and each Unlicensed Subsidiary is in good standing with the FCC and all other Governmental Entities, and neither the Company nor any licensee or Unlicensed Subsidiary is, to the knowledge of the Company, the respondent with respect to any formal complaint, investigation, audit, inquiry, subpoena, forfeiture, or petition to suspend before the FCC, the Universal Service Administrative Company (the “USAC”) or any other Governmental Entity (each an “Enforcement Proceeding”), except where any such Enforcement Proceedings have not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company or a Subsidiary of the Company owns one hundred percent (100%) of the equity and controls one hundred percent (100%) of the voting power and decision-making authority of each licensee of the Company Licenses and each Unlicensed Subsidiary.

(d) Neither the Company nor any of its Subsidiaries is subject to any material cease-and-desist order or enforcement action issued by, or is a party to any consent agreement or memorandum of understanding with, or has been ordered to pay any material civil money penalty by, the FCC, USAC or any other Governmental Entity (other than a taxing authority, which is covered by Section 3.15), other than those of general application that apply to similarly situated providers of the same services or their Subsidiaries (each item in this sentence, whether or not set forth in the Company Disclosure Letter, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing since December 31, 2013 by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.

Section 3.22 Affiliate Transactions. Since December 31, 2013, all transactions, agreements, arrangements or understandings between the Company and the Company’s affiliates or other persons (“Company Affiliate Transactions”) that are required to be disclosed in the Company SEC Documents in accordance with Item 404 of Regulation S-K of the SEC have been so disclosed.

Section 3.23 Takeover Provisions. Assuming the accuracy of the representations contained in Section 4.14(a), the Company Board has adopted such resolutions as are necessary to render inapplicable to this Agreement, the Combination and the other transactions contemplated hereby the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. Assuming the accuracy of the representation contained in Section 4.14(a), to the knowledge of the Company, no other state “fair price,” “moratorium,” “control share acquisition” or similar state antitakeover statute or regulation is applicable to the Combination or any of the other transactions contemplated hereby.

Section 3.24 Insurance. Each of the Company and its Subsidiaries maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. All such policies are in full force and effect and were in full force and effect during the periods of time each such insurance policy is purported to be in effect and all premiums due with respect to such policies have either been paid or adequate provision for the payment thereof by the Company or one of its Subsidiaries has been made, except for such failures to be in full force and effect or to pay such premiums as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is, with or without notice or lapse of time, or both, in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policies, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There is no material claim by the Company or any of its Subsidiaries pending under any such policies that (a) has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or (b) if not paid would cause a Material Adverse Effect on the Company. The Company has made available to Parent a summary of all material insurance policies maintained by the Company or any of its Subsidiaries.

Section 3.25 Finders or Brokers. Except for the Company Financial Advisors, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder or other person in connection with the transactions contemplated by this Agreement who is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with or upon consummation of the Combination or the other transactions contemplated hereby.

Section 3.26 Swap Agreements. Neither the Company nor any of its Subsidiaries is party to any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

Section 3.27 Real Property; Networks.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) either the Company or its Subsidiaries owns, and has good and valid title to, all of its owned real property and has valid leasehold interests in all of its leased properties, free and clear of all Liens, (b) all leases with respect to real property to which the Company or any of its Subsidiaries is a party, including all collocation agreements, are valid and in full force and effect against the Company or such Subsidiary and, to the knowledge of the Company, the counterparties thereto, in accordance with their respective terms, (c) there is not, under any of such leases, any existing default by the Company or any of its Subsidiaries which, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries and (d) the properties owned or leased by the Company or its Subsidiaries are in all respects, adequate and sufficient, and in satisfactory condition, to support the operations of the Company and its Subsidiaries as presently conducted.

(b) The Company has delivered or otherwise made available for inspection to Parent the following information related to the network of the Company and its Subsidiaries: (i) a list of all switch locations of the Company and its Subsidiaries and (ii) maps that depict generally the fiber routes operated by the Company and its Subsidiaries (collectively, the “Network Facilities”). The Network Facilities are in all material respects in good operating condition and repair, ordinary wear and tear excepted. With respect to each Network Facility, except as set forth on Section 3.27(b) of the Company Disclosure Letter, to the knowledge of the Company, any notices or other actions required to be taken to renew the term of such Network Facility for any upcoming renewal term have been taken or given in the manner and within the time provided in such Network Facility agreement or contract (or the time period provided for giving of such notice or to undertake such action has not expired) to effectively renew the term of such Network Facility agreement or contract for the upcoming term thereof to the extent that such Network Facility agreement or contract is renewable by its terms and the Company or its applicable Subsidiary intends to renew such Network Facility agreement or contract. To the knowledge of the Company, no event has occurred, or circumstance exists, that, but for the passage of time or giving of notice, would preclude any Network Facility agreement or contract from being renewed in accordance with the terms thereof to the extent the Company or its applicable Subsidiary intends to renew such Network Facility agreement or contract. Each of the Network Facilities is free and clear of all Liens and other rights in favor of other persons, subject, however, to the terms of the agreements or contracts pursuant to which such Network Facilities were acquired.

(c) Section 3.27(c) of the Company Disclosure Letter lists, as of the date hereof, material interconnection agreements (the “Interconnection Agreements”) entered into pursuant to Sections 251 and 252 of the Telecommunications Act of 1996 (the “Telecommunications Act”), between the Company or its Subsidiaries and incumbent local exchange carriers (each, an “ILEC”). All Interconnection Agreements include the general terms, conditions and pricing for any unbundled network elements (“UNEs”), collocation or other network facilities or services provided under Sections 251 and 252 of the Telecommunications Act to the Company and its Subsidiaries by the ILECs. An Interconnection Agreement has been obtained and is effective for each ILEC territory in which the Company and its Subsidiaries operate. The Company and its Subsidiaries pay for network facilities and services provisioned under the Interconnection Agreements at rates no higher than those rates approved in the most recent TELRIC cost order from each respective State PSC in states in which the Company or any of its Subsidiaries has Interconnection Agreements.

Section 3.28 Foreign Corrupt Practices Act. Since December 31, 2013, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) the Company and its Affiliates, and, to the Company’s knowledge, its directors, officers, employees, agents and other representative acting on its behalf have not violated the FCPA and any other applicable foreign or domestic anti-corruption or anti-bribery laws; (b) the Company and its Affiliates have developed and implemented an anti-corruption and anti-bribery compliance program which includes corporate policies and procedures reasonably designed to ensure compliance with the FCPA and any other applicable anti-corruption and anti-bribery laws; and (c) neither the Company nor any of its Affiliates, nor, to the Company’s knowledge, its directors, officers, employees, agents or other representatives acting on its behalf have, directly or indirectly, (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, that was illegal under any applicable Law, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

Section 3.29 NO ADDITIONAL WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III, THE COMPANY AND ITS SUBSIDIARIES HAVE NOT MADE AND DO NOT HEREBY MAKE ANY EXPRESS OR IMPLIED REPRESENTATIONS AND WARRANTIES, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE BUSINESS, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OF THE COMPANY AND ITS SUBSIDIARIES OR THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE FACILITIES OR THE OTHER ASSETS OF THE COMPANY AND ITS SUBSIDIARIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III, ALL OTHER

REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE FACILITIES OR THE OTHER ASSETS OF THE COMPANY AND ITS SUBSIDIARIES, ARE HEREBY DISCLAIMED BY THE COMPANY AND ITS SUBSIDIARIES. It is understood that any cost estimate, projection or other prediction, any data, any financial information or presentations provided by the Company or any of its representatives are not and shall not be deemed to be or to include representations or warranties of the Company or its Subsidiaries. No person has been authorized by the Company to make any representation or warranty relating to the Company, its Subsidiaries, or the business of the Company or its Subsidiaries or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon as having been authorized by the Company and shall not be deemed to have been made by the Company.

Section 3.30 No Reliance on Extra-Contractual Representations. The Company acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, operations, assets, liabilities and properties of Parent, Merger Sub 1 and Merger Sub 2. In making its determination to proceed with the Combination and the other transactions contemplated by this Agreement, the Company has relied on (i) the results of its own independent investigation and (ii) the representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 expressly and specifically set forth in this Agreement and the schedules hereto. Such representations and warranties by Parent, Merger Sub 1 and Merger Sub 2 constitute the sole and exclusive representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 to the Company in connection with the Combination and the other transactions contemplated by this Agreement, and the Company understands, acknowledges and agrees that: (i) all other representations and warranties of any kind or nature, express or implied (including, but not limited to, any relating to the future or historical financial conditions, results of operations, assets or liabilities or prospects of Parent and its Subsidiaries) are specifically disclaimed by the Company; and (ii) no person has been authorized by Parent, Merger Sub 1 or Merger Sub 2 to make any representations or warranties relating to any of Parent, its Subsidiaries or the business of Parent or its Subsidiaries or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon by the Company as having been authorized by Parent, Merger Sub 1 or Merger Sub 2 and shall not be deemed to have been made by Parent, Merger Sub 1 or Merger Sub 2.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB 1 AND
MERGER SUB 2

Except as disclosed in the Parent SEC Documents filed with or furnished to the SEC and publicly available on the EDGAR system after December 31, 2014 and prior to the date of this Agreement (excluding any disclosures (other than any statements of historical fact) set forth in any section of any such Parent SEC Document entitled “Risk Factors” or

“Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are predictive or forward-looking in nature) or in the corresponding section of the Disclosure Letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that (x) disclosure of any item in any section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement to the extent (and only to the extent) that the relevance of such item is reasonably apparent from the face of such disclosure and (y) no reference to or disclosure of any item or other matter in the Parent Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to or disclosed in the Parent Disclosure Letter or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Parent, Services, Merger Sub 1, Merger Sub 2 or any of their respective Subsidiaries is a party exists or has actually occurred), Parent, Merger Sub 1 and Merger Sub 2 hereby represent and warrant to the Company as follows:

Section 4.1 Qualification; Organization, Etc.

(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease or hold its properties and assets and to carry on its business as it is now being conducted. Parent is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified, licensed or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. The copies of Parent’s certificate of incorporation and bylaws that are included in or incorporated by reference into the Parent SEC Documents are complete and correct copies thereof, each as amended. Parent is not in violation of any provision of the Parent Organizational Documents.

(b) Merger Sub 1, Merger Sub 2 and each of Parent’s other Subsidiaries is a corporation, partnership, limited liability company or other entity duly organized, validly existing and, if applicable, in good standing under the Laws of its jurisdiction of incorporation or organization, has the power and authority to own, lease or hold its properties and to carry on its business as it is now being conducted, and is duly qualified or licensed to do business and, if applicable, is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or license, except for jurisdictions in which the failure to be so qualified, licensed or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(c) Parent is the sole member of Services. Services is the sole stockholder of Merger Sub 1 and the sole member of Merger Sub 2. Since its date of incorporation, neither Merger Sub 1 nor Merger Sub 2 has carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 166,666,667 shares of Parent Common Stock, and 33,333,333 shares of preferred stock, par value $0.0001 per share, of which no shares are designated, issued or outstanding. As of the close of business on October 31, 2016, 96,114,653 shares of Parent Common Stock were issued and outstanding and no shares of Parent Common Stock were held in treasury. As of the close of business on October 31, 2016, (A) 282,857 shares of Parent Common Stock were issuable upon the exercise of options to purchase or acquire shares of Parent Common Stock (each, a “Parent Stock Option”) under the plans listed in Section 4.2(a) of the Parent Disclosure Letter (the “Parent Equity Plans”), (B) no time-vesting restricted stock units (the “Parent Restricted Stock Units”) were outstanding under the Parent Equity Plans, (C) 1,953,853 performance-vesting restricted stock units (“Parent PSUs”) were outstanding under the Parent Equity Plans (assuming the maximum number of Parent PSUs), and (D) 3,287,842 restricted shares (“Parent Restricted Shares”) were outstanding under the Parent Equity Plans. As of the close of business on October 31, 2016, 5,756,059 shares of Parent Common Stock were reserved for issuance under the Parent Equity Plans. All of the outstanding shares of Parent Common Stock are, and all shares of Parent Common Stock reserved for issuance as noted above and all shares of Parent Common Stock that will be issued pursuant to this Agreement shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to any subscription right, option, warrant, call, conversion right, right of first refusal, preemptive right or other similar right, agreement or commitment.

(b) Except as set forth in Section 4.2(a), as of the date hereof: (i) Parent does not have any shares of its capital stock issued or outstanding other than shares of Parent Common Stock that were issued between October 31, 2016 and the date hereof pursuant to equity compensation grants that were outstanding on October 31, 2016 and disclosed on Section 4.2(b) of the Parent Disclosure Letter and as to which the Parent Common Stock was reserved for issuance as set forth in Section 4.2(a), and (ii) other than that certain 382 Rights Agreement, dated as of September 17, 2015, between Parent and Computershare Trust Company, N.A. (as amended from time to time in accordance with its terms, the “Parent Rights Agreement”) and the Rights (as defined in the Parent Rights Agreement) issued thereunder, there are no outstanding subscription rights, options, warrants, calls, convertible securities, rights of first refusal, preemptive rights or other similar rights, agreements or commitments relating to the issuance of capital stock to which Parent or any of Parent’s Subsidiaries is a party obligating Parent or any of Parent’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests; (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement; (C) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Parent.

(c) Except as set forth in Section 4.2(c) of the Parent Disclosure Letter, Parent does not have any other Subsidiaries or own or hold, directly or indirectly, any capital stock or voting securities of, or equity or other security interests, and has not made any investment, in any other person. All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of Parent have been validly issued and are fully paid and non-assessable and are owned, directly or indirectly, by Parent, free and clear of all Liens and free of any other restriction (including preemptive rights, rights of first offer, rights of first refusal and any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities Laws. No Subsidiary of Parent has guaranteed, or pledged assets to secure, the Indebtedness of Parent or any other Subsidiary of Parent.

(d) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent or such Subsidiary on any matter.

(e) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of Parent or any of its Subsidiaries. There are no stockholders agreements or other agreements or understandings to which Parent or any of its Subsidiaries is a party pursuant to which any person is entitled to elect, designate or nominate any director of Parent or any of its Subsidiaries.

(f) Parent has delivered to the Company a copy of the Parent Rights Agreement as currently in effect and a copy of an amendment to the Parent Rights Agreement, as set forth in Section 4.2(f) of the Parent Disclosure Letter, which shall become effective concurrently with Parent’s entry into this Agreement.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Assuming the accuracy of the representations set forth in Section 3.14(a), each of Parent, Merger Sub 1 and Merger Sub 2 has the requisite power and authority to enter into this Agreement and, subject to receipt of Parent Stockholder Approval, to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Parent Board, the Board of Managers of Services, the Board of Directors of Merger Sub, the Board of Managers of Merger Sub 2, by Parent, acting in its capacity as the sole member of Services and by Services, acting in its capacity as sole stockholder of Merger Sub 1 and as the sole member of Merger Sub 2, and, assuming the accuracy of the representations set forth in Section 3.14(a) and except for the Parent Stockholder Approval and the filing of the Certificate of Merger, the Subsequent Certificate of Merger and the Parent Charter Amendment with the Secretary of State in accordance with the DGCL and the DLLCA, as applicable, no other corporate or limited liability company proceedings on the part of Parent, Services, Merger Sub 1 or Merger Sub 2 are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Combination and the other transactions contemplated hereby and thereby. The Parent Board, at a meeting duly called and held, has unanimously (w) approved the Parent Charter Amendment, (x) determined that this Agreement and the transactions contemplated hereby, including the Parent Charter

Amendment, are advisable and in the best interest of Parent and its stockholders, (y) as of the date of this Agreement, determined to recommend that such stockholders vote in favor of the approval of the Parent Charter Amendment and the Stock Issuance and (z) approved the execution, delivery and performance of this Agreement. This Agreement has been duly and validly executed and delivered by Parent, Merger Sub 1 and Merger Sub 2 and, assuming this Agreement constitutes a valid and binding agreement of the other parties hereto, constitutes a valid and binding agreement of Parent, Merger Sub 1 and Merger Sub 2, enforceable against Parent, Merger Sub 1 and Merger Sub 2 in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies).

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made with respect to Parent, Merger Sub 1, Merger Sub 2, any Subsidiary of Parent, Merger Sub 1 or Merger Sub 2 or any Parent License (for the avoidance of doubt, this Section 4.3(b) shall not be deemed to address those Consents required to be obtained or made with respect to any Company License or with respect to, or due to the change of control of, the Company or any Subsidiary of the Company, which are addressed in Section 3.3(b)) in connection with their execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation by each of them of the Combination and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC of the Joint Proxy Statement in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act, of the Form S-4, and (C) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, as may be required in connection with this Agreement, the Combination and the other transactions contemplated by this Agreement, (ii) compliance with and filings under the HSR Act, (iii) the filing of the Parent Charter Amendment, the Certificate of Merger and the Subsequent Certificate of Merger with the Secretary of State and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the Stock Issuance, (v) such Consents from, or registrations, declarations, notices or filings made to or with, the FCC as are required in order to lawfully effect the transfer of control of the Parent Licenses or as are otherwise necessary to consummate and make effective the Combination and the other transactions contemplated by this Agreement, as listed in Section 4.3(b)(v) of the Parent Disclosure Letter (the “Parent FCC Consents” and, together with the Company FCC Consents, the “FCC Consents”), (vi) such Consents from, or registrations, declarations, notices or filings made to or with, State Regulators as are required in order to lawfully effect the transfer of control of the Company Licenses or as are otherwise necessary to consummate and make effective the Combination and the other transactions contemplated by this Agreement, as listed in Section 4.3(b)(vi) of the Parent Disclosure Letter (the “Parent PSC Consents” and, together with the Company PSC Consents, the “PSC Consents”), (vii) such filings with and approvals of the NASDAQ as are required to permit the consummation of the Merger and the listing of the Parent

Common Stock to be issued in the Merger and (viii) such other matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(c) The execution and delivery by Parent, Merger Sub 1 and Merger Sub 2 of this Agreement do not, and the consummation of the Combination and the other transactions contemplated hereby and compliance with the provisions hereof will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss, alteration or impairment of a material benefit under, any Contract (including any Parent Material Contracts but excluding any Parent Benefit Plans, which are covered under Section 4.9), instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws of Parent, as amended (the “Parent Organizational Documents”), or the certificate of incorporation or bylaws or other equivalent organizational documents, in each case, as amended, of any of Parent’s Subsidiaries or (iii) subject to the Consents, filings and other matters referred to in Section 4.3(b), conflict with or violate any Laws applicable to Parent, any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, right, loss or Lien that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.4 Reports and Financial Statements.

(a) Parent and Services, in its capacity as predecessor registrant, have timely filed or furnished all forms, statements, documents, schedules and reports, together with any amendments required to be made with respect thereto and exhibits or other information incorporated therein required to be filed or furnished by them prior to the date hereof, with the SEC since December 31, 2013 (such documents, together with any documents filed with the SEC during such period by Parent and/or Services on a voluntary basis on a Current Report on Form 8-K, but excluding the Form S-4 and the Joint Proxy Statement, collectively, the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects, and all documents required to be filed or furnished by Parent with the SEC after the date hereof and prior to the Effective Time (the “Subsequent Parent SEC Documents”) will comply in all material respects, with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, subject to the last sentence of Section 4.12 with respect to the Form S-4 and the Joint Proxy Statement, and none of the Parent SEC Documents contained, and the Subsequent Parent SEC Documents will not contain, any untrue statement of a material fact or omitted, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. There are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Documents and, to the knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review. None of the Subsidiaries of Parent is, or has at any time since December 31, 2013 been, required to file or is required to file reports with the SEC pursuant to the Exchange Act, other than Services.

(b) Each of the consolidated financial statements (including all related notes and schedules) of Parent and Services included in the Parent SEC Documents (i) fairly presents in all material respects, and the consolidated financial statements (including all related notes and schedules) of Parent and Services included in the Subsequent Parent SEC Documents will fairly present in all material respects, the consolidated financial position of Parent and Services and their consolidated Subsidiaries, as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments) and (ii) complied at the time it was filed, and each of the consolidated financial statements (including all related notes and schedules) of Parent and Services included in the Subsequent Parent SEC Documents will comply at the time it is filed, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, prepared in conformity with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Since December 31, 2013 to the date of this Agreement, neither Parent nor Services has made any material change in the accounting practices or policies applied in the preparation of their financial statements, except as required by GAAP, SEC rule or policy or applicable Law and as disclosed in the Parent SEC Documents.

Section 4.5 Internal Controls and Procedures. Parent and Services are in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act, and the provisions of the Exchange Act and the Securities Act relating thereto, which are applicable to Parent and Services. Each of the principal executive officers of Parent and Services and the principal financial officers of Parent and Services (or each former principal executive officer of Parent and Services and each former principal financial officer of Parent and Services, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Parent SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither Parent, Services nor any of its other Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act. Each of Parent and Services has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Each of Parent’s and Services’ disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent and Services in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s and Services’ management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Without limiting the generality of the foregoing, Parent and its Subsidiaries, including Services, maintain a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accounting for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences. Parent has delivered to the Company complete and accurate copies of notices received from its independent auditor of any significant deficiencies or material weaknesses in Parent’s or Services’ internal control over financial reporting since December 31, 2013 and any other management letter or similar correspondence from any independent auditor of Parent or any of its Subsidiaries, including Services, received since December 31, 2013. Parent and Services have implemented such programs and taken such steps as they believe are necessary to effect compliance with all provisions of Section 404 of the Sarbanes-Oxley Act and, since December 31, 2013, has not received, orally or in writing, any notification that its independent auditor (i) believes that either Parent or Services will not be able to complete its assessment before the reporting deadline, or, if it will be completed prior to such deadline, that it will not be completed in sufficient time for the independent auditor to complete its assessment or (ii) will not be able to issue unqualified attestation reports with respect thereto.

Section 4.6 No Undisclosed Liabilities. Except (i) as reflected or reserved against in Parent’s and Service’s consolidated balance sheets as of December 31, 2015 (or as disclosed in the notes thereto) included in the Parent SEC Documents, (ii) for liabilities and obligations incurred in connection with or contemplated by this Agreement and (iii) for liabilities or obligations incurred in the ordinary course of business, consistent with past practice, since December 31, 2015, neither Parent nor any Subsidiary of Parent has any liabilities or obligations of any nature (whether or not accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries (or required to be disclosed in the notes thereto) that are, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

Section 4.7 No Violation of Law; Permits.

(a) Since December 31, 2013, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and each of Parent’s Subsidiaries are in compliance with and are not in default under or in violation of any Laws applicable to Parent, such Subsidiaries or any of their respective properties or assets, including FCPA and the applicable listing and corporate governance rules and regulations of the NASDAQ. Notwithstanding anything contained in this Section 4.7(a), no representation or warranty shall be deemed to be made pursuant to this Section 4.7(a) in respect of the matters referenced in Section 4.5 or in respect of environmental, employee benefits, tax, labor, intellectual property or communications regulatory matters, which are the subject of the representations and warranties made in Section 4.8, Section 4.9, Section 4.15, Section 4.16, Section 4.17 and Section 4.21, respectively.

(b) Parent and Parent’s Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations and orders of any Governmental Entity required for Parent and Parent’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (other than any such items which constitute Parent Licenses, the “Parent Permits”), except where the failure to have any Parent Permit has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. All Parent Permits are in full force and effect, except where the failure to be in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(c) Parent and its Subsidiaries are in compliance with all applicable Laws and industry standards (including PCI DSS), related to privacy, data protection or the collection and use of personal information and customer proprietary network information gathered or used by Parent or its Subsidiaries applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries or any of their respective businesses or properties is bound, except where the failure to so comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.8 Environmental Laws and Regulations.

(a) Parent and each of its Subsidiaries are and, except with respect to matters that have been fully resolved, have been in compliance with all applicable Laws and Contracts entered into with, any Governmental Entity, in each case relating to Environmental Laws, which compliance includes, but is not limited to, the possession by Parent and its Subsidiaries of all Parent Permits that are required under applicable Environmental Laws, and compliance with the terms and conditions thereof, each of which is valid and in good standing and will not be subject to modification or revocation as a result of the transactions contemplated by this Agreement, except for such non-compliance, failure to possess or modification or revocation of such Parent Permits as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Neither Parent nor any of its Subsidiaries has received notice of, or is the subject of, nor, to the knowledge of Parent, are there threatened against Parent or any of its Subsidiaries, any actions, causes of action, claims, investigations, demands or notices by any person asserting an obligation on the part of Parent or its Subsidiaries to conduct investigations or clean-up activities under Environmental Law, alleging non-compliance with any Environmental Law, or alleging liability under any Environmental Law or under common law with respect to matters relating to pollution or protection of human health, the environment or natural resources, or the presence, disposal, release or threatened release of any Hazardous Materials which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (collectively, “Parent Environmental Claims”), and, to the knowledge of Parent, there are no facts, circumstances or conditions existing, initiated or occurring which provide a basis for Parent Environmental Claims which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(c) Parent has delivered or otherwise made available for inspection to the Company copies and results of any material reports, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments), notices or communications in the possession of or reasonably available to Parent or any of its Subsidiaries pertaining to: (i) any material unresolved Parent Environmental Claims; (ii) any Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by Parent or any of its Subsidiaries that could be reasonably expected to result in a material Parent Environmental Claim; or (iii) Parent’s or any of its Subsidiaries’ compliance or non-compliance with applicable Environmental Laws.

Section 4.9 Employee Benefit Plans.

(a) Section 4.9(a) of the Parent Disclosure Letter lists all material Parent Benefit Plans. “Parent Benefit Plan” shall mean (i) each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) each employment, consulting, severance, change in control, retention or similar plan, agreement, arrangement or policy and (iii) each other plan, agreement, arrangement or policy (written or oral) providing for compensation, bonuses, perquisites, profit-sharing, equity or equity-related rights, incentive or deferred compensation, paid time off, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits or post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), in each case maintained, sponsored or contributed to by Parent or any of its Subsidiaries for the benefit of any current or former director, officer, employee or individual independent contractor of Parent or any of its Subsidiaries or with respect to which Parent or any of its Subsidiaries has any direct or indirect liability. The Parent Disclosure Letter identifies each material Parent Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Parent Qualified Plans”). No Parent Benefit Plan is maintained outside the United States or provides benefits for employees, directors or other service providers outside the United States.

(b) The Internal Revenue Service has issued a favorable determination letter with respect to each Parent Qualified Plan and the related trust, Parent has not received any written notice of revocation of any such favorable determination letter, and, to the knowledge of Parent, there are no existing circumstances that would reasonably be expected to adversely affect the qualified or tax-exempt status of any such Parent Qualified Plan or the related trust, respectively.

(c) Except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent all Parent Benefit Plans have been operated and administered in compliance with, their governing provisions or terms and all applicable requirements of Law, including the Code and ERISA.

(d) None of Parent, any current or former Subsidiary of Parent or any of their respective ERISA Affiliates, sponsors, maintains or contributes to, or has sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to) within the last six (6) years, (i) a multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of

ERISA, (ii) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413 of the Code, (iii) an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(e) With respect to each material Parent Benefit Plan, Parent has heretofore delivered or made available in the data room to the Company copies of each of the following documents: (i) the plan document and any amendments thereto (or, in the case of any unwritten plan, a description of the material terms thereof), (ii) the most recent Summary Plan Description (as defined in ERISA) and all material modifications thereto, (iii) most recent annual report (Form 5500 Series) and accompanying schedule, (iv) the most recently prepared actuarial report or financial statement, (v) any related funding arrangements, (vi) the most recent determination letter received from the Internal Revenue Service and (vii) any material written correspondence with a Governmental Entity within the last three (3) years.

(f) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any current or former employee, director or other service provider of Parent or any of its Subsidiaries to severance pay or compensation payments or any other benefits or rights, except as expressly provided in this Agreement or as required by applicable Law, (ii) accelerate the time of payment, vesting or exercisability, or increase the amount of compensation or benefits due any such employee, director or other service provider, except as expressly provided in this Agreement or as required by applicable Law, (iii) result in any funding (through a grantor trust or otherwise) of compensation or benefits under any Parent Benefit Plan or (iv) result in any limitation on the right of Parent or any Subsidiary of Parent to amend, merge, or terminate any Parent Benefit Plan pursuant to its terms.

(g) There are no material pending or, to the knowledge of Parent, threatened claims by or against any Parent Benefit Plans or in connection with any Parent Benefit Plans by or on behalf of any employee or beneficiary covered under any such Parent Benefit Plan or otherwise involving any such Parent Benefit Plan (other than in any such case routine claims for benefits).

(h) Neither Parent nor any Subsidiary of Parent sponsors, maintains or contributes to any plan, program or arrangement that provides for post-retirement or other post-employment welfare benefits, including life insurance and health coverage (other than health care continuation coverage as required by applicable Law).

Section 4.10 Absence of Certain Changes or Events.

(a) Other than the transactions contemplated by this Agreement and as disclosed in the Parent SEC Documents, since December 31, 2015 until the date of this Agreement, there has not been any Circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) From December 31, 2015 until the date of this Agreement, Parent and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with their past practices, and there has not been:

(i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent or any of its Subsidiaries, other than (A) in the case of Parent, regular quarterly cash dividends of $0.15 per share of Parent Common Stock for dividends declared prior to the date of this Agreement, and (B) in the case of any direct or indirect Subsidiary of Parent, pro-rata dividends or distributions to its parent entity or entities;

(ii) any repurchase, redemption or other acquisition by Parent or any of its Subsidiaries of any shares of capital stock of Parent or its Subsidiaries or any securities convertible into or exercisable for any shares of capital stock of Parent or any of its Subsidiaries (other than pursuant to the cashless exercise of options to purchase Parent Common Stock or the forfeiture or withholding of taxes with respect to such options or Parent restricted stock units);

(iii) any split, combination, subdivision or reclassification of any capital stock, or any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock, of Parent or any of its Subsidiaries;

(iv) any amendment to the certificate of incorporation, bylaws or other organizational documents of Parent or any of its Subsidiaries;

(v) any incurrence of material Indebtedness for borrowed money or any guarantee of such Indebtedness for another person, or any issue or sale of debt securities, warrants or other rights to acquire any debt security of Parent or any of its Subsidiaries, except as disclosed in the Parent SEC Documents;

(vi) (A) any transfer, lease, license, sale, mortgage, pledge or other disposal or encumbrance of any of Parent’s or its Subsidiaries’ property or assets outside of the ordinary course of business consistent with past practice with a fair market value in excess of fifteen million dollars ($15,000,000), (B) any acquisitions of businesses, whether by merger, consolidation, purchase of property or assets or otherwise, involving consideration in excess of fifteen million dollars ($15,000,000) or (C) any transfer, lease, license, sale, mortgage, pledge or other disposal or encumbrance of any material Parent Intellectual Property, other than in the ordinary course of business consistent with past practice;

(vii) (A) any granting by Parent or any of its Subsidiaries to any current or former director or officer of Parent or any of its Subsidiaries of any material increase in compensation or benefits, except in the ordinary course of business consistent with past practice or as was required under any Parent Benefit Plan, (B) any granting by Parent or any of its Subsidiaries to any person of any rights to severance, retention, change in control or termination compensation or benefits or any material increase therein, except with respect to new hires and promotions in the ordinary course of business or except as was required under any Parent Benefit Plan, (C) any entry into or adoption of any material Parent Benefit Plan or any material amendment of any such material Parent Benefit Plan, except as required by Law, (D) any entry into, establishment of or amendment of any collective bargaining agreement or (E) the taking of any action to accelerate the vesting and payment under any collective bargaining agreement or Parent Benefit Plan, except as expressly provided in this Agreement or as required by applicable Law;

(viii) any material change in Parent’s method of accounting or accounting principles or policies, except for any such change required by reason of a change in GAAP or by Regulation S-X under the Exchange Act, as approved by Parent’s independent accountants;

(ix) any settlement of any material Claims against or affecting Parent or its Subsidiaries; or

(x) any material modification of any Parent Licenses.

Section 4.11 Investigations; Litigation. There are no Claims pending or, to the knowledge of Parent, threatened against Parent or its Subsidiaries, or any of their respective properties, at law or in equity by or before, and there are no orders, judgments or decrees of or before, any Governmental Entity that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.12 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to the Parent stockholders or at the time of the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and the Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied by or on behalf of Parent.

Section 4.13 No Rights Plan. Except for the Parent Rights Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or other similar device in effect, to which Parent is subject, party or otherwise bound.

Section 4.14 Lack of Stock Ownership.

(a) None of Parent, Services, Merger Sub 1, Merger Sub 2 or any of their Subsidiaries, or any “affiliate” or “associate” (as such terms are defined in Section 203 of the DGCL) of any of the foregoing, is, or has been at any time during the period commencing three (3) years prior to the date hereof through the date hereof, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL. Neither Parent, Services, Merger Sub 1, Merger Sub 2 nor any of their Subsidiaries owns, nor since December 31, 2013 has owned, any shares of Company Common Stock or other securities convertible into shares of Company Common Stock (exclusive of any shares owned by Parent’s employee benefit plans (which shares do not represent, and have not since December 31, 2013 represented, 5.0% or more of the outstanding shares of Company Common Stock)).

(b) None of Parent’s Subsidiaries owns any Parent Common Stock.

Section 4.15 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent:

(a) Parent and each of its Subsidiaries has (A) duly and timely filed (or there have been filed on its behalf), taking into account all applicable extensions, all material Tax Returns required to be filed by it with the appropriate Tax Authority, and such Tax Returns are true, complete and accurate in all material respects, and (B) paid all Taxes shown as due on such Tax Returns.

(b) The most recent financial statements contained in the Parent SEC Documents reflect, in accordance with GAAP, an adequate reserve for all Taxes payable by Parent and its Subsidiaries for all taxable periods through the date of such financial statements.

(c) There are no Liens for Taxes upon any property or assets of Parent or any of its Subsidiaries, except for Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent financial statements contained in the Parent SEC Documents.

(d) There is no current audit, examination, deficiency, claim, refund litigation or proposed adjustment with respect to any Taxes of Parent or its Subsidiaries. None of Parent or any of its Subsidiaries has received notice of any claim made by a Tax Authority in a jurisdiction where Parent or such Subsidiary, as applicable, does not file a Tax Return or pay Taxes, that Parent or such Subsidiary is or may be subject to material taxation by that jurisdiction.

(e) There are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or Tax deficiencies against Parent or any of Parent’s Subsidiaries.

(f) Neither Parent nor any of its Subsidiaries is a party to any agreement providing for the allocation, indemnification or sharing of Taxes other than such an agreement not primarily related to Taxes entered into in the ordinary course of business or such an agreement exclusively between or among Parent and any of its Subsidiaries, and neither Parent nor any of its Subsidiaries (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a material consolidated income Tax Return (other than a group the common parent of which is Parent) or (B) has any material liability (including as a result of any agreement or obligation to reimburse or indemnify) for the Taxes of any other person (other than Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Laws regarding Taxes), as a transferee or successor, by contract or otherwise.

(g) Neither Parent nor any of its Subsidiaries has: (A) agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (B) constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Combination or otherwise with the transactions contemplated by this Agreement; or (C) knowledge of facts which are reasonably likely to cause any prior transactions in which Parent or any of its Subsidiaries (or any predecessors of Parent or any of its Subsidiaries) were treated as either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) to not qualify for tax-free treatment under Section 355 or 361 of the Code.

(h) Parent and its Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any (A) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Laws regarding income Taxes) executed on or prior to the date hereof, (B) installment sale or open transaction disposition made on or prior to the Closing Date, (C) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, or (D) election under Section 108(i) of the Code.

(i) Parent and each of its Subsidiaries is in material compliance with all applicable information reporting and Tax withholding requirements under state, local or foreign Laws regarding Taxes.

(j) Neither Parent nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c)(3)(i)(A).

(k) Services and Merger Sub 2 are properly classified as entities disregarded as separate from Parent within the meaning of Treasury Regulations Section 301.7701-3(b)(1)(ii) for U.S. federal income Tax purposes (and, where applicable, state and local income Tax purposes).

Section 4.16 Labor Matters.

(a) Section 4.16(a) of the Parent Disclosure Letter sets forth all employee representative bodies, including all labor unions and labor organizations, and all collective bargaining agreements, union contracts and similar labor agreements in effect that cover any employees of Parent or any of its Subsidiaries in connection with their employment with the Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries is a party or otherwise bound (a “Parent Labor Agreement”). Except as set forth in Section 4.16(a) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries is (i) a party to, or bound by, any collective bargaining agreement with employees, a labor union or labor organization or (ii) a party to, or bound by, any neutrality agreement or any collective bargaining agreement or other agreement with a neutrality clause.

(b) Except for such matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (i) there are no, and since December 31, 2013 there have been no, strikes or lockouts with respect to any employees of Parent or any of its Subsidiaries, (ii) to the knowledge of Parent, there is no union organizing effort pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, (iii) there is no, and since December 31, 2013 there has been no, unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, nor are there, nor since December 31, 2013 have there been, any material industrial or trade disputes or negotiations regarding a claim with any trade union, group or organization of employees or their representatives representing employees or workers, (iv) there is no, and since December 31, 2013 there has been no, slowdown, or work stoppage in effect or, to the knowledge of Parent, threatened with respect to any employees of Parent or any of its Subsidiaries, (v) Parent and its Subsidiaries are in compliance with all applicable Laws respecting employment and employment practices, including (A) terms and conditions of employment and wages and hours, classification of employees and independent contractors, (B) unfair labor practices and (C) occupational safety and health and (vi) to the knowledge of Parent, no employee of Parent or any of its Subsidiaries is in any respect in violation of any term of any employment agreement, nondisclosure agreement, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (x) to Parent or any of its Subsidiaries or (y) to a former employer of any such employee relating (I) to the right of any such employee to be employed by Parent or any of its Subsidiaries or (II) to the knowledge or use of trade secrets or proprietary information.

(c) Neither the Parent nor any of its Subsidiaries is or has been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or (iii) required to maintain an affirmative action plan.

(d) Neither Parent nor any of its Subsidiaries has any liabilities under WARN or any similar state or local Law, as a result of any action taken by Parent that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.17 Intellectual Property.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent: (1) all of the Intellectual Property owned by Parent and its Subsidiaries (the “Parent Intellectual Property”) is in full force and effect; (2) such Parent Intellectual Property has not been deemed by any Governmental Entity to be invalid or unenforceable; (3) such Parent Intellectual Property has not been canceled, abandoned or dedicated to the public domain; and (4) all registration, maintenance and renewal fees necessary to preserve the rights of Parent or its Subsidiaries in connection with such Parent Intellectual Property have been paid in a timely manner.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent:

(i) Parent or a Subsidiary of Parent is the sole and exclusive owner, free and clear of any Liens (which, for the avoidance of doubt, shall not be deemed to include license agreements) other than Liens pursuant to Indebtedness of Parent or its Subsidiaries, of all Parent Intellectual Property, and has a valid and enforceable license (free and clear of any Liens) or otherwise possesses legally enforceable rights to use and practice, all other Intellectual Property used in their respective businesses as currently conducted;

(ii) (A) to the knowledge of Parent, the conduct of the businesses of Parent or its Subsidiaries, as currently conducted, does not infringe upon, misappropriate or otherwise violate any Intellectual Property of any third person; and (B) neither Parent nor any of its Subsidiaries (nor any of their predecessors) has received any written notice, since December 31, 2013, from any third person, and there are no pending, unresolved or, to the knowledge of Parent, threatened in writing Claims (1) asserting the infringement, misappropriation or other violation of any Intellectual Property by Parent or any of its Subsidiaries or (2) pertaining to or challenging the validity, enforceability, priority or registrability of, or any right, title or interest of Parent or any of its Subsidiaries with respect to, any Parent Intellectual Property;

(iii) (A) to the knowledge of Parent, no person is infringing, misappropriating or otherwise violating the rights of Parent or any of its Subsidiaries with respect to any Parent Intellectual Property; and (B) neither Parent nor any of its Subsidiaries (nor any of their predecessors) has sent any written notice, since December 31, 2013, to any third person, and there are no pending, unresolved or threatened in writing Claims by Parent or any of its Subsidiaries (1) asserting the infringement, misappropriation or other violation of any Parent Intellectual Property or (2) pertaining to or challenging the validity, enforceability, priority or registrability of, or any right, title or interest of any third person’s Intellectual Property;

(iv) there are no consents, judgments, judicial or governmental orders, or settlement, co-existence or non-assertion agreements (including any settlements that include licenses) restricting the rights of Parent or its Subsidiaries with respect to any of the Parent Intellectual Property or restricting the conduct of any of the businesses of Parent or any of its Subsidiaries as presently conducted in order to accommodate a third person’s Intellectual Property; and

(v) since December 31, 2013, no prior or current employee or, officer, contractor or consultant of Parent or any of its Subsidiaries has asserted or, to the knowledge of Parent, has any ownership in any Parent Intellectual Property.

(c) Section 4.17(c) of the Parent Disclosure Letter sets forth, as of the date hereof, a true and complete list of issued patents and patent applications, trademark registrations and applications, copyright registrations and applications, and Internet domain names, in each case owned by Parent or any of its Subsidiaries.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and/or its Subsidiaries have implemented commercially reasonable measures to maintain the confidentiality of their trade secrets and other proprietary information. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, there have been no material security breaches in the information technology systems of Parent and/or its Subsidiaries or the information technology systems of third parties to the extent used by or on behalf of Parent and/or its Subsidiaries.

(e) Neither Parent nor any of its Subsidiaries has incorporated any Open Source in any Software that is both owned by Parent or any of its Subsidiaries and distributed by Parent or any of its Subsidiaries to third parties in a manner that requires the contribution or disclosure to any third party, including the Open Source community, of any portion of the source code of any such Software product in connection with the transactions contemplated by this Agreement, and Parent and its Subsidiaries are in compliance with their Open Source obligations, except any such required contribution, required disclosure or non-compliance as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.18 Required Vote of Parent Stockholders. Assuming the accuracy of the representation contained in Section 3.14(a), the affirmative vote of the holders of a majority of the voting power of the Parent Common Stock cast at the Parent Stockholders Meeting, as required by the rules of the NASDAQ, is the only vote of holders of any class of securities of Parent that is required to approve the Stock Issuance, and the affirmative vote of the holders of a majority of the voting power of the outstanding Parent Common Stock at the Parent Stockholder Meeting, as required by Section 242 of the DGCL, is the only vote of holders of any class of securities of Parent that is required to approve the Parent Charter Amendment (such approvals of the Stock Issuance and the Parent Charter Amendment, collectively, the “Parent Stockholder Approval”), and no other vote of holders of securities of Parent is required to approve the Combination and the other transactions contemplated by this Agreement.

Section 4.19 Opinions of Financial Advisors. The Parent Board has received the opinion of Barclays Capital, Inc. (the “Parent Financial Advisor”), substantially to the effect that, as of the date of such opinion and based upon the assumptions and other matters set forth therein, the Exchange Ratio to be paid by Parent is fair to Parent, from a financial point of view. After the execution of this Agreement, Parent shall deliver to the Company (on a non-reliance basis for informational purposes only) a complete and accurate copy of such opinion, which, subject to compliance with the Parent Financial Advisor’s engagement letter with Parent, shall be included in the Proxy Statement.

Section 4.20 Parent Material Contracts.

(a) Except for this Agreement, the Parent Benefit Plans or as set forth in the Parent SEC Documents or in Section 4.20 of the Parent Disclosure Letter or agreements entered into after the date hereof in compliance with Section 5.1(b), neither Parent nor any of its Subsidiaries is a party to or bound by any contract constituting a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or (i) other material Contract with Parent’s top five (5) suppliers or customers; (ii) any Contract creating or relating to any material partnership, joint venture, strategic alliance or joint development agreement or relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than Subsidiaries of Parent, in each case material to Parent and its Subsidiaries, taken as a whole; (iii) any contract, agreement, understanding or undertaking containing covenants binding upon Parent or any of its Subsidiaries that materially restrict the ability of Parent or any of its Subsidiaries (or that, following the consummation of the Combination could materially restrict the ability of the Surviving Company or its affiliates) to compete in any business that is material to Parent and its affiliates, taken as a whole, as of the date of this Agreement, or that restricts the ability of Parent or any of its Subsidiaries (or that, following the consummation of the Combination, would restrict the ability of the Surviving Company or its affiliates) to compete with any person or in any geographic area; (iv) any contract, agreement, understanding or undertaking (A) pursuant to which Parent or any of its Subsidiaries is granting any material license to Parent Intellectual Property, (B) pursuant to which Parent or any of its Subsidiaries is being granted any material license to Intellectual Property, or (C) that materially limits, curtails or restrains the ability of Parent or any of its Subsidiaries to exploit any material Parent Intellectual Property; (v) any agreement, contract, understanding or undertaking containing any “standstill” provisions or provisions of similar effect to which Parent or any of its Subsidiaries is a party or of which Parent or any of its Subsidiaries is a beneficiary; (vi) any stockholder or shareholder, investor rights or registration rights agreement or similar agreement, contract, understanding or undertaking between Parent or any of its Subsidiaries and any holder of Parent Common Stock or other equity securities of Parent, including any agreement granting any person investor, registration, director designation or similar rights; (vii) each agreement, contract, understanding or undertaking relating to the disposition or acquisition by Parent or any of its Subsidiaries of any business or any material amount of assets, or any investment by Parent or any of its Subsidiaries in any other person, with obligations remaining to be performed or material liabilities or obligations for damages or losses continuing after the date of this Agreement; (viii) any contracts, agreements, understandings or undertakings that contain restrictions with respect to (A) the payment of dividends or any other distributions in respect of the equity of Parent or any of its Subsidiaries, (B) the incurrence or guaranteeing of Indebtedness or (C) the creation of Liens that secure Indebtedness; (ix) any loan or credit agreement, contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, capital and financing method leases or other similar agreement pursuant to which any material Indebtedness of Parent or any of its Subsidiaries is outstanding or may be incurred, other than any such agreement solely between or among Parent and its wholly-owned Subsidiaries; (x) any material hedge, collar, option, forward purchasing, swap, derivative or similar agreement, contract, understanding or undertaking, (xi) any Contract with a vendor or supplier of Parent or any Subsidiary of Parent pursuant to which payments of eleven million dollars ($11,000,000) or more were made during fiscal year 2015; and (xii) any Contract that resulted, for fiscal year 2015, or would reasonably be expected to result, for fiscal year 2016, in payments by or to Parent or its Subsidiaries exceeding eleven million dollars ($11,000,000) (all contracts of the type described in this Section 4.20 being referred to herein as “Parent Material Contracts”). Parent has made available to the Company true and complete copies of all Parent Material Contracts.

(b) Neither Parent nor any Subsidiary of Parent is in breach of or default under the terms of any Parent Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. To the knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Each Parent Material Contract is a valid, binding and enforceable obligation of Parent or the Subsidiary of Parent that is party thereto and, to the knowledge of Parent, of each other party thereto, and is in full force and effect, except (i) that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally, (ii) that equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought, and (iii) as has not had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(c) Since December 31, 2013, neither Parent, any Subsidiary of Parent, nor to the knowledge of Parent, any officer or director of Parent or any Subsidiary of Parent, has been suspended, debarred, proposed for debarment or excluded from any Parent Government Contract or government program, or determined to be nonresponsible with respect to any Parent Governmental Contract or government program, and, to the knowledge of Parent, there is no threat, proposal or valid basis for such suspension, debarment, proposal for debarment or exclusion of any of Parent, any Subsidiary of Parent, or any officer or director of Parent or any Subsidiary of Parent. For purposes of this Section 4.20(c), “Parent Government Contract” means a Parent Material Contract between Parent or any Subsidiary of Parent, on the one hand, and any Governmental Entity or prime contractor or subcontractor to a Governmental Entity, on the other hand.

Section 4.21 Communications Regulatory Matters.

(a) Parent and each of its Subsidiaries hold all approvals, authorizations, certificates and licenses issued by the FCC or State Regulators and all other material regulatory permits, approvals, licenses and other authorizations, including franchises, ordinances and other agreements granting access to public rights of way, issued or granted to Parent or any of its Subsidiaries by a Governmental Entity that are required for Parent and each of its Subsidiaries to conduct its business, as presently conducted (collectively, the “Parent Licenses”), except such Parent Licenses the failure of which to so hold has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Each Parent License is valid and in full force and effect and has not been suspended, revoked, canceled or adversely modified, except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. No Parent License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements are set forth on the face of the applicable authorization or have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, or (ii) any pending proceeding by or before the FCC or State Regulators to suspend, revoke or cancel, or any judicial review of a decision by the FCC or State Regulators with respect thereto, unless such pending proceeding or judicial review has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. To the knowledge of Parent, there is no event, condition or circumstance attributable specifically to Parent that would preclude any Parent License from being renewed in the ordinary course (to the extent that such Parent License is renewable by its terms), except where the failure to be renewed has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(c) Parent, with respect to any Parent License and any Unlicensed Activity, and each licensee of each Parent License and each Unlicensed Subsidiary is, and since December 31, 2013 has been, in compliance with each Parent License and has fulfilled and performed all of its obligations with respect thereto and with respect to any Unlicensed Activity required by the Communications Act or the FCC Rules or similar rules, regulations, written policies and orders of State Regulators, and the payment of all regulatory fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure to be in compliance, fulfill or perform its obligations or pay such fees or contributions has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent and each licensee of each Parent License and Unlicensed Subsidiary is in good standing with the FCC and all other Governmental Entities, and neither Parent nor any such licensee or Unlicensed Subsidiary is, to the knowledge of Parent, the respondent with respect to any Enforcement Proceeding, except where any such Enforcement Proceedings have not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent or a Subsidiary of Parent owns one hundred percent (100%) of the equity and controls one hundred percent (100%) of the voting power and decision making authority of each licensee of the Parent Licenses and each Unlicensed Subsidiary.

(d) Neither Parent nor any of its Subsidiaries is subject to any material cease-and-desist order or enforcement action issued by, or is a party to any consent agreement or memorandum of understanding with or has been ordered to pay any material civil money penalty by, the FCC, USAC or any other Governmental Entity (other than a taxing authority, which is covered by Section 4.15), other than those of general application that apply to similarly situated providers of the same services or their Subsidiaries (each item in this sentence, whether or not set forth in the Parent Disclosure Letter, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised in writing since December 31, 2013 by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

Section 4.22 Affiliate Transactions. Since December 31, 2013, all transactions, agreements, arrangements or understandings between Parent and Parent’s affiliates or other persons (“Parent Affiliate Transactions”) that are required to be disclosed in the Parent SEC Documents in accordance with Item 404 of Regulation S-K of the SEC have been so disclosed.

Section 4.23 Takeover Provisions. Assuming the accuracy of the representations contained in Section 3.14, the Parent Board has adopted such resolutions as are necessary to render inapplicable to this Agreement, the Combination and the other transactions contemplated hereby the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. Assuming the accuracy of the representation contained in Section 3.14(a), to the knowledge of Parent, no other state “fair price,” “moratorium,” “control share acquisition” or similar state antitakeover statute or regulation is applicable to the Combination or any of the other transactions contemplated hereby.

Section 4.24 Insurance. Each of Parent and its Subsidiaries maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. All such policies are in full force and effect and were in full force and effect during the periods of time each such insurance policy is purported to be in effect and all premiums due with respect to such policies have either been paid or adequate provision for the payment thereof by the Company or one of its Subsidiaries has been made, except for such failures to be in full force and effect or to pay such premiums as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries is, with or without notice or lapse of time, or both, in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policies, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. There is no material claim by Parent or any of its Subsidiaries pending under any such policies that (a) has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or (b) if not paid would cause a Material Adverse Effect on Parent. Parent has made available to the Company a summary of all material insurance policies maintained by Parent or any of its Subsidiaries.

Section 4.25 Finders or Brokers. Except for the Parent Financial Advisors, neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder or other person in connection with the transactions contemplated by this Agreement who is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with or upon consummation of the Combination or the other transactions contemplated hereby.

Section 4.26 Swap Agreements. Neither Parent nor any of its Subsidiaries is party to any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

Section 4.27 Financing. Parent has, as of the date hereof, and shall continue to maintain through the Closing Date, available funds necessary to consummate the Combination and the transactions contemplated by this Agreement (including pursuant to Section 5.17(e) and Section 5.18 and, for avoidance of doubt, repayment of the Existing Notes, if necessary, in accordance with their terms), taking into account (i) unrestricted cash, (ii) availability under Parent’s Sixth Amended and Restated Credit Agreement, dated as of April 24, 2015 (as amended, restated, supplemented or otherwise modified from time to time, the “Parent Credit Agreement”), among the Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent thereunder, (iii) the proceeds of any subsequent borrowings or of any other financing permitted by this Agreement and incurred for the primary purpose of consummating the Combination and the other transactions contemplated by this Agreement, and (iv) any commitment letter issued by a Financing Source for the primary purpose of providing funds to finance the Combination and the other transactions contemplated by this Agreement in form and substance reasonably acceptable to the Company. The obligations of Parent, Merger Sub 1 and Merger Sub 2 hereunder are not subject to any condition regarding Parent’s, Merger Sub 1’s, Merger Sub 2’s or any other Person’s ability to obtain financing for the Combination and the other transactions contemplated by this Agreement.

Section 4.28 Real Property; Networks.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (a) either Parent or its Subsidiaries owns, and has good and valid title to, all of its owned real property and has valid leasehold interests in all of its leased properties, free and clear of all Liens, (b) all leases with respect to real property to which Parent or any of its Subsidiaries is a party, including all collocation agreements, are valid and in full force and effect against Parent or such Subsidiary and, to the knowledge of Parent, the counterparties thereto, in accordance with their respective terms, (c) there is not, under any of such leases, any existing default by Parent or any of its Subsidiaries which, with notice or lapse of time or both, would become a default by Parent or any of its Subsidiaries and (d) the properties owned or leased by Parent or its Subsidiaries are in all respects, adequate and sufficient, and in satisfactory condition, to support the operations of Parent and its Subsidiaries as presently conducted.

(b) Parent has delivered or otherwise made available for inspection to the Company the following information related to the network of Parent and its Subsidiaries: (i) a list of all switch locations of Parent and its Subsidiaries and (ii) maps that depict generally the fiber routes operated by Parent and its Subsidiaries (collectively, the “Parent Network Facilities”). The Parent Network Facilities are in all material respects in good operating condition and repair, ordinary wear and tear excepted. With respect to each Parent Network Facility, except as set forth on Section 4.28(b) of the Parent Disclosure Letter, to the knowledge of Parent, any notices or other actions required to be taken to renew the term of such Parent Network Facility for any upcoming renewal term have been taken or given in the manner and within the time provided in such Parent Network Facility agreement or contract (or the time period provided for giving of such notice or to undertake such action has not expired) to effectively renew the term of such Parent Network Facility agreement or contract for the upcoming term thereof to the extent that such Parent Network Facility agreement or contract is renewable by its terms and Parent or its applicable Subsidiary intends to renew such Parent Network Facility agreement or contract. To the knowledge of Parent, no event has occurred, or circumstance exists, that, but for the passage of time or giving of notice, would preclude any Parent Network Facility agreement or contract from being renewed in accordance with the terms thereof to the extent Parent or its applicable Subsidiary intends to renew such Parent Network Facility agreement or contract. Each of the Parent Network Facilities is free and clear of all Liens and other rights in favor of other persons, subject, however, to the terms of the agreements or contracts pursuant to which such Parent Network Facilities were acquired.

(c) Section 4.28(c) of the Parent Disclosure Letter lists, as of the date hereof, Interconnection Agreements entered into pursuant to Sections 251 and 252 of the Telecommunications Act, between Parent or its Subsidiaries and the ILECs. All Interconnection Agreements include the general terms, conditions and pricing for any UNEs, collocation or other network facilities or services provided under Sections 251 and 252 of the Telecommunications Act to Parent and its Subsidiaries by the ILECs. An Interconnection Agreement has been obtained and is effective for each ILEC territory in which Parent and its Subsidiaries operate. Parent and its Subsidiaries pay for network facilities and services provisioned under the Interconnection Agreements at rates no higher than those rates approved in the most recent TELRIC cost order from each respective State PSC in states in which Parent or any of its Subsidiaries has Interconnection Agreements.

Section 4.29 Foreign Corrupt Practices Act. Since December 31, 2013, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (a) Parent and its Affiliates, and, to Parent’s knowledge, its directors, officers, employees, agents and other representative acting on its behalf have not violated the FCPA and any other applicable foreign or domestic anti-corruption or anti-bribery laws; (b) Parent and its Affiliates have developed and implemented an anti-corruption and anti-bribery compliance program which includes corporate policies and procedures reasonably designed to ensure compliance with the FCPA and any other applicable anti-corruption and anti-bribery laws; and (c) neither Parent nor any of its Affiliates, nor, to Parent’s knowledge, its directors, officers, employees, agents or other representatives acting on its behalf have, directly or indirectly, (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, that was illegal under any applicable Law, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

Section 4.30 NO ADDITIONAL WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE IV, PARENT AND ITS SUBSIDIARIES HAVE NOT MADE AND DO NOT HEREBY MAKE ANY EXPRESS OR IMPLIED REPRESENTATIONS AND WARRANTIES, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE BUSINESS, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OF PARENT AND ITS SUBSIDIARIES OR THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE FACILITIES OR THE OTHER ASSETS OF PARENT AND ITS SUBSIDIARIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE IV, ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE FACILITIES OR THE OTHER ASSETS OF PARENT AND ITS SUBSIDIARIES, ARE HEREBY DISCLAIMED BY PARENT AND ITS SUBSIDIARIES. It is understood that any cost estimate, projection or other prediction, any data, any financial information or presentations provided by Parent or any of its representatives are not and shall not be deemed to be or to include representations or warranties of Parent or its Subsidiaries. No person has been authorized by Parent to make any representation or warranty relating to Parent, its Subsidiaries, or the business of Parent or its Subsidiaries or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon as having been authorized by Parent and shall not be deemed to have been made by Parent.

Section 4.31 No Reliance on Extra-Contractual Representations. Each of Parent, Merger Sub 1 and Merger Sub 2 acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, operations, assets, liabilities and properties of the Company. In making its determination to proceed with the Combination and the other transactions contemplated by this Agreement, each of Parent, Merger Sub 1 and Merger Sub 2 has relied on (i) the results of its own independent investigation and (ii) the representations and warranties of the Company expressly and specifically set forth in this Agreement and the schedules hereto. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company to Parent, Merger Sub 1 and Merger Sub 2 in connection with the Combination and the other transactions contemplated by this Agreement, and each of Parent, Merger Sub 1 and Merger Sub 2 understands, acknowledges, and agrees that: (i) all other representations and warranties of any kind or nature, express or implied (including, but not limited to, any relating to the future or historical financial conditions, results of operations, assets or liabilities or prospects of the Company and its Subsidiaries) are specifically disclaimed by Parent, Merger Sub 1 and Merger Sub 2; and (ii) no person has been authorized by the Company to make any representations or warranties relating to the Company, its Subsidiaries or the business of the Company or its Subsidiaries or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon by Parent, Merger Sub 1 and Merger Sub 2 as having been authorized by the Company and shall not be deemed to have been made by the Company.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company and Parent. From and after the date hereof and prior to the earlier of the Effective Time and the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except, in each case with respect to any of the provisions set forth in this Section 5.1, (i) as may be required by Law, (ii) as may be agreed in writing by Parent and the Company after seeking consent from the other party (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as may be expressly contemplated or required by this Agreement, or (iv) as set forth in Section 5.1(a) of the Company Disclosure Letter or Section 5.1(b) of the Parent Disclosure Letter, as applicable:

(a) The Company covenants and agrees with Parent that the business of the Company and its Subsidiaries shall be conducted, in all material respects, in the ordinary course of business, consistent with past practice; and the Company for itself and on behalf of its Subsidiaries agrees with Parent to use commercially reasonable efforts to preserve intact their business organizations, business and governmental relationships and goodwill, and to keep available the services of their present officers and employees, except in each case to the extent reasonably necessary to achieve the targets set forth in the financial plan of the Company and its Subsidiaries for fiscal years 2016 and 2017 set forth in Section 5.1(a) of the Company Disclosure Letter; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 5.1(a) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. The Company covenants and agrees with Parent that it will use commercially reasonable efforts to take, and cause its Subsidiaries to take, the actions set forth on Section 5.1(a) of the Company

Disclosure Letter prior to the Closing Date. The Company agrees with Parent, on behalf of itself and its Subsidiaries, that between the date hereof and the Effective Time, the Company shall not, and shall not permit any Subsidiary of the Company to, do any of the following:

(i) (A) change the Company’s current dividend policy of $0.05 per share in cash per quarter, or declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than:

(1) regular quarterly cash dividends payable by the Company in respect of shares of Company Common Stock of $0.05 per share of Company Common Stock, with usual declaration, record and payment dates, subject to Section 5.16; and

(2) dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent entity;

(B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.1(a)(ii); or

(C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any of its Subsidiaries or any securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any of its Subsidiaries, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests except in connection with required tax withholdings in connection with the vesting or exercise of any Company Restricted Stock Units or Company Stock Options;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of capital stock of the Company or any Subsidiary of the Company (other than the issuance of Company Common Stock upon the exercise of Company Stock Options or settlement of Company Restricted Stock Units, in each case outstanding on the date of this Agreement and in accordance with their terms), (B) any other equity interests or voting securities of the Company or any Subsidiary of the Company, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Subsidiary of the Company, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Subsidiary of the Company or (E) any rights issued by the Company or any Subsidiary of the Company that are linked in any way to the price of the Company Common Stock or any other shares of capital stock of the Company or its Subsidiaries, the value of the Company, any Subsidiary of the Company or any part of the Company or any Subsidiary of the Company or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Subsidiary of the Company;

(iii) (A) amend the certificate of incorporation or bylaws of the Company or (B) amend the certificate of incorporation or bylaws or organizational documents of any Subsidiary of the Company, except, in the case of each of the foregoing clauses (A) and (B), as may be required by Law or the rules and regulations of the SEC or NASDAQ;

(iv) (A) grant to any current or former director or employee or other individual service provider of the Company or any Subsidiary of the Company any increase in compensation or benefits, except to the extent required under any Company Benefit Plan as in effect as of the date of this Agreement (or as amended consistent with clause (E) below) or in the ordinary course of business and consistent with past practice for purposes of annual salary and wage increases for 2017, and in connection with promotions not to exceed 10% of any individual’s salary or wages as of the date hereof, (B) award short- or long-term non-equity incentive compensation to any employee or other service provider of the Company or any Subsidiary of the Company (provided that the Company may pay out bonuses for any completed fiscal year to its employees or service providers based on the achievement of performance targets in accordance with the applicable incentive plan in effect on the date hereof and may establish and adopt an annual non-equity incentive compensation program for 2017 in consultation with Parent, which program shall be consistent with past practices), (C) engage in promotions of employees at the level of vice president or above, or otherwise engage in promotions of employees or the hiring of employees other than in the ordinary course of business consistent with practice, (D) except as set forth in Section 5.1(a)(iv)(D) of the Company Disclosure Letter, grant to any person any severance, retention, change in control or termination compensation or benefits or any increase therein, except to the extent required under any Company Benefit Plans in effect as of the date of this Agreement (or as amended consistent with clause (E) below), which exception, for the avoidance of doubt, includes participation in such Company Benefit Plans by employees hired or promoted in accordance with clause (C) in the ordinary course of business, consistent with past practice; provided, that there shall be no new participants in the Company’s Change in Control Accelerated Vesting and Severance Plan after the date hereof, (E) enter into, adopt or terminate any Company Benefit Plan (or any plan, program, agreement, or arrangement that would constitute a Company Benefit Plan if in effect on the date hereof) or amend in any material respect any Company Benefit Plan, except as required by applicable Law, (F) accelerate the vesting of, or lapse of restrictions on, any compensation for the benefit of any director, employee or other service provider, except to the extent required under any Company Benefit Plans in effect as of the date of this Agreement

(or as amended consistent with clause (E) above), or (G) cause the funding of any rabbi trust or similar arrangement or take any action to fund the payment of compensation or benefits under any Company Benefit Plan in effect as of the date of this Agreement (or as amended consistent with clause (E) above);

(v) enter into or make any loans to any of its officers, directors, employees, affiliates, agents or consultants (other than business expense advances in the ordinary course of business, consistent with past practice) or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons, except as required by the terms of any Company Benefit Plan maintained by Company as of the date of this Agreement;

(vi) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (after the date of this Agreement);

(vii) directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof;

(viii) other than purchases and sales of (x) inventory, supplies and real property in the ordinary course of business, consistent with past practice, and (y) dark fiber consistent with past practice, (A) acquire or agree to acquire any tangible properties or assets, (B) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise dispose of, other than dispositions to the Company and any Subsidiary of the Company, any tangible property or assets or any interests therein, or (C) encumber or subject to any Lien any tangible properties or assets or any interests therein that, individually or in the aggregate, have a fair market value in excess of two million dollars ($2,000,000);

(ix) make or change any material Tax election, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund or change its fiscal year;

(x) except in the ordinary course of business, consistent with past practice, grant or acquire, agree to grant to or acquire from any person, or dispose of, permit to lapse, abandon, encumber, convey title (in whole or in part), exclusively license or grant any rights or other licenses to any material Company Intellectual Property, or enter into licenses or agreements that impose material restrictions upon the Company or any of its affiliates with respect to Intellectual Property owned by any third party;

(xi) disclose to any person, other than in the ordinary course of business, consistent with past practice, or to Representatives of Parent, any material trade secrets;

(xii) incur any (A) obligations for borrowed money or with respect to deposits or advances of any kind, (B) obligations evidenced by bonds, debentures, notes or similar instruments, (C) capitalized lease obligations, (D) guarantees and other arrangements having the economic effect of a guarantee of any indebtedness of any other person or (E) obligations or undertakings to maintain or cause to be maintained the financial position or covenants of others to purchase the obligations or property of others (the items referenced in the foregoing clauses (A) through (E) being collectively hereinafter referred to as “Indebtedness”), except for (1) Indebtedness incurred consistent with past practice not to exceed in the aggregate thirty-five million dollars ($35,000,000), less any Indebtedness from time to time incurred after the date hereof pursuant to clause (4) below; provided that (x) the Combination and other transactions contemplated hereby shall not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or any loss of a material benefit under, or result in the creation of any Lien, under such Indebtedness and (y) such Indebtedness shall be prepayable by the Company or its Subsidiaries, as applicable, at any time without premium or penalty and on same day notice, (2) Indebtedness in replacement of existing Indebtedness; provided that (x) the Combination and other transactions contemplated hereby shall not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or any loss of a material benefit under, or result in the creation of any Lien, under such replacement Indebtedness, (y) such replacement Indebtedness shall be on substantially similar terms or terms that are more favorable to the Company, and shall be for the same or lesser principal amount, as the Indebtedness being replaced and (z) such replacement Indebtedness shall be prepayable by the Company or its Subsidiaries, as applicable, at any time without premium or penalty and on same day notice, (3) guarantees by the Company of Indebtedness of any wholly-owned Subsidiary of the Company or (4) the ongoing drawing down and repayment of the Company’s revolving credit facility (as existing on the date hereof) consistent with past practice not to exceed thirty-five million dollars ($35,000,000) in the aggregate at any time;

(xiii) (A) make, or agree or commit to make, aggregate capital expenditures in excess of the aggregate capital expenditures set forth in the capital plans for 2016 and 2017 set forth in Section 5.1(a)(xiii) of the Company Disclosure Letter (the “Capital Plan”) or (B) fail to make substantially all of the planned capital expenditures set forth in the Capital Plan (or any category of planned expenditures set forth therein) during any quarterly period;

(xiv) enter into or amend any Contract or take any other action if such Contract, amendment of a Contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Combination or any of the other transactions contemplated by this Agreement or adversely affect in any material respect the expected benefits (taken as a whole) of the Combination to Parent;

(xv) enter into or amend any material Contract (including any Company Material Contract or any Contract that would have been a Company Material Contract if in effect on the date of this Agreement) to the extent consummation of the Combination or compliance by the Company or any Subsidiary of the Company with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or assets of the Company or any Subsidiary of the Company under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlement of any third party under, any provision of such contract or amendment;

(xvi) enter into, modify, amend or terminate any collective bargaining agreement or other labor union contract applicable to the employees of the Company or any of the Subsidiaries of the Company, other than entry into, or modifications, amendments or terminations of, such contracts in the ordinary course of business, consistent with past practice or as required by Law;

(xvii) assign, transfer, lease, cancel, fail to renew or fail to extend any material Company License issued by the FCC or any State Regulator or discontinue any operations that require prior regulatory approval for discontinuance;

(xviii) voluntarily contribute or commit cash or funds to any pension plan or any administrator thereof, or to any entity for purposes of funding shortfalls in any pension plan, other than as required by Law or as set forth in Section 5.1(a)(xviii) of the Company Disclosure Letter;

(xix) enter into any line of business in any geographic area other than the current lines of business of the Company and its Subsidiaries and products and services reasonably ancillary thereto, including any current line of business and products and services reasonably ancillary thereto in any geographic area for which the Company or any of its Subsidiaries currently holds a Company License authorizing the conduct of such business, product or service in such geographic area;

(xx) except as permitted by Section 5.5, take any actions or omit to take any actions that would or would be reasonably likely to (A) result in any of the conditions set forth in Article VI not being satisfied, (B) result in new or additional required approvals from any Governmental Entity in connection with the Combination and the other transactions contemplated by this Agreement that would reasonably be expected to materially delay the consummation of the Combination or (C) materially impair the ability of Parent, the Company, Merger Sub 1 or Merger Sub 2 to consummate the Combination and the other transactions contemplated by this Agreement in accordance with the terms of this Agreement or materially delay such consummation;

(xxi) settle, compromise, dismiss, discharge or otherwise dispose of any litigation, investigation, arbitration or proceeding other than those that (A) do not involve the payment by the Company or any of the Subsidiaries of the Company of monetary damages in excess of one million dollars ($1,000,000), individually, or five million dollars ($5,000,000), in the aggregate, plus applicable reserves and any applicable insurance coverage and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of the Company or the Subsidiaries of the Company, and (B) provide for a complete release of the Company and the Subsidiaries of the Company from all claims and do not provide for any admission of liability by the Company or any of the Subsidiaries of the Company; provided, however, that notwithstanding anything in clauses (A) or (B) to the contrary, the written consent of Parent (not to be unreasonably withheld, conditioned or delayed) shall be required in order for the Company to settle, compromise, dismiss, discharge or otherwise dispose of any litigation, investigation, arbitration or proceeding arising from, based upon or challenging the validity of this Agreement or the consummation of the transactions contemplated hereby or seeking to prevent the consummation of the transactions contemplated hereby;

(xxii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries or alter through merger, liquidation, reorganization or restructuring the corporate structure of any of its Subsidiaries (other than the Combination);

(xxiii) amend, alter or modify the terms of any currently outstanding rights, warrants or options to acquire or purchase any capital stock of, or ownership interest in, the Company, or any securities convertible into or exchangeable for such capital stock or ownership interest;

(xxiv) enter into or amend in any material respect, or agree to enter into or amend in any material respect, any Contract with respect to, any mergers, consolidations, joint ventures or business combinations, or acquisitions of all or any substantial portion of the assets or securities of another business;

(xxv) take any action to exempt any person (other than Parent or its Subsidiaries) or any action taken by such person from any state takeover statute (including Section 203 of the DGCL) or similarly restrictive provisions of the Company Organizational Documents, in each case other than in connection with the termination of this Agreement and entry into a transaction that constitutes a Superior Company Proposal in accordance with Section 7.1(g); or

(xxvi) authorize any of, or commit, resolve or agree to take any of, or participate in any negotiations or discussions with any other person regarding any of, the foregoing actions.

(b) Parent covenants and agrees with the Company that the business of Parent and its Subsidiaries shall be conducted, in all material respects, in the ordinary course of business, consistent with past practice; and Parent for itself and on behalf of its Subsidiaries agrees with the Company to use commercially reasonable efforts to preserve intact their business organizations, business and governmental relationships and goodwill, and to keep available the services of their present officers and employees; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Parent agrees with the Company, on behalf of itself and its Subsidiaries, that between the date hereof and the Effective Time, Parent shall not, and shall not permit any Subsidiary of Parent to, do any of the following:

(i) (A) change Parent’s current dividend policy of $0.15 per share in cash per quarter, or declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than:

(1) regular quarterly cash dividends payable by Parent in respect of shares of Parent Common Stock of $0.15 per share of Parent Common Stock, with usual declaration, record and payment dates, subject to Section 5.16; and

(2) dividends and distributions by a direct or indirect wholly-owned Subsidiary of Parent to its parent entity.

(B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.1(b)(ii); or

(C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, Parent or any of its Subsidiaries or any securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, Parent or any of its Subsidiaries, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests except in connection with required tax withholdings in connection with the vesting or exercise of any Parent Restricted Stock Units, Parent PSUs, Parent Restricted Shares or Parent Stock Options;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of capital stock of Parent or its Subsidiaries (other than the issuance of Parent Common Stock (1) to employees and their beneficiaries under Parent’s retirement plans in accordance with the terms thereof, or (2) upon the exercise or settlement of Parent Stock Options, Parent Restricted Stock Units, Parent PSUs or Parent Restricted Shares, in each case outstanding on the date of this Agreement and in accordance with their terms), (B) any other equity interests or voting securities of Parent or its Subsidiaries, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, Parent or any of its Subsidiaries, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, Parent or its Subsidiaries or (E) any rights issued by Parent or its Subsidiaries that are linked in any way to the price of the Parent Common Stock or any other shares of capital stock of Parent or its Subsidiaries, the value of Parent, any Subsidiary of Parent or any part of Parent or its Subsidiaries or any dividends or other distributions declared or paid on any shares of capital stock of Parent or its Subsidiaries, except, in each of the foregoing clauses (A) through (E), for the issuance of Parent Stock Options, Parent Restricted Stock Units, Parent PSUs or Parent Restricted Shares or other awards pursuant to the Parent Equity Plans in the ordinary course of business, consistent with past practice;

(iii) (A) amend the certificate of incorporation or bylaws of Parent or (B) amend the certificate of incorporation or bylaws or organizational documents of any Subsidiary of Parent, except, in the case of each of the foregoing clauses (A) and (B), as may be required by this Agreement, Law or the rules and regulations of the SEC or NASDAQ;

(iv) (A) grant to any current or former director or employee or other individual service provider of Parent or any Subsidiary of Parent any increase in compensation or benefits, except to the extent required under any Parent Benefit Plan as in effect as of the date of this Agreement (or as amended consistent with clause (D) below) or in the ordinary course of business and consistent with past practice, (B) award short- or long-term non-equity incentive compensation to any employee or other service provider of Parent or any Subsidiary of Parent (provided that Parent may pay out bonuses for any completed fiscal year to its employees or service providers based on the achievement of performance targets in accordance with the applicable incentive plans in effect on the date hereof and may award short- or long-term non-equity incentive compensation for 2017 pursuant to applicable incentive programs in the ordinary course of business, consistent with past practice), (C) grant to any person any severance, retention, change in control or termination compensation or benefits or any increase therein, except to the extent required under any Parent Benefit Plans in effect as of the date of this Agreement (or as amended consistent with clause (D) below) or in accordance with past practice, (D) enter into, adopt or terminate any Parent Benefit Plan (or any plan, program, agreement, or arrangement that would constitute a Parent Benefit Plan if in effect on the date hereof) or amend in any material respect any Parent Benefit Plan except as required by applicable Law, (E) accelerate the vesting of, or lapse of restrictions on, any compensation for the benefit of any director, employee or other service provider, except to the extent required under any Parent

Benefit Plans in effect as of the date of this Agreement (or as amended consistent with clause (D) above), or (F) cause the funding of any rabbi trust or similar arrangement or take any action to fund the payment of compensation or benefits under any Parent Benefit Plan in effect as of the date of this Agreement (or as amended consistent with clause (D) above);

(v) enter into or make any loans to any of its officers, directors, employees, affiliates, agents or consultants (other than business expense advances in the ordinary course of business, consistent with past practice) or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons, except as required by the terms of any Parent Benefit Plan maintained by Parent as of the date of this Agreement;

(vi) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (after the date of this Agreement);

(vii) directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof;

(viii) other than purchases and sales of (x) inventory, supplies and real property in the ordinary course of business, consistent with past practice, and (y) dark fiber consistent with past practice, (A) acquire or agree to acquire any tangible properties or assets, (B) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise dispose of, other than dispositions to Parent and any of its Subsidiaries, any tangible property or assets or any interests therein, or (C) encumber or subject to any Lien any tangible properties or assets or any interests therein that, individually or in the aggregate, have a fair market value in excess of $15,000,000;

(ix) make or change any material Tax election, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund or change its fiscal year;

(x) except in the ordinary course of business, consistent with past practice, grant or acquire, agree to grant to or acquire from any person, or dispose of, permit to lapse, abandon, encumber, convey title (in whole or in part), exclusively license or grant any rights or other licenses to any material Parent Intellectual Property, or enter into licenses or agreements that impose material restrictions upon Parent or any of its affiliates with respect to Intellectual Property owned by any third party;

(xi) disclose to any person, other than in the ordinary course of business, consistent with past practice, or to Representatives of the Company, any material trade secrets;

(xii) incur any Indebtedness, except for (1) Indebtedness incurred under the Parent Credit Agreement; provided that Parent will not increase the aggregate amount of commitments under the Parent Credit Agreement as of the date hereof other than in connection with the incurrence of Indebtedness pursuant to clauses (2) and (3) below, (2) Indebtedness in replacement of existing Indebtedness, (3) Indebtedness incurred for the purpose of consummating the transactions contemplated hereby; provided that the Combination and other transactions contemplated hereby shall not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or any loss of a material benefit under, or result in the creation of any Lien, under such replacement Indebtedness or (4) guarantees by Parent of Indebtedness of any wholly-owned Subsidiary of Parent;

(xiii) (A) make, or agree or commit to make, aggregate capital expenditures in excess of the aggregate capital expenditures set forth in the capital plans for 2016 and 2017 set forth in Section 5.1(a)(xiii) of the Parent Disclosure Letter (the “Parent Capital Plan”) or (B) fail to make substantially all of the planned capital expenditures set forth in the Parent Capital Plan (or any category of planned expenditures set forth therein) during any quarterly period;

(xiv) enter into or amend any Contract or take any other action if such Contract, amendment of a Contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Combination or any of the other transactions contemplated by this Agreement or adversely affect in any material respect the expected benefits (taken as a whole) of the Combination to the holders of Company Common Stock;

(xv) enter into or amend any material Contract (including any Parent Material Contract or any Contract that would have been a Parent Material Contract if in effect on the date of this Agreement) to the extent consummation of the Combination or compliance by Parent or any of its Subsidiaries with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or assets of Parent or any of its Subsidiaries under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlement of any third party under, any provision of such contract or amendment;

(xvi) enter into, modify, amend or terminate any collective bargaining agreement or other labor union contract applicable to the employees of the Parent or any of its Subsidiaries, other than entry into, or modifications, amendments or terminations of, such contracts in the ordinary course of business, consistent with past practice or as required by Law;

(xvii) assign, transfer, lease, cancel, fail to renew or fail to extend any material Parent License issued by the FCC or any State Regulator or discontinue any operations that require prior regulatory approval for discontinuance;

(xviii) voluntarily contribute or commit cash or funds to any pension plan or any administrator thereof, or to any entity for purposes of funding shortfalls in any pension plan, other than as required by Law or as set forth in Section 5.1(a)(xviii) of the Parent Disclosure Letter;

(xix) enter into any line of business in any geographic area other than the current lines of business of Parent and its Subsidiaries and products and services reasonably ancillary thereto, including any current line of business and products and services reasonably ancillary thereto in any geographic area for which Parent or any of its Subsidiaries currently holds a Parent License authorizing the conduct of such business, product or service in such geographic area;

(xx) except as permitted by Section 5.4, take any actions or omit to take any actions that would or would be reasonably likely to (A) result in any of the conditions set forth in Article VI not being satisfied, (B) result in new or additional required approvals from any Governmental Entity in connection with the Combination and the other transactions contemplated by this Agreement that would reasonably be expected to materially delay the consummation of the Combination or (C) materially impair the ability of Parent, the Company, Merger Sub 1 or Merger Sub 2 to consummate the Combination and the other transactions contemplated by this Agreement in accordance with the terms of this Agreement or materially delay such consummation;

(xxi) settle, compromise, dismiss, discharge or otherwise dispose of any litigation, investigation, arbitration or proceeding other than those that (A) do not involve the payment by Parent or any of its Subsidiaries of monetary damages in excess of $1,000,000, individually, or $5,000,000, in the aggregate, plus applicable reserves and any applicable insurance coverage and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of Parent or its Subsidiaries, and (B) provide for a complete release of Parent and its Subsidiaries from all claims and do not provide for any admission of liability by Parent or any of its Subsidiaries; provided, however, that notwithstanding anything in clauses (A) or (B) to the contrary, the written consent of the Company (not to be unreasonably withheld, conditioned or delayed) shall be required in order for Parent to settle, compromise, dismiss, discharge or otherwise dispose of any litigation, investigation, arbitration or proceeding arising from, based upon or challenging the validity of this Agreement or the consummation of the transactions contemplated hereby or seeking to prevent the consummation of the transactions contemplated hereby;

(xxii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent, Services, Merger Sub 1 or Merger Sub 2, or alter through merger, liquidation, reorganization or restructuring the corporate structure of Parent, Services, Merger Sub 1 or Merger Sub 2 (in each case, other than the Combination);

(xxiii) amend, alter or modify the terms of any currently outstanding rights, warrants or options to acquire or purchase any capital stock of, or ownership interest in, Parent, or any securities convertible into or exchangeable for such capital stock or ownership interest;

(xxiv) enter into or amend in any material respect, or agree to enter into or amend in any material respect, any Contract with respect to, any mergers, consolidations, joint ventures or business combinations, or acquisitions of all or any substantial portion of the assets or securities of another business;

(xxv) take any action to exempt any person (other than the Company or its Subsidiaries) or any action taken by such person from any state takeover statute (including Section 203 of the DGCL) or similarly restrictive provisions of the Parent Organizational Documents; in each case other than in connection with the termination of this Agreement and entry into a transaction that constitutes a Superior Parent Proposal in accordance with Section 7.1(h);

(xxvi) amend the terms of the Parent Rights Agreement in a manner intended to prevent or materially hinder or delay the consummation of the Combination; or

(xxvii) authorize any of, or commit, resolve or agree to take any of, or participate in any negotiations or discussions with any other person regarding any of, the foregoing actions.

Section 5.2 Tax-Free Reorganization Treatment.

(a) The parties to this Agreement intend that the Combination be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and neither the Company nor Parent shall, nor shall they permit any of their respective Subsidiaries to, take or cause to be taken any action that would result in the Combination failing to qualify as a reorganization within the meaning of Section 368(a) of the Code. Parent and the Company shall use their respective commercially reasonable efforts, and shall cause their respective Subsidiaries to use commercially reasonable efforts, to cause the Combination to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including providing the Tax Representation Letters.

(b) Each of the Company and Parent shall report the Combination as a reorganization within the meaning of Section 368(a) of the Code on its United States federal income Tax return, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 5.3 Access to Information; Confidentiality.

(a) Upon reasonable notice, the Company shall afford to Parent and Parent’s officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time or the Termination Date, to the Company’s and its Subsidiaries’ properties, Contracts, commitments, books and records and the Company shall, and shall cause each of its Subsidiaries to, (i) furnish promptly to Parent a copy of any report, schedule or other document filed or received by it pursuant to the requirements of federal or state Laws and (ii) use reasonable best efforts to cause its Representatives to furnish promptly to Parent such additional financial and operating data and other information as to its and its Subsidiaries’ respective businesses and properties as Parent or its Representatives may from time to time reasonably request (including furnishing the Company’s financial results to Parent in advance of filing any Company SEC Documents containing such financial results), except that nothing herein shall require the Company or any of its Subsidiaries to disclose information to Parent to the extent that (A) the Company determines, in its reasonable judgment, would be reasonably likely to cause a violation of any Contract to which the Company is a party (provided that the Company shall use its reasonable best efforts to obtain the required consent of the necessary party to such access or disclosure), (B) the Company determines, in its reasonable judgment, would be reasonably likely to cause a risk of a loss of attorney-client privilege to the Company (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of any attorney-client privilege), (C) relates to the negotiation and execution of this Agreement or, subject to Section 5.5, to any Company Alternative Transaction Proposal, (D) the Company determines, in its reasonable judgment, would be reasonably likely to expose the Company to risk of liability for disclosure of sensitive or personal information, or (E) the Company determines, in its reasonable judgment, would be reasonably likely to constitute a violation of applicable Laws. All requests for information pursuant to this Section 5.3(a) shall be directed to an executive officer or other Person designated by the Company. Notwithstanding anything to the contrary herein, Parent shall not conduct any activities pursuant to this Section 5.3(a) in such a manner as to interfere unreasonably with the business or operations of the Company.

(b) Upon reasonable notice, Parent shall afford the Company and its Representatives reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time or the Termination Date, to Parent’s and its Subsidiaries’ properties, Contracts, commitments, books and records and Parent shall, and shall cause each of its Subsidiaries to, (i) furnish promptly to the Company a copy of any report, schedule or other document filed or received by it pursuant to the requirements of federal or state Laws and (ii) use reasonable best efforts to cause its Representatives to furnish promptly to the Company such additional financial and operating data and other information as to its and its Subsidiaries’ respective businesses and properties as the Company or its Representatives may from time to time reasonably request (including furnishing Parent’s financial results to the Company in advance of filing any Parent SEC Documents containing such financial results), except that nothing herein shall require Parent or any of its Subsidiaries to disclose information to the Company to the extent that (A) Parent determines, in its reasonable judgment, would be reasonably likely to cause a violation of any Contract to which Parent is a party (provided that Parent shall use its reasonable best efforts to obtain the required consent of the necessary party to such access or disclosure), (B) the Company determines, in its reasonable judgment, would be reasonably likely to cause a risk of a loss of any attorney-client privilege to Parent (provided that Parent shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege), (C) relates to the negotiation and execution of this Agreement or, subject to Section 5.5, to any Parent Alternative Transaction Proposal, (D) Parent determines, in its reasonable judgment, would be reasonably likely to expose Parent to risk of liability for disclosure of sensitive or personal information, or (E) Parent determines, in its reasonable judgment, would be reasonably likely to constitute a violation of applicable Laws. All requests for information pursuant to this Section 5.3(b) shall be directed to an executive officer or other Person designated by Parent. Notwithstanding anything to the contrary herein, the Company shall not conduct any activities pursuant to this Section 5.3(b) in such a manner as to interfere unreasonably with the business or operations of the Company.

(c) The parties agree that each of them will treat any information received pursuant to this Section 5.3 in accordance with the Confidentiality Agreement between the Company and Parent, dated as of October 3, 2016 (as amended, the “Confidentiality Agreement”). No representation as to the accuracy of any information provided pursuant to this Section 5.3 is made, and the parties may not rely on the accuracy of any such information other than as expressly set forth in the representations and warranties in Article III and Article IV. No information obtained pursuant to this Section 5.3 shall be deemed to modify any representation or warranty in Article III or Article IV.

(d) Subject to the terms of Section 5.3(a) in all respects, the Company shall cooperate and participate, as reasonably requested by Parent from time to time, in Parent’s efforts to plan the integration of the parties’ operations in connection with, and taking effect upon consummation of, the Combination subject to applicable Law, including providing such reports on operational matters and participating on such integration planning teams and committees as Parent may reasonably request and taking the actions set forth on Section 5.3(a) of the Parent Disclosure Letter.

Section 5.4 No Solicitation by Parent; Parent Board Recommendation.

(a) From and after the date hereof and prior to the earlier of the Effective Time and the Termination Date (the “No Shop Period”), Parent shall not, and shall instruct its affiliates and its and their respective Representatives not to, (i) directly or indirectly solicit, initiate, or knowingly facilitate or encourage any Parent Alternative Transaction Proposal or any inquiry or proposal that would reasonably be expected to lead to a Parent Alternative Transaction Proposal or (ii) directly or indirectly participate in any discussions or negotiations with any person regarding, or furnish to any person any non-public information with respect to, or knowingly cooperate in any way with any person in connection with soliciting, initiating, facilitating or encouraging, any Parent Alternative Transaction Proposal or the submission or making of any inquiry or proposal that would reasonably be expected to lead to a Parent Alternative Transaction Proposal. During the No Shop Period, Parent shall, and shall instruct its affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Parent Alternative Transaction Proposal or any inquiry or proposal that would reasonably be expected to lead to a Parent Alternative Transaction Proposal, request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic dataroom access previously granted to any such person or its Representatives that was provided by or on behalf of Parent in connection with any Parent Alternative Transaction Proposal or any inquiry or proposal that would reasonably be expected to lead to a Parent Alternative Transaction Proposal. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, if at any time prior to obtaining the Parent Stockholder Approval, Parent or any of its Representatives receives a Parent Alternative Transaction Proposal that did not result from any breach of this Section 5.4(a), (i) Parent and its Representatives may contact the person or group making the Parent Alternative Transaction Proposal solely to clarify the terms and conditions thereof or to request that any Parent Alternative Transaction Proposal made orally be made in writing and (ii) if the Parent Board determines in good faith (after consultation with its outside counsel and financial advisors) that such Parent Alternative Transaction Proposal constitutes or would reasonably be expected to lead to a Superior Parent Proposal, then Parent and any of its Representatives may, subject to compliance with Section 5.4(c), (x) furnish information with respect to Parent and its Subsidiaries to the person or group making such Parent Alternative Transaction Proposal (and its or their Representatives) (provided that all such information has previously been provided to the Company or is provided to the Company prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement not less restrictive of such person than the Confidentiality Agreement is to the Company, including with respect to any standstill or similar provisions contained therein, and (y) participate in discussions regarding the terms of such Parent Alternative Transaction Proposal and the negotiation of such terms with the person or group making such Parent Alternative Transaction Proposal (and such person’s or group’s Representatives). Without limiting the foregoing, the Company and Parent agree that any violation of the restrictions set forth in this Section 5.4(a) applicable to Parent by any of its Representatives, to the extent acting on its behalf or at its direction, shall constitute a breach of this Section 5.4(a) by Parent.

(b) Except as set forth below, neither the Parent Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to the Company), or propose publicly to withdraw (or modify in any manner adverse to the Company), the approval, recommendation or declaration of advisability by the Parent Board or any such committee thereof with respect to this Agreement and the transactions contemplated hereby, including the Stock Issuance and the Parent Charter Amendment, or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Parent Alternative Transaction Proposal (any action in this clause (i) being referred to as a “Parent Adverse Recommendation Change”) or (ii) allow Parent or any of its Subsidiaries to execute or enter into, any binding agreement in connection with any Parent Alternative Transaction Proposal (other than a confidentiality agreement expressly permitted pursuant to Section 5.4(a)). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, at any time prior to obtaining the Parent Stockholder Approval, the Parent Board may make a Parent Adverse Recommendation

Change (and, in the case of clause (1) of this sentence, terminate this Agreement pursuant to Section 7.1(h)) (1) if the Parent Board determines hereunder that a Parent Alternative Transaction Proposal constitutes a Superior Parent Proposal or (2) in response to any event, fact, circumstance, development or occurrence that is material to Parent and its Subsidiaries, taken as a whole, that was not known to, or reasonably foreseeable by, the Parent Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to the Parent Board prior to obtaining the Parent Stockholder Approval and does not involve or relate to a Parent Alternative Transaction Proposal, in either case, the Parent Board determines in good faith (after consultation with its outside counsel and financial advisors) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided, however, that Parent shall not be entitled to exercise its right to make a Parent Adverse Recommendation Change or, in the case of a Parent Alternative Transaction Proposal which constitutes a Superior Parent Proposal, terminate this Agreement pursuant to Section 7.1(h) unless, in either case, (A) Parent has given the Company at least three (3) Business Days’ prior written notice (a “Parent Notice of Change”) that the Parent Board intends to take such action and specifying the reasons therefor, including, in the case of a Superior Parent Proposal, the material terms of any Superior Parent Proposal that is the basis of the proposed action by the Parent Board, including the identity of the person making such Superior Parent Proposal and a copy of the agreement or proposal with respect to such Superior Parent Proposal (it being understood and agreed that a material amendment to any material term of such Superior Parent Proposal shall require a new Parent Notice of Change and a new two (2) Business Day period), (B) during such three (3) Business Day or two (2) Business Day period, as applicable, Parent has negotiated, and has caused its Representatives to negotiate, with the Company in good faith, to the extent the Company desires to negotiate, to enable the Company to propose in writing a binding offer to make such adjustments in the terms and conditions of this Agreement so that, if applicable, such Parent Alternative Transaction Proposal ceases to constitute a Superior Parent Proposal or, in connection with a Parent Adverse Recommendation Change not involving or relating to a Parent Alternative Transaction Proposal, would cause the Parent Board no longer to believe that the failure to make a Parent Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, and (C) at the end of such three (3) Business Day or two (2) Business Day period, as applicable, the Parent Board shall have considered in good faith such binding offer and shall have determined that the Superior Parent Proposal continues to constitute a Superior Parent Proposal or, other than in the case of a Parent Alternative Transaction Proposal, that it would continue to be reasonably likely to be inconsistent with the Parent Board’s fiduciary duties under applicable Law if the Parent Board failed to make a Parent Adverse Recommendation Change. Subject to Parent’s right to terminate this Agreement pursuant to Section 7.1(h), notwithstanding any Parent Adverse Recommendation Change, Parent shall cause the approvals of the Parent Charter Amendment and the Stock Issuance to be submitted to a vote of Parent stockholders at the Parent Stockholders’ Meeting.

(c) In addition to the obligations of Parent set forth in Sections 5.4(a) and 5.4(b), at any time prior to obtaining the Parent Stockholder Approval, Parent shall promptly (and in any event within one (1) Business Day after knowledge of Parent of the receipt thereof) advise the Company in writing of its receipt of any Parent Alternative Transaction Proposal, the material terms and conditions of any such Parent Alternative Transaction Proposal (including a copy thereof, if made in writing), and the identity of the person or group making such Parent Alternative Transaction Proposal. Parent shall keep the Company informed on a reasonably prompt basis of any material developments with respect to any such Parent Alternative Transaction Proposal (including any material changes to the terms thereof) (and Parent shall as promptly as practicable after knowledge of Parent of the receipt thereof provide the Company with copies of any material written materials relating to such Parent Alternative Transaction Proposal or any material changes to the terms thereof).

(d) Nothing contained in this Section 5.4 shall prohibit Parent from (x) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making “stop-look-and-listen” communications of the nature contemplated by Rule 14d-9 of the Exchange Act or (y) making any disclosure to the stockholders of Parent if, in the good faith judgment of the Parent Board (after consultation with its outside counsel) failure to so disclose would be inconsistent with its obligations under applicable Law; provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability of the Parent Board with respect to this Agreement, the Combination, the Parent Charter Amendment, the Stock Issuance or a Parent Alternative Transaction Proposal shall be deemed to be a Parent Adverse Recommendation Change unless the Parent Board in connection with such communication publicly states that its recommendation with respect to this Agreement, the Combination, the Parent Charter Amendment and the Stock Issuance has not changed; provided, further, that this Section 5.4(d) shall not be deemed to permit Parent or the Parent Board or any committee thereof to effect a Parent Adverse Recommendation Change except in accordance with Section 5.4(b).

(e) For purposes of this Agreement:

(i) “Parent Alternative Transaction Proposal” means any proposal or offer (whether or not in writing) by a third party or group relating to any transaction or series of related transactions resulting in any: (i) merger, consolidation, tender offer, exchange offer, share exchange, other business combination or similar transaction involving Parent (A) pursuant to which any person (or the stockholders of any person) or group, other than the stockholders of Parent (as a group) immediately prior to the consummation of such transaction, would hold Parent Common Stock representing fifteen percent (15%) or more of the voting power of the surviving or resulting entity after giving effect to the consummation of such transaction or (B) as a result of which the stockholders of Parent (as a group) immediately prior to the consummation of such transaction would hold Parent Common Stock representing less than eighty-five percent (85%) of the voting power of the surviving or resulting entity after giving effect to the consummation of such transaction, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, tender offer, exchange offer, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of Parent or otherwise), of any business or assets of Parent or the Subsidiaries of Parent representing fifteen percent (15%) or more of the consolidated revenues, net income or assets of Parent and the Subsidiaries of Parent, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any person (or the stockholders of any person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing fifteen percent (15%) or more of the voting power of Parent, (iv) transaction in which any person (or the stockholders of any person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, fifteen percent (15%) or more of the Parent Common Stock or (v) any combination of the foregoing (in each case, other than in connection with the Stock Issuance and the Combination).

(ii) “Superior Parent Proposal” means any bona fide written Parent Alternative Transaction Proposal made by a third party or group (i) on terms which the Parent Board determines in good faith (after consultation with its outside counsel and financial advisors) to be superior, from a financial point of view, to the transactions contemplated by this Agreement, including the Stock Issuance and the Combination, for Parent or holders of Parent Common Stock, taking into account all the terms and conditions of such proposal and this Agreement (including any changes proposed by the Company to the terms of this Agreement), and (ii) that the Parent Board determines in good faith (after consultation with its outside counsel and financial advisors) would reasonably be expected to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal (including the financing terms of any such proposal and conditions to its consummation); provided, however, that for purposes of the reference to a Parent Alternative Transaction Proposal in this definition of Superior Parent Proposal, all references to “fifteen percent (15%)” and “eighty-five percent (85%)” in the definition of Parent Alternative Transaction Proposal shall be deemed to be references to “fifty percent (50%).”

Section 5.5 No Solicitation by the Company; Company Board Recommendation.

(a) During the No-Shop Period, the Company shall not, and shall instruct its affiliates and its and their respective Representatives not to, (i) directly or indirectly solicit, initiate, or knowingly facilitate or encourage any Company Alternative Transaction Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Alternative Transaction Proposal or (ii) directly or indirectly participate in any discussions or negotiations with any person regarding, or furnish to any person any non-public information with respect to, or knowingly cooperate in any way with any person in connection with soliciting, initiating, facilitating or encouraging, any Company Alternative Transaction Proposal or the submission or making of any inquiry or proposal that would reasonably be expected to lead to a Company Alternative Transaction Proposal. During the No-Shop Period, the Company shall, and shall instruct its affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Company Alternative Transaction Proposal, or any inquiry or proposal that would reasonably be expected to lead to a Company Alternative Transaction Proposal, request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic dataroom access previously granted to any such person or its Representatives that was provided by or on behalf of the

Company in connection with any Company Alternative Transaction Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Alternative Transaction Proposal. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, if at any time prior to obtaining the Company Stockholder Approval the Company or any of its Representatives receives a Company Alternative Transaction Proposal that did not result from any breach of this Section 5.5(a), (i) the Company and its Representatives may contact the person or group making the Company Alternative Transaction Proposal solely to clarify the terms and conditions thereof or to request that any Company Alternative Transaction Proposal made orally be made in writing and (ii) if the Company Board determines in good faith (after consultation with its outside counsel and financial advisors) that such Company Alternative Transaction Proposal constitutes or would reasonably be expected to lead to a Superior Company Proposal, then the Company and any of its Representatives may, subject to compliance with Section 5.5(c), (x) furnish information with respect to the Company and its Subsidiaries to the person or group making such Company Alternative Transaction Proposal (and its or their Representatives) (provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement not less restrictive of such person than the Confidentiality Agreement is to Parent, including with respect to any standstill or similar provisions contained therein, and (y) participate in discussions regarding the terms of such Company Alternative Transaction Proposal and the negotiation of such terms with the person or group making such Company Alternative Transaction Proposal (and such person’s or group’s Representatives). Without limiting the foregoing, the Company and Parent agree that any violation of the restrictions set forth in this Section 5.5(a) applicable to the Company by any of its Representatives, to the extent acting on its behalf or at its direction, shall constitute a breach of this Section 5.5(a) by the Company.

(b) Except as set forth below, neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to Parent), or propose publicly to withdraw (or modify in any manner adverse to Parent), the approval, recommendation or declaration of advisability by the Company Board or any such committee thereof with respect to this Agreement and the transactions contemplated hereby or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Company Alternative Transaction Proposal (any action in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) allow the Company or any of its Subsidiaries to execute or enter into, any binding agreement in connection with any Company Alternative Transaction Proposal (other than a confidentiality agreement expressly permitted pursuant to Section 5.5(a)). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, at any time prior to obtaining the Company Stockholder Approval, the Company Board may make a Company Adverse Recommendation Change (and, in the case of clause (1) of this sentence, terminate this Agreement pursuant to Section 7.1(g)) (1) if the Company Board determines hereunder that a Company Alternative Transaction Proposal constitutes a Superior Company Proposal or (2) in response to any event, fact, circumstance, development or occurrence that is material to the Company and its Subsidiaries, taken as a whole, that was not known to, or reasonably foreseeable by, the Company Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to the Company Board prior to obtaining the Company Stockholder Approval and does not involve or relate to a Company Alternative Transaction Proposal, in either case, the Company Board determines in good faith (after consultation with its outside counsel and financial advisors) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change or, in the case of a Company Alternative Transaction Proposal which constitutes a Superior Company Proposal, terminate this Agreement pursuant to Section 7.1(g) unless, in either case, (A) the Company has given Parent at least three (3) Business Days’ prior written notice (a “Company Notice of Change”) that the Company Board intends to take such action and specifying the reasons therefor, including, in the case of a Superior Company Proposal, the material terms of any Superior Company Proposal that is the basis of the proposed action by the Company Board, including the identity of the person making such Superior Company Proposal and a copy of the agreement or proposal with respect to such Superior Company Proposal (it being understood and agreed that a material amendment to any material term of such Superior Company Proposal shall require a new Company Notice of Change and a new two (2) Business Day period), (B) during such three (3) Business Day or two (2) Business Day period, as applicable, the Company has negotiated, and has caused its Representatives to negotiate, with Parent in good faith, to the extent Parent desires to negotiate, to enable Parent to propose in writing a binding offer to make such adjustments in the terms and conditions of this Agreement so that, if applicable, such Company Alternative Transaction Proposal ceases to constitute a Superior Company Proposal or, in connection with a Company Adverse Recommendation Change not involving or relating to a Company Alternative Transaction Proposal, would cause the Company Board no longer to believe that the failure to make a Company Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, and (C) at the end of such three (3) Business Day or two (2) Business Day period, as applicable, the Company Board shall have considered in good faith such binding offer and shall have determined that the Superior Company Proposal continues to constitute a Superior Company Proposal or, other than in the case of a Company Alternative Transaction Proposal, that it would continue to be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law if the Company Board failed to make a Company Adverse Recommendation Change. Subject to the Company’s right to terminate this Agreement pursuant to Section 7.1(g), notwithstanding any Company Adverse Recommendation Change, the Company shall cause the adoption of this Agreement and the approval of the Combination to be submitted to a vote of the Company’s stockholders at the Company Stockholders’ Meeting.

(c) In addition to the obligations of the Company set forth in Sections 5.5(a) and 5.5(b), at any time prior to obtaining the Company Stockholder Approval, the Company shall promptly (and in any event within one (1) Business Day after knowledge of the Company of the receipt thereof) advise Parent in writing of its receipt of any Company Alternative Transaction Proposal, the material terms and conditions of any such Company Alternative Transaction Proposal (including a copy thereof, if made in writing), and the identity of the person or group making such Company Alternative Transaction Proposal. The Company shall keep Parent informed on a reasonably prompt basis of any material developments with respect to any such Company Alternative Transaction Proposal (including any material changes to the terms thereof) (and the Company shall as promptly as practicable after knowledge of the

Company of the receipt thereof provide Parent with copies of any material written materials relating to such Company Alternative Transaction Proposal or any material changes to the terms thereof).

(d) Nothing contained in this Section 5.5 shall prohibit the Company from (x) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making “stop-look-and-listen” communications of the nature contemplated by Rule 14d-9 of the Exchange Act or (y) making any disclosure to the stockholders of the Company if, in the good faith judgment of the Company Board (after consultation with its outside counsel) failure to so disclose would be inconsistent with its obligations under applicable Law; provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability of the Company Board with respect to this Agreement, the Combination or a Company Alternative Transaction Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement and the Combination has not changed; provided, further, that this Section 5.5(d) shall not be deemed to permit the Company or the Company Board or any committee thereof to effect a Company Adverse Recommendation Change except in accordance with Section 5.5(b).

(e) For purposes of this Agreement:

(i) “Company Alternative Transaction Proposal” means any proposal or offer (whether or not in writing) by a third party or group relating to any transaction or series of related transactions resulting in any: (i) merger, consolidation, tender offer, exchange offer, share exchange, other business combination or similar transaction involving the Company (A) pursuant to which any person (or the stockholders of any person) or group, other than the stockholders of the Company (as a group) immediately prior to the consummation of such transaction, would hold Company Common Stock representing fifteen percent (15%) or more of the voting power of the surviving or resulting entity after giving effect to the consummation of such transaction or (B) as a result of which the stockholders of the Company (as a group) immediately prior to the consummation of such transaction would hold Company Common Stock representing less than eighty-five percent (85%) of the voting power of the surviving or resulting entity after giving effect to the consummation of such transaction, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, tender offer, exchange offer, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of the Company or otherwise), of any business or assets of the Company or the Subsidiaries of the Company representing fifteen percent (15%) or more of the consolidated revenues, net income or assets of the Company and the Subsidiaries of the Company, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any person (or the stockholders of any person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing fifteen percent (15%) or more of the voting power of the Company, (iv) transaction in which any person (or the stockholders of any person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, fifteen percent (15%) or more of the Company Common Stock or (v) any combination of the foregoing (in each case, other than the Combination).

(ii) “Superior Company Proposal” means any bona fide written Company Alternative Transaction Proposal made by a third party or group (i) on terms which the Company Board determines in good faith (after consultation with its outside counsel and financial advisors) to be superior, from a financial point of view, to the transactions contemplated by this Agreement, including the Combination, for the holders of Company Common Stock, taking into account all the terms and conditions of such proposal and this Agreement (including any changes proposed by Parent to the terms of this Agreement), and (ii) that the Company Board determines in good faith (after consultation with its outside counsel and financial advisors) would reasonably be expected to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal (including the financing terms of any such proposal and conditions to its consummation); provided, however, that for purposes of the reference to a Company Alternative Transaction Proposal in this definition of Superior Company Proposal, all references to “fifteen percent (15%)” and “eighty-five percent (85%)” in the definition of Company Alternative Transaction Proposal shall be deemed to be references to “fifty percent (50%).”

Section 5.6 Preparation of SEC Documents; Stockholders’ Meetings.

(a) As promptly as reasonably practicable following the date of this Agreement (and in any event within thirty (30) days after the date of this Agreement or such later date as the parties may mutually agree in writing), Parent and the Company shall jointly prepare and file with the SEC the Joint Proxy Statement, and Parent shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement shall be included as a prospectus. Each of Parent and the Company shall use reasonable best efforts to respond to any comments from the SEC (and shall promptly provide copies of any such comments and responses thereto to the other party) and to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Parent shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to Parent’s stockholders, and the Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the Company’s stockholders, in each case as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Each of the Company and Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock and Parent Restricted Stock Units in the Merger and in connection with the reservation for issuance of the shares of Parent Common Stock as described in Section 2.3(a), and each such party shall furnish all information concerning such party and its stockholders as may be reasonably requested by the other party in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement, and no response to SEC comments thereon, as the case may be, shall be made by either party without the other’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing such other party a reasonable opportunity to review and comment thereon (and each party shall consider in good faith for inclusion in such document all comments reasonably proposed by the other). Each of Parent and the Company shall advise the other promptly after receipt of oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and shall promptly provide the other party with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information (including any termination, withdrawal, modification or change of the Parent Board Recommendation or the Company Board Recommendation) relating to Parent or the Company, or any of their respective affiliates, officers or directors, is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement to ensure that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent and the Company.

(b) Subject to each of Parent’s and the Company’s rights to terminate this Agreement pursuant to Section 7.1(h) and Section 7.1(g), respectively, each of the Company and Parent shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, take all action reasonably necessary in accordance with applicable Laws and the Company Organizational Documents, in the case of the Company, and the Parent Organizational Documents, in the case of Parent, to duly give notice of, convene and hold a meeting of its stockholders, to be held as promptly as practicable, and in any event within forty-five (45) days (or such longer period as mutually agreed between the Company and Parent) after the Form S-4 is declared effective under the Securities Act, to consider, in the case of the Company, the adoption of this Agreement and the approval of the Combination (the “Company Stockholders’ Meeting”), and, in the case of Parent, the approval of the Parent Charter Amendment and the Stock Issuance (the “Parent Stockholders’ Meeting”) and, subject to each of Parent’s and the Company’s rights to terminate this Agreement pursuant to Section 7.1(h) and Section 7.1(g), respectively, and to the provisions of this Section 5.6(b) with respect to any adjournment or postponement, each of the Company and Parent shall use their respective reasonable best efforts to cause the Parent Stockholders’ Meeting and the Company Stockholders’ Meeting to be held on the same day. In the absence of a Company Adverse Recommendation Change or a termination of this Agreement in accordance with Section 7.1(g), in the case of the Company, and in the absence of a Parent Adverse Recommendation Change or a termination of this Agreement in accordance with Section 7.1(h), in the case of Parent, each of the Company and Parent shall use their respective reasonable best efforts to solicit from its stockholders proxies in favor of, in the case of the Company, the adoption of this Agreement and the approval of the Combination and, in the case of Parent, the approval of the Parent Charter Amendment and the Stock Issuance, and

shall take all other action necessary or advisable to secure the vote or consent of its stockholders, as applicable, required by the rules of the NASDAQ or applicable Laws to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company or Parent shall adjourn or postpone, on one or more occasions and whether or not a quorum is present, the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as the case may be, if, on a date on which the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting is scheduled, the Company or Parent, as the case may be, has not received proxies representing a sufficient number of shares of Company Common Stock or Parent Common Stock, respectively, to obtain the Company Stockholder Approval or the Parent Stockholder Approval; provided, however, that the Company Stockholders’ Meeting or Parent Stockholders’ Meeting, as applicable, is not postponed or adjourned to a date that is more than thirty (30) days after the date on which the Company Stockholders’ Meeting or Parent Stockholders’ Meeting, as applicable, was originally scheduled (excluding any postponements or adjournments required by Law). Unless this Agreement is terminated by the Company pursuant to Section 7.1(g), or by Parent pursuant to Section 7.1(h), the Company’s obligation to hold the Company Stockholders’ Meeting and Parent’s obligation to hold the Parent Stockholders’ Meeting, in each case pursuant to this Section 5.6(b), shall not be affected by (i) the commencement, public proposal, public disclosure or communication to (A) the Company of any Company Alternative Transaction Proposal or (B) Parent of any Parent Alternative Transaction Proposal, or (ii) the making of any Company Adverse Recommendation Change by the Company Board or any Parent Adverse Recommendation Change by the Parent Board; provided, however, that if the public announcement of a Company Adverse Recommendation Change or the delivery of a Company Notice of Change, on the one hand, or a Parent Adverse Recommendation Change or a Parent Notice of Change, on the other hand, is less than ten (10) Business Days prior to the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, respectively, such party shall be entitled to postpone the meeting of its stockholders to a date not more than ten (10) Business Days after such event. Unless this Agreement is terminated pursuant to Section 7.1(g) or Section 7.1(h), each of the Company and Parent shall ensure that the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting, respectively, is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as the case may be, are solicited in compliance with applicable Laws, the rules of the NASDAQ and each of the Company Organizational Documents and the Parent Organizational Documents, as applicable.

(c) Without the prior written consent of the Company, the only matters that Parent shall propose to be acted on by Parent’s stockholders at the Parent Stockholders’ Meeting are (i) the approval of the Parent Charter Amendment, (ii) the approval of the Stock Issuance and (iii) if Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, the adjournment of the Parent Stockholders’ Meeting to solicit additional proxies. Without the prior written consent of Parent, the only matters that the Company shall propose to be acted on by the Company’s stockholders at the Company Stockholders’ Meeting are (i) the adoption of this Agreement and the approval of the Combination, (ii) a non-binding, advisory vote to approve the payment by the Company of certain compensation to the named executive officers of the Company that is based on or otherwise relates to the Combination, and (iii) if the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, the adjournment of the Company Stockholders’ Meeting to solicit additional proxies.

(d) Except to the extent expressly permitted by Section 5.4(b), in the case of Parent, and Section 5.5(b), in the case of the Company: (i) the Company Board shall recommend that its stockholders vote in favor of the adoption of this Agreement and the approval of the Combination at the Company Stockholders’ Meeting, (ii) the Parent Board shall recommend that its stockholders vote in favor of the approval of the Parent Charter Amendment and the Stock Issuance at the Parent Stockholders’ Meeting, (iii) the Joint Proxy Statement shall include a statement to the effect that the Board of Directors of (A) Parent has recommended that Parent’s stockholders vote in favor of the approval of the Parent Charter Amendment and the Stock Issuance at the Parent Stockholders’ Meeting (the “Parent Board Recommendation”) and (B) the Company has recommended that the Company’s stockholders vote in favor of the adoption of this Agreement and the approval of the Combination at the Company Stockholders’ Meeting (the “Company Board Recommendation”), (iv) neither the Parent Board nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the Company, the recommendation of the Parent Board that the stockholders of Parent vote in favor of the approval of the Parent Charter Amendment and the Stock Issuance and (v) neither the Company Board nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the recommendation of the Company Board that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Combination.

(e) Parent, with respect to the action identified in Section 5.6(e)(i), and the Company and Parent, with respect to the actions identified in Section 5.6(e)(ii) and Section 5.6(e)(iii), shall:

(i) promptly prepare and file with the NASDAQ a listing application covering the shares of Parent Common Stock issuable in the Merger and use all reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Stock, subject to official notice of issuance;

(ii) cooperate with each other in order to lift any injunctions or remove any other impediment to the consummation of the transactions contemplated hereby; and

(iii) cooperate with each other in obtaining a written opinion of its respective legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP, in the case of Parent, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, in the case of the Company (“Tax Counsel”), substantially in the form attached hereto as Exhibit C (each such opinion, a “Tax Opinion”), dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such tax opinion, the Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the Company, Parent, Merger Sub 1 and Merger Sub 2 shall cooperate with each Tax Counsel and shall deliver to each Tax Counsel for purposes of each Tax Opinion, certificates of the Company, Parent, Merger Sub 1 and Merger Sub 2 dated as of the Closing Date and signed by an officer thereof, containing representations as reasonably necessary and appropriate to enable Tax Counsel to render the Tax Opinions, each substantially in the form attached hereto as Exhibit D (collectively, the “Tax Representation Letters”).

(f) Subject to the limitations contained in Section 5.3, the Company and Parent shall each furnish to the other and its counsel all such information as may be required in order to effect the foregoing actions, and each represents and warrants to the other that no information furnished by it in connection with such actions, or otherwise in connection with the consummation of the transactions contemplated by this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated in order to make any information so furnished, in light of the circumstances under which it is so furnished, not misleading. Without limiting the generality of the foregoing, (i) the Company will deliver after execution of this Agreement complete and accurate copies of the opinions of the Company Financial Advisors referenced in Section 3.19 to Parent (on a non-reliance basis for informational purposes only), and (ii) Parent will deliver after execution of this Agreement a complete and accurate copy of the opinion of the Parent Financial Advisor referenced in Section 4.19 to the Company (on a non-reliance basis for informational purposes only), which opinions shall, subject to compliance with the respective Company Financial Advisors’ engagement letters with the Company, be included in the Joint Proxy Statement.

Section 5.7 Employee Matters.

(a) Except as otherwise provided herein, from and after the Effective Time, Parent shall honor all Company Benefit Plans in accordance with their terms as in effect immediately before the date hereof or as modified after the date hereof through the Effective Time as permitted by this Agreement and the terms of such Company Benefit Plan; provided that nothing in this Agreement shall be deemed to limit or otherwise impair Parent’s ability to amend or terminate any Company Benefit Plan in accordance with its terms. Each of the Company and Parent agrees that, for purposes of each Company Benefit Plan, the transactions contemplated by this Agreement shall constitute a “change of control” or “change in control” or term of similar import, as applicable.

(b) From the Effective Time until the twelve (12) month anniversary of the Effective Time, subject to statutory and other legal requirements, Parent shall ensure that each employee of the Company or its Subsidiaries who continues in employment with Parent or its Subsidiaries, including the Surviving Company, and who is not subject to a collective bargaining agreement (the “Company Employees”) shall receive a base salary or hourly wage rate no less than that provided by the Company and its Subsidiaries immediately prior to the Effective Time. From the Effective Time until December 31, 2017, Parent shall provide or shall cause the Surviving Company and its Subsidiaries to provide to each Company Employee a cash commission opportunity and target cash bonus opportunity each no less than that provided by the Company and its Subsidiaries immediately prior to the Effective Time. From the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to provide welfare and employee benefit plans, programs and arrangements (other than with respect to non-cash incentive or severance) that are substantially comparable, in the aggregate, to those provided to similarly situated employees of Parent and its Subsidiaries. From and after the Effective Time, Parent shall provide to each Company Employee an equity or equity-based incentive opportunity that is substantially similar to the equity or equity-based incentive opportunity provided to similarly-situated employees of Parent and its Subsidiaries. For a period commencing at the Effective Time and ending not less than twelve (12) months after the Effective Time, Parent shall ensure that each Company Employee who is not party to either a Company Individual Agreement providing severance benefits or the Company Change in Control Severance Plan shall receive severance benefits that are no less favorable than those provided by the Company and its Subsidiaries immediately prior to the Effective Time. Notwithstanding anything to the contrary herein, nothing in this Section 5.7(b) shall be deemed to be a guarantee of employment to any employee or officer of the Company or its Subsidiaries or to impose any obligation on Parent or its Subsidiaries to continue the employment of any person.

(c) Parent and its affiliates shall recognize the service of employees with the Company and its Subsidiaries and their predecessors prior to Closing as service with Parent for all purposes in connection with any employee benefit plan, program or arrangement (including any vacation, paid time off and severance policies) maintained by Parent or one of its affiliates following the Effective Time to the extent credited for such purpose by the Company or its Subsidiaries immediately prior to the Effective Time, except (i) for benefit accrual purposes under any defined benefit pension plan, (ii) for purposes of any retiree welfare plan or (iii) as would result in a duplication of benefits.

(d) Parent and its affiliates shall use commercially reasonable efforts to (i) waive, or cause its insurance carriers to waive, all limitations as to pre-existing and at-work conditions, if any, with respect to participation and coverage requirements applicable to Company Employees under any group health plan (as defined in Section 4980B of the Code) that is made available to such employees following the Effective Time by Parent or one of its affiliates, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employees participated immediately prior to the Effective Time, and (ii) provide credit to Company Employees for any co-payments, deductibles and out-of-pocket expenses paid by such employees under any group health plan of the Company or its Subsidiaries during the portion of the relevant plan year following the Effective Time in which Company Employees first participate therein for purposes of any applicable co-payments, deductibles and out-of-pocket expense requirements under any such group health plan of Parent and its affiliates.

(e) Nothing in this Section 5.7 shall be treated as an amendment of, or undertaking to amend, any employee benefit plan. The provisions of this Section 5.7 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 5.7, express or implied, shall (i) be deemed or construed to establish any Company Benefit Plan or Parent Benefit Plan, (iii) prevent or limit Parent, the Surviving Company or any Affiliate of Parent from amending or terminating any Company Benefit Plan or Parent Benefit Plan in accordance with their terms, or (iv) create any third-party rights in any Company Employee (or any beneficiaries or dependents thereof).

Section 5.8 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (1) the occurrence of any event known to it which (A) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on it or (B) has caused, or would reasonably be expected to cause, individually or in the aggregate, any condition set forth in Article VI to be unsatisfied at any time prior to the Effective Time; or (2) any action, suit, proceeding, inquiry or investigation pending or, to the knowledge of the Company or Parent, as applicable, threatened that questions or challenges the validity of this Agreement or the consummation of the transactions contemplated hereby; provided, however, that the delivery of any notice pursuant to this Section 5.8 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice, nor shall the party giving such notice be prejudiced with respect to any such matters solely by virtue of having given such notice.

Section 5.9 Filings; Other Action.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Combination and the other transactions contemplated by this Agreement, including to (i) obtain all necessary Consents from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) obtain all necessary Consents from third parties, (iii) defend all lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement and (iv) execute and deliver all additional instruments necessary to consummate the transactions contemplated by this Agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall:

(i) (A) promptly, but in any event within eight (8) Business Days from the date hereof, make or cause to be made, in consultation and cooperation with the other, (1) an appropriate filing of a notification and report form pursuant to the HSR Act relating to the Combination and (2) all other necessary registrations, declarations, notices and filings relating to the Combination with other Governmental Entities under any other antitrust, competition, trade regulation or similar Laws or (B) respond as promptly as practicable to any additional requests for information received from the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or any other Governmental Entities in connection with any filing referenced in clause (A);

(ii) (A) promptly, (1) but in any event within eight (8) Business Days from the date hereof, make or cause to be made, in consultation and cooperation with the other, all filings required to be made with the FCC in order to obtain the FCC Consents and all filings required to be made with any State Regulators in order to obtain the PSC Consents set forth in Section 5.9(b)(ii)(A)(1) of the Company Disclosure Letter (the “First Tier Filings”), and (2) within fifteen (15) Business Days from the date hereof, make or cause to be made, in consultation and cooperation with the other, all filings required to be made with any State Regulators in order to obtain all other PSC Consents set forth in Section 5.9(b)(ii)(A)(2) of the Company Disclosure Letter (the “Second Tier Filings”), (such applications for FCC Consents set forth in the preceding clause (1) the “FCC Applications” and such applications for PSC Consents set forth in the preceding clauses (1) and (2) collectively, the “PSC Applications”), (B) respond as promptly as practicable to any additional requests for information received from the FCC, or any State Regulator by Parent or the Company or any of their respective Subsidiaries and (C) use reasonable best efforts to cure, not later than the Effective Time, any material violations or defaults under any FCC Rules or rules of any State Regulator; provided that Parent shall pay all filing fees for the FCC Applications and PSC Applications;

(iii) use its reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or Consents are required to be obtained from, any other third parties (including any Consents required under any contract to which a party hereto is bound) or Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and (B) timely making all such required or appropriate filings and timely seeking all required or appropriate consents, permits, clearances, authorizations or approvals; and

(iv) use its reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as reasonably may be necessary to resolve such objections, if any, as the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the FCC, any State Regulator or any other Governmental Entity may assert under a Regulatory Law with respect to the transactions contemplated hereby, subject to Section 5.9(e); provided, that such actions, individually or collectively, would not reasonably be expected to constitute a Material Adverse Effect on Parent or the Company.

(c) Parent and Company shall jointly and in cooperation with each other direct the parties’ proceedings before any Governmental Entity with respect to the Combination, this Agreement or any of the transactions contemplated hereby. In furtherance of the foregoing, the parties further agree as follows:

(i) Unless prohibited by applicable Law or by the applicable Governmental Entity, to the extent reasonably practicable, each of Parent and the Company shall provide the other with an opportunity to attend any meeting of such party with, or participate in any substantive conversation of such party with, any Governmental Entity in respect of the Combination (including with respect to any of the actions referred to in Sections 5.9(a) and 5.9(b)); provided that the foregoing shall not be deemed to restrict Parent in attending such meetings or participating in such substantive conversations without the Company; provided that, to the extent reasonably practicable, it has given the Company reasonable prior notice of any such meeting or conversation and that it keeps the Company reasonably apprised with respect thereto. The Company shall not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of the Combination (including with respect to any of the actions referred to in Sections 5.9(a) and 5.9(b) without Parent’s participation, unless such substantive conversation is initiated by the Governmental Entity to the Company or its counsel via telephone and the scope is limited to information pertaining to the Company.

(ii) Parent and the Company shall jointly and in cooperation with each other prepare all written communications with any Governmental Entity with respect to this Agreement and the Combination. Parent and the Company each shall provide the other a reasonable opportunity to review and comment on any such written materials prior to submission (and shall consider for inclusion in such written communications all comments reasonably proposed by the other), and shall furnish the other with copies of all such written communications between it, its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement and the Combination, except that any materials concerning valuation of the Company may be redacted or withheld. Neither Parent nor the Company will extend any waiting period under the HSR Act or enter into any agreement with any Governmental Entity or other authorities not to consummate any of the transactions contemplated by this Agreement, except with the prior written consent of the other.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.9 (but subject to Section 5.9(e)), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted or if any objections are asserted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law or not in the public interest, each of the Company and Parent shall cooperate in all respects with each other and take all actions necessary to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.9 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b)(ii) so long as such party has, prior to such termination, complied with its obligations under this Section 5.9.

(e) Without limiting this Section 5.9, Parent and the Company agree to take, and Parent shall take, any and all steps, and to make any and all reasonable undertakings necessary to avoid or eliminate each and every impediment under any Regulatory Law that may be asserted by any third party or Governmental Entity with respect to the Combination so as to enable the Closing to occur (and in any event no later than on or prior to the Outside Date), including proposing, negotiating, committing to, and effecting by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Parent (or its Subsidiaries) or the Company (or its Subsidiaries) or otherwise taking or committing to take actions that limit Parent’s or its Subsidiaries’ freedom of action with respect to, or their ability to retain, any of the businesses, product lines or assets of Parent (or its Subsidiaries) or the Company (or its Subsidiaries) in each case, as may be required in order to obtain any clearances or approvals required to consummate the Combination, or avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, that would otherwise have the effect of preventing or delaying the Closing; provided, that any action taken pursuant to this Section 5.9 is conditioned upon the consummation of the Combination; provided further, that Parent, the Company and their Subsidiaries shall not be required to, and Parent, the Company and their Subsidiaries shall not be permitted to (without other’s prior written consent), (1) divest or otherwise dispose of any assets or businesses of such party or transfer the same to a trust or similar vehicle pending disposition or divestiture or (2) undertake any efforts or to take any action if the taking of such efforts or action is or would reasonably be expected to result, individually or in the aggregate, in a material adverse effect on the assets, liabilities, business, results of operations or condition (financial or otherwise) of Parent and its Subsidiaries (including the Surviving Company), taken as a whole, after giving effect to the Combination (it being understood that such material adverse effect shall be measured solely on a scale relative to Parent and its Subsidiaries, taken as a whole, immediately prior to the Combination), (the requirement to take the actions described in each of the foregoing clauses (1) and (2), a “Substantial Detriment”); and Company nor any of its Subsidiaries shall take any action that has the effect of, or agree with any Governmental Entity to, any Substantial Detriment without the prior written consent of Parent. “Regulatory Law” means: (i) the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition, whether in the communications industry or otherwise, through merger or acquisition, and (ii) FCC Rules, any other approval required by the United States government and any applicable laws, rules, regulations, practices and orders of any State Regulators or Governmental Entities regulating competition and/or the telecommunication and data communications industry.

Section 5.10 Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, each of the Company and Parent and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.11 Public Announcements. Except as provided in Section 5.4(b) and Section 5.5(b), neither the Company, on the one hand, nor Parent, Merger Sub 1 and Merger Sub 2, on the other hand, shall issue (or cause its affiliates or Representatives to issue) any press release or other public statement relating to this Agreement or the transactions contemplated hereby without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other party or parties hereto a reasonable opportunity to comment on such release or announcement in advance of such issuance. Parent and the Company agree that the initial press release (or releases) to be issued with respect to the transactions contemplated by this Agreement shall be in the form previously agreed to by the parties (the “Announcement”). Notwithstanding the forgoing, this Section 5.11 shall not apply to any press release or other public statement made by the Company or Parent (a) which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company or Parent that has not been previously announced or made public in accordance with the terms of this Agreement or (b) is made in the ordinary course of business and does not relate specifically to the signing of this Agreement or the transactions contemplated by this Agreement.

Section 5.12 Indemnification and Insurance.

(a) Parent agrees that all rights to indemnification and payment or reimbursement of fees and expenses incurred in advance of the final disposition of any claim related to acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors or officers, as the case may be (individually, an “Indemnified Party” and, collectively, the “Indemnified Parties”) of the Company or its Subsidiaries as provided in their respective certificate of incorporation or bylaws (or comparable organizational documents) or indemnification agreements with any Indemnified Party listed in Section 5.12(a) of the Company Disclosure Letter, in each case as in effect on the date of this Agreement, shall survive the Combination and shall continue (or, in the case of the Company following the Subsequent Merger, shall continue to be provided for in the limited liability company agreement of the Surviving Company) in full force and effect for a period of six (6) years from and after the Effective Time. For a period of six (6) years from and after the Effective Time, Parent shall, and shall cause the Surviving Company to, indemnify and hold harmless the Indemnified Parties to the fullest extent permitted by applicable Law against any losses, claims, damages, liabilities, costs, expenses, judgments, fines and, with Parent’s prior consent, amounts paid in settlement in connection with any threatened or actual civil, criminal or administrative action, suit, litigation, arbitration, mediation, claim, hearing, inquiry investigation or other proceeding (an “Action”) to which such Indemnified Party is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that such individual is or was a director or officer of the Company or any of its Subsidiaries, or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another person or (ii) this Agreement or any of the transactions contemplated hereby, whether asserted or arising before or after the Effective Time. In the event of any such Action, each Indemnified Party will be entitled to advancement of reasonable expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Company to the fullest extent permitted under applicable law within thirty (30) days of receipt by the Surviving Company from the Indemnified Party of a request therefor together with reasonable documentation thereof; provided that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any such Action, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Company of any liability it may have to such Indemnified Party, except to the extent such failure materially prejudices the indemnifying party. In the event of any such Action (arising after the Effective Time), (i) Parent shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent and the Indemnified Parties, or between the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent shall pay all reasonable, documented out-of-pocket fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent shall be obligated pursuant to this Section 5.12(b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; provided further, that the fewest number of counsels necessary to avoid conflicts of interest shall be used, (ii) the Indemnified Parties shall cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without its prior written consent. Notwithstanding anything in this Section 5.12 to the contrary, Parent shall not have any obligation hereunder to any Indemnified Party if and to the extent that a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c) During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain in effect directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the Company’s currently in force directors’ and officers’ liability insurance (“Current Company D&O Insurance”), on terms with respect to the coverage and amounts that are no less favorable than those of the Current Company D&O Insurance; provided, however, that if the aggregate annual premiums for such insurance exceeds three hundred percent (300%) of the annual premium for such insurance as of the date hereof (the “Premium Cap”), then the Surviving Company or Parent shall cause to be provided a policy covering such individuals with the greatest coverage as is then available at a cost up to but not exceeding such Premium Cap. The Company may (or if requested by Parent, the Company shall), in consultation with Parent, purchase prior to the Effective Time a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits in the aggregate as the Current Company D&O Insurance with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Combination and other transactions contemplated by this Agreement, at an aggregate cost up to but not exceeding the aggregate maximum amount payable pursuant to the proviso above for such six-year period. If such prepaid “tail policy” has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.12(c) and the Surviving Company shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d) Notwithstanding anything in this Section 5.12 to the contrary, the rights of the Indemnified Parties and their heirs and legal representatives under this Section 5.12 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation and bylaws (or comparable organizational documents) of the Company or any of its Subsidiaries, under the indemnification agreements listed in Section 5.12(a) of the Company Disclosure Letter, or under any other applicable Laws.

(e) The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

Section 5.13 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall use their reasonable best efforts to approve in advance in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each respective officer or director of the Company who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act as a result of the transactions contemplated hereby) with respect to equity securities of the Company or Parent, as the case may be.

Section 5.14 Control of Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other’s operations prior to the Effective Time. Prior to the Effective Time, Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 5.15 Parent Board; Governance Matters.

(a) At or prior to the Effective Time, Parent shall take all actions reasonably necessary to increase the size of the Parent Board to twelve (12) members and to appoint to the Parent Board three (3) members of the Company’s Board of Directors selected by the Company from any of the directors elected at or appointed after the 2016 annual meeting of stockholders of the Company (the “Company Designees”); provided, that such directors are reasonably acceptable to Parent taking into account Parent’s normal corporate governance process for selection of its board members, including, but not limited to, a review of such individuals’ skills, experience and independence; provided, further, that if any Company

Designee is not acceptable to Parent in its reasonable discretion, or is unable or unwilling to serve on the Parent Board, then the Company shall select a different director in accordance with this Section 5.15(a) (who shall be reasonably acceptable to Parent) until three (3) Company Designees are able and willing to serve on the Parent Board and have been deemed reasonably acceptable to Parent.

(b) From and after the Effective Time, the Company Designees shall serve as directors of Parent until the next annual meeting of Parent’s stockholders and until their successors are duly elected and qualified in accordance with the organizational documents of Parent. Subject to consummation of the Combination, Parent shall cause the Company Designees to be included in Parent’s proxy statement in respect of the first annual meeting of stockholders immediately following the Closing, as nominees of Parent for election to the Parent Board and shall solicit proxies in favor of the election of the Company Designees to the Parent Board from the stockholders of Parent eligible to vote for the election of directors at such next annual meeting, using efforts no less than the efforts used to solicit proxies in favor of the election of other individuals nominated to the Parent Board by Parent.

Section 5.16 Dividend Matters. Parent and the Company shall coordinate with each other to designate the same record and payment dates for Parent’s and the Company’s respective quarterly dividends declared in any calendar quarter in which the Closing Date might reasonably be expected to occur; provided, that each of Parent and Company shall designate the Business Day immediately prior to the Closing Date as the record and payment date for each such party’s final quarterly dividend (the “Final Pre-Closing Quarterly Dividend”), which shall be in an amount equal to each party’s respective regular quarterly cash dividend, pro-rated based on the number of days elapsed in such calendar quarter up to such record date. After the Closing Date, all holders of Parent Common Stock (including former holders of Company Common Stock or Company Stock Options who have received Parent Common Stock pursuant to the Merger) shall be entitled to receive with respect to each such share of Parent Common Stock, as and when declared by the Parent Board, on the next record date for payment of dividends with respect to Parent Common Stock, Parent’s regular quarterly cash dividend in effect as of the date hereof, pro-rated based on the number of days from the Closing Date through such subsequent record date.

Section 5.17 Financing Efforts and Related Cooperation.

(a) Parent shall keep the Company reasonably and promptly informed on the status of material developments in respect of any Financing (as defined below).

(b) Parent, Merger Sub 1 and Merger Sub 2 acknowledge and agree that the obtaining of any Financing is not a condition to the Closing. For the avoidance of doubt, if any Financing has not been obtained, Parent, Merger Sub 1 and Merger Sub 2 shall continue to be obligated, prior to any termination of this Agreement pursuant to Section 7.1 and subject to the fulfillment or waiver of the conditions set forth in Article VI, to complete the Combination and consummate the other transactions contemplated by this Agreement.

(c) Prior to the Effective Time, the Company shall provide (and shall use reasonable best efforts to cause its directors, officers, employees, consultants, advisors, counsel, accountants, auditors and other representatives to provide) such cooperation as is reasonably requested by Parent with respect to the arrangement, marketing, syndication and consummation of debt and/or equity financing that, in Parent’s sole discretion, is desirable in connection with the Combination and the other transactions contemplated by this Agreement (the “Financing”), including (i) assisting in the preparation for and participating in a reasonable number of marketing meetings for the Financing Sources (as defined below), presentations and calls and a reasonable number of other due diligence sessions with prospective lenders and ratings agencies in each case in connection with any Financing, and otherwise providing cooperation that is customary and reasonable in connection with the marketing efforts of Parent and the Financing Sources, (ii) providing pertinent and customary information regarding the Company and its Subsidiaries reasonably requested by Parent and the Financing Sources, including delivery of any requested documentation and other information regarding the Company and its Subsidiaries at least five (5) days prior to the Closing Date as has been reasonably requested in writing by the Financing Sources at least ten (10) days prior to the Closing Date as Financing Sources reasonably determine is required under applicable “know your customer”, anti-money laundering rules and regulations and the USA Patriot Act of 2001, (iii) assisting Parent and the Financing Sources in the preparation of appropriate and customary lender and investor presentations, rating agency presentations, offering memoranda (including management’s discussion and analysis to the extent reasonably requested by the lead initial purchaser or placement agent in connection with a securities offering), prospectuses (including management’s discussion and analysis to the extent reasonably requested by the lead underwriter in connection with a securities offering), bank information memoranda or similar marketing material and similar documents for any Financing, (iv) assisting in reviewing and commenting on the definitive agreements for any Financing (the “Financing Documents”), (v) taking all reasonable and customary corporate action or limited liability company action, as applicable, subject to the occurrence of the Closing, necessary to permit and/or authorize the consummation of any Financing, (vi) to the extent the Company or any of its Subsidiaries will become a party to any Financing Document following the Effective Time, provide pertinent and customary information with respect to the properties and assets of the Company and its Subsidiaries reasonably required in connection with any financing and provide (including using reasonable best efforts to obtain such documents from its advisors) any pledge and security documents, other definitive financing documents, or other certificates that facilitate the creation, perfection or enforcement of Liens securing the Financing, (vii) furnishing, or causing to be furnished, to Parent, (A) audited balance sheets for the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013 and such further fiscal years ending at least sixty (60) days prior to the Closing Date, and audited statements of income and cash flows for the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013 and such further fiscal years ending at least sixty (60) days prior to the Closing Date and (B) unaudited balance sheets and related statements of income and cash flows for each fiscal quarter (and corresponding prior year period) ending after the close of its most recent fiscal year which are no more than one hundred and thirty five (135) days old at Closing, in the case of clauses (A) and (B), prepared in accordance with GAAP and reviewed (SAS 100) by the Company’s accountants (with such review (x) including a review of the financial statements for the corresponding period in the previous fiscal year and (y) being conducted in accordance with applicable accounting standards), (viii) providing reasonable assistance to Parent for the preparation of pro forma financial information and projections required to consummate any Financing or to comply with applicable Law, (ix) using reasonable best efforts to secure the consent of the independent accountants of the Company and its Subsidiaries related to the financial statements described above, (x) requesting that the Company’s and its Subsidiaries’ independent accountants reasonably participate in drafting sessions and accounting due diligence sessions in connection with any Financing, including requesting that they provide customary comfort letters (including “negative assurance” comfort) with respect to financial information related to the Company and its Subsidiaries, to the extent required in connection with the marketing and syndication of any Financing or as are customarily required in an underwritten offering of securities, (xi) informing Parent promptly in writing if the Company Board or a committee thereof, the Company’s chief financial officer or any other executive officer of the Company concludes that any previously issued financial statements included or intended to be used in connection with the financing should no longer be relied upon, (xii) informing Parent promptly in writing if any member of the Company Board, the Company’s chief financial officer or any other executive officer of the Company shall have knowledge of any facts as a result of which a restatement of any of the Company’s or its Subsidiaries’ financial statements is required or reasonably likely and (xiii) providing all cooperation that is reasonable and customary to satisfy the conditions precedent in any Financing Documents relating to any Financing to the extent the satisfaction of such conditions requires the reasonable and customary cooperation of, or is within the control of, the Company and its Subsidiaries;

provided, that, in each case, (A) none of the Company or its Subsidiaries or any of their respective officers, directors, managers, employees, advisors, accountants, consultants, auditors, agents and other representatives shall be required to (1) pay (or agree to pay) any commitment or other fee, provide any indemnities or incur any liability or obligation, or enter into any Contract, authorization or approval in connection with any Financing (other than Contracts, authorizations or approvals, or indemnities, liabilities or obligations, entered into or incurred by the Company or its Subsidiaries that only become effective upon the consummation of the Closing), (2) give any indemnities in connection with the Financing that are effective prior to the Effective Time, (3) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries, (4) provide any information the disclosure of which is prohibited or restricted under applicable Law or subject to legal privilege (unless (i) such information would otherwise be customarily provided in connection with due diligence efforts or is otherwise necessary to establish or maintain a due diligence defense of any Financing Source or other party in connection with a securities offering and (ii) Parent or any of its Subsidiaries is making a securities offering for the primary purpose of funding the Combination and the other transactions contemplated by this Agreement), (5) take any action that will conflict with or violate any applicable Law or would result in a violation or breach of, or default under, any material agreement to which the Company or any of its Subsidiaries is a party or (6) execute any agreement, certificate, document or instrument pursuant to this Section 5.17(c) with respect to the Financing that would be effective prior to the Effective Time, (B) no officer, director, manager, employee, advisor, accountant, consultant, auditor, agent or other representative of the Company or its Subsidiaries shall be required to deliver any certificate or opinion or take any other action pursuant to this Section 5.17(c) or any other provision of this Agreement that could reasonably be expected to result in personal liability to such officer, director, manager, employee, advisor, accountant, consultant, auditor, agent or other representative of the Company or its Subsidiaries, (C) the effectiveness of any Financing Document delivered pursuant to this Section 5.17(c) executed by the Company or its Subsidiaries with respect thereto, and the attachment of any lien, shall be subject to the consummation of the Closing and the occurrence of the Effective Time and (D) the members of the Company Board as of immediately prior to the Effective Time shall not be required to approve any Financing or definitive documents related thereto prior to the Effective Time; provided further, that the Company shall not be required to comply with clauses (ix) and (x) of this Section 5.17(c) unless necessary or reasonably requested by Parent or any Financing Source in connection with a securities offering. “Financing Source” means, in its capacity as such, any agent, arranger, lender, underwriter, purchaser, noteholder or other debt or equity financing source providing a commitment to provide or arrange all or part of any Financing pursuant to any commitment letter, engagement letter or any Financing Documents in connection with the transactions contemplated by this Agreement (whether debt or equity and whether public or private), including any joinder agreements, indentures or credit agreements entered into pursuant thereto or related thereto, and their respective affiliates.

Parent will promptly reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees and expenses) incurred by it and its Subsidiaries in complying with their respective covenants pursuant to this Section 5.17(c). Parent shall indemnify, defend and hold harmless the Company and its Subsidiaries, and each of their respective directors, officers, employees, agents and other Representatives from and against any and all losses, damages, claims, interest, costs, expenses, awards, judgments, penalties and amounts paid in settlement suffered or incurred, directly or indirectly, in connection with the Financing (including providing the support and cooperation contemplated by Section 5.17(c)) or any information provided in connection therewith, other than any claims arising (x) from fraud, intentional misrepresentation, willful misconduct or gross negligence of the Company, its Subsidiaries or their respective directors, officers, employees, agents and other Representatives or (y) as a result of information provided by the Company, its Subsidiaries or their respective directors, officers, employees, agents and other Representatives to Parent specifically to be used in connection with the Financing being materially misleading or materially incorrect. Notwithstanding anything to the contrary herein, it is understood and agreed that the condition set forth in Section 6.03(b), solely as applied to the Company’s obligations under this Section 5.17(b), shall be deemed to be satisfied unless the Debt Financing has not been obtained as a direct result of the Company’s willful and material breach of its obligations under this Section 5.17(b).

(d) The Company and its Subsidiaries hereby consent to the use of their logos in connection with any Financing; provided that such logos are used (i) solely in a manner that is not reasonably likely to harm or disparage the Company or its Subsidiaries or their reputation, goodwill or marks, (ii) in conformance with the Company’s usage requirements to the extent made available to Parent prior to the date of this Agreement and (iii) solely in connection with a description of the Company, its business and products or the Combination.

(e) Prior to or at the Closing, the Company shall deliver an executed payoff letter (the “Debt Payoff Letter”) in customary form for the Second Amended and Restated Credit Agreement, dated as of June 30, 2016, by and among the Company, the lenders party thereto and Regions Bank (the “Credit Agreement”) (a draft of which shall be provided to Parent no later than two (2) Business Days prior to the Closing Date). For the avoidance of doubt, Parent and its Subsidiaries shall provide the funds necessary for the payment in full of the Credit Agreement and any other amounts payable under the Debt Payoff Letter.

(f) Notwithstanding any other provision set forth herein or in any other agreement between Parent and the Company (or their respective affiliates), the Company agrees that Parent and its affiliates may share any information with respect to the Company and its Subsidiaries with the Financing Sources in connection with any marketing efforts in connection with any Financing; provided, that the recipients of such information and any other information contemplated to be provided by the Company or any of its affiliates pursuant to this Section 5.17 agree to customary confidentiality arrangements including “click through” confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda.

Section 5.18 Treatment of Existing Indentures.

(a) Parent will be permitted to commence offers to purchase (each an “Offer to Purchase”) and to conduct consent solicitations related to any or all of the Existing Notes (as defined below), on such terms and conditions, including pricing terms and amendments to the terms and provisions of the Existing Indentures, on terms that are acceptable to Parent (each, a “Debt Tender Offer” and collectively, the “Debt Tender Offers”), and the Company shall assist Parent in connection therewith; provided, that any Debt Tender Offer commenced prior to the Closing shall be expressly conditioned on the occurrence of the Closing and shall be consummated substantially simultaneously with or after the Closing using funds provided by Parent. Parent shall provide the Company with the necessary offer to purchase, letter of transmittal or other related documents in connection with the Debt Tender Offer and a reasonable period of time in advance of commencing the Debt Tender Offer to allow the Company and its counsel to review and comment on such documents. Each Debt Tender Offer shall be conducted in compliance with the applicable Existing Indenture and applicable Law, including SEC rules and regulations, and the Company shall not be required to cooperate with respect to any Debt Tender Offer that is not in compliance with (i) the applicable Existing Indenture and (ii) all applicable Laws. For the avoidance of doubt, Parent hereby covenants and agrees to provide all funds necessary for the full and timely payment of all Existing Notes validly tendered (and not withdrawn) by the holders thereof and accepted by Parent for purchase pursuant to a Debt Tender Offer. “Existing Indentures” means, collectively, the Indenture, dated as of May 29, 2013, governing the 7.375% Senior Secured Notes due 2020 (the “Existing Secured Notes”), between the Company, as issuer, and Regions Bank, as trustee (the “Secured Notes Trustee”), as supplemented by the First Supplemental Indenture, dated as of December 31, 2013, and the Indenture, dated as of May 17, 2011, governing the 8.875% Senior Notes due 2019 (the “Existing Unsecured Notes” and, together with the Existing Secured Notes, the “Existing Notes”), between the Company, as issuer, and Deutsche Bank Trust Company Americas, as trustee (the “Unsecured Notes Trustee” and, together with the Secured Notes Trustee, the “Trustees”), as supplemented by the First Supplemental Indenture, dated as of June 7, 2011, the Second Supplemental Indenture, dated as of September 27, 2011, the Third Supplemental Indenture, dated as of May 29, 2013, and the Fourth Supplemental Indenture, dated as of December 31, 2013.

(b) The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and its Subsidiaries’ respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Debt Tender Offers, including using reasonable best efforts in assisting Parent with its preparation of the offers to purchase, consent solicitation statements, letters of transmittal and/or forms of consent and other related documentation. The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Debt Tender Offers shall be selected by Parent. Parent shall be permitted to (i) waive any of the conditions to the Debt Tender Offers (other than the occurrence of the Closing) and make any other change to the Debt Tender Offers and (ii) extend the offer period and consent period applicable to a Debt Tender Offer to a date selected by Parent. The Company shall use its reasonable best efforts to take all other actions and obtain and/or execute and deliver all other documents (including, after the Effective Time, any officer’s certificates and supplemental indentures) as may be required or reasonably requested by Parent to effect the Debt Tender Offers or any consent solicitations.

(c) If requested by Parent, in lieu of Parent commencing a Debt Tender Offer for any portion of any series of Existing Notes, the Company shall use its reasonable best efforts, to the extent permitted by such series of Existing Notes and the applicable Existing Indenture, to (A) substantially simultaneously with the Closing, issue a notice of optional redemption for all of the outstanding aggregate principal amount of such series of Existing Notes, pursuant to the provisions of the applicable Existing Indenture at a time designated by Parent but no earlier than the Closing Date, and (B) take any other actions (including delivering such officer’s certificates and opinions as may be reasonably requested by Parent) at and after the Effective Time reasonably requested by Parent to facilitate the satisfaction and discharge of such series of Existing Notes and the release of any Liens in connection therewith pursuant to the provisions of the applicable Existing Indenture and the other provisions of such Existing Indenture applicable thereto at a time designated by Parent but no earlier than the Closing Date; provided, that substantially simultaneously to the Company’s being required to issue such notice of optional redemption, Parent shall have, or shall have caused to be, deposited with the Trustee under the applicable Existing Indenture sufficient funds to effect such redemption and satisfaction and discharge. The redemption and satisfaction and discharge of any series of Existing Notes pursuant to the preceding sentence are referred to collectively as the “Satisfaction and Discharge” of such series of Existing Notes. The Company shall, and shall cause its Subsidiaries and Representatives to, use its reasonable best efforts to provide all cooperation reasonably requested by Parent in connection with the Satisfaction and Discharge of any series of Existing Notes identified to the Company by Parent at any time. Upon completion of the Satisfaction and Discharge, the Company shall use its reasonable best efforts to cause the Trustee to promptly deliver to the Company and Parent an acknowledgment that the Satisfaction and Discharge has been completed and that the Liens securing the Existing Secured Notes have been released.

(d) Parent shall prepare all necessary and appropriate documentation in connection with any Debt Tender Offer (including any related consent solicitation) and/or Satisfaction and Discharge, as the case may be, and the Company shall have a reasonable opportunity to review and comment upon such documents.

(e) Notwithstanding any provisions in this Agreement to the contrary, (A) no personal liability shall be imposed on the officers, directors, managers, employees, advisors, accountants, consultants, auditors, agents or other representatives of the Company or its Subsidiaries, (B) the Company and its Subsidiaries and their respective officers, directors, managers, employees, advisors, accountants, consultants, auditors, agents and other representatives shall not be required to take any action that would unreasonably interfere with the operation of the business of the Company and its Subsidiaries or conflict with any applicable Law or any material agreement of the Company or its Subsidiaries (other than any agreement being terminated or amended in connection with the Combination such that no conflict would occur), (C) neither the Company nor any of its Subsidiaries shall be required to pay any fees or incur any other liability or obligation in connection with an Offer to Purchase, Debt Tender Offer or Satisfaction and Discharge or be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or agree to provide any indemnity in connection with an Offer to Purchase, Debt Tender Offer or Satisfaction and Discharge, (D) Parent and its affiliates shall not acquire any of the Existing Notes prior to the Closing Date and (E) any legal opinions deliverable in connection with any Financing, Offer to Purchase, Debt Tender Offer or Satisfaction and Discharge shall be delivered by counsel to Parent.

(f) Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses paid to third parties (including advisor’s fees and expenses) incurred by the Company in connection with any Offer to Purchase, Debt Tender Offer or Satisfaction and Discharge. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective officers, employees and other Representatives from and against any and all liabilities or losses, damages, claims, interest, costs, expenses, awards, judgments, penalties and amounts paid in settlement suffered or incurred, directly or indirectly, by them in connection with any Offer to Purchase or Debt Tender Offer or Satisfaction and Discharge and any information utilized in connection therewith (other than arising from information provided in writing by the Company or on behalf of the Company by its Representatives expressly for use in connection with such Offer to Purchase or Debt Tender Offer or Satisfaction and Discharge), except in the event such loss, damage or other amount is found by a court of competent jurisdiction to have resulted from fraud, intentional misrepresentation, willful misconduct or gross negligence of the Company, its Subsidiaries or their respective Representatives.

Section 5.19 NASDAQ Listing. Between the date of this Agreement and the Closing Date, each party shall maintain its NASDAQ listing.

Section 5.20 Period End Audit Cooperation. With respect to any fiscal quarter or year ended prior to the Closing Date for which any SEC reports would be due from the Company or its Subsidiaries after the Closing Date and any audits involving the Company or its

Subsidiaries which will continue after the Closing Date, the Company shall, and shall cause its Subsidiaries and Representatives to, (i) use commercially reasonable efforts from the date hereof through the Closing Date to prepare and coordinate such SEC reports or audits, as applicable, in substantially the same manner as they would be prepared or coordinated by the Company if they were due or completed prior to the Closing Date and (ii) use commercially reasonable efforts to facilitate the transfer to Parent of all material documentation necessary for the preparation and coordination of such SEC reports or audits, as applicable, in connection with the Closing.

Section 5.21 Parent Charter Amendment. Prior to the Effective Time, and subject to obtaining the Parent Stockholder Approval, Parent shall file with the Secretary of State the Parent Charter Amendment.

Section 5.22 Holding Company Formation. The Company and Parent shall cooperate in good faith with each other in connection with analyzing the advisability of, prior to the Effective Time, the Company incorporating or causing to be incorporated a new Delaware corporation as a wholly-owned subsidiary of EarthLink Business Holdings, LLC (“Europa Guarantor”) and contributing or causing to be contributed to such corporation all of the stock and other ownership interests in the Company Subsidiaries held by EarthLink Business, LLC. Any such reorganization contemplated by this Section 5.22 shall be in the reasonable discretion of the Company.

Section 5.23 Parent Rights Agreement. Prior to the Effective Time, Parent shall not amend the Parent Rights Agreement in any way that alters the provisions set forth in Section 4.2(f) of the Parent Disclosure Letter.

Section 5.24 Availability of Funds. From the date hereof until the Effective Time, Parent shall at all times maintain available funds necessary to consummate the Combination and the transactions contemplated by this Agreement (including pursuant to Section 5.17(e) and Section 5.18 and, for avoidance of doubt, repayment of the Existing Notes, if necessary, in accordance with their terms), taking into account (i) unrestricted cash, (ii) availability under the Parent Credit Agreement (iii) the proceeds of any subsequent borrowings or of any other financing permitted by this Agreement and incurred for the primary purpose of consummating the Combination and the other transactions contemplated by this Agreement and (iv) any commitment letter issued by a Financing Source for the primary purpose of providing funds to finance the Combination and the other transactions contemplated hereby in form and substance reasonably acceptable to the Company. Upon the Company’s written request from time to time (not to exceed more than one (1) request in any 30-day period) prior to the Effective Time, Parent shall provide the Company a written certification of its chief financial officer, together with reasonable supporting documentation, that such funds remain available in the manner required by this Section 5.24.

ARTICLE VI

CONDITIONS TO THE COMBINATION

Section 6.1 Conditions to Each Party’s Obligation to Effect the Combination. The respective obligations of each party to effect the Combination shall be subject to the satisfaction (or waiver by all parties, to the extent permitted by Law) at or prior to the Effective Time of the following conditions:

(a) The Company Stockholder Approval shall have been obtained in accordance with applicable Law.

(b) The Parent Stockholder Approval shall have been obtained in accordance with the rules of the NASDAQ (in the case of the Stock Issuance) and the DGCL (in the case of the Parent Charter Amendment).

(c) The Parent Charter Amendment shall have been duly filed with the Secretary of State and be in full force and effect.

(d) No applicable Law or other legal restraint or prohibition and no binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect that prevents, makes illegal or prohibits the consummation of the Combination.

(e) The Form S-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(f) The shares of Parent Common Stock issuable in the Merger shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

(g) The waiting period (and any extension thereof) applicable to the Combination under the HSR Act shall have expired or been earlier terminated.

(h) Any and all authorizations required to be obtained from the FCC in connection with the consummation of the Combination shall have been obtained and shall be an effective Order of the FCC.

(i)  The Consents requested in the PSC Applications, as further set forth in Section 6.1(i) of the Company Disclosure Letter and Section 6.1(i) of the Parent Disclosure Letter, shall have been obtained from the applicable State Regulators, and such Consents shall be in full force and effect.

Section 6.2 Conditions to Obligation of the Company to Effect the Combination. The obligation of the Company to effect the Combination is further subject to the satisfaction (or waiver by the Company, to the extent permitted by Law) at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of Parent contained herein (other than the representation and warranties set forth in Section 4.1(a), Section 4.1(b), Section 4.2(a) and Section 4.3(a)) shall be true and correct at and as of the Effective Time with the same effect as though made at and as of the Effective Time; (ii) the representations and warranties of Parent set forth in Section 4.1(a), Section 4.1(b) and Section 4.3(a) shall be true and correct in all material respects at and as of the Effective Time with the same effect as though made at and as of the Effective Time; and (iii) the representations and warranties of Parent set forth in Section 4.2(a) and Section 4.15(g) shall be true and correct in all respects (other than, in the case of Section 4.2(a), any de minimis exceptions) at and as of the Effective Time with the same effect as though made at and as of the Effective Time; except, (x) in the case of each of the foregoing clauses (i) through (iii), that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be determined at and as of such date and not as of the Effective Time, and (y) solely with respect to the foregoing clause (i), where any such failure of the representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifications contained therein) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Parent shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) Since the date of this Agreement, there shall have been no Circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(d) The Company shall have received a Tax Opinion of its Tax Counsel, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its Tax Opinion, the Company’s Tax Counsel shall be entitled to receive and rely upon the Tax Representation Letters.

(e) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by its Chief Executive Officer or any Vice President, certifying to the effect that the conditions set forth in Section 6.2(a) through Section 6.2(c) have been satisfied as of the Effective Time.

Section 6.3 Conditions to Obligation of Parent, Merger Sub 1 and Merger Sub 2 to Effect the Combination. The respective obligations of each of Parent, Merger Sub 1 and Merger Sub 2 to effect the Combination is further subject to the satisfaction (or waiver by Parent, to the extent permitted by Law) at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of the Company contained herein (other than the representations and warranties in Section 3.1(a), Section 3.1(b), Section 3.2(a) and Section 3.3(a)) shall be true and correct at and as of the Effective Time with the same effect as though made at and as of the Effective Time; (ii) the representations and warranties of the Company set forth in Section 3.1(a), Section 3.1(b) and Section 3.3(a) shall be true and correct in all material respects at and as of the Effective Time with the same effect as though made at and as of the Effective Time, and (iii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all respects (other than any de minimis exceptions) at and as of the Effective Time with the same effect as though made at and as of the Effective Time; except, (x) in the case of each of the foregoing clauses (i) through (iii), that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be determined at and as of such date and not as of the Effective Time, and (y) solely with respect to the foregoing clause (i), where any such failure of the representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifications contained therein) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) Since the date of this Agreement, there shall have been no Circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d) Parent shall have received a Tax Opinion of its Tax Counsel, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its Tax Opinions, Parent’s Tax Counsel shall be entitled to receive and rely upon the Tax Representation Letters.

(e) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or any Vice President, certifying to the effect that the conditions set forth in Section 6.3(a) through Section 6.3(c) have been satisfied as of the Effective Time.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, which action (A) in the case of Section 7.1(a), Section 7.1(b)(i), Section 7.1(b)(ii), Section 7.1(c), Section 7.1(d) and Section 7.1(i) may be taken or authorized before or after the Company Stockholder Approval or the Parent Stockholder Approval, as the case may be, (B) in the case of Section 7.1(e), Section 7.1(f), Section 7.1(g) and Section 7.1(h), may be taken or authorized only before the Parent Stockholder Approval or the Company Stockholder

Approval, as the case may be, and (C) in the case of Section 7.1(b)(iii) and Section 7.1(b)(iv), may be taken or authorized only after the Parent Stockholders’ Meeting where a vote was taken or the Company Stockholders’ Meeting where a vote was taken, as the case may be:

(a) by mutual written consent of the Company and Parent;

(b) by written notice of either the Company or Parent:

(i) if the Combination shall not have been consummated by the date that is twelve (12) months after the date of this Agreement (the “Outside Date”); provided, however, that the Outside Date may be extended (x) for up to an additional ninety (90) days by either the Company or Parent by written notice to the other party if (A) the Closing shall not have occurred because of the failure to satisfy any of the conditions set forth in Section 6.1(d), Section 6.1(g), Section 6.1(h) or Section 6.1(i), and (B) all of the other conditions to Closing set forth in Article VI of this Agreement (other than those conditions that by their nature are to be satisfied at the Effective Time) have been satisfied or waived (to the extent permitted by Law) or (y) as provided in Section 8.5(b); provided, further, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose failure to comply with any provision of this Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur on or before such Outside Date;

(ii) if a Governmental Entity that is of competent jurisdiction shall have enacted any Law or shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Combination, which Law, order, decree, ruling or other action (or non-action) is final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have complied, in all material respects, with its obligations under Sections 5.9(d) and Section 5.9(e);

(iii) if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders’ Meeting (unless the Parent Stockholders’ Meeting has been postponed or adjourned, in which case at the final postponement or adjournment thereof); or

(iv) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting (unless the Company Stockholders’ Meeting has been postponed or adjourned, in which case at the final postponement or adjournment thereof).

(c) by the Company, upon a breach of any covenant or agreement on the part of Parent set forth in this Agreement, or if any of the representations or warranties of Parent set forth in this Agreement fails to be true and correct, which breach (A) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is incapable of being cured or, if capable of being cured, the Company shall not have commenced good faith efforts to cure the breach or failure to perform within 20 calendar days following (or the breach or failure to perform is not cured within 45 calendar days following) receipt by Parent of written notice thereof from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(c) and the basis for such termination; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(d) by Parent, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any of the representations or warranties of the Company set forth in this Agreement fails to be true and correct, which breach (A) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is incapable of being cured or, if capable of being cured, the Company shall not have commenced good faith efforts to cure the breach or failure to perform within 20 calendar days following (or the breach or failure to perform is not cured within 45 calendar days following) receipt by the Company of written notice thereof from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(d) and the basis for such termination; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if Parent, Merger Sub 1 or Merger Sub 2 is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(e) by the Company, at any time prior to the Parent Stockholder Approval, if Parent, the Parent Board or any committee thereof, for any reason, shall have failed to include in the Joint Proxy Statement distributed to the stockholders of Parent the recommendation of Parent Board that such stockholders approve the Parent Charter Amendment and the Stock Issuance, or made a Parent Adverse Recommendation Change;

(f) by Parent, at any time prior to the Company Stockholder Approval, if Company, the Company Board or any committee thereof, for any reason, shall have failed to include in the Joint Proxy Statement distributed to the stockholders of Company the recommendation of Company Board that such stockholders adopt this Agreement and approve the Combination, or made a Company Adverse Recommendation Change;

(g) by the Company, at any time prior to the Company Stockholder Approval, if (i) the Company receives a Company Alternative Transaction Proposal that the Company Board determines constitutes a Superior Company Proposal; (ii) the Company Board authorizes the Company to enter into a binding written agreement concerning the transaction that constitutes a Superior Company Proposal; (iii) the Company has complied in all material respects with its obligations under Section 5.5(b); and (iv) the Company, at or prior to any termination of this Agreement pursuant to this Section 7.1(g), pays to Parent the Company Termination Fee;

(h) by Parent, at any time prior to the Parent Stockholder Approval, if (i) Parent receives a Parent Alternative Transaction Proposal that the Parent Board determines constitutes a Superior Parent Proposal; (ii) the Parent Board authorizes Parent to enter into a binding written agreement concerning the transaction that constitutes a Superior Parent Proposal; (iii) Parent has complied in all material respects with its obligations under Section 5.4(b); and (iv) Parent, at or prior to any termination of this Agreement pursuant to this Section 7.1(h), pays to the Company the Parent Termination Fee; or

(i) by the Company (x) if (i) all of the conditions set forth in Section 6.1 and Section 6.3 have been and continue to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being able to be satisfied), (ii) Parent, Merger Sub 1 and Merger Sub 2 fail to consummate the Combination on the date required pursuant to Section 1.2, (iii) the Company has irrevocably notified Parent in writing that (A) it is ready, willing and able to consummate the Closing and (B) all conditions set forth in Section 6.1 and Section 6.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being able to be satisfied) or that it is willing to waive any unsatisfied conditions set forth in Section 6.2 and (iv) Parent, Merger Sub 1 and Merger Sub 2 shall have failed to consummate the Combination by the third Business Day after the delivery of the notice described in clause (iii), or (y) at any time upon Parent’s breach of Section 5.24.

Section 7.2 Effect of Termination. In the event of termination of this Agreement by Parent or the Company as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, and there shall be no liability or obligation arising under this Agreement on the part of Parent, Merger Sub 1, Merger Sub 2, the Company or any of their former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents or affiliates (collectively, the “Covered Persons”) except (i) as set forth in Section 3.30, Section 4.31, Section 5.3(c), the second-to-last and third-to-last sentences of Section 5.17(c), Section 5.18(f), this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement, and (ii) that, subject to the second sentence of Section 7.3(f), nothing herein shall relieve any Covered Person from any further liability or damages for any willful and material breach of any representation, warranty, covenant or agreement contained herein or for actual and intentional fraud, which liability or damages shall not be limited to reimbursement of the party’s expenses or out-of-pocket costs and may include, to the extent proven and recoverable under applicable Law, other damages suffered by the party, and the calculation of damages suffered by the party may include, to the extent proven, loss suffered by the party’s stockholders (including the benefit of the bargain lost by the party’s stockholders, taking into account without limitation the total amount payable to such stockholders under this Agreement), which shall be deemed in such event to be damages only of the party and not of the party’s stockholders themselves. For purposes of this Agreement, “willful and material breach” means a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would reasonably be expected to, cause a material breach of this Agreement. For the avoidance of doubt, any party’s failure to effect the Closing when required under this Agreement shall be a willful and material breach of this Agreement by such party.

Section 7.3 Payments.

(a) Company Termination Fee. In the event that:

(i) Parent terminates this Agreement pursuant to Section 7.1(f);

(ii) the Company terminates this Agreement pursuant to Section 7.1(g); or

(iii) (A) any Company Alternative Transaction Proposal shall have been publicly announced or shall have become publicly disclosed after the date hereof and thereafter this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i), Section 7.1(b)(iv) or Section 7.1(d) and (B) within twelve (12) months after such termination of this Agreement, a Company Alternative Transaction shall have been consummated or any definitive agreement with respect to a Company Alternative Transaction shall have been entered into and subsequently consummated;

then, in each case, the Company shall pay Parent a fee in cash equal to thirty-five million dollars ($35,000,000) in immediately available funds (the “Company Termination Fee”) (x) within two (2) Business Days after such termination, in the case of a termination described in Section 7.3(a)(i), (y) simultaneously with such termination, in the case of a termination described in Section 7.3(a)(ii), or (z) simultaneously with such fee becoming payable under Section 7.3(a)(iii), in the case of a termination described in Section 7.3(a)(iii). For the purposes of clause (B) of Section 7.3(a)(iii), the term “Company Alternative Transaction” shall mean a transaction of a type described in the definition of “Company Alternative Transaction Proposal” in Section 5.5(e)(i), except that the references to “fifteen percent (15%)” and “eighty-five percent (85%)” in the definition of “Company Alternative Transaction Proposal” in Section 5.5(e)(i) shall be deemed to be references to “fifty percent (50%).”

(b) Parent Termination Fee. In the event that:

(i) the Company terminates this Agreement pursuant to Section 7.1(e);

(ii) Parent terminates this Agreement pursuant to Section 7.1(h)

(iii) (A) any Parent Alternative Transaction Proposal shall have been publicly announced or shall have become publicly disclosed after the date hereof and thereafter this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i), Section 7.1(b)(iii) or Section 7.1(c) and (B) within twelve (12) months after such termination of this Agreement, a Parent Alternative Transaction shall have been consummated or any definitive agreement with respect to a Parent Alternative Transaction shall have been entered into and subsequently consummated; or

(iv) the Company terminates this Agreement pursuant to Section 7.1(i) and elects, pursuant to its notice of termination, to receive the Parent Termination Fee;

then, in each case, Parent shall pay the Company a fee in cash equal to (I) thirty-five million dollars ($35,000,000), in the case of a termination described in Section 7.3(b)(i)-(iii) or (II) seventy million dollars ($70,000,000), in the case of a termination described in Section 7.3(b)(iv), in each case in immediately available funds (the “Parent Termination Fee”) (x) within two (2) Business Days after such termination, in the case of a termination described in Section 7.3(b)(i)

or Section 7.3(b)(iv), (y) simultaneously with such termination, in the event of a termination described in Section 7.3(b)(ii), or (z) simultaneously with such fee becoming payable under Section 7.3(b)(iii), in the event of a termination described in Section 7.3(b)(iii). For the purposes of clause (B) of Section 7.3(b)(iii), the term “Parent Alternative Transaction” shall mean a transaction of the type described in the definition of “Parent Alternative Transaction Proposal” in Section 5.4(e)(i), except that the references to “fifteen percent (15%)” and “eighty-five percent (85%)” in the definition of “Parent Alternative Transaction Proposal” in Section 5.4(e)(i) shall be deemed to be references to “fifty percent (50%).”

(c) Parent Expenses. If this Agreement is validly terminated pursuant to Section 7.1(b)(iv), then the Company must within two (2) Business Days after such termination pay or cause to be paid to Parent or its designee an amount equal to that required to reimburse Parent, Merger Sub 1, Merger Sub 2 and their respective Affiliates for all fees and expenses (up to a maximum amount of ten million dollars ($10,000,000)) incurred in connection with this Agreement and the transactions contemplated hereby (the “Parent Expenses”) by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(d) Company Expenses. If this Agreement is validly terminated pursuant to Section 7.1(b)(iii), then Parent must within two (2) Business Days after such termination pay or cause to be paid to the Company or its designee an amount equal to that required to reimburse the Company and its Affiliates for all fees and expenses (up to a maximum amount of ten million dollars ($10,000,000)) incurred in connection with this Agreement and the transactions contemplated hereby (the “Company Expenses”) by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(e) Interest and Costs; Other Remedies. All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as applicable, it being understood that in no event shall the Company or Parent be required to pay the Company Termination Fee or the Parent Termination Fee, respectively, on more than one occasion. Each of Parent and the Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party hereto would not enter into this Agreement. Accordingly, if Parent or the Company, as applicable, fails to pay in a timely manner the amounts due pursuant to this Section 7.3 and, in order to obtain such payment, Parent or the Company makes a claim that results in a judgment against the Company or Parent, as applicable, for such payment, the Company or Parent, as applicable, shall pay to the other party its reasonable, documented and out-of-pocket costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3 at the rate of interest per annum publicly announced by Bank of America, N.A. (or any successor thereto or other major money center commercial bank agreed to by the parties hereto) as its prime rate at its principal office in New York City, as in effect on the date such payment was required to be made.

(f) Exclusive Remedy. Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated and such termination gives rise to the obligation of the Company to pay the Company Termination Fee and the Company Expenses or Parent to pay the Parent Termination Fee and the Parent Expenses, as applicable, pursuant to this Section 7.3, upon payment of the Company Termination Fee and the Company Expenses or the Parent Termination Fee and the Parent Expenses, as applicable, if and when due, the sole and exclusive remedy of Parent or the Company, as applicable, against the other party and its associated Covered Persons for any breach, loss or damage arising out of, or related to, this Agreement (including the termination thereof) or the transactions contemplated hereby shall be the payment of the Company Termination Fee and the Company Expenses or the Parent Termination Fee and the Parent Expenses, as applicable, and Parent, in the case of any payment to it of the Company Termination Fee and the Company Expenses, or the Company, in the case of any payment to it of the Parent Termination Fee and the Parent Expenses, shall have no rights or claims against the other party or its associated Covered Persons arising out of, or related to, this Agreement or the transactions contemplated hereby, whether at law or equity, in contract, in tort or otherwise, and neither the Company, in the case of any payment of the Company Termination Fee and the Company Expenses to Parent, nor Parent, in the case of any payment of the Parent Termination Fee and the Parent Expenses to the Company, nor their respective associated Covered Persons shall have any further liability or obligation arising out of, or related to, this Agreement or the transactions contemplated hereby; provided that, in the event that the termination of this Agreement does not give rise to an immediate right of payment of the Company Termination Fee and the Company Expenses or the Parent Termination Fee and the Parent Expenses, as applicable, due to the terms of this Section 7.3 and either party shall have instituted an Action and/or the parties shall have settled any Action or otherwise resulting in payment of any damages or other amounts by one party to the other, then the amount of the Company Termination Fee and the Company Expenses or the Parent Termination Fee and the Parent Expenses, as applicable, shall be reduced dollar for dollar by the amount of any such payment by the Company or Parent, as applicable, described above in this proviso (and thereafter the sole and exclusive remedy provisions of this Section 7.3(f) shall apply in all respects), including for any loss suffered as a result of the failure of the Combination to be consummated or for a breach or failure to perform hereunder or otherwise, including for any willful and material breach or actual and intentional fraud, whether in equity or at Law, in contract, in tort or otherwise. If this Agreement is terminated (x) by the Company pursuant to Section 7.1(g) or by Parent pursuant to Section 7.1(h) and the Company pays the Company Termination Fee in accordance with Section 7.3(a) or Parent pays the Parent Termination Fee in accordance with Section 7.3(b), as applicable, or (y) by the Company pursuant to Section 7.1(i), the Company elects to receive the Parent Termination Fee in accordance with Section 7.3(b)(iv), and Parent pays the Parent Termination Fee in accordance with Section 7.3(b), then in each of the foregoing clauses (x) and (y), such payment of the Company Termination Fee or Parent Termination Fee shall, together with the Company Expenses and Parent Expenses, as and if applicable, be the sole and exclusive monetary damages remedy of Parent, Merger Sub 1 and Merger Sub 2 and their associated Cover Persons against the Company, in the case of Parent, and be the sole and exclusive monetary damages remedy of the Company against Parent, Merger Sub 1 and Merger Sub 2, in the case of the Company and its associated Cover Persons, for any loss suffered as a result of the failure of the Combination to be consummated or for a breach or failure to perform hereunder or otherwise, including for any willful and material breach or actual and intentional fraud, whether in equity or at Law, in contract, in tort or otherwise. If this Agreement is terminated by the Company pursuant to Section 7.1(i) and the Company elects not to demand payment of the Parent Termination Fee in accordance with Section 7.3(b)(iv), the Company shall be entitled to seek damages to the fullest extent provided hereunder; provided, however, that in the event the Company commences an Action to seek damages hereunder following termination, it shall irrevocably forfeit and waive any right to receive the Parent Termination Fee pursuant to Section 7.3(b)(iv). The foregoing shall not limit the right of the Company to seek specific performance of this Agreement prior to its termination, including in the event the Company is entitled to terminate this Agreement pursuant to Section 7.1(i). For the avoidance of doubt, (x) the Company does not waive its right to seek monetary damages (including the Parent Termination Fee) in accordance with and pursuant to the terms of this Agreement in the event the Company brings an Action for specific performance prior to termination of this Agreement and the Closing does not occur following such Action and (y) the foregoing provisions of this Section 7.3(f) shall not apply to the rights and obligations of the parties contained in the Confidentiality Agreement, all of which rights and obligations shall survive termination of this Agreement in accordance with their terms.

Section 7.4 Amendment or Supplement. At any time before or after approval of the matters presented in connection with the Combination by the respective stockholders of the Company and Parent and prior to the Effective Time, this Agreement may be amended or supplemented in writing by the Company and Parent with respect to any of the terms contained in this Agreement, except that following approval by the stockholders of the Company or Parent there shall be no amendment or change to the provisions hereof which by Law or in accordance with the rules of the NASDAQ or this Agreement requires further approval by such stockholders without such further approval, nor shall there be any amendment or change not permitted under applicable Law.

Section 7.5 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, the Company and Parent may:

(a) extend the time for the performance of any of the obligations or acts of the other party;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. Except for Section 3.30 and Section 4.31, none of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Combination. This Section 8.1 shall not be deemed to limit the survival of any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

Section 8.2 Expenses. Except as set forth in Section 5.17, Section 5.18 and Section 7.3, whether or not the Combination is consummated, all costs and expenses incurred in connection with the Combination, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

Section 8.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflict of laws thereof.

Section 8.5 Specific Performance; Jurisdiction.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of actual damages, in the Court of Chancery of the State of Delaware (the “Chancery Court”) or, if the Chancery Court lacks subject matter jurisdiction or declines jurisdiction, in any court of the United States located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Chancery Court or, if the Chancery Court lacks subject matter jurisdiction or declines jurisdiction, any federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Chancery Court or, if the Chancery Court lacks subject matter jurisdiction or declines jurisdiction, a federal court sitting in the State of Delaware, and (d) agrees that service of process upon such party in any such action or proceeding shall be effective if given in accordance with Section 8.7 or in such other manner as may be permitted by applicable Law.

(b) Notwithstanding anything to contrary in this Agreement, to the extent any party brings an action, suit or proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than action to specifically enforce any provision that expressly survives termination of this Agreement) when expressly available to such party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended to (i) the twentieth (20th) Business Day following the resolution of such action, suit or proceeding or (ii) such other time period established by the court presiding over such action, suit or proceeding.

Section 8.6 Waiver of Jury Trial. EACH OF PARENT, MERGER SUB 1, MERGER SUB 2 AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB 1, MERGER SUB 2 OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 8.7 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by reliable overnight delivery service (with proof of service) or hand delivery, addressed as follows:

To the Company:

EarthLink Holdings Corp.
1170 Peachtree St., Suite 900
Atlanta, Georgia 30309
Attention: General Counsel

With copies (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention:	Ross A. Fieldston, Esq.
Jeffrey D. Marell, Esq.
Email:	rfieldston@paulweiss.com
jmarell@paulweiss.com
Facsimile:	(212) 492-0075
(212) 492-0105

and

Troutman Sanders LLP
Troutman Sanders Building
1001 Haxall Point
Richmond, Virginia 23219
Attention:	David M. Carter, Esq.
Email:	david.carter@troutmansanders.com
Facsimile:	(804) 698-5196

To Parent, Merger Sub 1 or Merger Sub 2:

Windstream Holdings, Inc.
4001 Rodney Parham Road
Little Rock, Arkansas 72212
Attention: General Counsel
(with a copy to the Corporate Secretary)

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
Wilmington, Delaware 19801
Attention:	Robert B. Pincus, Esq.
Email:	bob.pincus@skadden.com
Facsimile:	(302) 434-3090

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so communicated or personally delivered or mailed by overnight service. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this Section 8.7; provided that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 8.9 Date For Any Action. In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 8.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party, unless such party waives its rights under this Section 8.10 with respect thereto. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.11 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the exhibits and schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. Notwithstanding anything contained in this Agreement to the contrary, except for, following the Effective Time, the right of the Company’s stockholders to receive the Merger Consideration pursuant to Section 2.1(a)(i) and the holders of Company Stock Options and Company Restricted Stock Units to receive, respectively, the Company Stock Option Consideration and Parent Exchange Units pursuant to Section 2.3 (provided that the Company’s stockholders shall not have the right to enforce their right to receive Merger Consideration against Parent or any of its affiliates while the aggregate Merger Consideration to which the Company’s stockholders are entitled pursuant to Article II remains deposited with the Exchange Agent and the Exchange Agent has not received any instruction from Parent or any of its affiliates to withhold payment); and the right of the Indemnified Parties to enforce the provisions of Section 5.12, which rights are hereby acknowledged and agreed by Parent, nothing contained in this Agreement is intended to, and nothing herein shall, confer upon any person other than the parties hereto any rights or remedies hereunder; provided, that, nothing in this Section 8.11 shall limit the right of Parent or the Company to seek damages as contemplated by Section 7.2.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

Section 8.13 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.14 Definitions.

(a) References in this Agreement to “Subsidiaries” of any party shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) more than fifty percent (50%) of the outstanding voting securities are on the date hereof directly or indirectly owned by such party, or (ii) such party or any Subsidiary of such party is a general partner. References in this Agreement (except as specifically otherwise defined) to “affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement to “person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity. References in this Agreement to “knowledge”, with respect to the Company, shall mean the actual knowledge of the persons listed in Section 8.14(a) of the Company Disclosure Letter after making due inquiry, and with respect to Parent, shall mean the actual knowledge of the persons listed in Section 8.14(a) of the Parent Disclosure Letter after making due inquiry. References in the Agreement to “the transactions contemplated by this Agreement” or “the transactions contemplated hereby” shall be deemed to include the consummation of the Merger. References in the Agreement to “consistent with past practice” shall include past practice as to frequency, timing and amount.

(b) Each of the following terms is defined on the pages set forth opposite such term:

Action	98
Agreement	5
Book-Entry Shares	10
Business Day	7
Capital Plan	70, 76
Certificate of Merger	7
Certificates	10
Chancery Court	118
Circumstance	17
Claims	29
Closing	6
Closing Date	7
Code	6
Communications Act	38
Company	5
Company Adverse Recommendation
Change	81, 85
Company Affiliate Transactions	39
Company Alternative Transaction	114
Company Alternative Transaction
Proposal	87
Company Benefit Plan	25
Company Board	5
Company Board Recommendation	90
Company Common Stock	9
Company Disclosure Letter	16
Company Environmental Claims	25
Company Equity Plans	18
Company FCC Consents	21
Company Financial Advisors	35
Company Intellectual Property	33
Company Labor Agreement	32
Company Licenses	37
Company Material Contracts	36
Company Notice of Change	82, 85
Company Organizational Documents	21
Company Permits	24
Company PSC Consents	21
Company PSUs	18
Company Qualified Plans	26
Company Regulatory Agreement	39
Company Restricted Stock Unit	15
Company SEC Documents	22
Company Stock Option Consideration	15
Company Stockholder Approval	35
Company Stockholders’ Meeting	89
Company Termination Fee	114
Confidentiality Agreement	80
Consent	20
Contracts	21
Covered Persons	113
Credit Agreement	104
Debt Payoff Letter	104
DGCL	5
Effective Time	7
Enforcement Proceeding	38
Environmental Laws	25
ERISA	25
ERISA Affiliate	26
Exchange Act	20
Exchange Agent	10
Exchange Fund	10
Exchange Ratio	9
FCC	21
FCC Applications	94
FCC Consents	46
FCC Rules	38
FCPA	24
Final Quarterly Dividend	100
Form S-4	29
GAAP	22
Governmental Entity	20
Hazardous Materials	25
HSR Act	21
Indebtedness	70
Indemnified Parties	97
Indemnified Party	97
Intellectual Property	34
Interconnection Agreements	40
Joint Proxy Statement	29
Laws	24
Legal Restraints	108
Liens	19
Material Adverse Effect	17
Merger	5
Merger Consideration	9

Merger Sub	5
Merger Sub Common Stock	9
NASDAQ	13, 15
Network Facilities	40
Open Source	34
Option Exercise Price	15
Outside Date	111
Parent	5
Parent Affiliate Transactions	62
Parent Alternative Transaction	114
Parent Alternative Transaction Proposal	83
Parent Benefit Plan	51
Parent Board	5
Parent Board Recommendation	90
Parent Certificates	10
Parent Charter Amendment	5
Parent Closing Price	13
Parent Common Stock	5
Parent Disclosure Letter	43
Parent Environmental Claims	50
Parent Equity Plans	44
Parent Exchange Unit	15
Parent FCC Consents	46
Parent Financial Advisors	59
Parent Intellectual Property	57
Parent Labor Agreement	56
Parent Licenses	61
Parent Material Contracts	60
Parent Network Facilities	64
Parent Organizational Documents	47
Parent Permits	49
Parent PSC Consents	46
Parent PSUs	44
Parent Qualified Plans	51
Parent Regulatory Agreement	62
Parent Restricted Shares	44
Parent Restricted Stock Units	44
Parent Rights Agreement	44
Parent SEC Documents	47
Parent Stock Option	44
Parent Stockholder Approval	59
Parent Stockholders’ Meeting	89
Parent Termination Fee	114
PSC Applications	94
PSC Consents	46
Regulatory Law	96
Representatives	78
Sarbanes-Oxley Act	22
SEC	20
Securities Act	20
Services	5
Software	35
State Regulators	21
Stock Issuance	5
Subsequent Company SEC Documents	22
Subsequent Parent SEC Documents	47
Subsidiaries	121
Substantial Detriment	96
Superior Company Proposal	87
Superior Parent Proposal	83
Surviving Corporation	6
Surviving Corporation Common Stock	9
Tax Authority	31
Tax Return	31
Taxes	31
Telecommunications Act	41
Termination Date	66
UNEs	41
USAC	38
WARN	32

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

WINDSTREAM HOLDINGS, INC.

By:	/s/ Anthony W. Thomas
Name: Anthony W. Thomas
Title: President and Chief Executive Officer

EUROPA MERGER SUB, INC.

By:	/s/ Anthony W. Thomas
Name: Anthony W. Thomas
Title: President and Chief Executive Officer

EUROPA MERGER SUB, LLC

By:	/s/ Anthony W. Thomas
Name: Anthony W. Thomas
Title: President and Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

EARTHLINK HOLDINGS CORP.

By:	/s/ Joseph F. Eazor
Name: Joseph F. Eazor
Title: President and Chief Executive Officer

[Signature Page to Merger Agreement]

ANNEX B

November 5, 2016

The Board of Directors
EarthLink Holdings Corp.
1170 Peachtree Street
Atlanta, GA 30309

Members of the Board of Directors:

We understand that EarthLink Holdings Corp. (“EarthLink”) proposes to enter into an Agreement and Plan of Merger, dated as of November 5, 2016 (the “Merger Agreement”), among EarthLink, Windstream Holdings, Inc. (“Windstream”), Europa Merger Sub, Inc., a wholly-owned subsidiary of Windstream (“Merger Sub 1”), and Europa Merger Sub, LLC, a wholly-owned subsidiary of Windstream (“Merger Sub 2”), pursuant to which, among other things, Merger Sub 1 will merge with and into EarthLink (the “Merger”) and each outstanding share of common stock, par value $0.01 per share, of EarthLink (“EarthLink Common Stock”) will be converted into the right to receive 0.818 (the “Exchange Ratio”) of a share of common stock, par value $0.0001 per share, of Windstream (“Windstream Common Stock”). Immediately following the Merger, EarthLink, as the surviving corporation in the Merger, will be merged with and into Merger Sub 2 (the “Subsequent Merger” and, together with the Merger, the “Combination”). The terms and conditions of the Combination are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of EarthLink Common Stock of the Exchange Ratio provided for in the Merger.

In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to EarthLink and Windstream that we deemed relevant;

(2)	discussed the past and current business, operations, financial condition and prospects of EarthLink and Windstream with members of senior management of EarthLink;

(3)	discussed the past and current business, operations, financial condition and prospects of Windstream with members of senior management of Windstream;

(4)	reviewed certain information, including financial forecasts (the “Windstream Forecasts”) and other financial and operating data concerning Windstream, prepared by the management of Windstream;

(5)	reviewed certain information, including financial forecasts (the “EarthLink Forecasts”) and other financial and operating data concerning EarthLink, prepared by the management of EarthLink;

461 Fifth Avenue, 17th Floor
New York, NY 10017
Tel: 212-340-7000
Fax: 212-340-7001

www.forosgroup.com

(6)	reviewed certain estimates as to the amount and timing of cost savings (collectively, the “Synergies”) anticipated by the management of EarthLink to result from the Combination;

(7)	reviewed the trading history for EarthLink Common Stock and a comparison of that trading history with the trading histories of certain other publicly traded companies we deemed relevant;

(8)	reviewed the relative financial contributions of EarthLink and Windstream to the future financial performance of the combined company on a pro forma basis;

(9)	reviewed the Merger Agreement; and

(10)	performed such other analyses and studies and considered such other factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us, including without limitation the Windstream Forecasts, EarthLink Forecasts and Synergies, and have relied upon the assurances of the managements of EarthLink and Windstream that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Windstream Forecasts, we have assumed, at your direction and without independent verification, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Windstream as to the future financial performance of Windstream, and at your direction we have relied upon the Windstream Forecasts for purposes of our analysis. With respect to the EarthLink Forecasts, we have assumed, at your direction and without independent verification, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of EarthLink as to the future financial performance of EarthLink. With respect to the Synergies, we have assumed, at your direction and without independent verification, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of EarthLink as to the matters covered thereby, and have assumed, at your direction and without independent verification, that the Synergies will be realized in the amounts and at the times projected.

We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of EarthLink or Windstream, nor have we made any physical inspection of the properties or assets of EarthLink or Windstream. We have not evaluated the solvency or fair value of EarthLink, Windstream or the combined company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at your direction, that the Combination will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Combination, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on EarthLink or Windstream or the contemplated benefits of the Combination. We also have assumed, at your direction, that the Combination will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We express no view or opinion as to any terms or other aspects of the Combination (other than the Exchange Ratio to the extent expressly specified herein), including, without limitation, the form or structure of the Combination. As you are aware, we have not been authorized by EarthLink or the Board of Directors of EarthLink to solicit, nor have we solicited, interest or proposals from third parties regarding a possible acquisition of all or any part of EarthLink or any alternative transaction. Our opinion is limited to the fairness, from a financial point of view, to holders of EarthLink Common Stock of the Exchange Ratio provided for in the Merger, and no opinion or view is expressed with respect to any consideration received in connection with the Combination by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Combination, or class of such persons, relative to the Exchange Ratio or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Combination in comparison to other strategies or transactions that might be available to EarthLink or in which EarthLink might engage or as to the underlying business decision of EarthLink to proceed with or effect the Combination. We are not expressing any opinion as to what the value of Windstream Common Stock actually will be when issued or the prices at which Windstream Common Stock will trade at any time, including following announcement or consummation of the Combination.

This opinion is not intended to be and does not constitute a recommendation to members of the Board of Directors as to whether they should approve the Combination or the Merger Agreement, and we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Combination or any related matter.

We have acted as financial advisor to the Board of Directors of EarthLink in connection with the Combination and we have received retainer fees and will receive fees for our services, a portion of which is payable in connection with our conducting an analysis for purposes of determining whether we can render an opinion and a significant portion of which is contingent upon consummation of the Combination. In addition, EarthLink has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates in the past have provided investment banking and other financial services to EarthLink for which we have received compensation and in the future may provide investment banking and other financial services to EarthLink and Windstream for which we may receive compensation.

It is understood that this letter is for the benefit and use of the Board of Directors of EarthLink (in its capacity as such) in connection with and for purposes of its evaluation of the Combination and may not be used for any other purpose without our prior written consent, except that this opinion, may, if required by law, be included in its entirety in any proxy or other information statement or registration statement to be mailed to stockholders of EarthLink in connection with the Combination.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as they exist and can be evaluated on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to the holders of EarthLink Common Stock.

Very truly yours, FOROS SECURITIES LLC

200 West Street | New York, NY 10282-2198
Tel: 212-902-1000 | Fax 212-902-3000

ANNEX C

PERSONAL AND CONFIDENTIAL

November 5, 2016

Board of Directors
EarthLink Holdings Corp.
1170 Peachtree Street
Suite 900
Atlanta, GA 30309

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Windstream Holdings, Inc. (“Windstream”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of EarthLink Holdings Corp. (the “Company”) of the exchange ratio of 0.818 shares of common stock, par value $0.0001 per share (the “Windstream Common Stock”), of Windstream to be paid for each Share (the “Exchange Ratio”) pursuant to the Agreement and Plan of Merger, dated as of November 5, 2016 (the “Agreement”), by and among Windstream, Merger Sub, Inc., a wholly owned subsidiary of Windstream, Merger Sub, LLC, a wholly owned subsidiary of Windstream, and the Company.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Windstream, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We also have provided certain financial advisory and/or underwriting services to Windstream and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a joint bookrunner with respect to the transfer by Windstream of 14,703,993 shares of common stock of Communications Sales & Leasing, Inc., a former subsidiary of Windstream, in exchange for outstanding loans (aggregate principal amount $309,000,000) under Windstream’s revolving credit facility in April 2015. We may also in the future provide financial advisory and/or underwriting services to the Company, Windstream and their respective affiliates for which our Investment Banking Division may receive compensation.

Board of Directors
EarthLink Holdings Corp.
November 5, 2016

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Windstream for the five fiscal years ended December 31, 2015; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Windstream; certain other communications from the Company and Windstream to their respective stockholders; certain publicly available research analyst reports for the Company and Windstream; certain internal financial analyses and forecasts for Windstream prepared by its management; certain financial analyses and forecasts for Windstream prepared by the management of the Company, certain internal financial analyses and forecasts for the Company prepared by its management and certain financial analyses and forecasts for Windstream pro forma for the Transaction prepared by the management of the Company, in each case, as approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”); and certain net operating loss utilization forecasts for the Company and Windstream prepared by the management of the Company and certain net operating loss utilization forecasts for Windstream pro forma for the Transaction prepared by the management of the Company, in each case, as approved for our use by the Company (the “NOL Forecasts”). We have also held discussions with members of the senior managements of the Company and Windstream regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Windstream; reviewed the reported price and trading activity for the Shares and the shares of Windstream Common Stock; compared certain financial and stock market information for the Company and Windstream with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain business combinations; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, and the NOL Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Windstream or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Windstream or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Windstream and its affiliates) of Shares, as of the date hereof, of the Exchange Ratio pursuant

Board of Directors
EarthLink Holdings Corp.
November 5, 2016

to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Windstream Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Windstream or the ability of the Company or Windstream to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders (other than Windstream and its affiliates) of Shares.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

ANNEX D 745 Seventh Avenue New York, NY 10019 United States

November 5, 2016

Board of Directors
Windstream Holdings, Inc.
4001 Rodney Parham Road
Little Rock, AR 72212

Members of the Board of Directors:

We understand that Windstream Holdings, Inc. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with EarthLink Holdings Corp. (“EarthLink”) pursuant to which (i) Europa Merger Sub, Inc., an indirect, wholly-owned subsidiary of the Company (“Merger Sub 1”) will merge with and into EarthLink, with EarthLink being the surviving corporation (the “Merger”); (ii) immediately following the Merger, EarthLink will merge with and into Europa Merger Sub, LLC, an indirect, wholly-owned subsidiary of the Company (“Merger Sub 2”), with Merger Sub 2 being the surviving company; and (iii) upon the effectiveness of the Merger, each of the shares of common stock, par value $0.01 per share, of EarthLink issued and outstanding (other than shares owned by the Company, Merger Sub 1, Merger Sub 2 or EarthLink) will be converted into the right to receive 0.818 shares (the “Exchange Ratio”) of common stock, par value $0.0001 per share, of the Company. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated November 5, 2016 among the Company, Merger Sub 1, Merger Sub 2 and EarthLink (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Exchange Ratio to be paid by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration paid in the Proposed Transaction or otherwise. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement, dated as of November 5, 2016, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company and EarthLink that we believe to be relevant to our analysis, including their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016 and June 30, 2016; (3) drafts of the Company’s and EarthLink’s respective Quarterly Reports on Form 10-Q for the fiscal quarter ended September 30, 2016; (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the “Company Projections”); (5) financial and operating information with respect to the business, operations and prospects of EarthLink furnished to us by the Company, including (i) financial projections of EarthLink prepared by management of EarthLink (the “EarthLink Projections”) and (ii) financial projections of EarthLink prepared by management of the Company (the “Company EarthLink Projections”); (6) net operating loss projections of the Company prepared by management of the Company (the “Company NOL Projections”) and net operating loss projections of EarthLink prepared by management of the Company (together with the Company NOL Projections, the “NOL Projections”); (7) the trading histories of the Company’s and EarthLink’s common stock for the last twelve months as of November 3, 2016 and a comparison of those trading histories with those of other companies that we deemed relevant; (8) a comparison of the historical financial results and present financial condition of the Company and EarthLink with each other and with those of other companies that we deemed relevant; (9) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (10) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including (i) certain financial and operating information with respect to the business, operations and prospects of the Company on a pro forma basis giving effect to the Proposed Transaction furnished to us by the Company, including financial projections of the Company on a pro forma basis giving effect to the Proposed Transaction prepared by management of the Company (the “Pro Forma Projections”) and (ii) cost savings and operating synergies expected by the management of the Company to result from a combination of the businesses (collectively, the “Expected Synergies”); (11) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company and EarthLink; and (12) the relative contributions of the Company and EarthLink to the future financial performance of the combined company on a pro forma basis. In addition, we have had discussions with the management of the Company concerning the Company’s and EarthLink’s businesses, operations, assets, financial conditions and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. With respect to the Company Projections, upon the advice and at the instruction of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. With respect to the EarthLink Projections, upon the advice and at the instruction of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of EarthLink as to the future financial performance of EarthLink. With respect to the Company EarthLink Projections, upon the advice and at the instruction of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of EarthLink and that EarthLink will perform substantially in accordance with such projections. With respect to the Pro Forma Projections, upon the advice and at the instruction of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company on a pro forma basis giving effect to the Proposed Transaction, that the pro forma adjustments to the Company

Projections are appropriate and that the pro forma Company will perform substantially in accordance with such Pro Forma Projections. With respect to the NOL Projections, upon the advice and at the instruction of the Company, we have assumed that the amounts of the NOL Projections are reasonable and that the net operating losses contained in the NOL Projections will be realized in accordance with such estimates. Furthermore, upon the advice and at the instruction of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or EarthLink and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or EarthLink. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which shares of common stock of EarthLink would trade following the announcement of the Proposed Transaction or shares of the Company would trade following the announcement or consummation of the Proposed Transaction.

We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice and at the instruction of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We have further assumed, at the direction of the Company, that the Proposed Transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that the Exchange Ratio to be paid by the Company in the Proposed Transaction is fair to the Company, from a financial point of view.

We have been retained solely for the purposes of rendering this opinion, and will receive a fee payable upon delivery of this opinion. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking services for the Company in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (i) Joint Bookrunner and Joint Lead Arranger in connection with the Company’s 2016 Term Loan B offering, (ii) Joint Bookrunner in connection with the Company’s 2016 secondary equity offering of shares of Communications Sales & Leasing Inc. and participating creditor in connection with the related debt-for-equity exchange and (iii) Joint Bookrunner in connection with the Company’s 2015 Revolving Credit Facility amend and extend.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and EarthLink for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital Inc.

BARCLAYS CAPITAL INC.

ANNEX E

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
WINDSTREAM HOLDINGS, INC.

 _________________________________________

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware (“DGCL”)
_________________________________________

Windstream Holdings, Inc., a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: Section 1 of Article FOUR of the Amended and Restated Certificate of Incorporation is amended and restated to read in its entirety as set forth below:

“SECTION 1. Authorized Shares. The total number of shares of capital stock which the Corporation has authority to issue is 408,333,333 shares, consisting of:

(a) 33,333,333 shares of Preferred Stock, par value $.0001 per share (“Preferred Stock”); and

(b) 375,000,000 shares of Common Stock, par value $.0001 per share (“Common Stock”).

The Preferred Stock and the Common Stock shall have the rights, preferences and limitations set forth below.”

SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the DGCL and shall become effective at [ ] [ ] (Eastern Time) on [ ], 2016.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Windstream Holdings, Inc. has caused this Certificate of Amendment to be duly executed in its corporate name this [ ] day of [ ], 2016.

WINDSTREAM HOLDINGS, INC.

By:
Name: Tony Thomas
Title: President and Chief Executive Officer

E-2

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The DGCL permits a Delaware corporation to indemnify directors, officers, employees and agents under some circumstances, and mandates indemnification under certain limited circumstances. The DGCL permits a corporation to indemnify a director, officer, employee or agent for expenses actually and reasonably incurred, as well as fines, judgments and amounts paid in settlement in the context of actions other than derivative actions, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification against expenses incurred by a director, officer, employee or agent in connection with his or her defense of a proceeding against such person for actions in such capacity is mandatory to the extent that such person has been successful on the merits. If a director, officer, employee or agent is determined to be liable to the corporation, indemnification for expenses is not allowable, subject to limited exceptions where a court deems the award of expenses appropriate. The DGCL grants express power to a Delaware corporation to purchase liability insurance for its directors, officers, employees and agents, regardless of whether any such person is otherwise eligible for indemnification by the corporation. Advancement of expenses is permitted but a person receiving such advances must repay those expenses if it is ultimately determined that he is not entitled to indemnification.

Article Eight of the Windstream charter provides for the indemnification of directors and officers of Windstream against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee out of any action, suit or proceeding, whether civil, criminal, administrative or investigative (in each case a proceeding), by reason of the fact that he or she is or was a director or officer of Windstream or, while a director, officer, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer. Additionally, Windstream is required to pay the expenses of such indemnitees incurred in defending any such proceeding in advance of its final disposition.

In addition, as permitted under the DGCL, Windstream has entered into indemnity agreements with its directors and officers. Under the indemnity agreements, Windstream will indemnify its directors and officers to the fullest extent permitted or authorized by the DGCL, as it may from time to time be amended, or by any other statutory provisions authorizing or permitting such indemnification. Under the terms of Windstream’s directors’ and officers’ liability and company reimbursement insurance policy, directors and officers of Windstream are insured against certain liabilities, including liabilities arising under the Securities Act. Windstream will indemnify such directors and officers under the indemnity agreements from all losses arising out of claims made against them, except those based upon illegal personal profit, recovery of short-swing profits or dishonesty; provided, that Windstream’s obligations will be satisfied to the extent of any reimbursement under such insurance.

1

Item 21. Exhibits and Financial Statements.

2.1	Agreement and Plan of Merger, dated as of November 5, 2016, by and among Windstream Holdings, Inc., Europa Merger Sub, Inc., Europa Merger Sub, LLC and EarthLink Holdings Corp. (included as Annex A to the Joint Proxy Statement/Prospectus forming a part of this Registration Statement).†

3.1	Form of Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Windstream Holdings, Inc. (included as Annex E to the Joint Proxy Statement/Prospectus forming a part of this Registration Statement).

5.1	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP as to the validity of the securities being registered.*

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain federal income tax matters.***

8.2	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding certain federal income tax matters.***

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Windstream Holdings, Inc.***

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm of EarthLink Holdings Corp.***

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibits 5.1 and 8.1).***

23.4	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 8.2).***

99.1	Consent of Foros Securities LLC.***

99.2	Consent of Goldman, Sachs & Co.***

99.3	Consent of Barclays Capital Inc.***

99.4	Form of Proxy Card of Windstream Holdings, Inc.**

99.5	Form of Proxy Card of EarthLink Holdings Corp.**

*	Previously filed with the registrant’s Registration Statement on Form S-4 (No. 333-214992), which was filed with the SEC on December 8, 2016.

**	Previously filed with the registrant’s amended Registration Statement on Amendment No. 1 to Form S-4 (No. 333-214992), which was filed with the SEC on January 9, 2017.

***	Filed herewith.

†	Windstream will furnish to the SEC, upon request, a copy of each schedule and exhibit to this agreement.

2

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(A)	(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B)	For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)	To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

3

(D)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(E)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(F)	That every prospectus: (i) that is filed pursuant to paragraph (E) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(G)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(H)	Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on the 13th day of January, 2017.

WINDSTREAM HOLDINGS, INC.

/s/ Tony Thomas
Name:	Tony Thomas
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the date indicated.

Signature	Title	Date

*	President, Chief Executive	January 13, 2017
Tony Thomas	Officer and Director (Principal
Executive Officer)

*	Chief Financial Officer	January 13, 2017
Robert E. Gunderman	(Principal Financial Officer)

*	Controller (Principal	January 13, 2017
John Eichler	Accounting Officer)

*	Chair, Director	January 13, 2017
Jeffrey T. Hinson

*	Director	January 13, 2017
Carol B. Armitage

*	Director	January 13, 2017
Samuel E. Beall III

Signature	Title	Date

*	Director	January 13, 2017
Jeannie H. Diefenderfer

*	Director	January 13, 2017
William G. LaPerch

*	Director	January 13, 2017
Larry Laque

*	Director	January 13, 2017
Michael G. Stoltz

*	Director	January 13, 2017
Alan L. Wells

Kristi Moody, by signing her name below, signs this document on behalf of each of the above named persons specified by an asterisk (*), pursuant to a power of attorney duly executed by such persons and filed with the Securities and Exchange Commission in Windstream Holdings, Inc.’s Registration Statement on Form S-4 (registration number 333-214992) filed on December 8, 2016.

*By:	/s/ Kristi Moody
Kristi Moody
Attorney-in-fact

2